                                                                     Exhibit 2.1

                      Columbia/HCA Healthcare Corporation

                         -----------------------------
        Spin-Offs of LifePoint Hospitals, Inc. and Triad Hospitals, Inc.
                      Through a Common Stock Distribution

                         -----------------------------

To the Stockholders of Columbia/HCA Healthcare Corporation:

  In November 1997, Columbia/HCA Healthcare Corporation reorganized its operations into five divisions. Columbia/HCA has now determined to establish two of those divisions, America Group and Pacific Group, as independent, publicly-traded companies. America's hospitals are located in non-urban areas where, in 21 of its 23 markets, America's hospital is the only hospital in the community. Approximately three-quarters of Pacific's hospitals are located in small cities, generally in the Southern, Western and Southwestern United States, where Pacific's hospital is usually either the only hospital or one of two or three hospitals in the community, and the remainder of Pacific's hospitals are located in larger urban areas typically characterized by a high rate of population growth.

  We believe that separating the America and Pacific Groups into two smaller, strategically focused public companies will have positive effects on the performance and profitability of the facilities in these groups by enabling more focused management attention, more effective operating strategies based on local market conditions, and compensation incentives for employees that are more closely tied to group performance. After the separation of the America and Pacific Groups, Columbia/HCA will focus its efforts on its core markets, which are typically located in urban areas that are characterized by highly integrated facility networks.

  The health care services businesses conducted by the America and Pacific Groups will be transferred to LifePoint Hospitals, Inc. and Triad Hospitals, Inc., respectively, each of which will be a newly formed Delaware holding company. Thereafter, the shares of common stock of LifePoint Hospitals, Inc. and of Triad Hospitals, Inc. will be distributed to the stockholders of Columbia/HCA on a pro rata basis. Subject to certain financing arrangements, the distribution of the shares of common stock of LifePoint Hospitals, Inc. and
Triad Hospitals, Inc. will be effective on      , 1999.

  If you own Columbia/HCA common stock as of the close of business on      ,
1999, you will receive     shares of LifePoint common stock and     shares of
Triad common stock for every     shares of Columbia/HCA common stock that you
own. You should receive these LifePoint and Triad shares in       1999.
Columbia/HCA has received a ruling from the Internal Revenue Service that, among other things, the distribution of shares of LifePoint common stock and Triad common stock generally will be tax-free to Columbia/HCA and to Columbia/HCA's stockholders, except for any cash received instead of fractional shares.

  No Columbia/HCA stockholder action is required, and you do not need to surrender your shares of Columbia/HCA common stock to receive the shares of LifePoint common stock and Triad common stock. You will continue to hold the same number of shares of Columbia/HCA common stock after the distribution. We have applied for a quotation of the LifePoint common stock and the Triad common stock on the Nasdaq National Market System and we expect that they will trade under the symbols "LPNT" and "TRIH," respectively.

  This information statement contains detailed information about LifePoint, Triad and the distribution. We encourage you to read it carefully.

                                          Sincerely,

Thomas F. Frist, Jr., M.D.                Jack O. Bovender, Jr.
Chairman of the Board and                 President and
 Chief Executive Officer                   Chief Operating Officer

     , 1999

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment.           +
+Registration statements relating to these securities have been filed with the + +Securities and Exchange Commission. These securities will not be issued prior + +to the time the registration statements become effective. This information + +statement shall not constitute an offer to sell or the solicitation of any + +offer to buy any securities of Columbia/HCA Healthcare Corporation, LifePoint +
+Hospitals, Inc. or Triad Hospitals, Inc.                                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

         SUBJECT TO COMPLETION OR AMENDMENT, DATED APRIL 17, 1999

                             Information Statement

                                 ------------

         LifePoint Hospitals, Inc. Triad Hospitals, Inc.
          Common Stock              Common Stock


 Consider                 We have prepared this information statement to
 carefully the          provide you with information regarding the pro rata
 risk factors           distribution to Columbia/HCA Healthcare Corporation
 beginning on           common and non-voting common stockholders of all of the
 page 29 of this        shares of common stock of LifePoint Hospitals, Inc.,
 information            which will be a newly-formed holding company for the
 statement.             America Group of Columbia/HCA, and Triad Hospitals,
                        Inc., which will be a newly-formed holding company for
 Stockholder            the Pacific Group of Columbia/HCA.
 approval of the
 distribution of          Subject to certain financing arrangements, the shares
 LifePoint and          of LifePoint common stock and Triad common stock will
 Triad is not           be distributed on the effective date of the
 required. We are       distribution, which is      , 1999, to holders of
 not asking you         Columbia/HCA common stock at the close of business on
 for a proxy and        the record date for the distribution, which is     ,
 we request that        1999.
 you do not send
 us a proxy.              If you are a Columbia/HCA common stockholder at the
 Also, you are          close of business on the record date, you will receive
 not required to            shares of LifePoint common stock and     shares of
 make any payment       Triad common stock for every     shares of Columbia/HCA
 for the shares         common stock you hold. Certificates for the shares will
 of LifePoint           be mailed on or about      , 1999. You will receive a
 common stock or        check for the cash equivalent of any fractional shares
 Triad common           you otherwise would have received in the distribution.
 stock.
                          If you have questions regarding the distribution, you
 This information       may call National City Bank, Shareholder Services
 statement is not       Group, telephone number (800) 622-6757, the
 an offer to            distribution agent, or W. Mark Kimbrough, telephone
 sell, or a             number (615) 344-1199, Columbia/HCA's investor contact.
 solicitation of
 an offer to buy,
 any securities
 of Columbia/HCA,
 LifePoint or
 Triad.


  No public market currently exists for either the LifePoint common stock or the Triad common stock. However, we have applied for a quotation of the LifePoint common stock and the Triad common stock on the Nasdaq National Market System. If the shares are accepted for quotation on Nasdaq, we expect that a "when-issued" market will develop shortly before the distribution date and regular trading will begin on the first business day after the effective date of the distribution.

                        Proposed Nasdaq Trading Symbols

                         LifePoint common stock -- LPNT
                           Triad common stock -- TRIH

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the LifePoint common stock or the Triad common stock, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

  We first mailed this information statement to Columbia/HCA stockholders on , 1999.

                               TABLE OF CONTENTS




Summary...................................................................   1
 Introduction.............................................................   1
 Questions and Answers About LifePoint, Triad and the Distribution........   2
 Key Terms of the Distribution............................................   7
 Information Regarding the Distribution, LifePoint and Triad..............   9
 Columbia/HCA Healthcare Corporation......................................  10
 LifePoint Hospitals, Inc. ...............................................  11
 Triad Hospitals, Inc. ...................................................  13
 Comparative Financial Highlights.........................................  16
LifePoint Summary Financial Data..........................................  17
LifePoint Unaudited Pro Forma Condensed Combined Financial Statements.....  19
LifePoint Unaudited Pro Forma Condensed Combined Statement of Operations
 for the Year Ended December 31, 1998.....................................  20
LifePoint Unaudited Pro Forma Condensed Combined Balance Sheet............  21
LifePoint Notes to Unaudited Pro Forma Condensed Combined Financial
 Statements...............................................................  22
Triad Summary Financial Data..............................................  23
Triad Unaudited Pro Forma Condensed Combined Financial Statements.........  25
Triad Unaudited Pro Forma Condensed Combined Statement of Operations for
 the Year Ended December 31, 1998.........................................  26
Triad Unaudited Pro Forma Condensed Combined Balance Sheet................  27
Triad Notes to Unaudited Pro Forma Condensed Combined Financial
 Statements...............................................................  28
Risk Factors..............................................................  29
 Loss of Physicians or Other Key Personnel Could Adversely Affect
  LifePoint and Triad.....................................................  29
 No Operating Histories as Independent Companies; Net Losses..............  29
 Limits on Reimbursement and Health Care Reform Legislation May Reduce
  Profitability...........................................................  29
 Reimbursement by Managed Care Organizations May Reduce Hospital
  Profitability...........................................................  30
 Competition..............................................................  30
 Risks Associated With Potential Acquisitions.............................  31
 Geographic Concentration of Operations Could Adversely Affect LifePoint
  and Triad...............................................................  31
 Extensive Regulation Could Adversely Affect LifePoint and Triad .........  32

 Potential Adverse Impact of Columbia/HCA Investigations and Litigation;
  Indemnification of LifePoint and Triad...................................  33
 Professional Liability Risks Could Adversely Affect Results of Operations
  and Cash Flow............................................................  35
 High Degree of Leverage and Debt Service Obligations May Adversely Affect
  LifePoint and Triad......................................................  35
 Absence of Dividends......................................................  36
 Tax Treatment of the Distribution ........................................  36
 Holding Company Structure Risks...........................................  36
 Risks Associated with Fraudulent Conveyance and Legal Dividend
  Requirements.............................................................  37
 Market Uncertainties With Respect to LifePoint Common Stock and Triad
  Common Stock.............................................................  38
 Anti-Takeover Provisions..................................................  38
 Possible Lack of Year 2000 Compliance May Adversely Affect LifePoint and
  Triad....................................................................  39
Reasons for Furnishing this Information Statement..........................  40
Forward-Looking Information................................................  40
The Distribution...........................................................  41
 Background and Purposes of the Distribution...............................  41
 Manner of Effecting the Distribution......................................  42
 Results of the Distribution...............................................  42
 Material Federal Income Tax Consequences..................................  43
 Regulatory Approvals......................................................  44
 Market for LifePoint Common Stock and Triad Common Stock..................  44
 Conditions Precedent to the Distribution..................................  45
Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the
 Distribution..............................................................  45
 Distribution Agreement....................................................  45
 Tax Sharing and Indemnification Agreement.................................  47
 Benefits and Employment Matters Agreement.................................  47
 Insurance Allocation and Administration Agreement.........................  49
 Computer and Data Processing Services Agreement...........................  50
 Lease Agreements..........................................................  50
 Transitional Services Agreement...........................................  50
 Other Agreements..........................................................  50
Dividend Policy............................................................  51
 LifePoint.................................................................  51
 Triad.....................................................................  51
LifePoint Selected Historical Financial Data...............................  52

LifePoint Management's Discussion and Analysis of Financial Condition and
 Results of Operations....................................................  54
Overview..................................................................  54
 Forward-Looking Statements...............................................  54
 Investigations...........................................................  54
 Results of Operations....................................................  55
 Liquidity and Capital Resources..........................................  61
 Impact of Year 2000 Computer Issues......................................  62
 Effects of Inflation and Changing Prices.................................  65
 Health Care Reform.......................................................  65
Description of Certain New LifePoint Indebtedness.........................  66
 General..................................................................  66
 Senior Subordinated Notes Due 2009.......................................  66
 New Credit Agreement.....................................................  66
Triad Selected Historical Financial Data..................................  68
Triad Management's Discussion and Analysis of Financial Condition and
 Results of Operations....................................................  70
Overview..................................................................  70
 Forward-Looking Statements...............................................  70
 Investigations...........................................................  70
 Results of Operations....................................................  71
 Liquidity and Capital Resources..........................................  78
 Impact of Year 2000 Computer Issues......................................  78
 Effects of Inflation and Changing Prices.................................  81
 Health Care Reform.......................................................  81
Description of Certain New Triad Indebtedness.............................  82
 General..................................................................  82
 Senior Subordinated Notes Due 2009.......................................  82
 New Credit Agreement.....................................................  82
LifePoint Business........................................................  84
 General..................................................................  84
 Principal Executive Offices..............................................  84
 The Non-Urban Health Care Market.........................................  84
 Business Strategy........................................................  85
 Operations...............................................................  86
 Services and Utilization.................................................  86
 Sources of Revenue.......................................................  87
 Competition..............................................................  88
 Properties...............................................................  90
 Employees and Medical Staff..............................................  90
 LifePoint's Regulatory Compliance Program................................  91
 Legal Proceedings........................................................  91
Triad Business............................................................  92
 General..................................................................  92
 Principal Executive Offices..............................................  92
 Triad's Markets..........................................................  92
 Business Strategy........................................................  93
 Operations...............................................................  94
 Services and Utilization.................................................  95

 Sources of Revenue.......................................................   96
 Competition..............................................................   96
 Properties...............................................................   99
 Employees and Medical Staff..............................................  100
 Triad's Regulatory Compliance Program....................................  100
 Legal Proceedings........................................................  101
Government and Other Sources of Reimbursement for LifePoint and Triad.....  102
 Medicare.................................................................  102
 Medicaid.................................................................  103
 Annual Cost Reports......................................................  104
 Managed Care.............................................................  104
 Commercial Insurance.....................................................  104
Government Regulation and Other Factors Affecting LifePoint and Triad.....  105
 Licensure, Certification and Accreditation...............................  105
 Certificates of Need.....................................................  105
 State Rate Review........................................................  105
 Utilization Review.......................................................  105
 Medicare Regulations and Fraud and Abuse.................................  105
 Corporate Practice of Medicine...........................................  108
 Health Care Reform.......................................................  108
 Conversion Legislation...................................................  108
 Revenue Ruling 98-15.....................................................  109
 Environmental Matters....................................................  109
 Insurance................................................................  109
 Governmental Investigation of Columbia/HCA and Related Litigation........  109
LifePoint Management......................................................  112
 Directors................................................................  112
 Compensation of Directors................................................  113
 Executive Officers.......................................................  114
 Executive Compensation...................................................  115
 LifePoint Compensation Arrangements......................................  116
 Benefits and Employment Matters Agreement................................  116
 The LifePoint 1998 Long-Term Incentive Plan..............................  116
 LifePoint Executive Stock Purchase Plan..................................  119
 LifePoint Annual Cash Bonus Plan.........................................  120
The LifePoint Management Stock Purchase Plan..............................  121
LifePoint Employee Stock Ownership Plan...................................  122
Employment Contracts, Termination of Employment Arrangements and Change in
 Control Arrangements.....................................................  123
LifePoint Security Ownership by Certain Beneficial Owners and Management..  125
Triad Management..........................................................  127
 Directors................................................................  127
 Compensation of Directors................................................  128
 Executive Officers.......................................................  129
 Executive Compensation...................................................  131

 Columbia/HCA Option Grants in 1998.......................................  132
 Triad Compensation Arrangements..........................................  133
 Benefits and Employment Matters Agreement................................  133
 The Triad 1999 Long-Term Incentive Plan..................................  133
 Triad Executive Stock Purchase Plan......................................  135
 Triad Annual Cash Bonus Plan.............................................  137
The Triad Management Stock Purchase Plan..................................  137
Triad Employee Stock Ownership Plan.......................................  139
Employment Contracts, Termination of Employment Arrangements and Change in
 Control Arrangements.....................................................  139
Triad Security Ownership by Certain Beneficial Owners and Management......  140
LifePoint Description of Capital Stock....................................  142
 Introduction.............................................................  142
 Authorized And Outstanding Capital Stock.................................  142
 LifePoint Common Stock; Delaware Anti-Takeover Provisions................  142
 LifePoint Preferred Stock................................................  143

 LifePoint Preferred Stock Purchase Rights................................. 143
 Certain Anti-Takeover Provisions--LifePoint Certificate and By-Laws....... 145
 Limited Liability and Indemnification Provisions.......................... 150
Triad Description of Capital Stock......................................... 151
 Introduction.............................................................. 151
 Authorized And Outstanding Capital Stock.................................. 151
 Triad Common Stock; Delaware Anti-Takeover Provisions..................... 151
 Triad Preferred Stock..................................................... 152
 Triad Preferred Stock Purchase Rights..................................... 152
 Certain Anti-Takeover Provisions--Triad Certificate and By-Laws........... 154
 Limited Liability and Indemnification Provisions.......................... 159
Additional Information..................................................... 160
LifePoint Hospitals, Inc. and Subsidiaries Index to Financial Statements... F-1
Triad Hospitals, Inc. and Subsidiaries Index to Financial Statements....... F-1

                                    Summary

  This summary highlights selected information from this information statement, but does not contain all details concerning the distribution of the common stock of LifePoint and Triad to Columbia/HCA stockholders, including information that may be important to you. To better understand the distribution, and the businesses and financial position of LifePoint and Triad, you should carefully review this entire document. References in this document to "LifePoint" mean LifePoint Hospitals, Inc. and its subsidiaries and affiliates. References in this document to "Triad" mean Triad Hospitals, Inc. and its subsidiaries and affiliates. References in this document to "Columbia/HCA" mean Columbia/HCA Healthcare Corporation and its subsidiaries and affiliates.

                                  Introduction

  Columbia/HCA is the largest provider of health care services in the United States today, operating approximately 300 hospitals, as well as outpatient surgery centers, diagnostic centers, cardiac rehabilitation centers, physical therapy centers, radiation oncology centers, comprehensive outpatient rehabilitation centers, medical office buildings, physician practices and other health care programs. In November 1997, Columbia/HCA restructured its operations into five divisions, including the America Group and the Pacific Group. America's hospitals are located in non-urban areas where, in almost every case, America's hospital is the only hospital in the community. Approximately three-quarters of Pacific's hospitals are located in small cities, generally in the Southern, Western and Southwestern United States, where Pacific's hospital is usually either the only hospital or one of two or three hospitals in the community, and the remainder of Pacific's facilities are located in larger urban areas typically characterized by a high rate of population growth. Columbia/HCA has now determined to establish the America Group and the Pacific Group as two independent, publicly-traded companies.

  As of the distribution date, the health care services businesses conducted by the America and Pacific Groups of Columbia/HCA will have been transferred to LifePoint Hospitals, Inc. and Triad Hospitals, Inc., respectively, each of which will be a newly formed Delaware holding company. The shares of common stock of LifePoint Hospitals, Inc. and of Triad Hospitals, Inc. will be distributed to the stockholders of Columbia/HCA on a pro rata basis.

  Subject to certain financing arrangements, the distribution of the shares of common stock of LifePoint Hospitals, Inc. and Triad Hospitals, Inc. will be
effective on the distribution date,     , 1999. Following the distribution,
Columbia/HCA will focus its efforts on its core markets, which are typically located in urban areas that are characterized by highly integrated facility networks.

  Columbia/HCA management believes that separating LifePoint and Triad into two smaller, strategically focused public companies will provide the following benefits:

  . Implement Tailored Business Strategies. Columbia/HCA's management believes that, because of the different community characteristics and levels of network integration that exist in the LifePoint and Triad markets, the LifePoint and Triad business strategies need to be distinguished from each other and from those pursued in Columbia/HCA's core markets. As smaller companies, LifePoint and Triad will have more flexibility in responding to the needs of the communities in which they operate.

  . Increase Management Focus and Attention. The managements of LifePoint and
    Triad will be able to focus on making capital improvements to existing facilities in order to expand specialized services, invest in physician and executive recruitment and retention, and improve outreach programs and general health education initiatives.

  . Tie Compensation to Performance. Following the distribution, LifePoint and Triad will be able to more closely tie compensation incentives for their employees to the performance of their companies. Each of LifePoint and Triad intends to establish for the benefit of its employees an Employee Stock Ownership Plan (an "ESOP"), which shortly after the distribution, in the case of the LifePoint ESOP, will purchase a number of shares equal to 8.3% of the outstanding common stock of LifePoint and, in the case of the Triad ESOP, will purchase a number of shares equal to 9.0% of the outstanding common stock of Triad. These equity interests are expected to help LifePoint and Triad to attract and retain talented and effective management and to motivate employees throughout the organization.

  . Improve Access to Capital. The distribution will give each of LifePoint and Triad direct access to capital markets. As divisions of Columbia/HCA, LifePoint and Triad have competed with each other and with the other Columbia/HCA divisions for management attention, support resources, and capital to finance expansion and growth opportunities. As separate entities, with their own management structures, LifePoint and Triad will be better able to implement business strategies appropriate for their markets and to direct capital funding and expansion initiatives.

  . Increase Visibility to the Capital Markets. Following the distribution, the financial markets will be able to focus on the individual strengths of Columbia/HCA, LifePoint and Triad, and more accurately evaluate the performance of each distinct business compared to companies in the same or similar businesses.

  After the distribution, Columbia/HCA will retain responsibility for liabilities arising out of the pending governmental investigations of some of Columbia/HCA's business practices and for liabilities arising out of related stockholder and other legal proceedings currently pending against Columbia/HCA. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Distribution Agreement" beginning on page 45, "Risk Factors-- Potential Adverse Impact of Columbia/HCA Investigations and Litigation; Indemnification of LifePoint and Triad" beginning on page 33, and "Government Regulation and Other Factors Affecting LifePoint and Triad--Governmental Investigation of Columbia/HCA and Related Litigation" beginning on page 109. In general, Columbia/HCA also will be responsible for taxes relating to pre-distribution periods.

  This summary includes cross-references to other portions of this information statement to help you find more detailed information about the distribution, LifePoint and Triad. We encourage you to read the entire document.

       Questions and Answers About LifePoint, Triad and the Distribution

What are the businesses
of LifePoint and Triad?   After the distribution, LifePoint and Triad will
                          continue to provide health care services, through hospitals and, in the case of Triad, ambulatory surgery centers. LifePoint's hospitals are located in growing, non-urban areas with an average population of approximately 31,000 (based on 1997 data). In 21 of LifePoint's 23 markets, LifePoint's hospital is the only hospital in the community. LifePoint's hospitals are located in the States of Alabama, Florida, Georgia, Kansas, Kentucky, Louisiana,
                          Tennessee, Utah and Wyoming. Approximately three-quarters of Triad's hospitals are located in small cities (generally with populations of less than 150,000 residents and located more than 60 miles from a major urban center) where Triad's hospital is usually either the only hospital or one of two or three hospitals in the community, and the remainder of Triad's facilities are located in larger urban areas typically characterized by a high rate of population growth. Triad's hospitals are located in the States of Alabama, Arizona, Arkansas, California,
                          Kansas, Louisiana, Missouri, New Mexico, Oklahoma,
                          Oregon and Texas.

Why is Columbia/HCA       Columbia/HCA believes that separating the America and
establishing the          Pacific Groups into two smaller, strategically
businesses of its         focused public companies will allow them to implement
America and Pacific       business strategies that are more tailored to their
Groups as separate,       particular markets and to more closely tie
publicly-traded           compensation incentives for their employees to the
companies?                performance of each company. As separate companies,
                          LifePoint and Triad are also expected to benefit from more focused management attention and improved access to the capital markets. After the distribution, Columbia/HCA will focus its efforts on its core markets, which are typically located in urban areas that are characterized by highly integrated facility networks.

Who will be the
executive officers and    Scott L. Mercy will be the Chairman and Chief
directors of LifePoint    Executive Officer of LifePoint. Mr. Mercy has
and Triad?                extensive experience in the health care services
                          business, most recently serving as President and Chief Executive Officer of America Service Group
                          Inc., a publicly-traded provider of managed health care services to correctional facilities throughout the United States. Prior to joining America Service
                          Group Inc. in April 1996, Mr. Mercy held senior financial positions with Columbia/HCA and with Hospital Corporation of America (which became a part of Columbia/HCA in February 1994). Mr. Mercy will be supported by a management team that will include
                          James M. Fleetwood, Jr., who currently is the President of the America Group of Columbia/HCA and will serve as President and Chief Operating Officer of LifePoint, and other senior executives, some of whom are currently responsible for the operations of the America Group. See "LifePoint Management --
                          Executive Officers" beginning on page 114.

                          The LifePoint Board of Directors initially will consist of five persons, including Mr. Mercy, who will serve as Chairman. See "LifePoint Management-- Directors" beginning on page 112.

                          James D. Shelton, currently President of the Pacific Group of Columbia/HCA, will serve as Chairman of the Board, President and Chief Executive Officer of Triad. Mr. Shelton has extensive experience in the health care services business and has been associated with Columbia/HCA since June 1994. Prior to joining Columbia/HCA, Mr. Shelton held senior executive positions with National Medical Enterprises, Inc. (now known as Tenet Healthcare Corporation). Mr. Shelton will be supported by a management team that will include many of the senior executives currently responsible for the operations of the Pacific Group. See "Triad Management--Executive Officers" beginning on page 129.

                          The Triad Board of Directors initially will consist of seven persons, including Mr. Shelton, who will serve as Chairman. See "Triad Management--Directors" beginning on page 127.

After the distribution,   After the distribution, Columbia/HCA will no longer
will LifePoint and        own any LifePoint common stock or Triad common stock.
Triad be related to       However, Columbia/HCA, LifePoint and Triad will enter
Columbia/HCA in any       into certain agreements to define the ongoing
way?                      relationships between Columbia/HCA and each of
                          LifePoint and Triad after the distribution. These agreements also allocate responsibility for obligations arising prior to the distribution and for certain obligations that might arise in the future. See "Arrangements Among Columbia/HCA,
                          LifePoint and Triad Relating to the Distribution" beginning on page 45 for a more complete discussion of these agreements.

How much debt will
LifePoint and Triad       Columbia/HCA intends to arrange for approximately
have after the            $260.6 million in debt financing, which will be
distribution?             assumed by LifePoint prior to the distribution and is
                          expected to consist of $135 million of term loans under a new credit agreement, $125 million of Senior
                          Subordinated Notes due 2009 and approximately $0.6 million in other debt obligations to be assumed from Columbia/HCA. LifePoint expects that the new credit agreement will also include an additional term loan commitment of $35 million available for limited purposes and a revolving credit commitment of up to $65 million, which are expected to be undrawn at closing. The term loan indebtedness is expected to be secured by certain of LifePoint's assets.
                          Columbia/HCA also intends to arrange for approximately $675 million in debt financing, which will be assumed by Triad prior to the distribution and is expected to consist of $365 million of term loans under a new credit agreement, including a $75 million, 1 year asset sale bridge loan facility, $300 million of Senior Subordinated Notes due 2009 and approximately $10 million in other debt obligations to be assumed from Columbia/HCA. The term loan indebtedness is expected to be secured by certain of Triad's assets. Triad also expects to enter into a revolving credit loan agreement providing for a commitment for revolving credit loans in an aggregate principal amount of up to $125 million, which is expected to be undrawn at closing. The LifePoint and Triad debt agreements are expected to contain customary financial and other restrictive covenants
                          (including restrictions on the payment of dividends, incurrences of indebtedness and sale of assets). See
                          "Risk Factors--High Degree of Leverage and Debt
                          Service Obligations May Adversely Affect LifePoint and Triad" beginning on page 35, "LifePoint Unaudited
                          Pro Forma Condensed Combined Balance Sheet" beginning on page 19, and "Triad Unaudited Pro Forma Condensed
                          Combined Balance Sheet" beginning on page 25.

What are the risks        The businesses of LifePoint and Triad are subject to
involved in owning        risks, among others, related to competition and to
LifePoint common stock    possible changes in regulation and legislation
and Triad common stock?   relating to the health care services industry, as
                          well as risks relating to possible changes in the Medicare program which could further limit reimbursement for health care services. The separation of LifePoint and Triad from Columbia/HCA presents certain additional risks because neither
                          LifePoint nor Triad has ever operated independently of Columbia/HCA; there is no existing market for either LifePoint common stock or Triad common stock
                          (although we intend to apply for quotation of the LifePoint common stock and the Triad common stock on the Nasdaq National Market System); and a large number of the shares distributed could be sold into the market at any given time. Each of LifePoint and Triad also have anti-takeover provisions in place that could discourage or make more expensive a takeover attempt that is opposed by its Board of Directors.

                          Columbia/HCA is the subject of several government investigations of certain of its business practices and is also defendant in a number of lawsuits in respect of which liabilities could be asserted against LifePoint and Triad. Columbia/HCA has agreed to indemnify LifePoint and Triad in respect of liabilities arising from such matters. Any failure by Columbia/HCA to satisfy its indemnification obligation in respect of such liabilities could have a material adverse effect on LifePoint and Triad.

                          See "Risk Factors" beginning on page 29 for a more complete discussion of certain matters which you should consider in respect of your ownership of LifePoint common stock and Triad common stock.

What do I have to do to   Nothing. No proxy or vote is necessary for the
participate in the        distribution. If you own Columbia/HCA common stock
distribution?             ("Columbia/HCA Common Stock") or Columbia/HCA Non-
                          voting Common Stock ("Columbia/HCA Non-voting Stock,"
                          and together with Columbia/HCA Common Stock,
                          "Columbia/HCA Stock") as of the close of business on
                          the record date,      , 1999, shares of LifePoint
                          common stock and Triad common stock will be mailed to you or credited to your brokerage account in 1999. You do not need to mail in Columbia/HCA Stock certificates to receive LifePoint common stock and Triad common stock certificates. You will not receive new Columbia/HCA Stock certificates.

Explain the                   shares of LifePoint common stock and     shares
distribution ratio.       of Triad common stock will be distributed for every
                               shares of Columbia/HCA Stock you own on the
                          record date. For example, if you own 100 shares of
                          Columbia/HCA Stock as of the close of business on the
                          record date, you will receive     shares of LifePoint
                          common stock and     shares of Triad common stock in
                          the distribution. You will receive a check for the cash equivalent of any fractional shares you otherwise would have received in the distribution.

Is the distribution       Columbia/HCA has received a ruling from the Internal
taxable for United        Revenue Service that, among other things, the
States Federal income     distribution generally will be tax-free to
tax purposes?             Columbia/HCA and to Columbia/HCA stockholders.
                          However, you may have to pay tax on a limited amount of gain arising from any cash you are paid in lieu of fractional shares of LifePoint common stock or Triad common stock.

                          The tax ruling provides that you should apportion your tax basis in Columbia/HCA Stock held immediately before the distribution among your Columbia/HCA Stock and the LifePoint common stock and Triad common stock you receive in the distribution. See "Risk Factors-- Tax Treatment of the Distribution" beginning on page 36, and "The Distribution--Material Federal Income Tax Consequences" beginning on page 43, for more complete discussions of the United States Federal income tax consequences of the distribution to holders of Columbia/HCA Stock.

Will my dividends         Columbia/HCA currently expects to continue paying its
change?                   regular quarterly dividend of $.02 per share. The
                          actual timing and amount of dividends declared by Columbia/HCA will depend on various factors and are subject to change at the discretion of the Columbia/HCA Board of Directors. Neither LifePoint nor Triad anticipates paying any cash dividends on its common stock in the foreseeable future. In addition, the terms of LifePoint's and Triad's debt agreements are expected to restrict the payment of cash dividends. See "Dividend Policy" beginning on page 51.

Where will my shares of
LifePoint common stock    At present, there is no public market for either
and Triad common stock    LifePoint common stock or Triad common stock.
trade?                    LifePoint and Triad have applied for quotation of
                          their common stock on the Nasdaq National Market
                          System. If the shares are accepted for quotation, we
                          expect that a "when-issued" trading market for
                          LifePoint common stock and Triad common stock will
                          develop shortly before the distribution date, and
                          that "regular-way" trading will begin on     , 1999.
                          Also, see "The Distribution--Market for LifePoint
                          Common Stock and Triad Common Stock" beginning on page 44.

Will the distribution     After the distribution, Columbia/HCA Common Stock
affect the trading        will continue to be listed for trading on the New
price of my               York Stock Exchange. As a result of the distribution,
Columbia/HCA Common       the trading price of Columbia/HCA Common Stock likely
Stock?                    will be lower than the trading price immediately
                          prior to the distribution. Moreover, until the market
                          has evaluated the operations of Columbia/HCA without
                          LifePoint and Triad, the trading price of
                          Columbia/HCA Common Stock may fluctuate. The combined
                          trading prices of Columbia/HCA Common Stock,
                          LifePoint common stock and Triad common stock may not
                          equal the trading price of Columbia/HCA Common Stock
                          prior to the distribution. See "The Distribution--
                          Market for LifePoint Common Stock and Triad Common
                          Stock" beginning on page 44.
Are any regulatory        Prior to the distribution date, Columbia/HCA will
approvals required for    have provided appropriate notifications regarding the
the distribution?         distribution to, and expects that it will have
                          received all material approvals from, the Federal and state regulatory authorities having jurisdiction in respect of the distribution and related reorganization transactions. See "The Distribution--
                          Regulatory Approvals" beginning on page 44.

What will happen to       They will be treated the same as all other shares of
shares owned through      Columbia/HCA Stock. You will continue to own the
the Columbia/HCA          Columbia/HCA Common Stock that you owned through the
Healthcare Corporation    Columbia/HCA Healthcare Corporation Stock Bonus Plan,
Stock Bonus Plan, the     the Columbia/HCA Healthcare Corporation Salary
Columbia/HCA Healthcare   Deferral Plan and the San Leandro Retirement and
Corporation Salary        Savings Plan prior to the distribution. In the case
Deferral Plan and the     of employees of LifePoint and Triad, such shares will
San Leandro Retirement    be owned through successor defined contribution plans
and Savings Plan?         established by LifePoint and Triad. In the
                          distribution,    shares of LifePoint common stock and
                             shares of Triad common stock for every     shares
                          of Columbia/HCA Stock you own through the plans on the record date will be credited to your account under the relevant plan. The various tax-qualified plans of Columbia/HCA, LifePoint and Triad may thereafter engage in sales and/or exchange of non-employer securities.

What will happen to       Generally, vested Columbia/HCA employee stock options
existing employee stock   (other than options that are "incentive stock
options to purchase       options" under the Internal Revenue Code) will be
Columbia/HCA Common       retained by employees of Columbia/HCA, LifePoint and
Stock?                    Triad and their exercise prices will be adjusted to
                          reflect the distribution. In addition, each holder of such vested options will receive vested options to purchase the number of shares of LifePoint common stock and Triad common stock that he or she would have received in the distribution, as if his or her Columbia/HCA option had been exercised on the record date. Similar adjustments will be made with respect to vested Columbia/HCA stock options held by non-employee directors. In the case of vested employee stock options to acquire a small number of shares, however, such options will be adjusted in a manner that preserves the pre-distribution value of such options.

                          Unvested employee stock options held by employees of LifePoint and Triad will be cancelled and LifePoint and Triad may, in their discretion, grant unvested employee stock options to their respective employees. In the case of unvested employee stock options held by Columbia/HCA employees, the exercise price will be adjusted to reflect the distribution. Unvested options to acquire LifePoint and Triad stock will also be issued to certain employees of Columbia/HCA.

                          Incentive stock options held by employees of LifePoint and Triad will be cancelled and replaced with options to purchase the common stock of the employer of the holder. The number of shares covered by, and the exercise price of, each replacement option will be fixed so as to preserve the aggregate exercise price of the cancelled option and the aggregate spread between exercise price and the fair market value of the cancelled option.

                         Key Terms of the Distribution

No Stockholder Action     No action is required by Columbia/HCA stockholders to
Required                  receive LifePoint common stock and Triad common stock
                          in the distribution.

                          You do not need to surrender Columbia/HCA Stock to receive LifePoint common stock and Triad common stock in the distribution.

                          The number of shares of Columbia/HCA Stock you own will not change as a result of the distribution.

Record Date               If you are a holder of record of Columbia/HCA Stock
                          as of the close of business on the record date
                          (     , 1999), you will be entitled to receive
                          LifePoint common stock and Triad common stock in the distribution.

Distribution Ratio
                          Subject to certain financing arrangements, you will
                          receive     shares of LifePoint common stock and
                          shares of Triad common stock for every      shares of
                          Columbia/HCA Stock you own as of the close of
                          business on        , 1999.

No Fractional Shares      Fractional shares will not be distributed. Instead,
Will Be Issued            they will be aggregated and sold in the public market
                          by the distribution agent and the aggregate cash proceeds will be distributed equally to shareholders otherwise entitled to fractional interests. See "The
                          Distribution--Manner of Effecting the Distribution" beginning on page 42.

Shares to be              All of the outstanding LifePoint common stock and
Distributed               Triad common stock will be distributed in the
                          distribution. Based on the           shares of
                          Columbia/HCA Common Stock and 21,000,000 shares of
                          Columbia/HCA Non-Voting Common Stock outstanding as
                          of        , 1999,     shares of LifePoint common
                          stock and     shares of Triad common stock will be
                          distributed.

Mailing Date              The distribution agent will mail LifePoint common
                          stock and Triad common stock certificates to
                          Columbia/HCA stockholders on or about     , 1999,
                          which you should receive shortly thereafter.

          Information Regarding the Distribution, LifePoint and Triad

  Before the distribution, you should direct inquiries relating to the distribution to:

       National City Bank               Columbia/HCA Healthcare Corporation
   Shareholder Services Group                    W. Mark Kimbrough
        P. O. Box 92301                Assistant Vice President and Investor
   Cleveland, Ohio 44193-0900                         Contact
         (216) 476-8663                            One Park Plaza
         (800) 622-6757                      Nashville, Tennessee 37203
                                                   (615) 344-1199
                                             (615) 344-2266 (facsimile)

  After the distribution, you should direct inquiries relating to an investment in LifePoint common stock to:

                           LifePoint Hospitals, Inc.
                         Investor Relations Department
                               4525 Harding Road
                           Nashville, Tennessee 37205
                                 (615) 344-6261

  After the distribution, you should direct inquiries relating to an investment in Triad common stock to:
                             Triad Hospitals, Inc.
                         Investor Relations Department
                          13455 Noel Road, 20th Floor
                              Dallas, Texas 75240
                                 (972) 701-2202

  After the distribution, the transfer agent and registrar for the LifePoint common stock and the Triad common stock will be:

                               National City Bank
                           Shareholder Services Group
                                 P.O. Box 92301
                           Cleveland, Ohio 44193-0900
                                 (216) 476-8663
                                 (800) 622-6757

                      Columbia/HCA Healthcare Corporation

  After the distribution, Columbia/HCA will continue to be one of the leading providers of health care services in the United States. As of February 28, 1999, after giving effect to the transfers of certain hospitals and other health care facilities to LifePoint and Triad immediately prior to the distribution, Columbia/HCA would have operated 198 general, acute care hospitals, 10 psychiatric hospitals, and 77 outpatient surgery centers (including 23 hospitals and 5 outpatient surgery centers which are operated through 50/50 joint ventures that are managed by Columbia/HCA but are not consolidated for financial reporting purposes).


  Columbia/HCA's primary objective is to provide the communities it serves with a comprehensive array of quality health care services in the most cost effective manner possible. Columbia/HCA's general, acute care hospitals usually provide a full range of services commonly available in hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. Outpatient and ancillary health care services are provided by Columbia/HCA's general, acute care hospitals, as well as at free-standing facilities operated by Columbia/HCA, including outpatient surgery and diagnostic centers, rehabilitation facilities and other facilities. In addition, Columbia/HCA operates psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings.

  By establishing the America and Pacific Groups as separate, independent companies, Columbia/HCA will be better able to focus its efforts on its core markets, which are typically located in urban areas that are characterized by highly integrated facility networks.

                           LifePoint Hospitals, Inc.

LifePoint's Facilities

  LifePoint will continue to provide health care services through its hospitals after the distribution. As of December 31, 1998, the America Group (the assets of which will be transferred to LifePoint prior to the distribution) comprised 23 general, acute care hospitals, located in non-urban areas with an average population of approximately 27,000 (based on 1998 data). According to industry sources, population in LifePoint's markets is projected to grow on average in excess of 5% annually between 1998 and 2003, compared to the expected national growth rate of 2.4% over the same period. In 21 of LifePoint's 23 markets, LifePoint's hospital is the only hospital in the community. LifePoint's hospitals are located in nine states: Alabama, Florida, Georgia, Kansas, Kentucky, Louisiana, Tennessee, Utah and Wyoming. Approximately half of LifePoint's facilities are located in the States of Kentucky and Tennessee. All but five of LifePoint's hospitals are located in states that have certificate of need laws, which laws may have the effect of limiting the development of competing facilities.

  LifePoint's general, acute care hospitals usually provide the range of medical and surgical services commonly available in hospitals in non-urban markets. These hospitals also provide diagnostic and emergency services, as well as outpatient and ancillary services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy.

Recent Operating Performance

  LifePoint has experienced an increase in revenues and volume growth during 1998. On a same facility basis in 1998, LifePoint's revenues declined 1.8% and hospital admissions decreased by 0.8%, although equivalent admissions (a measure of combined inpatient and outpatient volume) increased by 0.2%. During the same period, revenues per equivalent admission (on a same facility basis) decreased by 2.0%. Management believes that the declines are primarily attributable to the shift to providing services on an outpatient basis, the increasing proportion of LifePoint's revenue being derived from fixed payment and higher discount sources, including Medicare, Medicaid and managed care plans, and the impact of the government investigations of certain of Columbia/HCA's business practices and the related media coverage. Under the Federal Balanced Budget Act of 1997, levels of Medicare and Medicaid reimbursement have recently been reduced and will be further reduced as additional reductions are phased in over the next few years. For additional information regarding LifePoint's financial performance in recent periods, see the LifePoint consolidated financial statements included elsewhere herein and "LifePoint Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 54. See also "LifePoint Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 19.

Business Strategy

  LifePoint's strategic goals are centered around the unique patient and health care provider needs and opportunities in its non-urban markets. LifePoint intends to manage its facilities to ensure that they operate in accordance with the strategic objectives described below:


  . Develop Facility-Specific Strategies for Non-Urban Markets. LifePoint has developed facility specific strategies tailored for the unique characteristics of each of its non-urban markets. These strategies are intended to improve the quality and breadth of health care services, to provide an outstanding workplace for LifePoint's employees, to recognize and expand the hospitals' roles as community assets and to improve financial performance. By contrast, Columbia/HCA's strategy has been developed on a system-wide basis and has focused on building well-integrated facility networks with large urban facilities as the principal providers of specialty services.

  . Expand Breadth of Service and Reduce Patient Outmigration. LifePoint intends to increase revenues by broadening the scope of health care services available at its facilities, particularly in markets where significant outmigration is occurring, and to recruit physicians with a broader range of specialties. As an entity separate from Columbia/HCA, LifePoint will not have to compete with the

     Columbia/HCA facilities located in larger, urban markets for management attention, support resources, and capital to finance expansion of the range of services offered at its hospitals. LifePoint has recently undertaken projects in a number of its hospitals targeted at expanding or renovating specialty service facilities including emergency room facilities, obstetric care, surgical capacity and outpatient services. Management believes that this expansion of available treatments and LifePoint's community focus should help to encourage local residents in LifePoint's non-urban markets to seek care at facilities within their communities and limit outmigration.

  . Strengthen Physician Recruiting and Retention. LifePoint seeks to enhance the quality of care available locally (and the revenue derived therefrom), and believes that recruiting physicians in local communities is critical to increasing the quality of health care and the breadth of available services. LifePoint recruited 88 physicians in 1998, the majority of whom were added during the second half of the year. LifePoint believes that its recent recruiting success is largely attributable to the announcement of its spin-off as an independent company and the community-based focus of its new management team. As part of LifePoint's physician recruitment program in 1999, LifePoint plans to focus primarily on recruiting additional specialty care physicians. LifePoint also intends to take advantage of its management focus to work more effectively with individual physicians and physician practices. Management believes that expansion of the range of available treatments at its hospitals should also assist in physician recruiting.

  . Retain and Develop Stable Management. LifePoint's management believes that achieving long-term retention of executive teams at the hospitals will enhance medical staff relations and maintain continuity of relationships within the community. LifePoint intends to focus its recruitment of managers and health care professionals on those who wish to live and practice in the communities in which LifePoint's hospitals are located. In the past, managers and health care professionals employed at LifePoint hospitals sometimes relocated to advance their careers elsewhere within the Columbia/HCA system. LifePoint expects that its ability to provide equity-based compensation linked to its performance should assist in management retention.

  . Improve Managed Care Position. As part of Columbia/HCA, LifePoint's facilities typically have been included in managed care contracts negotiated by Columbia/HCA on a market-wide basis emphasizing large urban facilities. LifePoint believes that independence from Columbia/HCA and the lower managed care penetration in its markets will enable it over time to negotiate contract terms that are generally more favorable for its facilities and to decrease the level of discount arrangements in which it participates. LifePoint's hospitals do not participate in capitation arrangements and LifePoint does not intend to do so in the future.

  . Improve Expense Management. LifePoint has begun to implement cost control initiatives designed to reduce labor costs and improve labor productivity, control supplies expense and reduce uncollectible revenues. These initiatives include adjusting staffing levels according to patient volumes, modifying supply purchases according to patient needs, providing training to hospital staff in more efficient billing and collection processes.

  . Acquire Other Hospitals. Management intends to pursue a disciplined acquisition strategy that will seek to identify and acquire attractive hospitals in non-urban markets. In the past, Columbia/HCA has been reluctant to pursue acquisitions of such facilities as non-urban hospitals were not consistent with Columbia/HCA's urban market focus. LifePoint will seek to acquire hospitals that are located in non-urban markets with above average population growth, a strong economic base and a favorable payor mix.

Recent Developments

  On March 23, 1999, LifePoint entered into a letter of intent to sell three of its general, acute care hospitals, Barrow Medical Center, Halstead Hospital and Trinity Hospital for an aggregate purchase price of $25 million, plus a net working capital adjustment which is currently expected by management to result in an additional payment to LifePoint of approximately $4.8 million. Consummation of this transaction is subject to execution of definitive documentation, and there can be no assurance that this transaction will be consummated.

                             Triad Hospitals, Inc.

Triad's Facilities

  Triad will continue to provide health care services through its hospitals and ambulatory surgery centers located in small cities and selected high growth urban markets in the Southern, Western and Southwestern United States. As of December 31, 1998, the Pacific Group (the assets of which will be transferred to Triad prior to the distribution) comprised 38 general, acute care hospitals, 1 psychiatric hospital, and 17 ambulatory surgery centers (excluding 2 surgery centers that are not consolidated for accounting purposes), located in the States of Alabama, Arizona, Arkansas, California, Kansas, Louisiana, Missouri, New Mexico, Oklahoma, Oregon and Texas. The Pacific Group operates one of its hospitals through a 50/50 joint venture that is not consolidated for financial reporting purposes and is building an additional hospital through a 50/50 joint venture that is currently scheduled to open in May 1999. Triad's management has focused on streamlining Triad's portfolio of facilities to eliminate those with poor financial performance, weak competitive market positions or locations in certain urban markets. As a result of this initiative, Triad has decided to divest certain of its facilities and, since December 31, 1998, Triad has sold one of its hospitals, has transferred under long- term lease two of its hospitals and three of its ambulatory surgery centers to an unaffiliated third party and has ceased operations of another hospital. Triad currently intends to sell an additional four of its general, acute care hospitals, its one psychiatric hospital and certain of the ambulatory surgery centers that it operated as of December 31, 1998. In addition, Triad has entered into an agreement to swap one hospital, Doctors Hospital of Laredo, for a hospital located in Victoria, Texas. Following these divestitures and the cessation of operations of one hospital, Triad expects to own or operate 32 hospitals (including the hospital operated through a joint venture and two hospitals leased to and operated by an unaffiliated third party) as well as 14 ambulatory surgery centers.

  Triad's general, acute care hospitals typically provide a full range of services commonly available in hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. These hospitals also generally provide outpatient and ancillary health care services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. Outpatient surgical services also are provided by surgery centers operated by Triad. In addition, certain of Triad's general, acute care hospitals have a limited number of licensed psychiatric beds.

Recent Operating Performance

  In recent periods, Triad has experienced declines in revenue and volume growth rates. For example, during the year ended December 31, 1998, revenues (on a same facility basis) declined by 1.3%, and hospital admissions (on a same facility basis) decreased by 1.9%, although equivalent admissions (a measure of combined inpatient and outpatient volume) increased by 0.6%. During the same period, revenues per equivalent admission (on a same facility) decreased by 1.9%. Management believes that the declines are primarily attributable to the shift to providing services on an outpatient basis, the increasing proportion of Triad's revenue being derived from fixed payment and higher discount sources, including Medicare, Medicaid and managed care plans and the impact of the government investigations of certain of Columbia/HCA's business practices and the related media coverage. Under the Federal Balanced Budget Act of 1997, levels of Medicare and Medicaid reimbursement have recently been reduced and will be further reduced as additional reductions are phased in over the next few years. For additional information regarding Triad's financial performance in recent periods, see the Triad consolidated financial statements included elsewhere herein and "Triad Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 70. See also "Triad Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 25.

Business Strategy

  Triad's primary objectives are to provide quality health care services and to enhance the financial performance of the company by increasing hospital utilization and improving operating efficiencies, using the following strategies:

  . Build on Position in Small Cities and High Population Growth Urban Markets. Triad believes that, as a result of its efforts to streamline its base of assets, it is well positioned to build upon its portfolio of facilities in the Southern, Western and Southwestern United States. Triad also believes that, unlike rural markets which have small populations, Triad's small-city markets can support increased specialty services which produce relatively higher revenues than other health care services. In addition, in Triad's small-city markets, managed care penetration (i.e., the relative proportion of the market enrolled in managed care programs (HMOs and PPOs)) is generally lower than in urban areas and, therefore, Triad believes that it will be in a better position to negotiate more favorable managed care contracts in these markets. Triad also intends to strengthen its competitive position in the fast growing larger urban areas of the Southwest where it currently operates.

  . Recruit Physicians. Triad plans to actively recruit additional primary care physicians. Triad believes that primary care physicians are frequently the first contact point for a patient and that each hospital must establish strong physician relationships in its community in order to enhance patient care and fulfill the needs of the growing population in its markets.

  . Enhance Specialty Services, Outpatient Services and Emergency Rooms. Triad believes that many of its markets are large enough to support additional specialty services, such as women's centers, orthopedic facilities, oncology centers and neurology care, and intends to selectively increase these services in order to reduce patient outmigration to urban hospitals. To support this expansion of specialty services, Triad plans to actively recruit additional specialists to its facilities. Recognizing that the shift from inpatient to outpatient care recently experienced by the health care industry is likely to continue, Triad intends to enhance the access to and the convenience of its outpatient service capabilities by improving its free-standing ambulatory surgery centers, restructuring its hospital facilities and surgery capacity to better accommodate outpatient treatment, and improving its emergency room facilities.

  . Improve Operating Efficiencies Through Enhanced Cost Management and Resource Control. Triad has initiated several measures to improve the financial performance of its facilities through greater control of operating expenses. Triad has focused on reducing salaries, wages and benefits, the largest component of operating expense, at the facility level. Triad also has instituted a financial training program for its hospital managers to teach effective management of hospital revenues and expenses. Triad plans to improve resource management through cooperative initiatives with physicians to eliminate unnecessary tests and procedures.

  . Develop Strong Relationships with Physicians. Triad believes recruiting and retaining motivated physicians is vitally important to its long term success. Triad believes a model for effective health care service delivery can be developed cooperatively with physicians and the hospitals, which will result in improved quality of care. In each of its markets, Triad has established Physician Leadership Groups made up of leading area physicians who will work with corporate and hospital management to establish local priorities. Corporate objectives will be addressed by a national Physician Leadership Group comprised of representatives of local Physician Leadership Groups and members of Triad management. In an effort to further improve communication with its physicians, Triad has appointed a senior manager who is an experienced physician to oversee physician relations.

  . Grow Through Existing Hospital Expansion, New Hospital and Ambulatory Surgery Center Construction, and Selective Acquisitions. Triad intends to identify expansion opportunities in areas where management perceives that demand is not being adequately met due to rapid population growth or insufficient existing health care services. Triad plans to selectively expand its existing hospitals by adding additional clinical facilities or medical office buildings. Triad plans to construct new hospitals and also may seek to make acquisitions in select markets. Triad is currently in the process of building a new facility in South Tulsa, Oklahoma through a joint venture with Hillcrest Healthcare Systems. The facility is scheduled to open in May 1999 and will be 50% owned by Triad. Triad believes that potential acquisition opportunities may arise when other health care providers choose to divest facilities or when independent hospitals believe that they can benefit from becoming part of a larger hospital company. Currently, Triad does not have specific plans for additional new facilities or acquisitions.

                        Comparative Financial Highlights

  The following table sets forth, for each of the years ended December 31, 1998, 1997 and 1996, revenues, income (loss) from continuing operations, total assets and other operating data for each of LifePoint, Triad and, after giving effect to the distribution, Columbia/HCA. This data is presented for informational purposes only and is not necessarily indicative of the results of operations or financial position that any of such companies would have reported if they had operated independently during the periods presented (dollars in millions).

                                            As of and for the Year
                                              Ended December 31,
                                      ---------------------------------------
                                         1998          1997          1996
                                      ------------  ------------  -----------
                                      Amount    %   Amount    %   Amount   %
                                      -------  ---  -------  ---  ------- ---
Columbia/HCA revenues................ $16,594   88% $16,722   88% $16,721  89%
LifePoint revenues...................     498    3      488    3      464   2
Triad revenues.......................   1,589    9    1,609    9    1,601   9
                                      -------  ---  -------  ---  ------- ---
                                      $18,681  100% $18,819  100% $18,786 100%
                                      =======  ===  =======  ===  ======= ===
Columbia/HCA income (loss) from
 continuing operations (a)........... $   636  119% $   184  100% $ 1,354  92%
LifePoint income (loss) from
 continuing
 operations (a)......................     (18)  (3)      17   10       39   3
Triad income (loss) from continuing
 operations (a)......................     (86) (16)     (19) (10)      68   5
                                      -------  ---  -------  ---  ------- ---
                                      $   532  100% $   182  100% $ 1,461 100%
                                      =======  ===  =======  ===  ======= ===
Columbia/HCA total assets............ $17,703   91% $20,193   92% $19,314  91%
LifePoint total assets...............     355    2      398    2      376   2
Triad total assets...................   1,371    7    1,411    6    1,426   7
                                      -------  ---  -------  ---  ------- ---
                                      $19,429  100% $22,002  100% $21,116 100%
                                      =======  ===  =======  ===  ======= ===
Other operating data:
Columbia/HCA EBITDA(b)............... $ 2,662   93% $ 2,581   90% $ 3,808  90%
LifePoint EBITDA(b)..................      57    2       82    3      111   3
Triad EBITDA(b)......................     149    5      188    7      295   7
                                      -------  ---  -------  ---  ------- ---
                                      $ 2,868  100% $ 2,851  100% $ 4,214 100%
                                      =======  ===  =======  ===  ======= ===

--------
(a) Includes charges (net of tax benefits) related to impairments of long-lived assets of $300, $16 and $33 million during 1998 for Columbia/HCA, LifePoint and Triad, respectively, and $282 and $8 million during 1997 for Columbia/HCA and Triad, respectively.
(b) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, gains on sales of facilities, restructuring of operations and investigation related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the combined financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

                                   LifePoint
                             Summary Financial Data

  The following table sets forth summary historical financial data of LifePoint for each of the years in the five year period ended December 31, 1998 and certain unaudited pro forma financial data of LifePoint for the year ended December 31, 1998. The summary financial data at December 31, 1996, 1995 and 1994 and for the years ended December 31, 1995 and 1994 has been derived from unaudited financial statements. The table should be read in conjunction with the LifePoint Hospitals, Inc. Combined Financial Statements, the LifePoint Unaudited Pro Forma Condensed Combined Financial Statements and the related notes included elsewhere in this information statement.

                                            Years Ended December 31,
                                      ----------------------------------------
                                       1998     1997     1996    1995    1994
                                      -------  -------  ------  ------  ------
                                        (Dollars in millions, except per
                                                 share amounts)
Summary of Operations:
Revenues............................  $ 498.4  $ 487.6  $464.0  $395.8  $350.1
Income (loss) from continuing
 operations (a).....................   (17.7)     17.1    39.3    25.6    14.4
Net income (loss) (a)...............   (21.8)     12.5    41.2    27.4    15.9
Basic earnings (loss) per share:
  Income (loss) from continuing
   operations (a)...................  $ (0.59) $  0.57  $ 1.31  $ 0.85  $ 0.48
  Net Income (loss) (a).............  $ (0.73) $  0.41  $ 1.37  $ 0.91  $ 0.53
  Shares used in computing basic
   earnings (loss)
   per share (in millions)..........     30.0     30.0    30.0    30.0    30.0
Diluted earnings (loss) per share:
  Income (loss) from continuing
   operations (a)...................  $ (0.59) $  0.57  $ 1.30  $ 0.84  $ 0.47
  Net income (loss) (a).............  $ (0.73) $  0.41  $ 1.36  $ 0.90  $ 0.52
  Shares used in computing diluted
   earnings (loss)
   per share (in millions)..........     30.0     30.2    30.3    30.4    30.4
Financial Position:
Assets..............................  $ 355.0  $ 397.9  $376.0  $324.5  $312.3
Long-term debt, including amounts
 due within one year................      0.6      1.6     1.6     2.1     1.7
Intercompany balances payable to
 Columbia/HCA.......................    167.6    182.5   176.3   181.3   218.2
Working capital.....................     26.9     41.1    39.0    24.4    19.7
Capital expenditures................     29.3     51.8    53.4    28.6    34.1
Other Operating Data:
EBITDA (b)..........................  $  56.8  $  82.0  $110.6  $ 82.4  $ 66.3
Pro forma EBITDA (c)................  $  50.0
Number of hospitals at end of
 period.............................       23       22      22      20      20
Number of licensed beds at end of
 period (d).........................    2,108    2,080   2,074   1,881   1,843
Weighted average licensed beds (e)..    2,122    2,078   2,060   1,862   1,783
Admissions (f)......................   62,264   60,487  59,381  54,549  52,681
Equivalent admissions (g)...........  109,336  105,126  98,869  88,915  81,708
Average length of stay (days) (h)...      4.4      4.4     4.7     4.8     4.9
Average daily census (i)............      742      733     755     713     713
Occupancy rate (j)..................       35%      35%     37%     38%     40%

--------
(a) Includes charge related to impairment of long-lived assets of $26.1 million ($15.9 million after-tax) for the year ended December 31, 1998.
(b) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the combined financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(c) Pro forma EBITDA is EBITDA, as defined in (b) above, adjusted as (i) if the distribution and the divestitures of certain facilities that LifePoint intends to divest during 1999 had occurred at the beginning of 1998, (ii) to exclude noncash ESOP expense and (iii) to include LifePoint management's estimated corporate overhead costs of $12 million, that are recorded in the Pro Forma Condensed Combined Statement of Operations to replace the management fees allocated by Columbia/HCA (see "Unaudited Pro Forma Condensed Combined Financial Statements"). In addition to the exclusion of certain items from pro forma EBITDA as presented and as commonly accepted within the health care industry, LifePoint believes that the impact on future operations of certain other unusual costs included in pro forma EBITDA as presented should also be considered in assessing LifePoint's leverage capacity and debt service ability. LifePoint believes that certain costs incurred in 1998 and included in 1998 pro forma EBITDA were unusual in nature or magnitude, and costs similar in nature or magnitude are not expected to occur in future periods. Such costs included, among other items, incremental salary costs associated with computer information system conversions, severance, and certain uninsured legal settlements. Pro forma EBITDA is commonly used as an analytical indicator of leverage capacity and debt service ability. Pro forma EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from pro forma EBITDA are significant components in understanding and assessing financial performance. Pro forma EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the combined financial statements as an indicator of financial performance or liquidity. Because pro forma EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, pro forma EBITDA as presented may not be comparable to other similarly titled measures of other companies.
(d) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(e) Represents the average number of licensed beds weighted based on periods owned.
(f) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to LifePoint's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(g) Equivalent admissions is used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions is computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(h) Represents the average number of days admitted patients stay in LifePoint's hospitals. Average length of stay has declined due to the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures, and by technological and pharmaceutical improvements.
(i) Represents the average number of patients in LifePoint's hospital beds each day.
(j) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms. The declining occupancy rate is primarily attributed to the trend toward more services, that were previously performed in an inpatient setting, being performed on an outpatient basis and the decline in average length of stay per admission.

                                   LifePoint
          Unaudited Pro Forma Condensed Combined Financial Statements

  The following Unaudited Pro Forma Condensed Combined Financial Statements of LifePoint are based on the historical combined financial statements, which reflect periods during which the businesses that will comprise LifePoint did not operate as a separate, independent company and certain estimates, assumptions and allocations were made in preparing such financial statements. Therefore, such historical combined financial statements do not necessarily reflect the combined results of operations or financial position that would have existed had LifePoint been a separate, independent company.

  The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1998 reflects the results of LifePoint's operations as if the distribution and the divestitures of facilities that LifePoint intends to divest during 1999 had occurred at the beginning of 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet assumes that the distribution and such divestitures had occurred on December 31, 1998.

  The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical financial statements of LifePoint included elsewhere herein and the notes thereto. The pro forma condensed combined financial information is presented for informational purposes only and does not purport to reflect the results of operations or financial position of LifePoint or the results of operations or financial position that would have occurred had LifePoint been operated as a separate, independent company.

                                   LifePoint

         Unaudited Pro Forma Condensed Combined Statement of Operations
                          Year Ended December 31, 1998
                (Dollars in millions, except per share amounts)

                                                                                      Pro Forma     Pro
                                                                          Historical Adjustments   Forma
                                                                          ---------- -----------   ------
Revenues................................................................    $498.4     $(48.0)(a)  $450.4
Salaries and benefits...................................................     220.8      (23.5)(a)   200.4
                                                                                         (5.3)(b)
                                                                                          8.4 (c)
Supplies................................................................      62.0       (6.6)(a)    55.9
                                                                                          0.5 (c)
Other operating expenses................................................     117.2      (12.3)(a)   108.0
                                                                                          3.1 (c)
Provision for doubtful accounts.........................................      41.6       (5.5)(a)    36.1
Depreciation and amortization...........................................      28.3       (3.2)(a)    25.1
ESOP expense............................................................       --         2.4 (b)     2.4
Interest expense allocated from Columbia/HCA............................      19.1       (5.6)(a)    25.9
                                                                                         12.4 (d)
Management fees allocated from Columbia/HCA.............................       8.9       (0.9)(a)     --
                                                                                         (8.0)(c)
Impairment of long-lived assets.........................................      26.1      (24.8)(a)     1.3
                                                                            ------     ------      ------
                                                                             524.0      (68.9)      455.1
                                                                            ------     ------      ------
Loss from continuing operations before minority interests and income tax
 benefit................................................................     (25.6)      20.9        (4.7)
Minority interests in earnings of consolidated entities.................       1.9        --          1.9
                                                                            ------     ------      ------
Loss from continuing operations before income taxes.....................     (27.5)      20.9        (6.6)
Income tax benefit......................................................      (9.8)       7.1 (e)    (2.7)
                                                                            ------     ------      ------
Loss from continuing operations.........................................    $(17.7)    $ 13.8      $ (3.9)
                                                                            ======     ======      ======
Basic and diluted loss per share (g)....................................    $ (.59)                $ (.13)
Shares used in computing basic and diluted loss per
 share (in millions) (g)................................................      30.0                   30.0


     The accompanying notes are an integral part of the unaudited pro forma condensed
                         combined financial statements.

                                   LifePoint

              Unaudited Pro Forma Condensed Combined Balance Sheet
                               December 31, 1998
                (Dollars in millions, except per share amounts)

                                                          Pro Forma     Pro
                                              Historical Adjustments   Forma
                                              ---------- -----------   ------
                   ASSETS
                   ------
Current assets:
  Accounts receivable, net...................  $  36.4     $ (5.8)(a)  $ 42.6
                                                             12.0 (h)
  Inventories................................     14.0       (2.1)(a)    11.9
  Deferred taxes and other current assets....     18.6        (.7)(a)    13.4
                                                             (4.5)(h)
                                               -------     ------      ------
                                                  69.0       (1.1)       67.9
Property and equipment, at cost..............    442.6      (29.7)(a)   412.9
Accumulated depreciation.....................   (176.2)      12.0 (a)  (164.2)
                                               -------     ------      ------
                                                 266.4      (17.7)      248.7
Intangible assets, net.......................     15.2        (.5)(a)    14.7
Other........................................      4.4       (4.0)(a)    10.4
                                                             10.0 (f)
                                               -------     ------      ------
                                               $ 355.0     $(13.3)     $341.7
                                               =======     ======      ======
           LIABILITIES AND EQUITY
           ----------------------
Current liabilities:
  Accounts payable...........................  $  15.5     $ (1.6)(a)  $ 13.9
  Accrued salaries...........................     11.7       (1.0)(a)    10.7
  Other current liabilities..................     14.9       (1.2)(a)    13.7
                                               -------     ------      ------
                                                  42.1       (3.8)       38.3
Intercompany balances payable to                 167.6      (39.0)(a)     --
 Columbia/HCA................................
                                                           (136.1)(f)
                                                              7.5 (h)
Long-term debt...............................       .3      260.0 (f)   260.3
Deferred taxes and other liabilities.........     21.4        --         21.4
Minority interests in equity of consolidated
 entities....................................      4.9        --          4.9
Equity, investments by Columbia/HCA..........    118.7       12.0 (a)     --
                                                           (130.7)(f)
Preferred stock, par value $0.01 per share;
     authorized shares, no shares issued.....      --         --          --
Common stock, par value $0.01 per share;
 authorized shares,
 30.0 million shares issued and outstanding..      --         0.3 (f)     0.3
Capital in excess of par value...............      --        16.5 (f)    16.5
                                               -------     ------      ------
                                               $ 355.0     $(13.3)     $341.7
                                               =======     ======      ======

     The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

                                   LifePoint

      Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1--Basis of Presentation

  The pro forma condensed combined financial statements reflect the combination of historical financial information of the facilities to be part of LifePoint and the pro forma adjustments described in Note 2.

Note 2--Pro Forma Adjustments

(a) To eliminate the assets, liabilities and 1998 results of operations of the three facilities for which LifePoint management believes divestiture during 1999 is probable.

(b) To adjust historical retirement plan expense recorded as a component of salaries and wages and record the estimated annual LifePoint Hospitals, Inc. Retirement Plan (the "ESOP") expense. The ESOP will be established in connection with the distribution and the ESOP will purchase newly issued shares of LifePoint common stock equal to 8.3% of the outstanding shares of LifePoint. The ESOP shares will be released from a suspense account and allocated to LifePoint participating employees over an expected 10 year period. The non-cash ESOP expense will be recognized as the shares are released and allocated to the participants and will be based upon the fair value of the shares released.

(c) To adjust for the estimated incremental general and administrative costs of $12.0 million (in addition to $2.4 million in cost already included in the historical combined statement of operations) that would have been incurred if LifePoint had managed comparable general and administrative functions and eliminate the management fee allocated from Columbia/HCA.

(d) To adjust interest expense to $25.9 million for the year ended December 31, 1998. The interest expense adjustment is based on the elimination of all intercompany amounts payable by LifePoint to Columbia/HCA ($167.6 million at December 31, 1998) and the assumption of certain indebtedness from Columbia/HCA in the aggregate amount of $260.6 million (including $0.3 million in other current liabilities), at an assumed average interest rate of 9 3/8% and amortization of the deferred loan cost.

(e) To adjust income tax benefit for the estimated impact of the pro forma adjustments.

(f) To adjust for estimated initial debt of $260.6 million (including $0.3 million in other current liabilities) which will be assumed from Columbia/HCA, record deferred loan costs of $10.0 million, and record the issuance of 30.0 million shares of LifePoint common stock.

(g) Pro forma basic and diluted loss per share was computed based upon 30.0 million shares of LifePoint common stock, which are expected to be issued at the distribution date.

(h) To adjust for Columbia/HCA's assumption of responsibility for, and entitlement to, Medicare, Medicaid, and cost-based Blue Cross receivables and payables relating to cost reporting periods ending on or prior to the distribution date pursuant to the Distribution Agreement.

                                     Triad
                             Summary Financial Data

  The following table sets forth summary historical financial data of Triad for each of the years in the five year period ended December 31, 1998, and certain unaudited pro forma financial data of Triad for the year ended December 31, 1998. The summary financial data at December 31, 1996, 1995 and 1994 and for the years ended December 31, 1995 and 1994 has been derived from unaudited financial statements. The table should be read in conjunction with the Triad Hospitals, Inc. Combined Financial Statements, the Triad Unaudited Pro Forma Condensed Combined Financial Statements and the related notes included elsewhere in this information statement.

                                       Years Ended December 31,
                             ------------------------------------------------
                               1998      1997      1996      1995      1994
                             --------  --------  --------  --------  --------
                                (Dollars in millions, except per share
                                               amounts)
Summary of Operations:
Revenues...................  $1,588.7  $1,609.3  $1,600.5  $1,558.9  $1,290.5
Income (loss) from
 continuing operations
 (a).......................     (85.5)    (19.0)     68.3      84.9      54.0
Net income (loss) (a)......     (87.1)    (19.8)     74.7      87.2      55.5
Basic earnings (loss) per
 share:
  Income (loss) from
   continuing operations
   (a).....................  $  (2.85) $  (0.63) $   2.28  $   2.83  $   1.80
  Net income (loss) (a)....  $  (2.90) $  (0.66) $   2.49  $   2.91  $   1.85
  Shares used in computing
   basic earnings (loss)
   per share (in
   millions)...............      30.0      30.0      30.0      30.0      30.0
Diluted earnings (loss) per
 share:
  Income (loss) from
   continuing operations
   (a).....................  $  (2.85) $  (0.63) $   2.26  $   2.79  $   1.78
  Net income (loss) (a)....  $  (2.90) $  (0.66) $   2.47  $   2.87  $   1.83
  Shares used in computing
   diluted earnings (loss)
   per share (in
   millions)...............      30.0      30.0      30.3      30.4      30.4
Financial Position:
Assets.....................  $1,371.3  $1,410.5  $1,426.3  $1,351.8  $1,169.4
Long-term debt, including
 amounts due within
 one year..................      14.4      15.4      17.1      27.5      32.3
Intercompany balances
 payable to Columbia/HCA...     613.7     525.0     521.7     392.6     331.3
Working capital............     184.9     150.3     156.5     156.3     127.9
Capital expenditures.......     114.9     120.1      94.4     115.0     203.4(k)
Operating Data:
EBITDA (b).................  $  149.0  $  187.8  $  294.5  $  285.2  $  206.2
Pro forma EBITDA (c).......  $  140.8
Number of hospitals at end
 of period.................        38        38        38        39        38
Number of licensed beds at
 end of period (d).........     5,909     5,859     5,872     5,926     5,660
Weighted average licensed
 beds (e)..................     5,877     5,860     5,882     5,900     5,325
Admissions (f).............   169,590   172,926   171,265   170,392   147,923
Equivalent admissions (g)..   276,771   275,125   266,660   257,292   211,382
Average length of stay
 (days) (h)................       4.9       4.9       5.0       5.2       5.2
Average daily census (i)...     2,260     2,326     2,338     2,405     2,111
Occupancy rate (j).........        39%       40%       40%       41%       40%

--------
(a) Includes charges related to impairment of long-lived assets of $55.1 million ($32.9 million after-tax) and $13.7 million ($8.2 million after-tax) for the years ended December 31, 1998 and 1997, respectively.
(b) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the combined financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(c) Pro forma EBITDA is EBITDA, as defined in (b) above, adjusted (i) as if the distribution and the divestitures of certain facilities that Triad intends to divest or cease to operate during 1999 had occurred at the beginning of 1998, (ii) to exclude noncash ESOP expense and (iii) to include Triad management's estimated corporate overhead costs of $22.4 million, that are recorded in the Pro Forma Condensed Combined Statement of Operations to replace the management fees allocated by Columbia/HCA (see "Unaudited Pro Forma Condensed Combined Financial Statements"). In addition to the exclusion of certain items from pro forma EBITDA as presented and as commonly accepted within the health care industry, Triad believes that the impact on future operations of certain other unusual costs included in pro forma EBITDA as presented should also be considered in assessing Triad's leverage capacity and debt service ability. Triad believes that certain costs incurred in 1998 and included in 1998 pro forma EBITDA were unusual in nature or magnitude, and costs similar in nature or magnitude are not expected to occur in future periods. Such costs included, among other items, incremental salary costs associated with computer information system conversions and certain uninsured legal settlements. Pro forma EBITDA is commonly used as an analytical indicator of leverage capacity and debt service ability. Pro forma EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from pro forma EBITDA are significant components in understanding and assessing financial performance. Pro forma EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the combined financial statements as an indicator of financial performance or liquidity. Because pro forma EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, pro forma EBITDA as presented may not be comparable to other similarly titled measures of other companies.
(d) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(e) Represents the average number of licensed beds, weighted based on periods owned.
(f) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to Triad's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(g) Equivalent admissions is used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(h) Represents the average number of days admitted patients stay in Triad's hospitals. Average length of stay has declined due to the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures, and by technological and pharmaceutical improvements.
(i) Represents the average number of patients in Triad's hospital beds each day.
(j) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms. The declining occupancy rate is primarily attributed to the trend toward more services, that were previously performed in an inpatient setting, being performed on an outpatient basis and the decline in average length of stay per admission.
(k) Includes the acquisition of 7 hospitals from EPIC Healthcare Group, Inc. in May 1994.

                                     Triad
          Unaudited Pro Forma Condensed Combined Financial Statements

  The following Unaudited Pro Forma Condensed Combined Financial Statements of Triad are based on the historical combined financial statements, which reflect periods during which the businesses that will comprise Triad did not operate as a separate, independent company and certain estimates, assumptions and allocations were made in preparing such financial statements. Therefore such historical combined financial statements do not necessarily reflect the combined results of operations or financial position that would have existed had Triad been a separate, independent company.

  The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1998 reflects the results of Triad's operations as if the distribution and the divestitures of facilities that Triad intends to divest during 1999 had occurred at the beginning of 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet assumes that the distribution and such divestitures had occurred on December 31, 1998.

  The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical financial statements of Triad included elsewhere herein and the notes thereto. The pro forma condensed combined financial information is presented for informational purposes only and does not purport to reflect the results of operations or financial position of Triad or the results of operations or financial position that would have occurred had Triad been operated as a separate, independent company.

                                     Triad

         Unaudited Pro Forma Condensed Combined Statement of Operations
                          Year Ended December 31, 1998
                (Dollars in millions, except per share amounts)

                                                        Pro Forma      Pro
                                            Historical Adjustments    Forma
                                            ---------- -----------   --------
Revenues...................................  $1,588.7    $(196.8)(a) $1,391.9
Salaries and benefits......................     700.5     (104.6)(a)    597.0
                                                             5.4 (f)
                                                            (4.3)(g)
Supplies...................................     241.6      (23.2)(a)    218.9
                                                             0.5 (f)
Other operating expenses...................     359.2      (52.8)(a)    316.5
                                                            10.1 (f)
Provision for doubtful accounts............     138.4      (19.7)(a)    118.7
Depreciation and amortization..............     109.6      (16.4)(a)     93.2
ESOP expense...............................       --         4.3 (g)      4.3
Interest expense allocated from
 Columbia/HCA..............................      68.9      (14.9)(a)     65.8
                                                            11.8 (b)
Management fees allocated from
 Columbia/HCA..............................      29.3       (3.6)(a)      --
                                                           (25.7)(f)
Impairment of long-lived assets............      55.1      (31.1)(a)     24.0
                                             --------    -------     --------
                                              1,702.6     (264.2)     1,438.4
                                             --------    -------     --------
Loss from continuing operations before
 minority interests and income tax
 benefit...................................    (113.9)      67.4        (46.5)
Minority interests in earnings of
 consolidated entities.....................      11.0       (0.6)(a)     10.4
                                             --------    -------     --------
Loss from continuing operations before
 income taxes..............................    (124.9)      68.0        (56.9)
Income tax benefit.........................     (39.4)      19.1 (c)    (20.3)
                                             --------    -------     --------
Loss from continuing operations............  $  (85.5)   $  48.9     $  (36.6)
                                             ========    =======     ========
Basic and diluted loss per share (e).......  $  (2.85)               $  (1.22)
Shares (in millions) used in computing
 basic and diluted loss per share (e)......      30.0                    30.0

     The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

                                     Triad

              Unaudited Pro Forma Condensed Combined Balance Sheet
                               December 31, 1998
                (Dollars in millions, except per share amounts)

                                                          Pro Forma      Pro
                                              Historical Adjustments    Forma
                                              ---------- -----------   --------
                   ASSETS
                   ------
Current assets:
  Accounts receivable, net..................   $  199.3    $ (13.9)(a) $  223.7
                                                              38.3 (h)
  Inventories...............................       44.8       (4.0)(a)     40.8
  Income taxes..............................       37.9       (2.7)(a)     25.7
                                                              (9.5)(h)
  Other.....................................       23.9       (9.1)(a)     14.8
                                               --------    -------     --------
                                                  305.9       (0.9)       305.0
Property and equipment, at cost.............    1,462.6     (202.4)(a)  1,260.2
Accumulated depreciation....................     (703.1)     119.3 (a)   (583.8)
                                               --------    -------     --------
                                                  759.5      (83.1)       676.4
Intangible assets, net......................      272.9      (13.0)(a)    259.9
Other.......................................       33.0       (5.1)(a)     42.9
                                                              15.0 (d)
                                               --------    -------     --------
                                               $1,371.3    $ (87.1)    $1,284.2
                                               ========    =======     ========
           LIABILITIES AND EQUITY
           ----------------------
Current liabilities:
  Accounts payable..........................   $   47.5    $  (5.5)(a) $   42.0
  Accrued salaries..........................       34.8       (5.7)(a)     29.1
  Other current liabilities.................       38.7       (4.7)(a)     34.0
                                               --------    -------     --------
                                                  121.0      (15.9)       105.1
Long-term debt..............................       13.4      661.6 (d)    675.0
Deferred taxes and other liabilities........       62.5       (3.6)(a)     58.9
Minority interests in equity of consolidated
 entities...................................       60.0       (4.4)(a)     55.6
Intercompany balances payable to
 Columbia/HCA...............................      613.7     (642.5)(d)      --
                                                              28.8 (h)
Equity, investments by Columbia/HCA.........      500.7     (107.0)(a)      --
                                                            (393.7)(d)
Preferred stock, par value $0.01 per share;
 authorized       shares; no shares issued..        --         --           --
Common stock, par value $0.01 per share;
 authorized    million shares, 30.0 million
 shares issued and outstanding..............        --         0.3 (d)      0.3
Capital in excess of par value..............        --       389.3 (d)    389.3
                                               --------    -------     --------
                                               $1,371.3    $ (87.1)    $1,284.2
                                               ========    =======     ========

     The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

                                     Triad

      Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1--Basis of Presentation

  The pro forma condensed combined financial statements reflect the combination of historical financial information of the facilities to be part of Triad and the pro forma adjustments described in Note 2.

Note 2--Pro Forma Adjustments

(a) To reflect the following completed divestiture and cessation of operations and planned divestitures in 1999:

  (1) elimination of the assets, liabilities and 1998 results of operations of one acute care hospital which was sold effective as of March 1, 1999 (the proceeds of such sale were received by Columbia/HCA);

  (2) elimination of the assets, liabilities and 1998 results of operations of four acute care hospitals and one psychiatric hospital for which Triad management believes dispositions in 1999 are probable; and

  (3) elimination of the assets, liabilities and 1998 results of operations of one acute care hospital which Triad has ceased to operate.

(b) To adjust interest expense to $65.8 million for the year ended December 31, 1998. The interest expense adjustment is based on the elimination of all intercompany amounts payable by Triad to Columbia/HCA ($613.7 million at December 31, 1998) and the assumption of certain indebtedness from Columbia/HCA in the aggregate amount of $675.0 million at an assumed average interest rate of 9.60% and amortization of the estimated loan issuance costs.

(c) To adjust income tax expense for the estimated impact of the pro forma adjustments.

(d) To adjust for estimated initial long-term debt of $675.0 million which will be assumed from Columbia/HCA, record deferred loan costs associated with the long-term debt of approximately $15.0 million and record the issuance of 30.0 million shares of Triad common stock.

(e) Pro forma loss per share was computed based upon 30.0 million shares of Triad common stock, which are expected to be issued at the distribution date.

(f) To adjust for the estimated, incremental general and administrative costs of $16.0 million (in addition to $6.4 million in cost already included in the historical combined statement of operations) that would have been incurred if Triad had managed comparable general and administrative functions and eliminate the management fee allocated from Columbia/HCA.

(g) To adjust historical retirement plan expense recorded as a component of salaries and wages and record the estimated annual Triad Hospitals, Inc. Retirement Savings Plan (the "ESOP") expense. The Triad ESOP will be established in connection with the distribution and the ESOP will purchase newly issued shares of Triad common stock equal to 9.0% of the outstanding shares of Triad. The ESOP shares will be released from a suspense account and allocated to Triad participating employees over an expected 10-year period. The non-cash ESOP expense will be recognized as the shares are released and allocated to the participants and will be based upon the fair value of the shares released.

(h) To adjust for Columbia/HCA's assumption of responsibility for, and entitlement to, Medicare, Medicaid and cost-based Blue Cross receivables and payables relating to cost reporting periods ending on or prior to the distribution date pursuant to the Distribution Agreement.

                                  Risk Factors

  Holders of shares of LifePoint common stock and Triad common stock should carefully consider all information contained in this information statement, especially the matters described or referred to in the following paragraphs.

Loss of Physicians or Other Key Personnel Could Adversely Affect LifePoint and Triad

  Since physicians generally direct the majority of hospital admissions, the success of LifePoint and Triad, in part, is dependent upon the number and quality of physicians on their hospitals' medical staffs, the admissions practices of such physicians and the maintenance of good relations with such physicians. Hospital physicians are generally not employees and, in many of the markets served by Triad, most physicians have admitting privileges at other hospitals.

  With regard to LifePoint, only a limited number of physicians practice in the non-urban communities in which LifePoint's hospitals are located. Consequently, the loss of physicians in these communities, the inability of LifePoint to recruit and to retain physicians in these communities or the inability of LifePoint to maintain good relations with the physicians on its hospitals' staffs could have a material adverse effect on its business, financial condition, results of operations or prospects. The operations of LifePoint's hospitals could also be materially adversely affected by the shortage of nurses and certain other health care professionals in these communities.

  LifePoint is also dependent upon the continued services and management experience of Scott L. Mercy, James M. Fleetwood, Jr., and other of its executive officers, and Triad also is dependent upon the continued services and management experience of James D. Shelton and other of its executive officers. If Messrs. Mercy, Fleetwood or Shelton, or any of such other executive officers, were to resign their positions or otherwise be unable to serve, the operating results of LifePoint or Triad, as the case may be, could be adversely affected. In addition, the success of each of LifePoint and Triad depends on its ability to attract and retain managers at its hospitals and other facilities, on the ability of its officers and key employees to manage growth successfully and on its ability to attract and retain skilled employees.

No Operating Histories as Independent Companies; Net Losses

  Prior to the distribution, LifePoint operated as the America Group division and Triad operated as the Pacific Group division of Columbia/HCA. Accordingly, LifePoint and Triad do not have operating histories as independent, publicly-traded companies and have historically relied on Columbia/HCA for various financial, administrative and managerial expertise relevant to the conduct of their businesses. After the distribution, LifePoint and Triad will maintain their own lines of credit and banking relationships, employ their own senior executives, perform their own administrative functions, (except that Columbia/HCA will continue to provide certain support services to LifePoint and Triad on a contractual basis.) The operations of the America Group did not generate a profit for 1998, and the operations of the Pacific Group did not generate a profit for 1998 or 1997. There can be no assurance that either LifePoint or Triad will not continue to have net losses as independent, publicly traded companies. See "LifePoint Unaudited Pro Forma Condensed Combined Financial Statements," "Triad Unaudited Pro Forma Condensed Combined Financial Statements," and "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution" for more information regarding Triad and LifePoint's financial results and future arrangements with Columbia/HCA and see "LifePoint Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Triad Management's Discussion and Analysis of Financial Condition and Results of Operations" for certain factors that could affect either Lifepoint or Triad's ability to generate profits.

Limits on Reimbursement and Health Care Reform Legislation May Reduce Profitability

  A significant portion of the revenues of LifePoint and Triad are derived from the Medicare and Medicaid programs, which are highly regulated and subject to frequent and substantial changes. In recent years, fundamental changes in the Medicare and Medicaid programs (including the implementation of a prospective payment system ("PPS") for inpatient services at medical/surgical hospitals) have resulted in limitations on, and reduced levels of payment and reimbursement for, a substantial portion of hospital procedures and costs. The Federal Balanced Budget Act of 1997 (the "Balanced Budget Act"), which establishes a plan to balance the Federal budget by fiscal year 2002, includes significant additional reductions in spending levels for the Medicare and Medicaid programs. These include, among others, payment reductions for inpatient and outpatient hospital services, establishment of a PPS for hospital outpatient services, skilled nursing facilities and home health agencies under Medicare, and repeal of the Federal payment standard (the so-called "Boren Amendment") for hospitals and nursing facilities under Medicaid. A number of states also are considering legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care, including enrolling Medicaid recipients in managed care programs and imposing additional taxes on hospitals to help finance or expand the states' Medicaid systems. In addition, private payers increasingly are attempting to control health care costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization review and greater enrollment in managed care programs such as health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). LifePoint and Triad believe that hospital operating margins have been, and may continue to be, under significant pressure because of deterioration in pricing flexibility and payer mix, and growth in operating expenses in excess of the increase in prospective payments under the Medicare program.

  In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Among the proposals under consideration or already enacted are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, Medicare and Medicaid managed care programs and requirements that all businesses offer health insurance coverage to their employees. While LifePoint and Triad anticipate that the rate of increase in payments to hospitals will be reduced as a result of future Federal and state legislation, it is uncertain at this time what legislation on health care reform may ultimately be enacted or whether other changes in the administration or interpretation of governmental health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the business, financial condition, results of operations or prospects of LifePoint or Triad.

  In connection with the distribution, LifePoint and Triad are required to re-enroll certain of their facilities as Medicaid providers. There can be no assurances that the states will enroll the LifePoint and Triad hospitals in their Medicaid programs on a timely basis following the distribution. Any significant delay in the enrollment could negatively affect LifePoint or Triad's operating cash flow.

Reimbursement by Managed Care Organizations May Reduce Hospital Profitability

  The competitive position of the hospitals of LifePoint and Triad also is affected by the increasing number of initiatives undertaken during the past several years by major purchasers of health care, including Federal and state governments, insurance companies and employers, to revise payment methodologies and monitor health care expenditures in order to contain health care costs. As a result of these initiatives, managed care organizations, offering prepaid and discounted medical services packages represent an increasing portion of LifePoint's and Triad's admissions, resulting in reduced hospital revenue growth. If LifePoint and/or Triad is unable to lower costs through increased operational efficiencies and the trend toward declining reimbursements and payments continues, LifePoint's and/or Triad's results of operations and cash flows will be adversely affected.

Competition

  The health care business is highly competitive and competition among hospitals and other health care providers for patients has intensified in recent years. More than half of Triad's hospitals operate in geographic areas where they compete with at least one other hospital that provides most of the services offered by Triad's hospitals. Certain of these competing facilities offer services, including extensive medical research and medical education programs, which are not offered by Triad's facilities. Some of the hospitals that compete with Triad are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions which can finance capital expenditures on a tax-exempt basis and are exempt from sales, property and income taxes. In these markets, Triad also faces competition from other providers such as outpatient surgery and diagnostic centers.

  Almost all of LifePoint's hospitals and less than half of Triad's hospitals operate in geographic areas where they are currently the sole provider of hospital services in their communities. While these hospitals face less direct competition in their immediate service areas than would be expected in larger communities, they do face competition from other hospitals, including larger tertiary care centers. Although these competing hospitals may be in excess of 30 to 50 miles away, patients in these LifePoint and Triad markets may migrate to, may be referred by local physicians to, or may be lured by incentives from managed care plans to travel to, such distant hospitals.

Risks Associated with Potential Acquisitions

  One element of LifePoint's business strategy is expansion through the acquisition of acute care hospitals in growing non-urban markets, and one element of Triad's business strategy is expansion through the selective acquisition of acute care hospitals in selected markets. The competition to acquire hospitals in the markets targeted by LifePoint and Triad is significant, and there can be no assurance that suitable acquisitions, for which other health care companies (including those with greater financial resources than LifePoint and Triad) may be competing, can be accomplished on terms favorable to LifePoint or Triad, that financing, if necessary, can be obtained for such acquisitions or that acquired facilities can be effectively integrated with LifePoint's or Triad's operations, as the case may be. The consummation of acquisitions may result in the incurrence or assumption by LifePoint or Triad of additional indebtedness. In addition, in order to ensure the tax free treatment of the distribution, each of LifePoint and Triad is limited in the amount of stock it may issue as consideration for acquisitions.

  Acquired businesses may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations. Although LifePoint and Triad have policies to conform the practices of acquired facilities to its standards, and generally will seek indemnification from prospective sellers covering these matters, there can be no assurance that LifePoint or Triad, as the case may be, will not become liable for past activities of acquired businesses or that any such liabilities will not be material.

  In recent years, the legislatures and attorneys general of several states have increased their level of interest in transactions involving the sale of hospitals by not-for-profit entities. Such heightened scrutiny may increase the cost and difficulty or prevent the completion of transactions with not-for-profit organizations in certain states in the future.

Geographic Concentration of Operations Could Adversely Affect LifePoint and
Triad

  After the distribution and LifePoint's intended divestitures (See Note 5-- Impairment of Long-Lived Assets of the Notes to Combined Financial Statements of LifePoint included elsewhere herein), 6 of LifePoint's remaining 20 general, acute care hospitals will be located in the Commonwealth of Kentucky, and 6 of LifePoint's remaining 20 general, acute care hospitals will be located in the State of Tennessee. Giving effect to such intended divestitures, for the year ended December 31, 1998, 38.5% and 21.3% of LifePoint's revenue, was generated by LifePoint's Kentucky and Tennessee hospitals, respectively. Accordingly, any change in the current demographic, economic, competitive and regulatory conditions in Kentucky or Tennessee could have a material adverse effect on the business, financial condition, results of operations or prospects of LifePoint.

  After the distribution and Triad's divestitures and the cessation of operations of 1 hospital (see "Triad Business"), 14 of Triad's remaining 32 hospitals will be located in the State of Texas, and 4 of Triad's remaining 32 hospitals will be located in the State of Arizona. Giving effect to such intended divestitures and hospital closure, for the year ended December 31, 1998, 33.4% and 19.2% of Triad's revenue was generated by Triad's Texas and Arizona hospitals, respectively. Accordingly, any change in the current demographic, economic, competitive and regulatory conditions in Texas or Arizona could have a material adverse effect on the business, financial condition, results of operations or prospects of Triad.

Extensive Regulation Could Adversely Affect LifePoint and Triad

  The health care industry is subject to extensive Federal, state and local laws and regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services, and prices for services that are extremely complex and for which, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. In particular, Medicare and Medicaid antifraud and abuse amendments, codified under Section 1128B(b) of the Social Security Act (the "Anti-Kickback Statute"), prohibit certain business practices and relationships related to items or services reimbursable under Medicare, Medicaid and other Federal health care programs, including the payment or receipt of remuneration to induce or arrange for the referral of patients covered by a federal or state health care program. Sanctions for violating the Anti-Kickback Statute include criminal penalties and civil sanctions, including civil money penalties and possible exclusion from such government programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the United States Department of Health and Human Services has issued regulations which describe some of the conduct and business relationships immune from prosecution under the Anti-Kickback Statute (the "Safe Harbors"). The fact that a given business arrangement does not fall within a Safe Harbor does not render the arrangement illegal. However, business arrangements of health care service providers that fail to satisfy the applicable Safe Harbor criteria risk scrutiny by enforcement authorities. Certain of the current business arrangements of LifePoint and Triad do not qualify for a Safe Harbor.

  The Health Insurance Portability and Accountability Act of 1996, which became effective January 1, 1997, amends, among other things, Title XI (42 U.S.C. (S) 1301 et seq.) to broaden the scope of certain fraud and abuse laws to include all health care services, whether or not they are reimbursed under a Federal program, and creates new enforcement mechanisms to combat fraud and abuse, including an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds.

  Each of LifePoint and Triad provide financial incentives to recruit physicians into the communities served by its hospitals, including loans and minimum revenue guarantees. Although HHS has proposed a Safe Harbor for certain physician recruitment, no Safe Harbor for physician recruitment is currently in force. Each of LifePoint and Triad also enter into certain employment agreements, leases and other agreements with physicians. There can be no assurance that regulatory authorities who enforce the Anti-Kickback Statute will not determine that such physician recruiting activities or any other arrangements of any of the hospitals owned and operated by LifePoint or Triad violate the Anti-Kickback Statute or other Federal laws. Such a determination could subject LifePoint or Triad to liabilities under the Social Security Act, including criminal penalties, civil monetary penalties and/or exclusion from participation in Medicare, Medicaid or other Federal health care programs, any of which could have a material adverse effect on the business, financial condition, results of operations or prospects of LifePoint or Triad.

  In addition, Section 1877 of the Social Security Act (commonly known as the "Stark Law") was amended, effective January 1, 1995, to significantly broaden the scope of prohibited referrals by physicians under the Medicare and Medicaid programs to providers of designated health services with which such physicians have ownership or certain other financial arrangements. Certain exceptions are available for employment agreements, leases, physician recruitment and certain other physician arrangements. Final implementing regulations have not yet been adopted, and there can be no assurance that the physician arrangements of LifePoint or Triad will be found to be in compliance with the Stark Law, as such law ultimately may be interpreted. Many states have adopted or are considering similar anti-kickback and physician self-referral legislation, some of which extends beyond the scope of the Federal law to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. Both Federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. In addition, the Office of the Inspector General of the United States Department of Health and Human Services and the Department of Justice have from time to time established enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Current initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory billing practices. Each of LifePoint and Triad is cooperating with the government agencies which are responsible for such initiatives where such initiatives involve their respective hospitals.

  Each of LifePoint and Triad exercises care in structuring its arrangements with physicians and other referral sources to comply in all material respects with applicable laws. It is possible, however, that government officials charged with responsibility for enforcing such laws could assert that LifePoint, Triad or certain transactions in which either of them is involved, are in violation of such laws. It is also possible that such laws ultimately could be interpreted by the courts in a manner inconsistent with the interpretations of LifePoint or Triad.

   Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals. These laws, in general, include provisions relating to state attorney general approval, advance notification and community involvement. In addition, state attorneys general in states without specific conversion legislation may exercise authority over these transactions based upon existing law. In many states there has been an increased interest in the oversight of not-for-profit conversions. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions may limit the ability of LifePoint or Triad to acquire not-for-profit hospitals.

  Some states require prior approval for the purchase, construction and expansion of health care facilities, based upon a state's determination of need for additional or expanded health care facilities or services. Such determinations, embodied in certificates of need ("CONs") issued by governmental agencies with jurisdiction over health care facilities, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Five states in which LifePoint currently owns hospitals, Alabama, Florida, Georgia, Kentucky and Tennessee, and one state in which Triad currently owns hospitals, Alabama, have enacted CON legislation. There can be no assurance that either LifePoint or Triad will be able to obtain required CONs in the future or that the failure to obtain any required CONs will not have a material adverse effect on the business, financial condition, or results of operations or prospects of LifePoint or Triad.

  The laws, rules and regulations described above are complex and subject to interpretation. In the event of a determination that either of LifePoint or Triad is in violation of such laws, rules or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on business, financial condition or results of operations of LifePoint or Triad. See "Regulation and Other Factors Affecting LifePoint and Triad."

Potential Adverse Impact of Columbia/HCA Investigations and Litigation; Indemnification of LifePoint and Triad

  Columbia/HCA is currently the subject of several Federal investigations into certain of its business practices, as well as governmental investigations by various states. Columbia/HCA is cooperating in these investigations and understands, through written notice and other means, that it is a target in these investigations. Given the breadth of the ongoing investigations, Columbia/HCA expects additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future. Columbia/HCA is the subject of a formal order of investigation by the Securities and Exchange Commission. Columbia/HCA understands that the SEC investigation includes the anti-fraud, periodic reporting and internal accounting control provisions of the Federal securities laws.

  Columbia/HCA is a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed and served on Columbia/HCA. The actions allege, in general, that

Columbia/HCA and certain subsidiaries and/or affiliated partnerships violated the False Claims Act, 31 U.S.C. (S) 3729 et seq., for improper claims submitted to the government for reimbursement. The lawsuits generally seek three times the amount of damages caused to the United States by the submission of any Medicare or Medicaid false claims presented by the defendants to the Federal government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. To the knowledge of Columbia/HCA, the government has intervened in three qui tam actions. Columbia/HCA is aware of additional qui tam actions that remain under seal and believes that there may be other sealed qui tam cases of which it is unaware.

  Columbia/HCA is a defendant in a number of other suits, which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Certain of the suits have been conditionally certified as class actions. See "Government Regulation and Other Factors Affecting LifePoint and Triad--Governmental Investigation of Columbia/HCA and Related Litigation."

  It is too early to predict the effect or outcome of any of the ongoing investigations or qui tam and other actions, or whether any additional investigations or litigation will be commenced. If Columbia/HCA is found to have violated Federal or state laws relating to Medicare, Medicaid or similar programs, then Columbia/HCA could be subject to substantial monetary fines, civil and criminal penalties, and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam and other actions may be substantial, and Columbia/HCA could be subject to substantial costs resulting from an adverse outcome of one or more of such actions. Any such sanctions or losses could have a material adverse effect on Columbia/HCA's financial position and results of operations.

  Pursuant to the Distribution Agreement to be entered into by and among Columbia/HCA, LifePoint and Triad in connection with the distribution, Columbia/HCA has agreed to indemnify LifePoint and Triad in respect of any losses which they may incur as a result of the proceedings described above. Columbia/HCA has also agreed to indemnify LifePoint and Triad in respect of any losses which they may incur as a result of proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the distribution date and relate to the proceedings described above. Columbia/HCA has also agreed that, in the event that any hospital owned by LifePoint or Triad is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above, then Columbia/HCA will make a cash payment to LifePoint or Triad, as the case may be, in an amount (if positive) equal to five times the excluded hospital's 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes (as set forth on a schedule to the Distribution Agreement) less the proceeds of the sale or other disposition of the excluded hospital. Each of LifePoint and Triad has agreed that, in connection with the government investigations described above, it will participate with Columbia/HCA in negotiating one or more compliance agreements setting forth each of their agreements to comply with applicable laws and regulations. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Distribution Agreement." If any of such indemnified matters were successfully asserted against either LifePoint or Triad, or any of their facilities, and Columbia/HCA failed to meet its indemnification obligations, then such losses could have a material adverse effect on the business, financial position, results of operations and prospects of LifePoint and/or Triad, as the case may be. Columbia/HCA will not indemnify LifePoint or Triad for losses relating to any acts, practices and omissions engaged in by LifePoint or Triad after the distribution date, whether or not LifePoint or Triad is indemnified for similar acts, practices and omissions occurring prior to the distribution date.

  Columbia/HCA believes that the ongoing governmental investigations and related media coverage may have had a negative effect on Columbia/HCA's results of operations (which includes LifePoint and Triad for the periods prior to the distribution date which are presented herein). The extent to which LifePoint and Triad may or may not continue to be affected after the distribution by the ongoing investigations of Columbia/HCA, the initiation of additional investigations, if any, and the related media coverage cannot be predicted. It is possible that these matters could have a material adverse effect on the business, financial condition, results of operations or prospects of LifePoint or Triad in future periods.

Professional Liability Risks Could Adversely Affect Results of Operations and Cash Flow

  As is typical in the health care industry, LifePoint and Triad are subject to claims and legal actions by patients and others in the ordinary course of business. Columbia/HCA, LifePoint and Triad intend to cooperate in the purchase of insurance coverage for professional and general liability risks for periods ending on or after the distribution date. Substantially all losses in periods prior to the distribution are insured through a wholly-owned insurance subsidiary of Columbia/HCA and excess loss policies maintained by Columbia/HCA. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Insurance Allocation and Administration Agreement."

  Because substantially all liability for professional and general liability claims incurred is insured through a wholly-owned insurance subsidiary of Columbia/HCA and excess loss policies maintained by Columbia/HCA, and Columbia/HCA maintains the related reserve, no reserve for professional and general liability risks is recorded on the balance sheets of LifePoint and Triad. While the professional and general liability insurance coverage maintained for the LifePoint and Triad businesses has been adequate to provide for liability claims in the past, and the insurance coverage to be obtained for future periods is expected to be adequate for future claims, there can be no assurance that such insurance will be adequate. If actual payments of claims after the distribution with respect to professional and general liabilities exceed anticipated payments of claims, the results of operations and cash flow of LifePoint or Triad, as the case may be, could be adversely affected.

High Degree of Leverage and Debt Service Obligations May Adversely Affect LifePoint and Triad

  After the distribution, LifePoint and Triad will be highly leveraged. As of December 31, 1998, after giving pro forma effect to the distribution and the related assumption by LifePoint of $135 million of term loans under a new credit agreement, $125 million Senior Subordinated Notes due 2009 and approximately $0.6 million in other Columbia/HCA debt obligations, and the elimination of facilities to be divested by LifePoint, LifePoint's consolidated long-term debt would have been approximately $260.6 million (including $0.3 million included in other current liabilities). LifePoint expects that its new credit agreement will also include an additional term loan commitment of $35 million available for limited purposes and a revolving credit commitment of up to $65 million. As of December 31, 1998, after giving pro forma effect to the distribution and the related assumption by Triad of $365 million of term loans under a new credit agreement, $300 million Senior Subordinated Notes due 2009, and approximately $10 million in other Columbia/HCA debt obligations and the elimination of facilities divested by Triad or which Triad has ceased to operate, Triad's consolidated long-term debt would have been approximately $675 million. See "LifePoint Unaudited Pro Forma Condensed Combined Financial Statements" and "Triad Unaudited Pro Forma Condensed Combined Financial Statements." Triad also expects to receive a commitment for revolving credit loans in an aggregate principal amount of up to $125 million. LifePoint and Triad also have the ability to incur additional debt, subject to limitations imposed by the new credit agreement and the indentures governing their notes. While each of LifePoint and Triad believe that future operating cash flow, together with available financing arrangements, will be sufficient to fund their respective operating requirements, leverage and debt service requirements could have important consequences to holders of the LifePoint common stock and the Triad common stock, including the following: (i) such requirements may make LifePoint and Triad more vulnerable to economic downturns and to adverse changes in business conditions (e.g., further limitations on reimbursement under Medicare and Medicaid programs); (ii) either of LifePoint's or Triad's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (iii) a substantial portion of each of LifePoint's and Triad's cash flow from operations may have to be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available for operations; (iv) certain of the borrowings may be at variable rates of interest, which would make LifePoint and Triad vulnerable to increases in interest rates; and (v) the indebtedness of LifePoint and Triad is expected to contain numerous financial and other restrictive covenants (including restrictions on payments of dividends, incurrences of indebtedness and sale of assets), the failure to comply with which may result in an event of default which, if not cured or waived, could cause such indebtedness to be declared immediately due and payable. Any substantial increase in LifePoint's or Triad's debt levels or the inability of either to borrow funds at favorable interest rates or to comply with the financial or other restrictive covenants could have a material adverse effect on the business, financial condition, results of operations or prospects of LifePoint and/or Triad.

Absence of Dividends

  Neither LifePoint nor Triad anticipates paying cash dividends in the foreseeable future. In addition, the terms of LifePoint's and Triad's debt agreements immediately prior to the distribution are expected to restrict the payment of cash dividends, and any future indebtedness incurred by LifePoint or Triad to refinance such debt, or to fund future growth, also may prohibit or limit their ability to pay dividends. See "Dividend Policy."

Tax Treatment of the Distribution

   On March 30, 1999, Columbia/HCA received a ruling from the IRS concerning the United States Federal income tax consequences of the distribution. The tax ruling provides that, because the distribution will qualify under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), the distribution generally will be tax-free to Columbia/HCA and to Columbia/HCA's stockholders, except for any cash received instead of fractional shares. The tax ruling is based upon the accuracy of representations made by Columbia/HCA as to numerous factual matters and as to the intention to take (or to refrain from taking) certain future actions. The inaccuracy of any of those factual representations or the failure to take the intended actions (or the taking of actions which were represented would not be taken) could cause the IRS to revoke all or part of the tax ruling retroactively.

  If the distribution were not to qualify for tax-free treatment under Section 355 of the Code, then, in general, additional corporate tax (which would be substantial) would be payable by the consolidated group of which Columbia/HCA is the common parent. Under the consolidated return rules, each member of the consolidated group (including LifePoint and Triad) would be jointly and severally liable for such tax liability. If the distribution did not qualify for tax-free treatment under Section 355 of the Code, the resulting tax liability would have a material adverse effect on the business, financial position, results of operations and prospects of Columbia/HCA and, possibly, also of LifePoint and Triad. In addition, if the distribution did not qualify for tax-free treatment under Section 355 of the Code, then, depending on the circumstances, Columbia/HCA stockholders could be taxable on their receipt of shares of LifePoint and Triad common stock. See "The Distribution--Material Federal Income Tax Consequences."

  Columbia/HCA, LifePoint and Triad will enter into a Tax Sharing and Indemnification Agreement, which will allocate tax liabilities among Columbia/HCA, LifePoint and Triad and address certain other tax matters such as responsibility for filing tax returns, control of and cooperation in tax litigation, and the tax treatment of the distribution. Generally, Columbia/HCA will be responsible for taxes that are allocable to periods prior to the distribution date, and each of Columbia/HCA, LifePoint and Triad will be responsible for its own tax liabilities (including its allocable share of taxes shown on any consolidated, combined or other tax return filed by Columbia/HCA) for periods after the distribution date. The Tax Sharing and Indemnification Agreement will prohibit LifePoint and Triad from taking actions that could jeopardize the tax treatment of the distribution or the restructuring that will precede the distribution, and will require LifePoint and Triad to indemnify each other and Columbia/HCA for any taxes or other losses that result from any such actions.

Holding Company Structure Risks

  LifePoint and Triad will be holding companies and each will hold most of its assets at, and conduct most of its operations through, direct and indirect subsidiaries. As holding companies, the results of operations of LifePoint and Triad will depend on the results of operations of their subsidiaries. Moreover, LifePoint and Triad will be dependent on dividends or other intercompany transfers of funds from their subsidiaries to meet their debt service and other obligations. The ability of LifePoint's and Triad's subsidiaries to pay dividends or make other payments or advances to LifePoint or Triad, as the case may be, will depend on their operating results and will be subject to applicable laws and restrictions contained in agreements governing indebtedness of such subsidiaries. Claims of creditors of the subsidiaries of LifePoint and Triad, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of LifePoint or Triad. As of December 31, 1998, on a pro forma basis after giving effect to the distribution and the elimination of the facilities to be divested or, in the case of Triad, which Triad has ceased to operate, the aggregate amount of indebtedness and other obligations of LifePoint's subsidiaries, including trade payables, would have been approximately $274.5 million, and the aggregate amount of indebtedness and other obligations of Triad's subsidiaries, including trade payables, would have been approximately $717 million. See "LifePoint Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," and "Triad Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Risks Associated with Fraudulent Conveyance and Legal Dividend Requirements

  If a court in a lawsuit by an unpaid creditor of Columbia/HCA, or Healthtrust, Inc.--The Hospital Company ("Healthtrust"), a wholly owned subsidiary of Columbia/HCA that will issue the Senior Subordinated Notes and incur the term loan indebtedness under the new credit agreements that will be assumed by LifePoint and Triad, or representative of creditors of Columbia/HCA or Healthtrust, such as a trustee in bankruptcy, were to find that at the time Columbia/HCA effected the distribution, Columbia/HCA, or Healthtrust as the case may be, (a) did not receive reasonably equivalent value on account of such distribution and (1) was insolvent; (2) was rendered insolvent by reason of the distribution; (3) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or (4) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured or (b) intended to hinder, delay or defraud creditors by means of such distribution, such court could void the distribution (in whole or in part) as a fraudulent conveyance and require stockholders to return some or all of the shares of LifePoint common stock or Triad common stock issued in the distribution to Columbia/HCA or the value thereof.

  If a court in a lawsuit by an unpaid creditor of Healthtrust, LifePoint or Triad, or the subsidiary of LifePoint or Triad, as the case may be, that ultimately will assume such indebtedness under the Senior Subordinated Notes due 2009 and term loans ("LifePoint Holdings" and "Triad Holdings," respectively), or representative of creditors of any such entities, such as a trustee in bankruptcy, were to find that at the time the Senior Subordinated Notes due 2009 were issued or assumed and the term loan indebtedness under the new credit agreements was incurred or assumed, LifePoint, LifePoint Holdings, Triad, Triad Holdings, or Healthtrust as the case may be, (a) did not receive reasonably equivalent value on account of such incurrence or assumption of indebtedness and (1) was insolvent; (2) was rendered insolvent by reason of such incurrence or assumption of indebtedness; (3) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or (4) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured or (b) intended to hinder, delay or defraud creditors by means of such incurrence or assumption of indebtedness, such court could, in whole or in part, void the indebtedness or subordinate the indebtedness to existing and future debt of LifePoint Holdings or Triad Holdings, as the case may be. In addition, the payment of interest and principal on the LifePoint or Triad indebtedness could be voided and required to be returned to the obligor, or to a fund for the benefit of creditors.

  The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, a company would be considered insolvent if the fair value of its assets was less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt when due in the usual course of business. In addition, under the Delaware General Corporation Law (which is applicable to the distribution), a corporation generally may make distributions to its stockholders only out of its surplus (net assets minus capital) and not out of capital.

  The Columbia/HCA Board of Directors and management believe that (i) LifePoint, Lifepoint Holdings Triad, Triad Holdings, Healthtrust and Columbia/HCA each will be solvent before and after the issuance by Healthtrust and assumption by LifePoint and Triad of the notes and the term loan indebtedness and the distribution (in accordance with the above definitions), will be able to repay their respective debts when due in the usual course of business following the issuance and assumption of the notes and the term loan indebtedness and the distribution and will have sufficient capital to carry on their respective businesses, (ii) the notes are not being issued or assumed, the term loan indebtedness is not being incurred or assumed, and the distribution is not being effected to hinder, delay or defraud creditors and (iii) the distribution will be made entirely out of surplus, as provided under the Delaware General Corporation Law. There can be no assurance, however, that a court passing on such questions would agree with this view.

Market Uncertainties With Respect to LifePoint Common Stock and Triad Common
Stock

  There is no existing market for either the LifePoint common stock or the Triad common stock. Although LifePoint and Triad have applied for a quotation of their common stock on Nasdaq, there can be no assurance as to the trading prices for either security before or after the distribution date. Until the LifePoint common stock and the Triad common stock are fully distributed and orderly markets develop, the trading prices for such securities may fluctuate. Prices for the LifePoint common stock and Triad common stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for such securities, investor perceptions of LifePoint, Triad and their respective businesses, the results of LifePoint and Triad, the dividend policies of LifePoint and Triad and general economic and market conditions. The LifePoint common stock and Triad common stock distributed to Columbia/HCA stockholders in the distribution generally will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), and the sale of a substantial number of shares of LifePoint common stock or Triad common stock after the distribution could adversely affect the market price of the LifePoint common stock or Triad common stock, respectively. See "The Distribution--Market for LifePoint Common Stock and Triad Common Stock."

Anti-Takeover Provisions

  Certain provisions of the Certificate of Incorporation and By-Laws of each of LifePoint and Triad may have the effect of discouraging an acquisition of control not approved by its Board of Directors. These provisions include, for example, terms providing for:

  . the issuance of "blank check" preferred stock by the Board of Directors without stockholder approval;

  . higher stockholder voting requirements for certain transactions such as business combinations with certain related parties (i.e., a "fair price provision");

  .  a prohibition on taking actions by the written consent of stockholders;

  . restrictions on the persons eligible to call a special meeting of stockholders;

  .  classification of the Board of Directors into three classes; and

  . the removal of directors only for cause and by a vote of 80% of the outstanding voting power.

  These provisions may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of LifePoint or Triad, although such proposals, if made, might be considered desirable by a majority of the stockholders of LifePoint or Triad, as the case may be. These provisions could further have the effect of making it more difficult for third parties to cause the replacement of the Board of Directors of LifePoint or Triad. These provisions have been designed to enable each of LifePoint and Triad to develop its businesses and foster its long-term growth without disruptions caused by the threat of a takeover not deemed by its Board of Directors to be in the best interests of the applicable company and its stockholders. Each of LifePoint and Triad also has adopted a stockholder rights plan. These stockholder rights plans are designed to protect stockholders in the event of an unsolicited offer and other takeover tactics which, in the opinion of the relevant Board of Directors, could impair its ability to represent stockholder interests. The provisions of these stockholder rights plans may render an unsolicited takeover of LifePoint or Triad, as applicable, more difficult or less likely to occur or might prevent such a takeover. Each of LifePoint and Triad will be subject to provisions of Delaware corporate law which may restrict certain business combination transactions. See "LifePoint Description of Capital Stock--LifePoint Common Stock; Delaware Anti-Takeover Provisions," "--LifePoint Preferred Stock Purchase Rights," and "--Certain Anti-Takeover Provisions--LifePoint Certificate and By-Laws"; and "Triad Description of Capital Stock--Triad Common Stock; Delaware Anti-Takeover Provisions," "--Triad Preferred Stock Purchase Rights," and "--Certain Anti-Takeover Provisions--Triad Certificate and By-Laws."

  Certain provisions in the Tax Sharing and Indemnification Agreement entered into among Columbia/HCA, LifePoint and Triad, which are intended to preserve the tax-free status of the distribution for Federal income tax purposes, could discourage certain takeover proposals or make them more expensive. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Tax Sharing and Indemnification Agreement."

Possible Lack of Year 2000 Compliance May Adversely Affect LifePoint and Triad

  Until      2006, LifePoint and Triad will continue to obtain most of their computer applications and support from Columbia Information Systems, Inc. ("CIS"), a wholly owned subsidiary of Columbia/HCA, pursuant to the Computer and Data Processing Services Agreement. CIS does not warrant that the software and hardware used by CIS in providing services to LifePoint and Triad will be Year 2000 ready, but CIS is currently making efforts in a professional, timely, and workmanlike manner that it deems reasonable to address Year 2000 issues with respect to the software licensed to LifePoint and Triad under the Computer and Data Processing Services Agreement. CIS also has undertaken to examine and remediate the software systems and applications of LifePoint and Triad not obtained from Columbia/HCA and the non-information technology systems (e.g., vendor products, medical equipment and other related equipment with embedded chips) of LifePoint and Triad to ensure that they are Year 2000 ready. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Computer and Data Processing Services Agreement" and "-- Transitional Services Agreement."

  Any malfunctions in such systems, applications or equipment could have a material adverse effect on the business, financial condition or results of operations of LifePoint or Triad. Neither LifePoint nor Triad is currently able to reasonably estimate the ultimate cost to be incurred by it for the assessment, remediation, upgrade, replacement and testing of its impacted information and non-information technology systems. LifePoint and Triad are dependent upon Columbia/HCA in substantially all respects for the Year 2000 readiness of their respective information technology and non-information technology systems and for contingency planning in respect of Year 2000-related risks. Any failure by Columbia/HCA to adequately address such matters could have a material adverse effect on the businesses, financial conditions, results of operations and prospects of LifePoint and Triad.

  In addition, each of LifePoint and Triad has significant ongoing relationships with government agencies, third party payers, vendors, suppliers and others that may have computer systems with Year 2000 problems. The Health Care Financing Administration recently announced that, due to potential Year 2000 concerns, Medicare reimbursement updates for hospitals scheduled to take effect October 1, 1999 will be delayed until April 1, 2000, although reimbursement rates will be adjusted to replace revenues lost due to such delay. If the fiscal intermediaries and governmental agencies with which LifePoint and Triad transact business, and which are responsible for payment to LifePoint and Triad under the Medicare and Medicaid programs, other payers, or suppliers and vendors experience problems in Year 2000 readiness, that could have a material adverse effect on the business, financial condition, results of operations and prospects of LifePoint or Triad. See "LifePoint Management's Discussion and Analysis of Financial Condition and Results of Operations-- Impact of Year 2000 Computer Issues" and "Triad Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 Computer Issues."

               Reasons For Furnishing This Information Statement

  This information statement is being furnished by Columbia/HCA solely to provide information to Columbia/HCA stockholders who will receive LifePoint common stock and Triad common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Columbia/HCA, LifePoint, or Triad. Columbia/HCA, LifePoint and Triad believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date hereof, and none of Columbia/HCA, LifePoint or Triad will update the information except to the extent required in the normal course of their respective public disclosure practices.

                          Forward-looking Information

  This information statement and other materials filed or to be filed by LifePoint or Triad with the SEC (as well as information included in oral statements or other written statements made, or to be made, by LifePoint or Triad) contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the distribution. See "Summary--Introduction," "Summary--Questions and Answers About LifePoint, Triad and the Distribution," "Risk Factors," "The Distribution--Background and Purposes of the Distribution," "LifePoint Business--Business Strategy," "Triad Business--Business Strategy," "LifePoint Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Triad Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements are based on the current plans and expectations of LifePoint and Triad and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and the future financial condition and results of LifePoint and Triad. These factors include, but are not limited to, (i) the highly competitive nature of the health care business, (ii) the efforts of insurers, health care providers and others to contain health care costs, (iii) possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers, (iv) changes in Federal, state or local regulation affecting the health care industry, (v) the possible enactment of Federal or state health care reform, (vi) the departure of key executive officers from LifePoint or Triad, (vii) claims and legal actions relating to professional liability, (viii) fluctuations in the market value of LifePoint common stock or Triad common stock, (ix) changes in accounting practices, (x) changes in general economic conditions, (xi) the complexity of integrated computer systems and the success and expense of the remediation efforts of Columbia/HCA, LifePoint, Triad and relevant third parties in achieving Year 2000 readiness, and (xii) other risk factors described above. As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of LifePoint or Triad. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                The Distribution

Background and Purposes of the Distribution

  Columbia/HCA is the largest provider of health care services in the United States today, operating approximately 300 hospitals, as well as outpatient surgery centers, diagnostic centers, cardiac rehabilitation centers, physical therapy centers, radiation oncology centers, comprehensive outpatient rehabilitation centers, medical office buildings, physician practices and other health care programs. In November 1997, Columbia/HCA restructured its operations into five divisions, including the America Group and the Pacific Group. America's hospitals are located in non-urban areas where, in 21 of its 23 markets, America's hospital is the only hospital in the community. Approximately three-quarters of Pacific's hospitals are located in small cities, generally in the Southern, Western and Southwestern United States, where Pacific's hospital is usually either the only hospital or one of two or three hospitals in the community, and the remainder of Pacific's hospitals are located in larger urban areas typically characterized by a high rate of population growth. Following that restructuring, Columbia/HCA determined to concentrate its efforts on its core markets, which are typically located in urban areas that are characterized by highly integrated facility networks, and to reorganize the America Group and the Pacific Group as two independent, publicly-traded companies, LifePoint and Triad, respectively.

  Columbia/HCA management believes that separating the America and Pacific Groups into two smaller, strategically focused public companies will provide the following benefits:

  . Implement Tailored Business Strategies. Columbia/HCA's management believes that, because of the different community characteristics and levels of network integration that exist in the LifePoint and Triad markets, the LifePoint and Triad business strategies need to be distinguished from each other and from those pursued in Columbia/HCA's core markets. As smaller companies, LifePoint and Triad will have more flexibility in responding to the needs of the communities in which they operate.

  . Increase Management Focus and Attention. The managements of LifePoint and
    Triad will be able to focus on making capital improvements to existing facilities in order to expand specialized services, invest in physician and executive recruitment and retention, and improve outreach programs and general health education initiatives.

  . Tie Compensation to Performance. Following the distribution, LifePoint and Triad will be able to more closely tie compensation incentives for their employees to the performance of their companies. Each of LifePoint and Triad expects to establish for the benefit of its employees an Employee Stock Ownership Plan (an "ESOP"). Shortly after the distribution, the LifePoint ESOP will purchase a number of shares equal to 8.3% of the outstanding common stock of LifePoint and the Triad ESOP will purchase a number of shares equal to 9.0% of the outstanding common stock of Triad. These equity interests are expected to help LifePoint and Triad to attract and retain talented and effective management and to motivate employees throughout the organization.

  . Improve Access to Capital. The distribution will give each of LifePoint and Triad direct access to capital markets. As divisions of Columbia/HCA, the America and Pacific Groups competed with each other and with the other Columbia/HCA divisions for management attention, support resources, and capital to finance expansion and growth opportunities. As separate entities, with their own management structures, LifePoint and Triad will be better able to implement business strategies appropriate for their markets and to direct capital funding and expansion initiatives.

  . Increase Visibility to the Capital Markets. Following the distribution, the financial markets will be able to focus on the individual strengths of Columbia/HCA, LifePoint and Triad, and more accurately evaluate the performance of each distinct business compared to companies in the same or similar businesses.

  Columbia/HCA expects that, in addition to allowing it to focus on its core markets, the distribution of LifePoint and Triad will assist Columbia/HCA in fulfilling its business plan of becoming a smaller company, focused on local, community-based delivery of care, streamlining its organizational structure, and reducing its overhead and administrative costs. After the distribution, however, Columbia/HCA's revenue base will be diminished by approximately 11% and its asset base will be diminished by approximately 9% (based on revenues and assets reported for the year ended December 31, 1998). The separation of the LifePoint and Triad hospitals may adversely affect Columbia/HCA's ability to negotiate favorable managed care contracts in certain markets. Also, to the extent that LifePoint and Triad succeed in stemming outmigration, some patients who previously might have been treated at Columbia/HCA hospitals will instead be treated at LifePoint and Triad hospitals.

Manner of Effecting the Distribution

  The general terms and conditions relating to the distribution are set forth in a Distribution Agreement among Columbia/HCA, LifePoint and Triad. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Distribution Agreement."

  On the distribution date, Columbia/HCA will effect the distribution by delivering all of the outstanding shares of LifePoint common stock and Triad common stock to National City Bank, as distribution agent, for distribution to the holders of record of Columbia/HCA Stock at the close of business on the
record date. The distribution will be made on the basis of     shares of
LifePoint common stock and     shares of Triad common stock for every
shares of Columbia/HCA Stock. The actual number of shares of LifePoint common stock and Triad common stock that will be distributed will depend on the number of shares of Columbia/HCA Stock outstanding on the record date. The shares of LifePoint common stock and Triad common stock will be fully paid and nonassessable, and the holders of such shares will not be entitled to preemptive rights. See "LifePoint Description of Capital Stock" and "Triad Description of Capital Stock." It is expected that certificates representing shares of LifePoint common stock and of Triad common stock will be mailed to
Columbia/HCA stockholders on or about    , 1999.

  Certificates or scrip representing fractional shares of LifePoint common stock or Triad common stock will not be issued to Columbia/HCA stockholders as part of the distribution. Instead, each holder of Columbia/HCA Stock who would otherwise be entitled to receive a fractional share will receive cash for such fractional interests. The distribution agent will, as soon as practicable after the distribution date, aggregate and sell all such fractional interests in the open market at then prevailing market prices and distribute the aggregate proceeds ratably to Columbia/HCA stockholders otherwise entitled to such fractional interests. Columbia/HCA will pay all brokers' fees and commissions in respect of such sale. See "The Distribution--Material Federal Income Tax Consequences" for a discussion of the Federal income tax treatment of fractional share interests.

Results of the Distribution

  After the distribution, LifePoint and Triad will be separate, independent publicly-traded companies. The number and identity of stockholders of LifePoint and Triad immediately after the distribution will be the same as the number and identity of stockholders of Columbia/HCA on the record date. Based on the number of record stockholders and the number of issued and outstanding shares
of Columbia/HCA Stock as of the close of business on    , 1999 and the
distribution ratios of     shares of LifePoint common stock and     shares of
Triad common stock for every      shares of Columbia/HCA Stock, immediately
after the distribution, LifePoint expects to have approximately 16,500 record
holders, and approximately      outstanding shares, of LifePoint common stock,
and Triad expects to have approximately 16,500 record holders, and
approximately      outstanding shares, of Triad common stock. The actual number of shares of LifePoint common stock and Triad common stock that will be distributed will be determined as of the record date. The distribution will not affect the number of outstanding shares of Columbia/HCA Stock or the rights of Columbia/HCA stockholders.

  Each of LifePoint and Triad expects to establish for the benefit of its employees an Employee Stock Ownership Plan (an "ESOP"). Shortly after the distribution, the LifePoint ESOP is expected to purchase, at fair market value, a number of newly issued shares of LifePoint common stock equal to 8.3% of the
outstanding shares of LifePoint common stock (approximately      shares), and
the Triad ESOP is
expected to purchase, at fair market value, a number of newly issues shares of Triad common stock equal to 9.0% of the outstanding shares of Triad common
stock (approximately      shares). Each purchase will be financed by (i)
issuing a promissory note to LifePoint in the case of the LifePoint ESOP or issuing a promissory note to Triad in the case of the Triad ESOP or (ii) borrowing from a third party lender (which loan will be guaranteed by LifePoint, in the case of the LifePoint ESOP or Triad, in the case of the Triad
ESOP). Each loan will be amortized over a period of not more than 10 years.

Material Federal Income Tax Consequences

  Columbia/HCA has received a tax ruling from the IRS to the effect, among other things, that, as the distribution will qualify as a tax-free distribution under Section 355 of the Code, for Federal income tax purposes:

  . Columbia/HCA will not recognize gain or loss upon the distribution of the LifePoint common stock and the Triad common stock to Columbia/HCA's stockholders.

  . Columbia/HCA stockholders will not recognize any gain or loss (and will not be required to include any amount as taxable income) as a result of their receipt of LifePoint common stock and Triad common stock in the distribution, except as described below in connection with cash received in lieu of fractional shares of LifePoint common stock or Triad common stock.

  . Columbia/HCA stockholders will have an aggregate basis in their Columbia/HCA Stock, LifePoint common stock and Triad common stock immediately after the distribution equal to their aggregate basis in their Columbia/HCA Stock immediately before the Distribution. Columbia/HCA stockholders will apportion their tax basis in their Columbia/HCA Stock among their Columbia/HCA Stock and the LifePoint common stock and the Triad common stock they receive (including any fractional share interest in LifePoint common stock and Triad common stock to which the Columbia/HCA stockholders are entitled) in accordance with the relative fair market values of these securities at the time of the distribution.

  . Columbia/HCA stockholders' holding period in the LifePoint common stock and Triad common stock received in the distribution will include the holding period of the Columbia/HCA Stock with respect to which the LifePoint common stock and Triad common stock is distributed, provided that the Columbia/HCA Stock is held as a capital asset on the distribution date.

  . Columbia/HCA stockholders who receive cash in lieu of fractional shares of LifePoint common stock or Triad common stock will recognize gain or loss equal to the difference between the cash received and the tax basis allocated to such fractional shares. Any gain or loss will be capital gain or loss if the fractional shares would have been held as a capital asset on the distribution date.

  The tax ruling will be based upon representations made by Columbia/HCA as to numerous factual matters and as to the intention to take (or to refrain from taking) certain future actions. The inaccuracy of any of those factual representations or the failure to take the intended actions (or the taking of actions which were represented would not be taken) could cause the IRS to revoke all or part of the tax ruling retroactively. In that event, the IRS might assert that the distribution was taxable. See "Risk Factors--Tax Treatment of the Distribution" and "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Tax Sharing and Indemnification Agreement."

  The foregoing is only a summary of the material United States Federal income tax consequences of the distribution under current law. It does not purport to cover all tax consequences and may not apply to stockholders who acquired their Columbia/HCA stock in connection with a grant of shares as compensation, who are not citizens or residents of the United States, or who are otherwise subject to special treatment under the Code. Each stockholder is urged to consult his or her tax advisor as to the particular consequences of the distribution to such stockholder, including the application of state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences described above.

Regulatory Approvals

  The distribution is subject to review and approvals by certain Federal agencies, state departments of insurance, state health planning and licensure agencies. Prior to the distribution date, Columbia/HCA will have provided appropriate notifications regarding the distribution to, and expects that all material approvals from or reviews of the regulatory authorities having jurisdiction in respect of the distribution and related reorganization transactions will have been received or completed, respectively.

Market for LifePoint Common Stock and Triad Common Stock

  There is no existing market for LifePoint common stock or Triad common stock. LifePoint and Triad have applied for quotation of their common stock on Nasdaq. If the shares are accepted for quotation, a when-issued trading market for both LifePoint common stock and Triad common stock is expected to develop shortly before the distribution date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. There can be no assurance about the trading prices for LifePoint common stock and Triad common stock before or after the distribution date, and until the LifePoint common stock and Triad common stock are fully distributed and an orderly market develops, the trading prices for such securities may fluctuate. Prices for LifePoint common stock and Triad common stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for such securities, developments affecting the businesses of LifePoint and Triad generally, the impact of the factors referred to in "Risk Factors," investor perceptions of LifePoint, Triad and their businesses, the results of LifePoint and Triad, the dividend policies of LifePoint and Triad, and general economic and market conditions. It is anticipated that LifePoint common stock will be traded on Nasdaq under the symbol "LPNT," and that Triad common stock will be traded on Nasdaq under the symbol "TRIH."

  Columbia/HCA Common Stock will continue to trade on the New York Stock Exchange. After the distribution, the trading price of Columbia/HCA Common Stock likely will be lower than the trading price immediately prior to the distribution. Moreover, until the market has evaluated the operations of Columbia/HCA without LifePoint and Triad, the trading price of Columbia/HCA Common Stock may fluctuate.

  The Transfer Agent and Registrar for the LifePoint common stock and Triad common stock will be National City Bank, Shareholder Services Group, P.O. Box 92301, Cleveland, Ohio, 44193-0900.

  For certain information regarding options to purchase LifePoint common stock and Triad common stock that will be granted in connection with the distribution, see "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Benefits and Employment Matters Agreement-- Treatment of Columbia/HCA Common Stock Options"; "LifePoint Management-- LifePoint Compensation Arrangements--The LifePoint 1998 Long-Term Incentive Plan"; and "Triad Management--Triad Compensation Arrangements--The Triad 1998 Long-Term Incentive Plan." For certain information regarding the LifePoint ESOP and the Triad ESOP, see "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Benefits and Employment Matters Agreement--The LifePoint ESOP and the Triad ESOP."

  Shares of LifePoint common stock and Triad common stock distributed to Columbia/HCA stockholders in the distribution will be freely transferable under the Securities Act, except for shares of LifePoint common stock received by persons who may be deemed to be affiliates of LifePoint and shares of Triad common stock received by persons who may be deemed to be affiliates of Triad. Persons who may be deemed to be affiliates of LifePoint or Triad after the distribution generally include individuals or entities that control, are controlled by, or are under common control with, LifePoint or Triad, respectively, and may include certain officers and directors, or principal stockholders, of LifePoint or Triad, as applicable. After LifePoint and Triad become publicly-traded companies, securities held by persons who are their affiliates will be subject to resale restrictions under the Securities Act. Affiliates of LifePoint and Triad will be permitted to sell shares of the entity of which such persons are affiliates only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Conditions Precedent to the Distribution

  It is expected that the distribution will be effective on the distribution
date,     , 1999, provided that, among other things:

  1. the Registration Statements on Form 10 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed by each of LifePoint (the "LifePoint Form 10 Registration Statement") and Triad (the "Triad Form 10 Registration Statement") shall have been declared effective and no stop order relating to either Registration Statement shall be in effect;

  2. all necessary permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States in connection with the distribution shall have been received or become effective;

  3. the IRS tax ruling shall not have been revoked or modified in any material respect;

  4. each of the LifePoint common stock and the Triad common stock shall have been approved for quotation on Nasdaq, subject to official notice of issuance;

  5. the transfers of assets and liabilities to LifePoint and Triad required to constitute LifePoint and Triad as described herein shall have been completed;

  6. satisfactory arrangements having been made for the incurrence by Columbia/HCA or one of its subsidiaries of approximately $935 million principal amount of indebtedness and the assumption of approximately $260 million principal amount of such indebtedness by LifePoint and of approximately $675 million principal amount of such indebtedness by Triad; and

  7. no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto (including the transfers of assets and liabilities contemplated by the Distribution Agreement) shall be in effect.

  The fulfillment or waiver of the foregoing conditions shall not create any obligation on the part of Columbia/HCA to effect the distribution, and the Columbia/HCA Board has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date.

              Arrangements Among Columbia/HCA, LifePoint And Triad
                          Relating To The Distribution

  Immediately prior to the distribution, LifePoint and Triad will be wholly owned by Columbia/HCA and, until the distribution, the results of operations of the assets and entities that will constitute LifePoint and Triad will be included in Columbia/HCA's consolidated financial statements. After the distribution, Columbia/HCA will not have any ownership interest in either LifePoint or Triad, which will be independent, publicly-traded companies, although certain Columbia/HCA benefit plans will receive shares of LifePoint and Triad in the distribution. See "LifePoint Security Ownership by Certain Beneficial Owners and Management" and "Triad Security Ownership by Certain Beneficial Owners and Management." After the distribution, neither LifePoint nor Triad will have any ownership interest in the other.

  Immediately prior to the distribution, Columbia/HCA, LifePoint and Triad will enter into certain agreements to define their ongoing relationships after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are summarized below and have been filed as exhibits to the LifePoint Form 10 Registration Statement and/or the Triad Form 10 Registration Statement. The following descriptions include a summary of the material terms of these agreements but do not purport to be complete and are qualified in their entirety by reference to the filed agreements.

Distribution Agreement

  Columbia/HCA, LifePoint and Triad will enter into the Distribution Agreement which will provide for, among other things, certain corporate transactions required to effect the distribution and other arrangements among Columbia/HCA, LifePoint and Triad subsequent to the distribution. The Distribution Agreement also sets forth the conditions to the distribution. See "The Distribution-- Conditions Precedent to the Distribution."

  Transfers of Assets to LifePoint and Triad

  The Distribution Agreement provides that Columbia/HCA will transfer all of its right, title and interest in the assets constituting the America Group business to LifePoint and all of its right, title and interest in the assets constituting the Pacific Group business to Triad. The Distribution Agreement further provides that each of LifePoint and Triad will take such action, if any, as may be necessary to transfer assets owned by it so that, upon completion of all asset transfers by Columbia/HCA, LifePoint and Triad, the assets constituting the America Group business are owned by LifePoint and the assets constituting the Pacific Group business are owned by Triad.

  Each party to the Distribution Agreement agrees to exercise its reasonable efforts to obtain promptly any necessary consents and approvals and to take such actions as may be reasonably necessary or desirable to carry out the purposes of the Distribution Agreement and the other agreements summarized below. In the event that any transfers contemplated by the Distribution Agreement are not effected on or prior to the distribution date, the parties agree to cooperate to effect such transfers as promptly as practicable following the distribution date, and pending any such transfers, to hold any asset not so transferred in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto), and to retain any liability not so transferred for the account of the party by whom such liability is to be assumed. All assets are being transferred without any representation or warranty, on an "as is-where is" basis and the relevant transferee bears the risk that any necessary consent to transfer is not obtained.

  Allocation of Financial Responsibility

  The Distribution Agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to allocate, effective as of the distribution date, financial responsibility for the liabilities arising out of or in connection with:

  . the assets and entities that will constitute LifePoint and its subsidiaries (including liabilities arising in respect of the transfer of such assets and entities to LifePoint) to LifePoint; and

  . the assets and entities that will constitute Triad and its subsidiaries (including liabilities arising in respect of the transfer of such assets and entities to Triad) to Triad.

  Pursuant to the Distribution Agreement, after the distribution, Columbia/HCA will indemnify LifePoint and Triad for any losses which they may incur arising from the pending governmental investigations of certain of Columbia/HCA's business practices. Columbia/HCA will also indemnify LifePoint and Triad for any losses which they may incur arising from stockholder actions and other legal proceedings related to the governmental investigations which are currently pending against Columbia/HCA, and from proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the Distribution Date and relate to the pending proceedings. Columbia/HCA has also agreed that, in the event that any hospital owned by LifePoint or Triad is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above, then Columbia/HCA will make a cash payment to LifePoint or Triad, as the case may be, in an amount (if positive) equal to five times the excluded hospital's 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes (as set forth on a schedule to the Distribution Agreement) less the proceeds of the sale or other disposition of the excluded hospital. Each of LifePoint and Triad has agreed that, in connection with the pending governmental investigations, it will participate with Columbia/HCA in negotiating one or more compliance agreements setting forth each of their agreements to comply with applicable laws and regulations. Columbia/HCA will not indemnify LifePoint or Triad for losses relating to any acts, practices and omissions engaged in by LifePoint or Triad after the distribution date, whether or not LifePoint or Triad is indemnified for similar acts, practices and omissions occurring prior to the distribution date. See "Risk Factors--Potential Adverse Impact of Columbia/HCA Investigations and Litigation; Indemnification of LifePoint and Triad" and "Government Regulation and Other Factors Affecting LifePoint and Triad-- Governmental Investigation of Columbia/HCA and Related Litigation."

  Prior to the distribution, Columbia/HCA, through its wholly owned insurance subsidiary and through third party carriers, maintained insurance for the businesses of LifePoint and Triad. The Distribution Agreement provides that Columbia/HCA also will be solely responsible for:

  . claims against LifePoint or Triad covered by an insurance policy maintained by Columbia/HCA (without regard to deductible amounts, coinsurance amounts and policy limits), which are based upon facts and circumstances occurring prior to the distribution date; and

  . workers' compensation claims against LifePoint or Triad if the underlying injury or condition was incurred before the distribution.

  Government Programs

  LifePoint and Triad will be responsible for the Medicare, Medicaid and Blue Cross cost reports, and associated receivables and payables, for their facilities for all periods ending after the distribution date. Columbia/HCA will be responsible for the Medicare, Medicaid and Blue Cross cost reports for the LifePoint and Triad facilities relating to periods ending on or prior to the distribution date. LifePoint and Triad will be responsible for their own cost report functions after the distribution date, as well as for any terminating cost reports required to be filed in respect of the distribution.

  Other Matters

  Each of Columbia/HCA, LifePoint and Triad generally agrees to provide to the other parties reasonable access to certain corporate records and information reasonably requested by another party. Each of Columbia/HCA, LifePoint and Triad is generally required to maintain the confidentiality of confidential information it possesses regarding another party. The parties will endeavor to resolve any disputes which may arise through discussion among senior management of the affected parties. If such discussions do not succeed in resolving a disputed matter, the parties retain the right to commence a legal action.

  The Distribution Agreement also provides that, generally, the costs and expenses incurred through the distribution date in connection with the distribution are properly allocable to, and will be paid by, Columbia/HCA. Except as set forth in the Distribution Agreement or any related agreement, each party shall bear its own costs and expenses after the distribution.

Tax Sharing and Indemnification Agreement

  Columbia/HCA, LifePoint and Triad will enter into a Tax Sharing and Indemnification Agreement, which will allocate tax liabilities among Columbia/HCA, LifePoint and Triad and address certain other tax matters such as responsibility for filing tax returns, control of and cooperation in tax litigation and qualification of the distribution as a tax-free transaction. Generally, Columbia/HCA will be responsible for taxes that are allocable to periods prior to the distribution date, and each of Columbia/HCA, LifePoint and Triad will be responsible for its own tax liabilities (including its allocable share of taxes shown on any consolidated, combined or other tax return filed by Columbia/HCA) for periods after the distribution date. The Tax Sharing and Indemnification Agreement will prohibit LifePoint and Triad from taking actions that could jeopardize the treatment of the distribution or the internal restructuring that will precede the distribution, and will require LifePoint and Triad to indemnify each other and Columbia/HCA for any taxes or other losses that result from any such actions.

Benefits and Employment Matters Agreement

  Columbia/HCA, LifePoint and Triad will enter into a Benefits and Employment Matters Agreement, which allocates responsibilities for employee compensation, benefits, labor, benefit plan administration and certain other employment matters on and after the distribution date.

  General Allocation

  Each of LifePoint and Triad will assume responsibility as employer in respect of its employees from and after the distribution date. Subject to specific exceptions, Columbia/HCA will retain the liabilities in respect of former employees associated with the facilities and operations of LifePoint and Triad who terminated employment on or prior to the distribution date. Benefit plans established by LifePoint or Triad generally will recognize past service with Columbia/HCA.

  Defined Contribution and Welfare Benefit Plans

  The Benefits and Employment Matters Agreement provides that each of LifePoint and Triad will adopt a new defined contribution plan for their respective employees, as well as for the respective former employees associated with the facilities and operations of LifePoint and Triad. Generally, assets of the current Columbia/HCA money purchase pension, stock bonus and salary deferral plans that are attributable to current and former employees of LifePoint and Triad will be transferred, effective immediately prior to the distribution date, to the new plans, and LifePoint and Triad thereafter will provide benefits under such plans to their current and former employees. Except for such transferred assets, Columbia/HCA will retain sole responsibility for all liabilities and obligations under the existing Columbia/HCA defined contribution plans.

  LifePoint and Triad will adopt welfare benefit plans for their employees that, as of the distribution date, will be substantially identical to the benefit plans of Columbia/HCA. Generally, Columbia/HCA will be responsible for all liabilities and obligations relating to claims incurred or premiums owed in respect of welfare plans for periods prior to the distribution date and LifePoint or Triad, as appropriate, will assume such responsibility for periods thereafter with respect to their current or former employees.

  Columbia/HCA will provide certain administrative and investment services in respect of the LifePoint and Triad welfare plans. Services will be provided through the end of 1999 in respect of Triad welfare plans and through May 31, 1999 in respect of LifePoint welfare plans. LifePoint and Triad have agreed to indemnify Columbia/HCA and its agents in respect of the services performed for such plans, so long as Columbia/HCA and its agents shall have acted in good faith in performing such services.

  The LifePoint ESOP and the Triad ESOP

  Each of LifePoint and Triad expects to establish an ESOP. Shortly after the distribution, the LifePoint ESOP is expected to purchase, at fair market value, a number of newly issued shares of LifePoint common stock equal to 8.3% of the
outstanding LifePoint common stock (approximately      shares), and the Triad
ESOP is expected to purchase, at fair market value, a number of newly issued shares of Triad common stock equal to 9.0% of the outstanding Triad common
stock (approximately      shares). Each purchase will be financed by (i)
issuing a promissory note to LifePoint in the case of the LifePoint ESOP or issuing a promissory note to Triad in the case of the Triad ESOP or (ii) borrowings from a third party lender (which loan will be guaranteed by LifePoint, in the case of the LifePoint ESOP or Triad, in the case of the Triad
ESOP). Each loan will be amortized over a period of not more than 10 years.

  Treatment of Columbia/HCA Common Stock Options

  The Benefits and Employment Matters Agreement provides that each of LifePoint and Triad will establish new stock option plans, and that outstanding Columbia/HCA Common Stock options will be adjusted to reflect the distribution. The nature of the adjustment will depend on the type of option, as follows:

  . Incentive Stock Options: The option spread (whether positive or negative) at the distribution date with respect to each of the existing Columbia/HCA options intended to qualify as Incentive Stock Options under Section 422 of the Code ("ISOs") will be preserved by having each such ISO replaced entirely by an ISO issued by the appropriate post-distribution date employer.

  . Vested Nonqualified Stock Options: Except in the case of vested Columbia/HCA Nonqualified Stock Options to acquire a small number of shares, the option spread (whether positive or negative) at the distribution date with respect to each of the existing vested Columbia/HCA Nonqualified Stock Options will be preserved by (i) adjusting the exercise price of such Columbia/HCA options and (ii) having LifePoint and Triad issue additional vested Nonqualified Stock Options. This rule will apply regardless of which post-distribution date employer employs the optionee. Similar adjustments will be made with respect to vested Columbia/HCA Nonqualified Stock Options held by non-employee directors. In the case of vested Columbia/HCA Nonqualified Stock Options to acquire a small number of shares, such Columbia/HCA Options will be adjusted in a manner that preserves the pre-distribution value of such Columbia/HCA Options.

  . Non-Vested Nonqualified Stock Options: Non-vested Columbia/HCA Nonqualified Stock Options held by employees of LifePoint and Triad will be cancelled and LifePoint and Triad may, in their discretion, grant non-vested nonqualified stock options to their respective employees. In the case of non-vested Columbia/HCA Nonqualified Stock Options held by Columbia/HCA employees, the exercise price will be adjusted to reflect the distribution. Non-vested non-qualified options to acquire LifePoint and Triad stock will also be issued to certain employees of Columbia/HCA.

  See "LifePoint Management--LifePoint Compensation Arrangements--The LifePoint 1998 Long-Term Incentive Plan" and "Triad Management--Triad Compensation Arrangements--The Triad 1998 Long-Term Incentive Plan."

Insurance Allocation and Administration Agreement

  Columbia/HCA has maintained various insurance policies for the benefit and protection of its America Group and Pacific Group divisions. Substantially all losses in periods prior to the distribution are insured through a wholly-owned insurance subsidiary of Columbia/HCA and excess loss policies maintained by Columbia/HCA. In connection with the distribution, Columbia/HCA, LifePoint and Triad will enter into the Insurance Allocation and Administration Agreement to provide for their continuing rights and obligations in respect of such insurance after the distribution date and to define their relationship regarding the insurance on their respective properties.

  The Insurance Allocation and Administration Agreement provides that any claims against insurers outstanding on the distribution date will be for the benefit of the party who will own the asset which is the basis for the claim, or, in the case of a liability claim, which is the owner of the facility at which the activity which is the subject of the claim occurred. In addition, Columbia/HCA will pay to LifePoint or Triad, as the case may be, any portion of such a claim that is unpaid by an insurer to satisfy deductible, co-insurance or self-insurance amounts (unless such amounts were paid to or accounted for by the affected entity prior to the distribution date). Columbia/HCA, LifePoint and Triad will do all things necessary to ensure that all of the insurance policies which provide coverage to LifePoint and Triad remain available after the distribution date to the same extent they were available prior to the distribution date. Any retroactive rate adjustments for periods ending on or before the distribution date in respect of any such insurance policies will be paid or received by Columbia/HCA.

  Columbia/HCA, LifePoint and Triad will cooperate with each other in the purchase of insurance coverage for periods after the distribution date, although each retains the right to obtain separate insurance under certain circumstances. It is anticipated that LifePoint and Triad will purchase continuous coverage under extensions or renewals of existing, or new, policies issued by Health Care Indemnity, Inc., a subsidiary of Columbia/HCA. They also will endeavor to obtain coverage for claims incurred but not reported prior to the distribution date which would have been covered by the insurance policies existing at that time, if the policies obtained to cover periods after the distribution do not cover such claims. Columbia/HCA will bear the cost of any such additional coverage.

  Columbia/HCA will defend any claim made against two or more of the parties, if indemnification for the claim is available to LifePoint or Triad, as the case may be, under the Distribution Agreement. If indemnification under the Distribution Agreement is not available and there is no other agreement or indemnification in respect of such claim, the parties to the claim will jointly defend the claim and will attempt to agree upon an appropriate allocation of liability, subject to arbitration in the event the parties disagree.

  Columbia/HCA, or an affiliate of Columbia/HCA, will continue to administer all claims under the insurance policies in effect prior to the distribution date. In addition, Columbia/HCA, or an affiliate of Columbia/HCA, will administer claims under the new policies that will cover periods after the distribution date, for an interim period.

Computer and Data Processing Services Agreement

  Columbia/HCA's wholly owned subsidiary Columbia Information Services, Inc. ("CIS"), will enter into separate Computer and Data Processing Services Agreements with each of LifePoint and Triad. Pursuant to this agreement, CIS will provide computer installation, support, training, maintenance, data processing and other related services to LifePoint and Triad. The initial term of each agreement will be seven years, which will be followed by a wind-down period of up to one year. CIS will charge fees to LifePoint and Triad for services provided under this agreement that are market competitive based on CIS's costs incurred in providing such services. In the event the agreement is terminated by either LifePoint or Triad, it will be required to pay a termination fee equal to the first month's billed fees, multiplied by the remaining number of months in the agreement. CIS does not warrant that the software and hardware used by CIS in providing services to LifePoint and Triad will be Year 2000 ready. CIS is currently making efforts in a professional, timely and workmanlike manner that it deems reasonable to address Year 2000 issues with respect to the software licensed to LifePoint and Triad under the Computer and Data Processing Services Agreement.

Lease Agreements

  Columbia/HCA will enter into an agreement with LifePoint pursuant to which LifePoint will sub-lease from Columbia/HCA its principal executive offices (at the same price per square foot as is payable under the existing Columbia/HCA lease). The LifePoint sub-lease will terminate on February 28, 2002, but either party may terminate the sub-lease upon six months prior written notice. Columbia/HCA also will enter into an agreement with Triad, pursuant to which Triad will sub-lease from Columbia/HCA its principal executive offices (at the same price per square foot as is payable under the existing Columbia/HCA lease). The Triad sub-lease will terminate on January 31, 2003.

Transitional Services Agreement

  Columbia/HCA will enter into separate Transitional Services Agreements with each of LifePoint and Triad. Pursuant to this agreement, Columbia/HCA will continue to furnish various administrative services to LifePoint and Triad. These services will include support in various aspects of payroll processing and tax reporting for employees of LifePoint and Triad, real estate design and construction management, and legal, human resources, insurance and accounting matters. Columbia/HCA also will continue its ongoing program of inspecting medical equipment at each of LifePoint's and Triad's hospitals to assure Year 2000 compliance. Each agreement will terminate on December 31, 2000, but may be terminated by LifePoint or Triad as to specific services before December 31, 2000. LifePoint and Triad will pay fees to Columbia/HCA for services provided in amounts equal to Columbia/HCA's costs incurred in providing such services.

Other Agreements

  Columbia/HCA will enter into agreements with each of LifePoint and Triad whereby Columbia/HCA will share telecommunications services with LifePoint and Triad under Columbia/HCA's agreements with its telecommunications services provider and whereby Columbia/HCA will make certain account collection services available to LifePoint and Triad. Each of LifePoint and Triad will also participate, along with Columbia/HCA, in a group purchasing organization which will make certain national supply and equipment contracts available to their respective facilities. In addition, Columbia/HCA and LifePoint will enter into an agreement pursuant to which they will jointly own a corporate aircraft. LifePoint will reimburse Columbia/HCA for a portion of the cost of operating the aircraft proportionate to LifePoint's ownership interest.

                                Dividend Policy

LifePoint

  LifePoint currently intends to retain its earnings for use in the operation and expansion of its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of LifePoint's debt agreements are expected to restrict the payment of cash dividends by LifePoint. Any future determination to declare or pay cash dividends will be made by the LifePoint Board of Directors. The actual amount and timing of dividends, if any, will depend on LifePoint's financial condition, results of operations, business prospects, capital requirements, credit agreements and such other matters as the LifePoint Board of Directors may deem relevant. See "LifePoint Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Triad

  Triad currently intends to retain its earnings for use in the operation and expansion of its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of Triad's debt agreements are expected to restrict the payment of cash dividends by Triad. Any future determination to declare or pay cash dividends will be made by the Triad Board of Directors. The actual amount and timing of dividends, if any, will depend on Triad's financial condition, results of operations, business prospects, capital requirements, credit agreements and such other matters as the Triad Board of Directors may deem relevant. See "Triad Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   LifePoint
                       Selected Historical Financial Data

  The following table sets forth selected historical financial data of LifePoint for each of the years in the five year period ended December 31, 1998. The selected financial data at December 31, 1996, 1995 and 1994 and for the years ended December 31, 1995 and 1994 has been derived from unaudited financial statements. The table should be read in conjunction with the LifePoint Combined Financial Statements and related notes included elsewhere in this information statement and "LifePoint's Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                             Years Ended December 31,
                                       ----------------------------------------
                                        1998     1997     1996    1995    1994
                                       -------  -------  ------  ------  ------
                                         (Dollars in millions, except per
                                                  share amounts)
Summary of Operations:
Revenues.............................  $ 498.4  $ 487.6  $464.0  $395.8  $350.1
Salaries and benefits................    220.8    196.6   175.2   158.1   141.1
Supplies.............................     62.0     55.0    50.9    48.8    44.4
Other operating expenses.............    117.2    119.5    99.3    83.3    75.7
Provision for doubtful accounts......     41.6     34.5    28.0    23.2    24.6
Depreciation and amortization........     28.3     27.4    23.5    20.3    17.6
Interest expense allocated from
 Columbia/HCA........................     19.1     15.4    14.1    11.3    13.5
Management fees allocated from
 Columbia/HCA........................      8.9      8.2     6.2     8.1     9.2
Impairment of long-lived assets......     26.1      --      --      --      --
                                       -------  -------  ------  ------  ------
                                         524.0    456.6   397.2   353.1   326.1
Income (loss) from continuing
 operations before minority interests
 and income taxes (benefit)..........    (25.6)    31.0    66.8    42.7    24.0
Minority interests in earnings of
 consolidated entities...............      1.9      2.2     1.2     --      --
Income (loss) from continuing
 operations before income taxes
 (benefit)...........................    (27.5)    28.8    65.6    42.7    24.0
Provision for income taxes
 (benefit)...........................     (9.8)    11.7    26.3    17.1     9.6
Income (loss) from continuing
 operations(a).......................  $ (17.7) $  17.1  $ 39.3  $ 25.6  $ 14.4
                                       =======  =======  ======  ======  ======
Net income (loss)(a).................  $ (21.8) $  12.5  $ 41.2  $ 27.4  $ 15.9
                                       =======  =======  ======  ======  ======
Basic earnings (loss) per share:
 Income (loss) from continuing
  operations (a).....................  $ (0.59) $  0.57  $ 1.31  $ 0.85  $ 0.48
 Net Income (loss) (a)...............  $ (0.73) $  0.41  $ 1.37  $ 0.91  $ 0.53
 Shares used in computing basic
  earnings (loss)
  per share (in millions)............     30.0     30.0    30.0    30.0    30.0
Diluted earnings (loss) per share:
 Income (loss) from continuing
  operations (a).....................  $ (0.59) $  0.57  $ 1.30  $ 0.84  $ 0.47
 Net income (loss) (a)...............  $ (0.73) $  0.41  $ 1.36  $ 0.90  $ 0.52
 Shares used in computing diluted
  earnings (loss)
  per share (in millions)............     30.0     30.2    30.3    30.4    30.4
Financial Position:
Assets...............................  $ 355.0  $ 397.9  $376.0  $324.5  $312.3
Long-term debt, including amounts due
 within one year.....................      0.6      1.6     1.6     2.1     1.7
Intercompany balances payable to
 Columbia/HCA........................    167.6    182.5   176.3   181.3   218.2
Working capital......................     26.9     41.1    39.0    24.4    19.7
Capital expenditures.................     29.3     51.8    53.4    28.6    34.1
Other Operating Data:
EBITDA(b)............................  $  56.8  $  82.0  $110.6  $ 82.4  $ 66.3
Number of hospitals at end of
 period..............................       23       22      22      20      20
Number of licensed beds at end of
 period(c)...........................    2,108    2,080   2,074   1,881   1,843
Weighted average licensed beds(d)....    2,122    2,078   2,060   1,862   1,783
Admissions(e)........................   62,264   60,487  59,381  54,549  52,681
Equivalent admissions(f).............  109,336  105,126  98,869  88,915  81,708
Average length of stay (days)(g).....      4.4      4.4     4.7     4.8     4.9
Average daily census(h)..............      742      733     755     713     713
Occupancy rate(i)....................       35%      35%     37%     38%     40%

--------
(a) Includes charge related to impairment of long-lived assets of $26.1 million ($15.9 million after-tax) for the year ended December 31, 1998.
(b) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the combined financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.
(c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(d) Represents the average number of licensed beds weighted based on periods owned.
(e) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to LifePoint's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(f) Equivalent admissions is used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions is computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(g) Represents the average number of days admitted patients stay in LifePoint's hospitals. Average length of stay has declined due to the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures, and by technological and pharmaceutical improvements.
(h) Represents the average number of patients in LifePoint's hospital beds each day.
(i) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms. The declining occupancy rate is primarily attributed to the trend toward more services, that were previously performed in an inpatient setting, being performed on an outpatient basis and the decline in average length of stay per admission.

               LifePoint Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

  This discussion should be read together with the historical financial statements of LifePoint Hospitals, Inc. included elsewhere herein and the notes thereto and the information set forth under "LifePoint Selected Historical Financial Data" and "LifePoint Unaudited Pro Forma Condensed Combined Financial Statements" and the notes thereto.

Overview

  LifePoint will own and operate the health care service business which has comprised the America Group of Columbia/HCA until the distribution by Columbia/HCA to its shareholders of all of the shares of outstanding common stock of LifePoint. The distribution marks the beginning of LifePoint's operations as an independent, publicly-traded company. As such, the historical financial statements of LifePoint Hospitals, Inc. may not be indicative of LifePoint's future performance, nor do they necessarily reflect what the financial position and results of operations of LifePoint would have been if it had operated as a separate, stand-alone entity during the periods covered. See "Risk Factors--No Operating Histories as Independent Companies."

Forward-Looking Statements

  This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations of LifePoint and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and the future financial condition and results of LifePoint. These factors include, but are not limited to, (i) the highly competitive nature of the health care business, (ii) the efforts of insurers, health care providers and others to contain health care costs, (iii) possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers, (iv) changes in Federal, state or local regulation affecting the health care industry, (v) the possible enactment of Federal or state health care reform,
(vi) the departure of key executive officers from LifePoint, (vii) claims and legal actions relating to professional liability, (viii) fluctuations in the market value of LifePoint common stock, (ix) changes in accounting practices,
(x) changes in general economic conditions, (xi) the complexity of integrated computer systems and the success and expense of the remediation efforts of Columbia/HCA, LifePoint and relevant third parties in achieving Year 2000 readiness, and (xii) other risk factors described above. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of LifePoint. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Investigations

  Columbia/HCA is currently the subject of several Federal investigations into certain of its business practices, as well as governmental investigations by various states. Columbia/HCA is cooperating in these investigations and understands, through written notice and other means, that it is a target in these investigations. Given the breadth of the ongoing investigations, Columbia/HCA expects additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future. Columbia/HCA is the subject of a formal order of investigation by the Securities and Exchange Commission. Columbia/HCA understands that the SEC investigation includes the anti-fraud, periodic reporting and internal accounting control provisions of the Federal securities laws.

  Management believes that the ongoing governmental investigations and related media coverage may have had a negative effect on Columbia/HCA's results of operations (which includes LifePoint for the periods prior to the distribution date which are presented herein). The extent to which LifePoint may or may not continue to be affected after the distribution by the ongoing investigations of Columbia/HCA, the initiation of additional investigations, if any, and the related media coverage cannot be predicted. It is possible that these matters could have a material adverse effect on the financial condition or results of operations of LifePoint in future periods.

  Pursuant to the Distribution Agreement to be entered into by and among Columbia/HCA, LifePoint and Triad in connection with the distribution, Columbia/HCA has agreed to indemnify LifePoint in respect of any losses which it may incur arising from the governmental investigations described above and from stockholder actions and other legal proceedings related to the governmental investigations which are currently pending against Columbia/HCA. Columbia/HCA has also agreed to indemnify LifePoint in respect of any losses which it may incur as a result of proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the distribution date and relate to the proceedings described above. Columbia/HCA has also agreed that, in the event that any hospital owned by LifePoint is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above, then Columbia/HCA will make a cash payment to LifePoint in an amount (if positive) equal to five times the excluded hospital's 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes (as set forth on a schedule to the Distribution Agreement) less the proceeds of the sale or other disposition of the excluded hospital. LifePoint has agreed that, in connection with the pending governmental investigations, it will participate with Columbia/HCA in negotiating one or more compliance agreements setting forth each of their agreements to comply with applicable laws and regulations. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution-- Distribution Agreement." If any of such indemnified matters were successfully asserted against LifePoint, or any of its facilities, and Columbia/HCA failed to meet its indemnification obligations, then such losses could have a material adverse effect on the business, financial position, results of operations and prospects of LifePoint. Columbia/HCA will not indemnify LifePoint for losses relating to any acts, practices and omissions engaged in by LifePoint after the distribution date, whether or not LifePoint is indemnified for similar acts, practices and omissions occurring prior to the distribution date. (See Note 3-- Columbia/HCA Investigations, Litigation and Indemnification Rights and Note 11--Contingencies of the Notes to Combined Financial Statements of LifePoint included elsewhere herein).

Results of Operations

  Revenue/Volume Trends

  LifePoint has experienced an increase in revenues and volume growth during 1998. However, on a same facility basis, LifePoint has experienced declines in revenues and volume growth rates as well as operational deficiencies. Management believes three primary factors have contributed to these declines in revenue and volume growth rate (on a same facility basis): the impact of reductions in Medicare payments mandated by the Balanced Budget Act of 1997 (the "Balanced Budget Act"), the continuing trend toward the conversion of more services to an outpatient basis and the impact of the government investigations.

  LifePoint's revenues continue to be affected by an increasing proportion of revenue being derived from fixed payment, higher discount sources, including Medicare, Medicaid and managed care plans. In addition, insurance companies, government programs (other than Medicare) and employers purchasing health care services for their employees are also negotiating discounted amounts that they will pay health care providers rather than paying standard prices. LifePoint expects patient volumes from Medicare and Medicaid to continue to increase due to the general aging of the population and the expansion of state Medicaid programs. However, under the Balanced Budget Act, LifePoint's reimbursement from the Medicare and Medicaid programs was reduced in 1998 and will be further reduced as some reductions in reimbursement levels are phased in over the next two years. The Balanced Budget Act has accelerated a shift, by certain Medicare beneficiaries, from traditional Medicare coverage to medical coverage that is provided under managed care plans. LifePoint generally receives lower payments per patient under managed care plans than under traditional indemnity insurance plans. With an increasing proportion of services being reimbursed based upon fixed payment amounts (where the payment is based upon the diagnosis, regardless of the cost incurred or the level of service provided) revenues, earnings and cash flows are being significantly reduced. Admissions related to Medicare, Medicaid and managed care plan patients were 87.7% and 86.1% of total admissions for the years ended December 31, 1998 and 1997, respectively. LifePoint's hospitals do not receive any revenues from capitation arrangements (prepaid health service agreements). See "Government and Other Sources of Reimbursement for LifePoint and Triad."

  LifePoint's revenues also continue to be affected by the trend toward certain services being performed more frequently on an outpatient basis. Growth in outpatient services is expected to continue in the health care industry as procedures performed on an inpatient basis are converted to outpatient procedures through continuing advances in pharmaceutical and medical technologies. The redirection of certain procedures to an outpatient basis is also influenced by pressures from payers to perform certain procedures as outpatient care rather than inpatient care. Generally, the payments received for an outpatient procedure are less than for a similar procedure performed in an inpatient setting. Outpatient revenues grew to 47.9% of net patient revenues for the year ended December 31, 1998 from 47.1% during the prior year.

  Management believes that the impact of the ongoing governmental investigations of certain of Columbia/HCA's business practices and the related media coverage, combined with Columbia/HCA's restructuring of operations (including the distribution of Triad and LifePoint and the announced divestitures of several facilities), have created uncertainties with physicians, patients and payers in certain markets. See "Government Regulation and Other Factors Affecting LifePoint and Triad--Governmental Investigation of Columbia/HCA and Related Litigation."

  Reductions in the rate of increase in Medicare and Medicaid reimbursement, increasing percentages of the patient volume being related to patients participating in managed care plans and continuing trends toward more services being performed on an outpatient basis are expected to present ongoing challenges. The challenges presented by these trends are magnified by LifePoint's inability to control these trends and the associated risks. To maintain and improve its operating margins in future periods, LifePoint must increase patient volumes while controlling the costs of providing services. If LifePoint is not able to achieve reductions in the cost of providing services through increased operational efficiencies, and the trend toward declining reimbursements and payments continues, results of operations and cash flow will deteriorate.

  Management believes that the proper response to these challenges includes the delivery of a broad range of quality health care services to patients by assuring that physicians with appropriate specializations practice in the hospitals, that the appropriate equipment and range of specialized services are available within the hospitals, and that the hospitals are positioned as community assets.

  Operating Results Summary

  The following are comparative summaries of results from continuing operations for the years ended December 31, 1998, 1997 and 1996:

                                                 Years Ended December 31,
                                            ------------------------------------
                                                  1998               1997
                                            ------------------ -----------------
                                            Amount  Percentage Amount Percentage
                                            ------  ---------- ------ ----------
                                                   (Dollars in millions)
Revenues..................................  $498.4    100.0    $487.6   100.0
Salaries and benefits.....................   220.8     44.3     196.6    40.3
Supplies..................................    62.0     12.4      55.0    11.3
Other operating expenses..................   117.2     23.5     119.5    24.5
Provision for doubtful accounts...........    41.6      8.4      34.5     7.1
Depreciation and amortization.............    28.3      5.7      27.4     5.6
Interest expense allocated from
 Columbia/HCA.............................    19.1      3.8      15.4     3.2
Management fees allocated from
 Columbia/HCA.............................     8.9      1.8       8.2     1.7
Impairment of long-lived assets...........    26.1      5.2        -       -
                                            ------    -----    ------   -----
                                             524.0    105.1     456.6    93.7
                                            ------    -----    ------   -----
Income (loss) from continuing operations
 before minority interests and income
 taxes (benefit)..........................   (25.6)    (5.1)     31.0     6.3
Minority interests in earnings of
 consolidated entities....................     1.9      0.4       2.2     0.4
                                            ------    -----    ------   -----
Income (loss) from continuing operations
 before income taxes (benefit)............   (27.5)    (5.5)     28.8     5.9
Provision (benefit) for income taxes......    (9.8)    (2.0)     11.7     2.4
                                            ------    -----    ------   -----
Income (loss) from continuing operations..  $(17.7)    (3.5)   $ 17.1     3.5
                                            ======    =====    ======   =====
% changes from prior year:
 Revenues.................................     2.2%
 Income (loss) from continuing operations
  before income taxes (benefit)...........  (195.4)
 Income (loss) from continuing
  operations..............................  (204.0)
 Admissions (a)...........................     2.9
 Equivalent admissions (b)................     4.0
 Revenues per equivalent admission........    (1.7)
Same facility % changes from prior year
 (c):
 Revenues.................................    (1.8)
 Admissions (a)...........................     (.8)
 Equivalent admissions (b)................      .2
 Revenues per equivalent admission........    (2.0)

                                                 Years Ended December 31,
                                            ------------------------------------
                                                  1997               1996
                                            ------------------ -----------------
                                            Amount  Percentage Amount Percentage
                                            ------  ---------- ------ ----------
                                                   (Dollars in millions)
Revenues..................................  $487.6    100.0    $464.0   100.0
Salaries and benefits.....................   196.6     40.3     175.2    37.8
Supplies..................................    55.0     11.3      50.9    11.0
Other operating expenses..................   119.5     24.5      99.3    21.4
Provision for doubtful accounts...........    34.5      7.1      28.0     6.0
Depreciation and amortization.............    27.4      5.6      23.5     5.1
Interest expense allocated from
 Columbia/HCA.............................    15.4      3.2      14.1     3.0
Management fees allocated from
 Columbia/HCA.............................     8.2      1.7       6.2     1.3
                                            ------    -----    ------   -----
                                             456.6     93.7     397.2    85.6
                                            ------    -----    ------   -----
Income from continuing operations before
 minority interests and income taxes......    31.0      6.3      66.8    14.4
Minority interests in earnings of
 consolidated entities....................     2.2      0.4       1.2     0.3
                                            ------    -----    ------   -----
Income from continuing operations before
 income taxes.............................    28.8      5.9      65.6    14.1
Provision for income taxes................    11.7      2.4      26.3     5.7
                                            ------    -----    ------   -----
Income from continuing operations.........  $ 17.1      3.5    $ 39.3     8.4
                                            ======    =====    ======   =====
% changes from prior year:
 Revenues.................................     5.1%
 Income from continuing operations before
  income taxes............................   (56.1)
 Income from continuing operations........   (56.5)
 Admissions (a)...........................     1.9
 Equivalent admissions (b)................     6.3
 Revenues per equivalent admission........    (1.2)
Same facility % changes from prior year
 (c):
 Revenues.................................     2.5
 Admissions (a)...........................     0.7
 Equivalent admissions (b)................     5.8
 Revenues per equivalent admission........    (3.1)

--------
(a) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to LifePoint's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(b) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(c) "Same facility" information excludes the operations of hospitals and their related facilities which were either acquired, consolidated or divested during the current and prior year. The facilities that LifePoint intends to divest will continue to be included in "same facility" until the date they are divested.

  Years Ended December 31, 1998 and 1997

  Revenues increased 2.2% to $498.4 million in 1998 compared to $487.6 million in 1997. Inpatient admissions increased 2.9%, equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) increased 4.0% and revenues per equivalent admission decreased 1.7% from 1997. On a same facility basis, revenues decreased 1.8%, inpatient admissions decreased 0.8%, equivalent admissions increased 0.2% and revenues per equivalent admission decreased 2.0%. The decline in revenues (on a same facility basis) and revenues per equivalent admission was due to several factors, including decreases in Medicare reimbursement rates mandated by the Balanced Budget Act which became effective October 1, 1997 (such rates lowered 1998 revenues by approximately $7 million), continued increases in discounts from the growing number of managed care payers (managed care as a percentage of total admissions increased to 18.6% in 1998 compared to 16.7% in 1997) and delays experienced in obtaining Medicare cost report settlements (cost report filings and settlements resulted in favorable revenue adjustments of $1.2 million in 1998 compared to favorable adjustments of $3.3 million in 1997).

  Operating expenses increased as a percentage of revenues in every expense category except for other operating expenses, which decreased 1.0%. The primary reason for the increases, as a percentage of revenues, was LifePoint's inability to adjust expenses in line with the decreases experienced in same facility volume and reimbursement trends. The level of management's attention being devoted to the governmental investigations, reactions by certain physicians and patients to the related negative media coverage and management changes at several levels and locations throughout LifePoint contributed to LifePoint's inability to implement changes to reduce operating expenses in response to the revenue and volume growth rate declines on a same facility basis.

  Salaries and benefits, as a percentage of revenues, increased to 44.3% in 1998 from 40.3% in 1997. The increase was due to cost pressures on labor (salaries and benefits per equivalent admission increased 8.0% over last year) and a decline in productivity (man-hours per equivalent admission increased 2.9% over last year).

  Supply costs increased to 12.4% as a percentage of revenues in 1998 from 11.3% in 1997 primarily due to the 1.7% decline in revenues per equivalent admission, while the cost of supplies per equivalent admission increased 8.4%. The higher cost of supplies per equivalent admission resulted from significant increases in pharmaceutical costs and other increases in new product development costs and general inflation.

  Other operating expenses decreased as a percentage of revenues to 23.5% in 1998 from 24.5% in 1997. Other operating expenses consists primarily of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance, marketing and non-income taxes. The decrease was due to small decreases in several of these expense categories as a percentage of revenues, including lower marketing costs being incurred due to the cancellation of a national branding campaign.

  Provision for doubtful accounts, as a percentage of revenues, increased to 8.4% in 1998 from 7.1% in 1997 due to internal factors such as computer information system conversions (including patient accounting systems) at various facilities and external factors such as payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles) and payer remittance slowdowns. The information system conversions hampered the business office billing functions and collection efforts in those facilities as some resources were directed to installing and converting systems and building new data files, rather than devoting full effort to billing and collecting receivables. The information systems conversion was substantially completed in 1998. LifePoint has experienced an increased occurrence of charge audits from certain payers due to the negative publicity surrounding the government investigations which have resulted in delays in the collection of receivables. The delays in collection resulted in an increase in receivables reserved under LifePoint's bad debt allowance policy. Management is not able to quantify the effects of each of these factors, but the shift in payer mix is expected to continue and the provision for doubtful accounts is likely to remain at higher levels than in past years (1996 and prior).

  Interest expense, which is primarily represented by interest incurred on the net intercompany balance with Columbia/HCA, increased to $19.1 million in 1998 from $15.4 million in 1997 primarily as a result of an increase in the average balance of the advances from Columbia/HCA during 1998 compared to the same period in 1997.

  During 1998, LifePoint, as part of its strategic business plan, decided to divest three of its facilities. The divestitures are expected to be completed through sales. The carrying value for these facilities expected to be sold was reduced to fair value, based upon estimated selling values, resulting in a pre-tax impairment charge of $24.8 million. An additional pre-tax impairment loss of approximately $1.3 million was recorded during 1998 related to the write-off of intangibles and other long-lived assets of certain physician practices where the recorded asset values were not deemed to be fully recoverable based upon the operating results trends and projected future cash flows. These assets are now recorded at estimated fair value. (See Note 5--Impairment of Long-Lived Assets in the Notes to Combined Financial Statements of LifePoint included elsewhere herein.)

  Income (loss) from continuing operations before income taxes (benefit) declined to a loss of $27.5 million in 1998 from income of $28.8 million in 1997 primarily due to the $15.9 million after-tax charge related to impairment of long-lived assets. Also, the three facilities that management has determined to divest as part of their plan to establish the structure for the future operations of LifePoint contributed significantly to the decline in results of operations. These facilities to be divested incurred losses from continuing operations before income tax benefit of approximately $9.6 million and $3.8 million for the years ended December 31, 1998 and 1997, respectively.

  Management fees allocated by Columbia/HCA were $8.9 million in 1998 and $8.2 million in 1997. These amounts represent allocations, using revenues as the allocation basis, of the corporate, general and administrative expenses of Columbia/HCA. LifePoint management estimates that if they had managed comparable general and administrative functions for LifePoint (as a separate, independent entity) the costs incurred would be approximately $14.4 million, based upon their 1999 projections.

  Net income declined to a loss of $21.8 million in 1998 compared to income of $12.5 million in 1997. In addition to the decline in income from continuing operations, LifePoint incurred a $4.1 million after-tax loss from its discontinued home health operations in 1998 compared to a $0.6 million after-tax loss in 1997, primarily due to declines in Medicare rates of reimbursement under the Balanced Budget Act and declines in home health visits.

  Years Ended December 31, 1997 and 1996

  Revenues increased 5.1% to $487.6 million in 1997 compared to $464.0 million in 1996. Inpatient admissions increased 1.9%, equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) increased 6.3% and revenues per equivalent admission decreased 1.2% from 1996. The increase in revenues and equivalent admissions was primarily due to the acquisition of two hospitals during March and May of 1996. On a same facility basis, revenues increased 2.5%, admissions increased 0.7%, equivalent admissions increased 5.8% and revenues per equivalent admission decreased 3.1%. The increase in outpatient volume (reflected by the increases in equivalent admissions) is primarily a result of the continuing trend of certain services, previously provided in an inpatient setting, being converted to an outpatient setting. The decline in revenues per equivalent admission was due in part to delays experienced in obtaining cost report settlements (cost reports resulted in favorable revenue adjustments of $3.3 million in 1997 compared to $10.6 million in 1996), decreases in Medicare rates of reimbursement mandated by the Balanced Budget Act which became effective October 1, 1997 (such rates lowered fourth quarter 1997 revenues by approximately $1.5 million) and increased discounts from the growing number of managed care payers (managed care as a percentage of total admissions increased to 16.7% in 1997 compared to 13.8% in 1996).

  Operating expenses increased as a percentage of revenues in every expense category primarily due to LifePoint's inability to control expenses in line with the reimbursement rate declines. The level of management's attention being devoted to the governmental investigations during the fourth quarter of 1997, reactions by certain physicians and patients to the related negative media coverage and management changes at several levels and locations throughout LifePoint contributed to LifePoint's inability to control operating expenses.

  Salaries and benefits, as a percentage of revenues, increased to 40.3% in 1997 from 37.8% in 1996. The increase was primarily due to cost pressures on labor (salaries and benefits per equivalent admission increased 5.5% over last year).

  Other operating expenses increased to 24.5% of revenues in 1997 compared to 21.4% in 1996. Included in 1997 are costs associated with start-up activities whereby in prior years similar costs were previously capitalized and subsequently amortized. LifePoint changed its policy on accounting for start-up costs effective January 1, 1997, which resulted in approximately $4.6 million being recorded as other operating expenses for 1997, compared to similar costs being capitalized and the related expense recorded as amortization expense during 1996. (See Note 7--Accounting Change of the Notes to Combined Financial Statements of LifePoint included elsewhere herein). The increase was also due, in part, to small increases in various operating expense categories including contract services as a percentage of revenues.

  Provision for doubtful accounts, as a percentage of revenues, increased to 7.1% in 1997 from 6.0% in 1996 due to internal factors such as computer information system conversions (including patient accounting systems) at various facilities and external factors such as payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles) and payer remittance slowdowns.

  Depreciation and amortization increased as a percentage of revenues to 5.6% in 1997 from 5.1% in 1996. The increase was primarily due to increased capital expenditures related to ancillary services (such as outpatient services) and information systems.

  Interest expense, which is primarily represented by interest incurred on the net intercompany balance with Columbia/HCA, increased to $15.4 million in 1997 compared to $14.1 million in 1996, primarily as a result of an increase in the average balance of the advances from Columbia/HCA during 1997 compared to 1996. This was due, in part, to a $18.4 million decline in net cash flows provided from operations during 1997 compared to 1996.

  Income from continuing operations before income taxes declined to $28.8 million in 1997 from $65.6 million in 1996 due to the increases in expenses as discussed above. Also, the three facilities that LifePoint plans to divest contributed to the decline in results of operations. These facilities to be divested incurred losses from continuing operations before income tax benefit of approximately $3.8 million for the year ended December 31, 1997 compared to income from continuing operations before income taxes of $1.8 million for the year ended December 31, 1996.

  Net income declined to $12.5 million in 1997 compared to $41.2 million in 1996. In addition to the decline in income from continuing operations, LifePoint incurred a $4.0 million after-tax loss from its discontinued home health operations in 1997 compared to $1.9 million in after-tax income in 1996. The 1997 loss includes a $3.4 million after-tax estimated loss on disposal of its home health operations. The majority of the decline in income from operations of the discontinued home health businesses was due to reductions in Medicare rates of reimbursement under the Balanced Budget Act.

Liquidity and Capital Resources

  LifePoint has previously relied upon Columbia/HCA for liquidity and sources of capital to supplement any needs not met by operations. Following the distribution, as an independent, publicly-traded company, LifePoint will have direct access to the capital markets and the ability to enter into its own bank borrowing arrangements. At December 31, 1998, LifePoint had working capital of $26.9 million.

  Cash provided by operating activities decreased slightly to $45.3 million for the year ended December 31, 1998 from $45.4 million last year. The decrease was due to reduced income before non-cash charges and partially offset by higher growth in accounts receivable balances in the prior period.

  For the year ended December 31, 1997, cash provided by operating activities decreased to $45.4 million from $63.8 million for the year ended December 31, 1996. The decrease was primarily due to reduced income from continuing operations and partially offset by a decline in working capital outflows during 1997 compared to the prior year. The decline in working capital outflows was primarily due to a higher growth in accounts receivable balances in the prior year partially offset by a growth in accounts payable in the same year.

  Cash used in investing activities decreased to $29.3 million for the year ended December 31, 1998 from $51.9 million during the same period last year. The decrease was primarily due to decreased purchases of property and equipment during the year ended 1998 and approximately $7.2 million in equity investments in joint ventures during the same period last year. Cash used in investing activities was $51.9 million for the year ended December 31, 1997 compared to $58.6 million in 1996.

  Routine capital expenditures approximated $29.3 million for the year ended December 31, 1998. Management believes that its capital expenditure program is adequate to expand, improve and equip LifePoint's existing health care facilities. At December 31, 1998, there were projects under construction which had an estimated cost to complete and equip over the next eighteen months of approximately $61.8 million (including the construction of a replacement hospital located in Florida that is estimated to cost approximately $32.0 million).

  In connection with the distribution, all intercompany accounts payable by LifePoint to Columbia/HCA will be eliminated, and LifePoint will assume approximately $260.6 million of debt obligations from Columbia/HCA. Such debt financing is expected to consist of $135 million of term loans under the new credit agreement, $125 million Senior Subordinated Notes due 2009 and approximately $0.6 million of debt assumed from Columbia/HCA. LifePoint expects that the new credit agreement will also include an additional term loan commitment of $35 million available for limited purposes and a revolving credit commitment of up to $65 million, which are expected to be undrawn at closing. Borrowings under the revolving credit facility will be available to fund working capital needs and for other general corporate purposes.

  Management does not consider the sale of any assets to be necessary to repay LifePoint's indebtedness or to provide working capital. However, for other reasons, certain of LifePoint's hospitals may be sold in the future from time to time. LifePoint has entered into a letter of intent to sell three of its general, acute care hospitals, Barrow Medical Center, Halstead Hospital and Trinity Hospital for an aggregate purchase price of $25 million, plus a net working capital adjustment which is currently expected by management to result in an additional payment to LifePoint of approximately $4.8 million. See "LifePoint Business--General." Although LifePoint's indebtedness will be more substantial than was historically the case for its predecessor entities, management expects that operations and working capital facilities will provide sufficient liquidity for fiscal 1999.

  LifePoint does not expect to pay dividends on its common stock in the foreseeable future.

Impact of Year 2000 Computer Issues

  Background and General Information

  The Year 2000 problem is the result of two potential malfunctions that could have an impact on Columbia/HCA's systems and equipment, including systems and equipment on which LifePoint relies. The first problem arises due to computers being programmed to use two rather than four digits to define the applicable year. The second problem arises in embedded chips, where microchips and microcontrollers have been designed using two rather than four digits to define the applicable year. Certain of Columbia/HCA's computer programs, building infrastructure components (e.g., alarm systems and HVAC systems) and medical devices that are date sensitive, may recognize a date using "00" as the year 1900 rather than the year 2000. If uncorrected, the problem could result in computer system and program failures or equipment and medical device malfunctions that could result in a disruption of business operations or that could affect patient diagnosis and treatment.

  LifePoint obtains most of its information technology and information technology infrastructure systems from CIS pursuant to the Computer and Data Processing Services Agreement. CIS does not warrant that the software and hardware used by CIS in providing services to LifePoint will be Year 2000, but CIS is currently making efforts in a professional, timely, and workmanlike manner that it deems reasonable to address Year 2000 issues with respect to the software licensed to LifePoint under the Computer and Data Processing Services Agreement. In connection with its participation in Columbia/HCA's Year 2000 project, LifePoint has made and will continue to make certain expenditures in respect of software systems and applications not obtained from CIS and non-information technology systems (e.g., vendor products, medical equipment and other related equipment with embedded chips) to ensure that they are Year 2000 ready. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Computer and Data Processing Services Agreement" and "--Transitional Services Agreement."

  Pursuant to the Computer and Data Processing Services Agreement, after the distribution, LifePoint will rely on CIS to provide virtually all of its computer support and information technology services. Pursuant to the Transitional Services Agreement, Columbia/HCA will continue its ongoing program to inspect medical equipment at LifePoint facilities for Year 2000 readiness. LifePoint is dependent upon Columbia/HCA in substantially all respects for the Year 2000 readiness of its information technology and non-information technology systems and for contingency planning in respect of Year 2000-related risks. Any failure by Columbia/HCA to adequately address such matters could have a material adverse effect on the business, financial condition, results of operations or prospects of LifePoint.

  Columbia/HCA is utilizing both internal and external resources to manage and implement its Year 2000 program. With the assistance of external resources, Columbia/HCA has undertaken development of contingency plans in the event that its Year 2000 efforts, or the Year 2000 efforts of third-parties upon which Columbia/HCA and LifePoint rely, are not accurately or timely completed. LifePoint management consults regularly with the Columbia/HCA personnel responsible for development of such contingency plans. Columbia/HCA has developed a contingency planning methodology and will implement contingency plans throughout 1999.

  Information Technology Systems

  With respect to the information technology portions of Columbia/HCA's Year 2000 project, which address the inventory, assessment, remediation, testing and implementation of internally developed software, Columbia/HCA has identified various software applications that are being addressed on separate time lines. Columbia/HCA has begun remediating all these software applications and is testing the software applications where remediation has been completed. Columbia/HCA has also completed the assessment of mission critical third party software (i.e., that software which is essential for day-to-day operations) and has developed testing and implementation plans with separate time lines. Columbia/HCA has completed and placed into production 60% of software applications and is 75% complete on most of the remaining software applications, and anticipates completing, in all material respects, remediation, testing and implementation for internally developed and mission critical third party software by June 1999. Columbia/HCA's efforts are currently on schedule in all material respects.

  With respect to the information technology infrastructure portion of Columbia/HCA's Year 2000 project, Columbia/HCA has undertaken a program to inventory, assess and correct, replace or otherwise address impacted vendor-supplied products (hardware, systems software, business software, and telecommunication equipment). Columbia/HCA has implemented a program to contact vendors, analyze information provided, and remediate, replace or otherwise address information technology products that pose a material Year 2000 impact. Columbia/HCA anticipates completion, in all material respects, of the information technology infrastructure portion of its program by June 1999. The information technology infrastructure portion of Columbia/HCA's Year 2000 project is currently on schedule in all material respects.

  Columbia/HCA presently believes that with modifications to existing software or the installation of upgraded software under the information technology infrastructure portion, the Year 2000 will not pose material operational problems for its computer systems. However, if such modifications or upgrades are not accomplished in a timely manner, Year 2000 related failures may present a material adverse impact on the operations of LifePoint.

  Non-Information Technology Systems and Equipment

  With respect to the non-information technology infrastructure portion of Columbia/HCA's Year 2000 project, Columbia/HCA has undertaken a program to inventory, assess and correct, replace or otherwise address impacted vendor products, medical equipment and other related equipment with embedded chips. Columbia/HCA has implemented a program to contact vendors, analyze information provided, and remediate, replace or otherwise address devices or equipment that pose a material Year 2000 impact. Columbia/HCA anticipates completion, in all material respects, of the non-information technology infrastructure portion of its program by a revised date of September 30, 1999, from the previously anticipated date of June 30, 1999. With respect to such revised date, the non-information technology infrastructure portion of Columbia/HCA's Year 2000 project is currently on schedule in all material respects.

  Columbia/HCA is prioritizing its non-information technology infrastructure efforts by focusing on equipment and medical devices that will have a direct impact on patient safety and health. Columbia/HCA is directing substantial efforts to repair, replace, upgrade or otherwise address this equipment and these medical devices in order to minimize risk to patient safety and health. Columbia/HCA is relying on information that is being provided to it by equipment and medical device manufacturers regarding the Year 2000 readiness of their products. While Columbia/HCA is attempting to evaluate information provided by its past and present vendors, there can be no assurance that in all instances accurate information is being provided. Columbia/HCA also cannot in all instances guarantee that the repair, replacement or upgrade of all non-information technology infrastructure systems will occur on a timely basis or that such repairs, replacement or upgrades will avoid any Year 2000 problems.

  Third-Party Payers and Intermediaries, and Suppliers

  Columbia/HCA has initiated communications with LifePoint's major third party payers and intermediaries, including government payers and intermediaries. LifePoint relies on these entities for accurate and timely reimbursement of claims, often through the use of electronic data interfaces. Columbia/HCA has not received assurances that these interfaces will be timely converted. Testing with payers and intermediaries will not be completed by June 30, 1999 because the payers and intermediaries are not ready to test with Columbia/HCA's systems. Failure of these third party systems could have a material adverse effect on LifePoint's cash flow, or results of operations.

  Columbia/HCA also has initiated communications with LifePoint's mission critical suppliers and vendors (i.e. those suppliers and vendors whose products and services are essential for day-to-day operations) to verify their ability to continue to deliver goods and services through the Year 2000. Columbia/HCA has not received assurances from all mission critical suppliers and vendors that they will be able to continue to deliver goods and services through the Year 2000, but Columbia/HCA is continuing its efforts to obtain such assurances. The failure of these third parties could have a material adverse effect on the business, financial condition, results of operations or prospects of LifePoint, and/or the ability of LifePoint to provide health care services.

  With the assistance of external resources, Columbia/HCA has undertaken the development of contingency plans in the event that its Year 2000 efforts, or the Year 2000 efforts of third parties upon which Columbia/HCA and LifePoint rely, are not accurately or timely completed. Columbia/HCA has developed a contingency planning methodology and will implement contingency plans throughout 1999.

  Year 2000 Risks

  While Columbia/HCA is developing contingency plans to address possible failure scenarios, LifePoint recognizes that there are "worst-case" scenarios which may develop and are largely outside its or Columbia/HCA's control. LifePoint recognizes the risks associated with extended infrastructure (e.g., power, water and telecommunications) failure, the interruption of insurance and government program payments to the organization and the failure of equipment or software that could impact patient safety or health despite the assurances of third parties. Columbia/HCA is addressing these and other failure scenarios in its contingency planning effort and is engaging third parties in discussions regarding how to manage common failure scenarios, but neither Columbia/HCA nor Lifepoint can currently estimate the likelihood or the potential cost of such failures. Currently, LifePoint does not believe that any reasonably likely worst case scenario will have a material impact on its revenues or operations. Those reasonably likely worst case scenarios include continued expenditures for remediation, continued expenditures for replacement or upgrade of equipment, continued efforts regarding contingency planning, increased staffing for the periods immediately preceding and after January 1, and possible implementation of alternative payment schemes with LifePoint's payers.

  Costs and Expenses

  The Year 2000 project costs incurred by Columbia/HCA will have an impact on the Computer and Data Processing Services Agreement with LifePoint. LifePoint is not currently able to reasonably estimate the ultimate cost to be incurred by it for the assessment, remediation, upgrade, replacement and testing of its impacted non-information technology systems. The majority of the costs (except the cost of new equipment) related to the Year 2000 project will be expensed as incurred and are expected to be funded through operating cash flows.

  The successful completion of the project and completion dates for the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantees that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to locate and correct all relevant computer codes and all medical equipment.

Effects of Inflation and Changing Prices

  Various federal, state and local laws have been enacted that, in certain cases, limit LifePoint's ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the Federal government's prospective payment system. Total Medicare revenues approximated 37.8%, 39.4% and 40.9% for the years ended December 31, 1998, 1997 and 1996, respectively.

  Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of deterioration in inpatient volumes, changes in payer mix, and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. Management expects that the average rate of increase in Medicare prospective payments will continue to decline slightly in 1999. In addition, as a result of increasing regulatory and competitive pressures, LifePoint's ability to maintain operating margins through price increases to non-Medicare patients is limited.

Health Care Reform

  In recent years, an increasing number of legislative proposals have been introduced or proposed to Congress and in some state legislatures that would significantly affect the services provided by and reimbursement to health care providers in LifePoint's markets. The cost of certain proposals would be funded in significant part by reduction in payments by government programs, including Medicare and Medicaid, to health care providers or taxes levied on hospitals or other providers. While LifePoint is unable to predict which, if any, proposals for health care reform will be adopted, there can be no assurance that proposals adverse to the business of LifePoint will not be adopted.

               Description of Certain New LifePoint Indebtedness

General

  Upon consummation of the distribution, LifePoint Hospitals Holdings, Inc., a wholly owned subsidiary of LifePoint ("LifePoint Holdings"), expects to have outstanding $125 million aggregate principal amount of notes due 2009 and $135 million aggregate principal amount of indebtedness under its bank facilities. The notes will initially be issued, and indebtedness incurred, by Healthtrust, a wholly owned subsidiary of Columbia/HCA. Following the issuance and sale of the notes and the incurrence of the indebtedness, the America Group assets will be transferred to LifePoint, and LifePoint will assume all obligations under the notes and bank facilities. LifePoint will then transfer substantially all of its assets to LifePoint's wholly owned subsidiary, LifePoint Holdings, and LifePoint Holdings will assume all obligations under the notes and bank facilities. The initial issuer of the notes and obligor under the bank facilities will receive the net proceeds and will use such proceeds to repay debt owed to Columbia/HCA and an affiliate of Columbia/HCA.

Senior Subordinated Notes due 2009

  Certain of LifePoint Holdings' subsidiaries will fully and unconditionally guarantee the notes on a senior subordinated basis. Future subsidiaries also may be required to guarantee the notes on a senior subordinated basis. The notes will be general unsecured obligations of LifePoint Holdings and will be subordinated in right of payment to all of LifePoint Holdings' existing and future senior indebtedness. The notes will rank equally with LifePoint Holdings' existing and future senior subordinated obligations and will rank senior to all of LifePoint Holdings' subordinated indebtedness. The guarantees will be subordinated to all existing and future senior indebtedness of the guarantors.

  LifePoint Holdings may redeem the notes at any time on or after the fifth anniversary of the issue date at the redemption prices set forth in the notes. In addition, on or before the third anniversary of the issue date LifePoint Holdings may redeem up to 35% of the notes with the net proceeds of certain equity offerings at the redemption price set forth in the notes. Upon certain change of control events, each holder of notes may require LifePoint Holdings to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest.

  The indenture governing the notes will contain covenants that, among other things, will limit LifePoint Holdings' and certain of its subsidiaries' ability to incur additional indebtedness, pay dividends on, redeem or purchase its capital stock, make investments, engage in transactions with affiliates, create certain liens, in the case of certain of its subsidiaries, guarantee indebtedness, sell assets, sell capital stock of restricted subsidiaries and consolidate, merge or transfer all or substantially all its assets. See "Risk Factors--High Degree of Leverage and Debt Service Obligations May Adversely Affect LifePoint and LifePoint."

  A registration rights agreement will be executed in connection with the offering of the notes whereby LifePoint Holdings will agree to exchange the unregistered notes for registered notes with substantially identical terms. If the consummation of the exchange offer and certain other events in connection with such exchange offer do not occur prior to certain specified dates, LifePoint Holdings will be obligated to pay additional interest on the notes during the existence of such default.

New Credit Agreement

  The $235 million new credit agreement, to be assumed ultimately by LifePoint Holdings, will consist of:

  . a $85 million Tranche A term loan facility ($35 million of which may be available for limited purposes subsequent to the distribution),

  . a $85 million Tranche B term loan facility, and

  . a $65 million revolving credit facility.

  Repayments under the term loan facilities are expected to be due in quarterly installments. The final payment under the Tranche A term loan facility will be due and payable 5 1/2 years after the distribution date and the final payment under the Tranche B term loan facility will be due and payable 6 1/2 years after the distribution date. In addition to the scheduled amortization, LifePoint Holdings will be required to repay borrowings under the term loan and revolving facilities with proceeds from asset sales, subject to certain exceptions, with proceeds from issuance of equity securities or the incurrence of certain debt obligations (other than the notes to be assumed at the time that the bank facilities are assumed), and a portion of excess cash flow, which amounts may not be re-borrowed. The Tranche B term loan facility will have a prepayment fee due during the first two years for any voluntary prepayment. The revolving credit facility, which will be undrawn at the time of the distribution, is expected to be available for working capital and other general corporate purposes, and any outstanding amounts thereunder will be due and payable 5 1/2 years after the distribution date.

  It is expected that, at LifePoint Holdings' option, the new credit agreement will bear interest at a rate per annum equal to:

  . LIBOR (as defined in the new credit agreement) plus an applicable margin;
    or

  . the higher of the administrative agent's prime rate or 0.5% above the federal funds rate, in each case plus an applicable margin.

The applicable margin will be determined based on LifePoint Holdings' consolidated funded indebtedness to its consolidated adjusted EBITDA ratio.

  After the debt has been assumed by LifePoint Holdings, LifePoint will guarantee the borrowings and other obligations under the bank facilities, which guarantees will be secured by a pledge of the capital stock of LifePoint Holdings. LifePoint Holdings will also pledge its assets to secure the bank facilities. LifePoint Holdings' subsidiaries will guarantee the borrowings under the bank facilities, which guarantees will be secured by a pledge of the assets of the subsidiaries.

  The bank facility will contain covenants that, among other things, will limit LifePoint Holdings' and certain of its subsidiaries' ability to incur additional indebtedness, pay dividends on, redeem or purchase its capital stock, make investments and capital expenditures, engage in transactions with affiliates, create certain liens, sell assets and consolidate, merge or transfer assets. In addition, LifePoint Holdings expects that it will be required to comply with various financial ratios and tests, including a minimum net worth test, a consolidated funded debt to adjusted EBITDA ratio and a minimum fixed charge coverage ratio.

  The definitive new credit agreement has not yet been fully negotiated and may contain more or less restrictive provisions than those set forth above. The above summary highlights the material provisions of the new credit agreement as of the date hereof, but is qualified in its entirety by reference to the complete text of the documents entered into or to be entered into in connection therewith.

                                     Triad
                       Selected Historical Financial Data

  The following table sets forth selected historical financial data of Triad for each of the years in the five year period ended December 31, 1998. The selected financial data at December 31, 1996, 1995 and 1994 and for the years ended December 31, 1995 and 1994 has been derived from unaudited financial statements. The table should be read in conjunction with the Triad Combined Financial Statements and related notes included elsewhere in this information statement and "Triad Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                     Years Ended December 31,
                            ------------------------------------------------
                              1998      1997      1996      1995      1994
                            --------  --------  --------  --------  --------
                               (Dollars in millions, except per share
                                              amounts)
Summary of Operations:
Revenues..................  $1,588.7  $1,609.3  $1,600.5  $1,558.9  $1,290.5
Salaries and benefits.....     700.5     666.8     628.1     636.8     541.4
Supplies..................     241.6     232.8     221.9     217.7     180.2
Other operating expenses..     359.2     383.4     349.5     321.0     273.5
Provision for doubtful
 accounts.................     138.4     138.5     106.5      98.2      89.2
Depreciation and
 amortization.............     109.6     102.9      94.5      84.3      68.0
Interest expense allocated
 from Columbia/HCA........      68.9      60.5      52.0      36.6      30.7
Management fees allocated
 from Columbia/HCA........      29.3      25.4      20.7      21.0      17.4
Impairment of long-lived
 assets...................      55.1      13.7       --        --        --
                            --------  --------  --------  --------  --------
                             1,702.6   1,624.0   1,473.2   1,415.6   1,200.4
                            --------  --------  --------  --------  --------
Income (loss) from
 continuing operations
 before minority interests
 and income taxes.........    (113.9)    (14.7)    127.3     143.3      90.1
Minority interests in
 earnings of consolidated
 entities.................      11.0      11.5      10.8       1.4       0.6
                            --------  --------  --------  --------  --------
Income (loss) from
 continuing operations
 before income taxes
 (benefit) ...............    (124.9)   (26.2)     116.5     141.9      89.5
Provision for income taxes
 (benefit)................     (39.4)    (7.2)      48.2      57.0      35.5
                            --------  --------  --------  --------  --------
Income (loss) from
 continuing operations
 (a)......................  $  (85.5) $  (19.0) $   68.3  $   84.9  $   54.0
                            ========  ========  ========  ========  ========
Net income (loss) (a).....  $  (87.1) $  (19.8) $   74.7  $   87.2  $   55.5
                            ========  ========  ========  ========  ========

Basic earnings (loss) per
 share:
  Income (loss) from
   continuing operations
   (a)....................  $  (2.85) $  (0.63) $   2.28  $   2.83  $   1.80
  Net income (loss) (a)...  $  (2.90) $  (0.66) $   2.49  $   2.91  $   1.85
  Shares used in computing
   basic earnings (loss)
   per share (in
   millions)..............      30.0      30.0      30.0      30.0      30.0

Diluted earnings (loss)
 per share:
  Income (loss) from
   continuing operations
   (a)....................  $  (2.85) $  (0.63) $   2.26  $   2.79  $   1.78
  Net income (loss) (a)...  $  (2.90) $  (0.66) $   2.47  $   2.87  $   1.83
  Shares used in computing
   diluted earnings (loss)
   per share (in
   millions)..............      30.0      30.0      30.3      30.4      30.4

Financial Position:
Assets....................  $1,371.3  $1,410.5  $1,426.3  $1,351.8  $1,169.4
Long-term debt, including
 amounts due within one
 year.....................      14.4      15.4      17.1      27.5      32.3
Intercompany balances
 payable to Columbia/HCA..     613.7     525.0     521.7     392.6     331.3
Working capital...........     184.9     150.3     156.5     156.3     127.9
Capital expenditures......     114.9     120.1      94.4     115.0     203.4(j)

Other Operating Data:
EBITDA(b).................  $  149.0  $  187.8  $  294.5  $  285.2  $  206.2
Number of hospitals at end
 of period................        38        38        38        39        38
Number of licensed beds at
 end of period (c)........     5,909     5,859     5,872     5,926     5,660
Weighted average licensed
 beds (d).................     5,877     5,860     5,882     5,900     5,325
Admissions (e)............   169,590   172,926   171,265   170,392   147,923
Equivalent admissions
 (f)......................   276,771   275,125   266,660   257,292   211,382
Average length of stay
 (days) (g)...............       4.9       4.9       5.0       5.2       5.2
Average daily census (h)..     2,260     2,326     2,338     2,405     2,111
Occupancy rate (i)........        39%       40%       40%       41%       40%

--------
(a) Includes charges related to impairment of long-lived assets of $55.1 million ($32.9 million after-tax) and $13.7 million ($8.2 million after-tax) for the years ended December 31, 1998 and 1997, respectively.
(b) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the combined financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.
(c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(d) Represents the average number of licensed beds, weighted based on periods owned.
(e) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to Triad's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(f) Equivalent admissions is used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(g) Represents the average number of days admitted patients stay in Triad's hospitals. Average length of stay has declined due to the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures, and by technological and pharmaceutical improvements.
(h) Represents the average number of patients in Triad's hospital beds each day.
(i) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms. The declining occupancy rate is primarily attributed to the trend toward more services, that were previously performed in an inpatient setting, being performed on an outpatient basis and the decline in average length of stay per admission.
(j) Includes the acquisition of 7 hospitals from EPIC Healthcare Group, Inc. in May 1994.

                 Triad Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

  This discussion should be read together with the historical financial statements of Triad Hospitals, Inc. included elsewhere herein and the notes thereto and the information set forth under "Triad Selected Historical Financial Data" and "Triad Unaudited Pro Forma Condensed Combined Financial Statements" and the notes thereto.

Overview

  Triad will own and operate the health care service business which has comprised the Pacific Group of Columbia/HCA until the distribution by Columbia/HCA to its shareholders of all of the shares of outstanding common stock of Triad. The distribution marks the beginning of Triad's operations as an independent, publicly-traded company. As such, the historical financial statements of Triad Hospitals, Inc. may not be indicative of Triad's future performance, nor do they necessarily reflect what the financial position and results of operations of Triad would have been if it had operated as a separate, stand-alone entity during the periods covered. See "Risk Factors--No Operating Histories as Independent Companies."

Forward-Looking Statements

  This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations of Triad and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and the future financial condition and results of Triad. These factors include, but are not limited to, (i) the highly competitive nature of the health care business,
(ii) the efforts of insurers, health care providers and others to contain health care costs, (iii) possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers, (iv) changes in Federal, state or local regulation affecting the health care industry, (v) the possible enactment of Federal or state health care reform,
(vi) the departure of key executive officers from Triad, (vii) claims and legal actions relating to professional liability, (viii) fluctuations in the market value of Triad common stock, (ix) changes in accounting practices, (x) changes in general economic conditions, (xi) the complexity of integrated computer systems and the success and expense of the remediation efforts of Columbia/HCA, Triad and relevant third parties in achieving Year 2000 readiness, and (xii) other risk factors described above. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Triad. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Investigations

  Columbia/HCA is currently the subject of several Federal investigations into certain of its business practices, as well as governmental investigations by various states. Columbia/HCA is cooperating in these investigations and understands, through written notice and other means, that it is a target in these investigations. Given the breadth of the ongoing investigations, Columbia/HCA expects additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future. Columbia/HCA is the subject of a formal order of investigation by the Securities and Exchange Commission. Columbia/HCA understands that the SEC investigation includes the anti-fraud, periodic reporting and internal accounting control provisions of the Federal securities laws.

  Management believes that the ongoing governmental investigations and related media coverage may have had a negative effect on Columbia/HCA's results of operations (which includes Triad for the periods prior to the distribution date which are presented herein). The extent to which Triad may or may not continue to be affected after the distribution by the ongoing investigations of Columbia/HCA, the initiation of additional investigations, if any, and the related media coverage cannot be predicted. It is possible that these matters could have a material adverse effect on the financial condition or results of operations of Triad in future periods.

  Pursuant to the Distribution Agreement to be entered into by and among Columbia/HCA, LifePoint and Triad in connection with the distribution, Columbia/HCA has agreed to indemnify Triad in respect of any losses which it may incur arising from the governmental investigations described above and from stockholder actions and other legal proceedings related to the governmental investigations which are currently pending against Columbia/HCA. Columbia/HCA has also agreed to indemnify Triad in respect of any losses which it may incur as a result of proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the Distribution Date and related to the proceedings described above. Columbia/HCA has also agreed that, in the event that any hospital owned by Triad is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above, then Columbia/HCA will make a cash payment to Triad in an amount (if positive) equal to five times the excluded hospital's 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes (as set forth on a schedule to the Distribution Agreement) less the proceeds of the sale or other disposition of the excluded hospital. Triad has agreed that, in connection with the pending governmental investigations, it will participate with Columbia/HCA in negotiating one or more compliance agreements setting forth each of their agreements to comply with applicable laws and regulations. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Distribution Agreement." If any such indemnified matters were successfully asserted against Triad, or any of its facilities, and Columbia/HCA failed to meet its indemnification obligations, then such losses could have a material adverse effect on the business, financial position, results of operations and prospects of Triad. Columbia/HCA will not indemnify Triad for losses relating to any acts, practices and omissions engaged in by Triad after the distribution date, whether or not Triad is indemnified for similar acts, practices and omissions occurring prior to the distribution date. (See Note 3-- Columbia/HCA Investigations, Litigation and Indemnification Rights and Note 11--Contingencies of the Notes to Combined Financial Statements of Triad included elsewhere herein).

Results of Operations

  Revenue/Volume Trends

  During the year ended December 31, 1998, Triad experienced declines in revenue and volume growth rates as well as operational deficiencies. Management believes four primary factors have contributed to the declines in revenue and volume growth rate: the impact of reductions in Medicare payments mandated by the Balanced Budget Act, the continuing trend toward the conversion of more services to an outpatient basis, the impact of the government investigations, and the impact of factors relating to the distribution.

  Triad's revenues continue to be affected by an increasing proportion of revenue being derived from fixed payment, higher discount sources, including Medicare, Medicaid and managed care plans. In addition, insurance companies, government programs (other than Medicare) and employers purchasing health care services for their employees are also negotiating discounted amounts that they will pay health care providers rather than paying standard prices. Triad expects patient volumes from Medicare and Medicaid to continue to increase due to the general aging of the population and expansion of state Medicaid programs. However, under the Balanced Budget Act, Triad's reimbursement from the Medicare and Medicaid programs was reduced in 1998 and will be further reduced as some reductions in reimbursement levels are phased in over the next two years. The Balanced Budget Act has accelerated a shift, by certain Medicare beneficiaries, from traditional Medicare coverage to medical coverage that is provided under managed care plans. Triad generally receives lower payments per patient under managed care plans than under traditional indemnity insurance plans. With an increasing proportion of services being reimbursed based upon fixed payment amounts (where the payment is based upon the diagnosis, regardless of the cost incurred or level of service provided), revenues, earnings and cash flows are being significantly reduced. Admissions related to Medicare, Medicaid and managed care plan patients were 88.4% and 87.3% of total admissions for the years ended December 31, 1998 and 1997, respectively. Revenues from capitation arrangements (prepaid health service agreements) are less than 1% of revenues. See "Government and Other Sources of Reimbursement for LifePoint and Triad."

  Triad's revenues also continue to be affected by the trend toward certain services being performed more frequently on an outpatient basis. Growth in outpatient services is expected to continue in the health care industry as procedures performed on an inpatient basis are converted to outpatient procedures through continuing advances in pharmaceutical and medical technologies. The redirection of certain procedures to an outpatient basis is also influenced by pressures from payers to perform certain procedures as outpatient care rather than inpatient care. Outpatient revenues grew to 43.3% of net patient revenues for the year ended December 31, 1998 from 40.4% during the prior year.

  Management believes that the impact of the ongoing governmental investigations of certain Columbia/HCA business practices and the related media coverage, may have created uncertainties with physicians, patients and payers in certain markets. See "Government Regulation and Other Factors Affecting LifePoint and Triad--Governmental Investigation of Columbia/HCA and Related Litigation."

  Reductions in the rate of increase in Medicare and Medicaid reimbursement, increasing percentages of the patient volume being related to patients participating in managed care plans and continuing trends toward more services being performed on an outpatient basis are expected to present ongoing challenges. The challenges presented by these trends are magnified by Triad's inability to control these trends and the associated risks. To maintain and improve its operating margins in future periods, Triad must increase patient volumes while controlling the costs of providing services. If Triad is not able to achieve reductions in the cost of providing services through increased operational efficiencies, and the trend toward declining reimbursements and payments continues, results of operations and cash flows will deteriorate.

  Management believes that the proper response to these challenges includes the delivery of a broad range of quality health care services to physicians and patients with operating decisions being made by the local management teams and local physicians.

  Operating Results Summary

  Following are comparative summaries of results from continuing operations for the years ended December 31, 1998, 1997 and 1996:

                                           Years Ended December 31,
                                    ------------------------------------------
                                           1998                  1997
                                    --------------------- --------------------
                                     Amount    Percentage  Amount   Percentage
                                    --------   ---------- --------  ----------
                                             (Dollars in millions)
Revenues........................... $1,588.7     100.0    $1,609.3    100.0
Salaries and benefits..............    700.5      44.1       666.8     41.4
Supplies...........................    241.6      15.2       232.8     14.5
Other operating expenses...........    359.2      22.6       383.4     23.8
Provision for doubtful accounts....    138.4       8.7       138.5      8.6
Depreciation and amortization......    109.6       7.0       102.9      6.3
Interest expense allocated from
 Columbia/HCA......................     68.9       4.3        60.5      3.8
Management fees allocated from
 Columbia/HCA......................     29.3       1.8        25.4      1.6
Impairment of long-lived assets....     55.1       3.5        13.7      0.9
                                    --------     -----    --------    -----
                                     1,702.6     107.2     1,624.0    100.9
                                    --------     -----    --------    -----
Loss from continuing operations
 before minority interests and
 income taxes......................   (113.9)     (7.2)      (14.7)    (0.9)
Minority interests in earnings of
 consolidated entities.............     11.0       0.7        11.5      0.7
                                    --------     -----    --------    -----
Loss from continuing operations
 before income tax benefit.........   (124.9)     (7.9)      (26.2)    (1.6)
Income tax benefit.................    (39.4)     (2.5)       (7.2)    (0.4)
                                    --------     -----    --------    -----
Loss from continuing operations.... $  (85.5)     (5.4)   $  (19.0)    (1.2)
                                    ========     =====    ========    =====
% changes from prior year:
  Revenues.........................     (1.3%)
  Loss from continuing operations..    350.8
  Admissions (a)...................     (1.9)
  Equivalent admissions (b)........      0.6
  Revenues per equivalent
   admission.......................     (1.9)
Same facility % changes from prior
 year (c):
  Revenues.........................     (1.3)
  Admissions (a)...................     (1.9)
  Equivalent admissions (b)........      0.6
  Revenues per equivalent
   admission.......................     (1.9)

                                               Years Ended December 31,
                                        ----------------------------------------
                                               1997                 1996
                                        -------------------- -------------------
                                         Amount   Percentage  Amount  Percentage
                                        --------  ---------- -------- ----------
                                                 (Dollars in millions)
Revenues..............................  $1,609.3    100.0    $1,600.5   100.0
Salaries and benefits.................     666.8     41.4       628.1    39.2
Supplies..............................     232.8     14.5       221.9    13.9
Other operating expenses..............     383.4     23.8       349.5    21.8
Provision for doubtful accounts.......     138.5      8.6       106.5     6.7
Depreciation and amortization.........     102.9      6.3        94.5     5.9
Interest expense allocated from
 Columbia/HCA.........................      60.5      3.8        52.0     3.2
Management fees allocated from
 Columbia/HCA.........................      25.4      1.6        20.7     1.3
Impairment of long-lived assets.......      13.7      0.9          -       -
                                        --------    -----    --------   -----
                                         1,624.0    100.9     1,473.2    92.0
                                        --------    -----    --------   -----
Income (loss) from continuing
 operations before minority interests
 and income taxes (benefit)...........     (14.7)    (0.9)      127.3     8.0
Minority interests in earnings of
 consolidated entities................      11.5      0.7        10.8     0.7
                                        --------    -----    --------   -----
Income (loss) from continuing
 operations before income taxes
 (benefit)............................     (26.2)    (1.6)      116.5     7.3
Provision for income taxes (benefit)..      (7.2)    (0.4)       48.2     3.0
                                        --------    -----    --------   -----
Income (loss) from continuing
 operations...........................  $  (19.0)    (1.2)   $   68.3     4.3
                                        ========    =====    ========   =====
% changes from prior year:
  Revenues............................       0.6%
  Income (loss) from continuing
   operations.........................    (127.8)
  Admissions (a)......................       1.0
  Equivalent admissions (b)...........       3.2
  Revenues per equivalent admission...      (2.5)
Same facility % changes from prior
 year (c):
  Revenues............................       0.6
  Admissions (a)......................       1.7
  Equivalent admissions (b)...........       3.9
  Revenues per equivalent admission...      (3.1)

--------
(a) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to Triad's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(b) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(c) "Same facility" information excludes the operations of hospitals and their related facilities which were either acquired or divested during the current and prior year. The facilities that Triad intends to divest will continue to be included in "same facility" until the date they are divested.

  Years Ended December 31, 1998 and 1997

  The loss from continuing operations before income tax benefit increased 377.2% to a loss of $124.9 million in 1998 from a loss from continuing operations before income tax benefit of $26.2 million in 1997. The facilities (6 general, acute care hospitals and one psychiatric hospital) that management has determined to divest in 1999 as part of their plan to establish the structure for the future operations of Triad contributed significantly to the decline in results of operations. These facilities already divested or to be divested incurred losses from continuing operations before income taxes (benefit) of approximately $70.1 million and $29.7 million for the years ended December 31, 1998 and 1997, respectively. Management established these divestiture plans based upon analysis of the market potential for each of its facilities considering current competitive conditions, anticipated changes in competitive conditions, expected demographic trends, lease opportunities, joint venture opportunities and capital allocation requirements.

  Revenues decreased by 1.3% to $1,588.7 million in 1998 compared to $1,609.3 million in 1997. Inpatient admissions decreased 1.9% from a year ago and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) increased 0.6%. The decrease in revenues and the small 0.6% increase in equivalent admissions resulted in a 1.9% decline in revenue per equivalent admission. On a same facility basis, revenues decreased 1.3%, admissions decreased 1.9% and equivalent admissions increased 0.6% from a year ago. The decline in revenues combined with the small increase in equivalent admissions resulted in a decline in same facility revenue per equivalent admission of 1.9%.

  The decline in revenue per equivalent admission was due to several factors, including decreases in Medicare reimbursement rates mandated by the Balanced Budget Act which became effective October 1, 1997 (which reimbursement rates lowered 1998 revenues by approximately $17.0 million), continued increases in discounts from the growing number of managed care payers (managed care as a percentage of total admissions increased to 32% in 1998 compared to 29% during
1997), and the announced divestitures of hospitals in certain markets.

  Operating expenses increased as a percentage of revenues in each expense category, except other operating expenses (which decreased 1.2% from 1997). The primary reason for the increases, as a percentage of revenues, in all the expense categories was the inability to adjust expenses in line with the decreases experienced in volume and reimbursement trends. The level of management's attention being devoted to the governmental investigations, reactions by certain physicians and patients to the related negative media coverage and management changes at several levels and locations throughout Triad have contributed to Triad's inability to implement changes to reduce operating expenses in response to the volume and revenue growth rate declines.

  Salaries and benefits, as a percentage of revenues, increased to 44.1% in 1998 from 41.4% in 1997. The increase was due to a 4.4% increase in salaries and benefits per equivalent admission and Triad's inability to adjust staffing levels to mitigate the declining revenue per equivalent admission (man-hours per equivalent admission increased 1.1% compared to last year).

  Supply costs increased as a percentage of revenues to 15.2% in 1998 from 14.5% in 1997 due to the 1.9% decline in net revenue per equivalent admission, while the cost of supplies per equivalent admission increased 3.2%.

  Other operating expenses (which includes contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance, marketing and non-income taxes) decreased as a percentage of revenues to 22.6% in 1998 from 23.8% in 1997. The decrease was due to small decreases in several of these expense categories as a percentage of revenues, including lower marketing costs being incurred due to the cancellation of a national branding campaign.

  Provision for doubtful accounts, as a percentage of revenues, increased to 8.7% in 1998 from 8.6% in 1997. The increase was due to internal factors such as information system conversions (including patient accounting systems) at certain facilities and external factors such as payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles) and increases in claim audits and remittance denials from certain payers. Management is not able to quantify the effects of each of these factors, but the shift in payer mix is expected to continue and the provision for doubtful accounts is likely to remain at higher levels than in past years (1996 and prior).

  Depreciation and amortization increased as a percentage of revenues to 7.0% in 1998 from 6.3% in 1997. The increase was primarily due to the 1.3% decline in revenues on a same facility basis and increased capital expenditures related to ancillary services (such as outpatient services) and information systems.

  Interest expense, which is primarily represented by interest incurred on the net intercompany balance with Columbia/HCA, increased to $68.9 million in 1998 compared to $60.5 million in 1997, primarily as a result of an increase in the average balance of the advances from Columbia/HCA during 1998 compared to the same period in 1997. This was due, in part, to a $76.4 million decline in cash flows from operations.

  During 1998, Triad, as part of its strategic business plan, decided to divest certain of its facilities. The divestitures are expected to be completed in 1999 through sales, leases, joint ventures or closures. The carrying value for these facilities expected to be sold was reduced to fair value, based upon estimated selling values, resulting in a pre-tax impairment charge of $55.1 million. (See Note 5--Impairment of Long-lived Assets in the Notes to Combined Financial Statements of Triad included elsewhere herein.)

  Management fees allocated by Columbia/HCA were $29.3 million in 1998 and $25.4 million in 1997. These amounts represent allocations, using revenues as the allocation basis, of the corporate general and administrative expenses of Columbia/HCA. Management estimates that if they managed comparable general and administrative functions for Triad (as a separate, independent entity), the costs incurred would be approximately $22.4 million, based upon their 1999 projections.

  Minority interests were 0.7% as a percentage of revenues in both 1998 and 1997.

  Triad incurred a $1.6 million net loss from operations of its discontinued home health businesses in 1998 compared to net income of $4.9 million during the prior year period. The loss is primarily due to revenue reductions related to Medicare rates of reimbursement for home health visits under the Balanced Budget Act and a decline in home health visits.

  Years Ended December 31, 1997 and 1996

  Income (loss) from continuing operations before income taxes (benefit) declined 122.5% to a loss of $(26.2) million in 1997 from income of $116.5 million in 1996. The facilities that Triad divested or plans to divest contributed to the decline in profitability by incurring losses from continuing operations before income tax benefit of approximately $(29.7) million and approximately $(4.6) million for the years ended December 31, 1997 and 1996, respectively.

  Revenues increased 0.6% to $1,609.3 million in 1997 compared to $1,600.5 million in 1996. Inpatient admissions increased 1.0% and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) increased 3.2%. On a same facility basis, revenues increased 0.6%, admissions increased 1.7% and equivalent admissions increased 3.9% from 1996. The lower growth rate in both reported and same facility revenues, compared to the increases in equivalent admissions, resulted in declines in revenue per equivalent admission of 2.5% on a reported basis and 3.1% on a same facility basis. As previously discussed, the increase in outpatient volume (reflected by the increases in equivalent admissions) is primarily a result of the continuing trend of certain services, previously provided in an inpatient setting, being converted to an outpatient setting.

  The decline in revenue per equivalent admission was due to several factors including decreases in Medicare reimbursement rates mandated by the Balanced Budget Act which became effective October 1, 1997 (which reimbursement rates lowered fourth quarter 1997 revenues by approximately $5.0 million), continued increases in discounts from the growing number of managed care payers (managed care as a percentage of total admissions increased to 29% in 1997 compared to 25% during 1996), delays experienced in obtaining Medicare cost report settlements (cost report filings and settlements netted to zero in 1997 compared to favorable revenue adjustments of $32.4 million in 1996).

  Operating expenses increased, as a percentage of revenues, in each expense category. The primary reason for the increases as a percentage of revenues in all expense categories was Triad's inability to adjust expenses in line with the decreases experienced in revenue and reimbursement trends. Management's attention to the governmental investigations, reactions by certain physicians and patients to the related negative media coverage and management changes at several levels and locations throughout Triad contributed to Triad's inability to implement changes to reduce operating expenses in response to the revenue and reimbursement rate declines.

  Salaries and benefits, as a percentage of revenues, increased to 41.4% in 1997 from 39.2% in 1996. The decline in revenues per equivalent admission was a primary factor in the increase. A 2.9% increase in salaries and benefits per equivalent admission resulted from the combined effect of decreasing man-hours per equivalent admission of 1.8, while labor cost per man-hour increased 4.3% and revenue per equivalent admission declined 2.5%.

  Supply costs increased as a percentage of revenues to 14.5% in 1997 from 13.9% in 1996 due to a decline in net revenue per equivalent admission while the cost of supplies per equivalent admission increased 1.7%.

  Other operating expenses (which includes professional fees, contract services, repairs and maintenance, rent, utilities, insurance, marketing and non-income taxes) increased as a percentage of revenues to 23.8% in 1997 from 21.8% in 1996. The increase was due to small increases in several of these expense categories as a percentage of revenues.

  Provision for doubtful accounts, as a percentage of revenues, increased to 8.6% in 1997 from 6.7% in 1996 due to internal factors such as continued computer information system conversions (including patient accounting systems) at various facilities and external factors such as payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles) and payer remittance slowdowns. The information system conversions hampered the business office billing functions and collection efforts in those facilities as some resources are directed to installing and converting systems and building new data files, rather than devoting full effort to billing and collecting receivables.

  Depreciation and amortization increased as a percentage of revenues to 6.3% in 1997 from 5.9% in 1996, primarily due to the slowdown in revenue growth.

  Interest expense increased to $60.5 million in 1997 compared to $52.0 million in 1996, primarily as a result of an increase in the average balance of the advances from Columbia/HCA during 1997 compared to 1996. Net cash provided by operating activities declined by $65.0 million in 1997 compared to 1996.

  During the fourth quarter of 1997 Triad determined that the recorded values of certain long-lived assets related to certain surgery centers and physician practices were not deemed fully recoverable based upon the operating results trends and projected future cash flows. The recorded value for these surgery centers and physician practices was reduced to estimated fair value resulting in a pre-tax impairment charge of $13.7 million.

  Minority interests were 0.7% as a percentage of revenues both in 1997 and 1996.

  Triad earned $4.9 million net income from operations of its discontinued home health business in 1997 compared to net income of $6.4 million during 1996. The majority of the decline in income from operations of the discontinued home health businesses was due to revenue reductions related to Medicare rates of reimbursement for home health visits under the Balanced Budget Act. During 1997, Triad recorded a $2.9 million charge, net of tax benefits, on the expected divestiture of the home health businesses.

Liquidity and Capital Resources

  Triad has previously relied upon Columbia/HCA for liquidity and sources of capital to supplement any needs not met by operations. Following the distribution, as an independent, publicly-traded company, Triad will have direct access to the capital markets and the ability to enter into its own borrowing arrangements. At December 31, 1998, Triad had working capital of $184.9 million.

  Cash provided by continuing operating activities declined to $23.9 million for the year ended December 31, 1998 from $100.3 million during the previous year. The decrease was primarily due to a larger net loss incurred for 1998 (a loss of $87.1 million in 1998 compared to a loss of $19.8 million in 1997) and an increase in accounts receivable balances during 1998.

  For the year ended December 31, 1997, cash provided by operating activities declined to $100.3 million from $165.3 million for the year ended December 31, 1996. The decrease was due to reduced income before non-cash charges in addition to decreases in cash related to working capital items. The increase in working capital outflows was primarily the result of reductions in accounts payable and accrued expenses compared to the prior year.

  Cash used in investing activities for the year ended December 31, 1998 was consistent with the levels used during 1997 and 1996. At December 31, 1998, there were projects under construction which had an estimated cost to complete of approximately $107.8 million. These construction projects are expected to be completed over the next eighteen months.

  In connection with the distribution, all intercompany accounts payable by Triad to Columbia/HCA will be eliminated, and Triad will assume approximately $675 million of debt obligations from Columbia/HCA. Such debt financing is expected to consist of $365 million of term loans under the new credit agreement, $300 million Senior Subordinated Notes due 2009, and approximately $10 million of debt assumed from Columbia/HCA. Triad also expects to receive a commitment for revolving credit loans in an aggregate principal amount of up to $125 million. Borrowings under the revolving credit facility will be available to fund working capital needs and for other general corporate purposes.

  Management does not consider the sale of any assets to be necessary to repay Triad's indebtedness or to provide working capital. However, for other reasons, certain of Triad's hospitals may be sold in the future from time to time. Although Triad's indebtedness will be more substantial than was historically the case for its predecessor entities, management expects that operations and working capital facilities will provide sufficient liquidity for fiscal 1999.

  Triad does not expect to pay dividends on its common stock in the foreseeable future.

Impact of Year 2000 Computer Issues

  Background and General Information

  The Year 2000 problem is the result of two potential malfunctions that could have an impact on Columbia/HCA's systems and equipment, including systems and equipment on which Triad relies. The first problem arises due to computers being programmed to use two rather than four digits to define the applicable year. The second problem arises in embedded chips, where microchips and microcontrollers have been designed using two rather than four digits to define the applicable year. Certain of Columbia/HCA's computer programs, building infrastructure components (e.g. alarm systems and HVAC systems) and medical devices that are date sensitive, may recognize a date using "00" as the year 1900 rather than the year 2000. If uncorrected, the problem could result in computer system and program failures or equipment and medical device malfunctions that could result in a disruption of business operations or that could affect patient diagnosis and treatment.

  Triad obtains most of its information technology and information technology infrastructure systems from CIS pursuant to the Computer and Data Processing Services Agreement. CIS does not warrant that the software and hardware used by CIS in providing services to Triad will be Year 2000 ready but CIS is currently making efforts in a professional, timely, and workmanlike manner that it deems reasonable to address Year 2000 issues with respect to the software licensed to Triad under the Computer and Data Processing Services Agreement. In connection with its participation in Columbia/HCA's Year 2000 project, Triad has made and will continue to make certain expenditures related to software systems and applications not obtained from CIS and non-information technology systems (e.g., vendor products, medical equipment and other related equipment with embedded chips) to ensure that they are Year 2000 ready. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Computer and Data Processing Services Agreement" and "--Transitional Services Agreement."

  Pursuant to the Computer and Data Processing Services Agreement, after the distribution, Triad will rely on CIS to provide virtually all of its computer support and information technology services. Pursuant to the Transitional Services Agreement, Columbia/HCA will continue its ongoing program to inspect medical equipment at Triad facilities for Year 2000 readiness. Triad is dependent upon Columbia/HCA in substantially all respects for the Year 2000 readiness of its information technology and non-information technology systems and for contingency planning in respect of Year 2000-related risks. Any failure by Columbia/HCA to adequately address such matters could have a material adverse effect on the business, financial condition, results of operations or prospects of Triad.

  Columbia/HCA is utilizing both internal and external resources to manage and implement its Year 2000 program. With the assistance of external resources, Columbia/HCA has undertaken development of contingency plans in the event that its Year 2000 efforts, or the Year 2000 efforts of third-parties upon which Columbia/HCA and Triad rely, are not accurately or timely completed. Triad management consults regularly with Columbia/HCA personnel for development of such contingency plans. Columbia/HCA has developed a contingency planning methodology and will implement contingency plans throughout 1999.

  Information Technology Systems

  With respect to the information technology portions of Columbia/HCA's Year 2000 project, which address the inventory, assessment, remediation, testing and implementation of internally developed software, Columbia/HCA has identified various software applications that are being addressed on separate time lines. Columbia/HCA has begun remediating all these software applications and is testing the software applications where remediation has been completed. Columbia/HCA has also completed the assessment of mission critical third party software (i.e., that software which is essential for day to day operations) and has developed testing and implementation plans with separate time lines. Columbia/HCA has completed and placed into production 60% of software applications and is 75% complete on most of the remaining software applications, and anticipates completing, in all material respects, remediation, testing and implementation for internally developed and mission critical third party software by June 1999. Columbia/HCA's efforts are currently on schedule in all material respects.

  With respect to the information technology infrastructure portion of Columbia/HCA's Year 2000 project, Columbia/HCA has undertaken a program to inventory, assess and correct, replace or otherwise address impacted vendor-supplied products (hardware, systems software, business software, and telecommunication equipment). Columbia/HCA has implemented a program to contact vendors, analyze information provided, and remediate, replace or otherwise address information technology products that pose a material Year 2000 impact. Columbia/HCA anticipates completion, in all material respects, of the information technology infrastructure portion of its program by June 1999. The information technology infrastructure portion of Columbia/HCA's Year 2000 project is currently on schedule in all material respects.

  Columbia/HCA presently believes that with modifications to existing software or the installation of upgraded software under the information technology infrastructure portion, the Year 2000 will not pose material operational problems for its computer systems. However, if such modifications or upgrades are not accomplished in a timely manner, Year 2000-related failures may present a material adverse impact on the operations of Triad.

  Non-Information Technology Systems and Equipment

  With respect to the non-information technology infrastructure portion of Columbia/HCA's Year 2000 project, Columbia/HCA has undertaken a program to inventory, assess and correct, replace or otherwise address impacted vendor products, medical equipment and other related equipment with embedded chips. Columbia/HCA has implemented a program to contact vendors, analyze information provided, and remediate, replace or otherwise address devices or equipment that could have a material Year 2000 impact. Columbia/HCA anticipates completion, in all material respects, of the non-information technology infrastructure portion of its program by a revised date of September 30, 1999, from the previously anticipated date of June 30, 1999. With respect to such revised date, the non-information technology infrastructure portion of Columbia/HCA's Year 2000 project is currently on schedule in all material respects.

  Columbia/HCA is prioritizing its non-information technology infrastructure efforts by focusing on equipment and medical devices that will have a direct impact on patient safety and health. Columbia/HCA is directing substantial efforts to repair, replace, upgrade or otherwise address this equipment and these medical devices in order to minimize risk to patient safety and health. Columbia/HCA is relying on information that is being provided to it by equipment and medical device manufacturers regarding the Year 2000 readiness of their products. While Columbia/HCA is attempting to evaluate information provided by its past and present vendors, there can be no assurance that in all instances accurate information is being provided. Columbia/HCA also cannot in all instances guarantee that the repair, replacement or upgrade of all non-information technology infrastructure systems will occur on a timely basis or that such repairs, replacements or upgrades will avoid any Year 2000 problems.

  Third-Party Payers and Intermediaries, and Suppliers

  Columbia/HCA has initiated communications with Triad's major third party payers and intermediaries, including government payers and intermediaries. Triad relies on these entities for accurate and timely reimbursement of claims, often through the use of electronic data interfaces. Columbia/HCA has not received assurances that these interfaces will be converted in a timely manner. Testing with payers and intermediaries will not be completed by June 30, 1999 because the payers and intermediaries are not ready to test with Columbia/HCA's systems. Failure of these third party systems could have a material adverse effect on Triad's cash flow or results of operations.

  Columbia/HCA also has initiated communications with its mission critical suppliers and vendors (i.e., those suppliers and vendors whose products and services are essential for day-to-day operations) to verify their ability to continue to deliver goods and services through the Year 2000. Columbia/HCA has not received assurances from all mission critical suppliers and vendors that they will be able to continue to deliver goods and services through the Year 2000, but Columbia/HCA is continuing its efforts to obtain such assurances. The failure of these third parties could have a material impact on the business, financial condition, results of operations or prospects of Triad and/or the ability of Triad to provide health care services.

  With the assistance of external resources, Columbia/HCA has undertaken the development of contingency plans in the event that its Year 2000 efforts, or the Year 2000 efforts of third parties upon which Columbia/HCA and Triad rely, are not accurately or timely completed. Columbia/HCA has developed a contingency planning methodology and will implement contingency plans throughout 1999.

  Year 2000 Risks

  While Columbia/HCA is developing contingency plans to address possible failure scenarios, Triad recognizes that there are "worst-case" scenarios which may develop and are largely outside its or Columbia/HCA's control. Triad recognizes the risks associated with extended infrastructure (e.g., power, water and telecommunications) failure, the interruption of insurance and government program payments to the organization and the failure of equipment or software that could impact patient safety or health despite the assurances of third parties. Columbia/HCA is addressing these and other failure scenarios in its contingency planning effort and is engaging third parties in discussions regarding how to manage common failure scenarios, but neither Columbia/HCA nor Triad can currently estimate the likelihood or the potential cost of such failures. Currently, Triad does not believe that any reasonably likely worst case scenario will have a material impact on its revenues or operations. Those reasonably likely worst case scenarios include continued expenditures for remediation, continued expenditures for replacement or upgrade of equipment, continued efforts regarding contingency planning, increased staffing for the periods immediately preceding and after January 1, and possible implementation of alternative payment schemes with Triad's payers.

 Costs and Expenses

  The Year 2000 project costs incurred by Columbia/HCA will have an impact on the Computer and Data Processing Services Agreement with Triad. Triad is not currently able to reasonably estimate the ultimate cost to be incurred by it for the assessment, remediation, upgrade, replacement and testing of its impacted non-information technology systems. The majority of the costs (except the cost of new equipment) related to the Year 2000 project will be expensed as incurred and are expected to be funded through operating cash flows.

  The successful completion of the project and completion dates for the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantees that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area and the ability to locate and correct all relevant computer codes and all medical equipment.

Effects of Inflation and Changing Prices

  Various federal, state and local laws have been enacted that, in certain cases, limit Triad's ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the federal government's prospective payment system. Total Medicare revenues approximated 34.6% in 1998, 35.4% in 1997 and 36.5% in 1996.

  Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of deterioration in inpatient volumes, changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. Management expects that the average rate of increase in Medicare prospective payments will continue to decline slightly in 1999. In addition, as a result of increasing regulatory and competitive pressures, Triad's ability to maintain operating margins through price increases to non-Medicare patients is limited.

Health Care Reform

  In recent years, an increasing number of legislative proposals have been introduced or proposed to Congress and in some state legislatures that would significantly affect the services provided by and reimbursement to health care providers in Triad's markets. The cost of certain proposals would be funded in significant part by reduction in payments by government programs, including Medicare and Medicaid, to health care providers or taxes levied on hospitals or other providers. While Triad is unable to predict which, if any, proposals for health care reform will be adopted, there can be no assurance that proposals adverse to the business of Triad will not be adopted.

                 Description of Certain New Triad Indebtedness

General

  Upon consummation of the distribution, Triad Hospitals Holdings, Inc., a wholly owned subsidiary of Triad ("Triad Holdings"), expects to have outstanding $300 million aggregate principal amount of notes due 2009 and $365 million aggregate principal amount of indebtedness under its bank facilities. The notes will initially be issued, and indebtedness incurred, by Healthtrust, a wholly owned subsidiary of Columbia/HCA. Following the issuance and sale of the notes and the incurrence of the indebtedness, the Pacific Group assets will be transferred to Triad, and Triad will assume all obligations under the notes and bank facilities. Triad will then transfer substantially all of its assets to Triad's wholly-owned subsidiary, Triad Holdings, and Triad Holdings will assume all obligations under the notes and bank facilities. The initial issuer of the notes and obligor under the bank facilities will receive the net proceeds and will use such proceeds to repay debt owed to Columbia/HCA and an affiliate of Columbia/HCA.

Senior Subordinated Notes due 2009

  Certain of Triad Holdings' subsidiaries will fully and unconditionally guarantee the notes on a senior subordinated basis. Future subsidiaries also may be required to guarantee the notes on a senior subordinated basis. The notes will be general unsecured obligations of Triad Holdings and will be subordinated in right of payment to all of Triad Holdings' existing and future senior indebtedness. The notes will rank equally with Triad Holdings' existing and future senior subordinated obligations and will rank senior to all of Triad Holdings' subordinated indebtedness. The guarantees will be subordinated to all existing and future senior indebtedness of the guarantors.

  Triad Holdings may redeem the notes at any time on or after the fifth anniversary of the issue date at the redemption prices set forth in the notes. In addition, on or before the third anniversary of the issue date Triad Holdings may redeem up to 35% of the notes with the net proceeds of certain equity offerings at the redemption price set forth in the notes. Upon certain change of control events, each holder of notes may require Triad Holdings to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest.

  The indenture governing the notes will contain covenants that, among other things, will limit Triad Holdings' and certain of its subsidiaries' ability to incur additional indebtedness, pay dividends on, redeem or purchase its capital stock, make investments, engage in transactions with affiliates, create certain liens, in the case of certain of its subsidiaries, guarantee indebtedness, sell assets, sell capital stock of restricted subsidiaries and consolidate, merge or transfer all or substantially all its assets. See "Risk Factors--High Degree of Leverage and Debt Service Obligation May Adversely Affect LifePoint and Triad."

  A registration rights agreement will be executed in connection with the offering of the notes whereby Triad Holdings will agree to exchange the unregistered notes for registered notes with substantially identical terms. If the consummation of the exchange offer and certain other events in connection with such exchange offer do not occur prior to certain specified dates, Triad Holdings will be obligated to pay additional interest on the notes during the existence of such default.

New Credit Agreement

The $490 million new credit agreement, to be assumed ultimately by Triad Holdings, will consist of:

  .  a $90 million Tranche A term loan facility,

  .  a $200 million Tranche B term loan facility,

  .  a $75 million asset sale bridge loan facility, and

  .  a $125 million revolving credit facility.

  Repayments under the term loan facilities are expected to be due in quarterly installments. The final payment under the Tranche A term loan facility will be due and payable 6 years after the distribution date and the final payment under the Tranche B term loan facility will be due and payable 6 1/2 years after the distribution date. The asset sale bridge loan facility will be due and payable one year after the distribution date. In addition to the scheduled amortization, Triad Holdings will be required to repay borrowings under the bridge loan facility and the term loan facilities with proceeds from asset sales, subject to certain exceptions, and with proceeds from issuance of equity or debt securities (other than the notes to be assumed at the time that the bank facilities are to be assumed). The Tranche B term loan facility will have a prepayment fee due during the first two years for any voluntary prepayment. The proceeds from sales of certain identified assets, including the hospitals Triad currently is holding for sale, first will be used to repay the bridge loan facility, until that facility is paid in full. The revolving credit facility, which will be undrawn at the time of the distribution, is expected to be available for working capital and other general corporate purposes, and any outstanding amounts thereunder will be due and payable 6 years after the distribution date.

  It is expected that, at Triad Holdings' option, the new credit agreement will bear interest at a rate per annum equal to:

  . LIBOR (as defined in the new credit agreement) plus an applicable margin; or

  . the higher of the administrative agent's prime rate or 0.5% above the federal funds rate, in each case plus an applicable margin.

  The applicable margin initially will be a fixed margin and after six months will be based on the ratio of Triad Holdings' consolidated total funded debt to EBITDA ratio.

  After the debt has been assumed by Triad Holdings, Triad will guarantee the borrowings and other obligations under the bank facilities, which guarantees will be secured by a pledge of the capital stock of Triad Holdings. Triad Holdings will also pledge its assets to secure the bank facilities. Triad Holdings' subsidiaries will also guarantee the borrowings under the bank facilities, which guarantees will be secured by a pledge of assets of the subsidiaries.

  The bank facility will contain covenants that, among other things, will limit Triad Holdings' and certain of its subsidiaries' ability to incur additional indebtedness, pay dividends on, redeem or purchase its capital stock, make investments and capital expenditures, engage in transactions with affiliates, create certain liens, sell assets and consolidate, merge or transfer assets. In addition, Triad Holdings will be required to comply with various financial ratios and tests, including a minimum net worth test, a total funded debt to EBITDA ratio, a senior funded debt to EBITDA ratio and a minimum fixed charge coverage ratio.

  The definitive new credit agreement has not yet been fully negotiated and may contain more or less restrictive provisions than those set forth above. The above summary highlights the material provisions of the new credit agreement as of the date hereof, but is qualified in its entirety by reference to the complete text of the documents entered into or to be entered into in connection therewith.

                               LifePoint Business

General

  LifePoint operates 23 general, acute care hospitals located in non-urban areas with an average population of approximately 27,000 (based on 1998 data). According to industry sources, population in LifePoint's markets is projected to grow on average in excess of 5% annually between 1998 and 2003, compared to the expected national growth rate of 2.4% over the same period. LifePoint will be a successor to the America Group, which was created by Columbia/HCA in November 1997 to operate these hospitals. In 21 of its 23 markets, LifePoint's hospital is the only hospital in the community. LifePoint's hospitals are located in the States of Alabama, Florida, Georgia, Kansas, Kentucky, Louisiana, Tennessee, Utah and Wyoming. All but five of LifePoint's hospitals are located in states that have certificate of need laws, which laws may have the effect of limiting the development of competing facilities. On March 23, 1999, LifePoint entered into a letter of intent to sell three of its general, acute care hospitals, Barrow Medical Center, Halstead Hospital and Trinity Hospital, for an aggregate purchase price of $25 million, plus a net working capital adjustment which is currently expected by management to result in an additional payment to Life Point of approximately $4.8 million. Consummation of this transaction is subject to execution of definitive documentation and there can be no assurance that this transaction will be consummated.

Principal Executive Offices

  LifePoint's principal executive offices are located at 4525 Harding Road, Suite 300, Nashville, Tennessee 37205 (telephone number (615) 344-6261). LifePoint's corporate website, which is expected to be in operation as of the distribution date, is http://www.lifepointhospitals.com. Information contained on LifePoint's website is not part of this information statement.

The Non-Urban Health Care Market

  LifePoint believes that growing, non-urban health care markets are attractive to health care service providers as a result of favorable demographic and economic trends and competitive conditions. All of LifePoint's facilities are located in non-urban markets.

  Because non-urban service areas have smaller populations, there are generally fewer hospitals and other health care service providers in each community, resulting in less direct competition for hospital-based services. Management believes that the smaller populations and relative dominance of the one or two acute care hospitals in these markets also limit the entry of alternate non-hospital providers, such as outpatient surgery centers or rehabilitation or diagnostic imaging centers, as well as managed care plans. In addition, LifePoint also believes that non-urban communities generally view the local hospital as a key part of the local community. Additionally, there is generally a lower level of managed care payer penetration (i.e., the relative proportion of the market population enrolled in managed care programs (HMOs and PPOs)) in LifePoint's markets than there is in urban markets.

  Management believes that the characteristics of the non-urban health care market provide LifePoint with attractive acquisition opportunities. Currently, the majority of non-urban hospitals are owned by not-for-profit and governmental entities that typically have limited access to capital to keep pace with advances in medical technology. In addition, such entities frequently lack the management resources necessary to control hospital expenses, recruit and retain physicians, expand healthcare services and comply with increasingly complex reimbursement and managed care requirements. As a result, patients may migrate to, may be referred by local physicians to, or may be lured by incentives from managed care plans to travel to, hospitals in larger, urban markets. Management believes that as a result of these pressures, not-for-profit and governmental owners of non-urban hospitals who wish to preserve the local availability of quality health care services have sought to sell or lease these hospitals to companies, like LifePoint, that have the access to capital and management resources which can better serve the community and are committed to the local delivery of health care.

Business Strategy

  LifePoint's strategy goals centered around the unique patient and health care provider needs and opportunities in its non-urban markets. LifePoint intends to manage its facilities to ensure that they operate in accordance with the strategic objectives described below:

  . Develop Facility-Specific Strategies for Non-Urban Markets. LifePoint has developed facility-specific strategies tailored for the unique characteristics of each of its non-urban markets. These strategies are intended to improve the quality and breadth of health care services, to provide an outstanding workplace for LifePoint's employees, to recognize and expand the hospitals' roles as community assets and to improve financial performance. By contrast, Columbia/HCA's strategy has been developed on a system-wide basis and has focused on building well-integrated facility networks with large urban facilities as the principal providers of specialty services.

  . Expand Breadth of Service and Reduce Patient Outmigration. LifePoint intends to increase revenues by broadening the scope of health care services available at its facilities, particularly in markets where significant outmigration is occurring, and to recruit physicians with a broader range of specialties. As an entity separate from Columbia/HCA, LifePoint will not have to compete with the Columbia/HCA facilities located in larger, urban markets for management attention, support resources and capital to finance expansion of the range of services offered at its hospitals. LifePoint has recently undertaken projects in a number of its hospitals targeted at expanding or renovating specialty service facilities including emergency room facilities, obstetric care, surgical capacity and outpatient services. Management believes that this expansion of available treatments and LifePoint's community focus should help to encourage local residents in LifePoint's non-urban markets to seek care at facilities within their communities and limit outmigration.

  . Strengthen Physician Recruiting and Retention. LifePoint seeks to enhance the quality of care available locally (and the revenue derived therefrom), and believes that recruiting physicians in local communities is critical to increasing the quality of health care and the breadth of available services. LifePoint recruited 88 physicians in 1998, the majority of whom were added during the second half of the year. LifePoint believes that its recent recruiting success is largely attributable to the announcement of its spin-off as an independent company and the community-based focus of its new management team. As part of LifePoint's physician recruitment program in 1999, LifePoint plans to focus primarily on recruiting additional specialty care physicians. LifePoint also intends to take advantage of its management focus to work more effectively with individual physicians and physician practices. Management believes that expansion of the range of available treatments at its hospitals should also assist in physician recruiting.

  . Retain and Develop Stable Management. Management believes that achieving long-term retention of executive teams at the hospitals will enhance medical staff relations and maintain continuity of relationships within the community. LifePoint intends to focus its recruitment of managers and health care professionals on those who wish to live and practice in the communities in which LifePoint's hospitals are located. In the past, managers and health care professionals employed at LifePoint hospitals sometimes relocated to advance their careers elsewhere within the Columbia/HCA system. LifePoint expects that its ability to provide equity-based compensation linked to its performance should assist in management retention.

  . Improve Managed Care Position. As part of Columbia/HCA, LifePoint's facilities typically have been included in managed care contracts negotiated by Columbia/HCA on a market-wide basis emphasizing large urban facilities. LifePoint believes that independence from Columbia/HCA and the lower managed care penetration in its markets will enable it over time to negotiate contract terms that are generally more favorable for its facilities and to decrease the level of discount arrangements in which it participates. LifePoint's hospitals do not participate in capitation arrangements and LifePoint does not intend to do so in the future.

  . Improve Expense Management. LifePoint has begun to implement cost control initiatives designed to reduce labor costs and improve labor productivity, control supplies expense and reduce uncollectible revenues. These initiatives include adjusting staffing levels according to patient volumes, modifying supply purchases according to patient need and providing training to hospital staff in more efficient billing and collection processes.

  . Acquire Other Hospitals. Management intends to pursue a disciplined acquisition strategy that will seek to identify and acquire attractive hospitals in non-urban markets. In the past, Columbia/HCA has been reluctant to pursue acquisitions of such facilities because non-urban hospitals were not consistent with Columbia's urban market focus. LifePoint will seek to acquire hospitals that are located in non-urban markets with above average population growth, a strong economic base and a favorable payor mix.

Operations

  LifePoint's general, acute care hospitals usually provide the range of medical and surgical services commonly available in hospitals in non-urban markets. These hospitals also provide diagnostic and emergency services, as well as outpatient and ancillary services such as outpatient surgery, laboratory, radiology, respiratory therapy and physical therapy.

  Each of LifePoint's hospitals is governed by a board of trustees, which includes members of the hospital's medical staff as well as community leaders. The board of trustees establishes policies concerning medical, professional and ethical practices, monitors such practices, and is responsible for ensuring that these practices conform to established standards. LifePoint maintains quality assurance programs to support and monitor quality of care standards and to meet accreditation and regulatory requirements. Patient care evaluations and other quality of care assessment activities are monitored on a continuing basis.

  Like most hospitals located in non-urban areas, LifePoint's hospitals do not engage in extensive medical research and medical education programs. However, a number of LifePoint's hospitals have an affiliation with medical schools, including the clinical rotation of medical students.

  In addition to providing capital resources, LifePoint will make available a variety of management services to its health care facilities. These services will include information systems; ethics and compliance programs; leasing contracts; accounting, financial and clinical systems; legal support; personnel management; internal auditing; and resource management. Some of these services initially will be provided through transitional arrangements made with Columbia/HCA. LifePoint also will participate and have an equity interest, along with Columbia/HCA and Triad, in a group purchasing organization which will make certain national supply and equipment contracts available to LifePoint's facilities. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution" and "--Other Agreements."

Services and Utilization

  LifePoint believes that two important factors relating to the overall utilization of a hospital are the quality and market position of the hospital and the number, quality and specialties of physicians providing patient care within the facility. Generally, LifePoint believes that the ability of a hospital to meet the health care needs of its community is determined by its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors which impact utilization include the size of and growth in local population, local economic conditions, the availability of reimbursement programs such as Medicare and Medicaid and market penetration of managed care programs. Utilization across the industry also is being affected by improved treatment protocols as a result of advances in medical technology and pharmacology.

  The following table sets forth certain operating statistics for consolidated hospitals owned by LifePoint for each of the past five years ended December 31. Medical/surgical hospital operations are subject to certain seasonal fluctuations, including decreases in patient utilization during holiday periods and increases in patient utilization during the cold weather months.

                                            Years Ended December 31,
                                      ----------------------------------------
                                       1998     1997     1996    1995    1994
                                      -------  -------  ------  ------  ------
Number of hospitals at end of
 period.............................       23       22      22      20      20
Number of licensed beds at end of
 period (a).........................    2,108    2,080   2,074   1,881   1,843
Weighted average licensed beds (b)..    2,122    2,078   2,060   1,862   1,783
Admissions (c)......................   62,264   60,487  59,381  54,549  52,681
Equivalent admissions (d)...........  109,336  105,126  98,869  88,915  81,708
Average length of stay (days) (e)...      4.4      4.4     4.7     4.8     4.9
Average daily census (f)............      742      733     755     713     713
Occupancy rate (g)..................       35%      35%     37%     38%     40%

--------
(a) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(b) Represents the average number of licensed beds weighted based on periods owned.
(c) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to LifePoint's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(d) Equivalent admissions is used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(e) Represents the average number of days admitted patients stay in LifePoint's hospitals. Average length of stay has declined due to the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures, and by technological and pharmaceutical improvements.
(f) Represents the average number of patients in LifePoint's hospital beds each day.
(g) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms. The declining occupancy rate is primarily attributed to the trend toward more services, that were previously performed in an inpatient setting, being performed on an outpatient basis and the decline in average length of stay per admission.

  LifePoint's hospitals have experienced significant shifts from inpatient to outpatient care as well as decreases in average lengths of inpatient stay, primarily as a result of improvements in technology and clinical practices and hospital payment changes by Medicare, insurance carriers and self-insured employers. These hospital payment changes generally encourage the utilization of outpatient, rather than inpatient, services whenever possible, and shortened lengths of stay for inpatient care. In response to this shift toward outpatient care, LifePoint is reconfiguring certain hospitals to more effectively accommodate outpatient services and restructuring existing surgical capacity to permit additional outpatient volume and a greater variety of outpatient services.

Sources of Revenue

  LifePoint receives payment for patient services from the Federal government primarily under the Medicare program, state governments under their respective Medicaid programs, HMOs, PPOs and other private insurers, as well as directly from patients. The approximate percentages of net patient revenues from continuing operations of LifePoint's facilities from such sources during the periods specified below were as follows:

                                                               Years Ended
                                                              December 31,
                                                            -------------------
                                                            1998   1997   1996
                                                            -----  -----  -----
     Medicare..............................................  37.8%  39.4%  40.9%
     Medicaid..............................................  11.1   11.1   11.5
     Other sources.........................................  51.1   49.5   47.6
                                                            -----  -----  -----
       Total............................................... 100.0% 100.0% 100.0%
                                                            =====  =====  =====

  Medicare is a Federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a Federal-state program administered by the states which provides hospital benefits to qualifying individuals who are unable to afford care. All of LifePoint's hospitals are certified as providers of Medicare and Medicaid services. Amounts received under the Medicare and Medicaid programs are generally significantly less than the hospital's customary charges for the services provided.

  To attract additional volume, most of LifePoint's hospitals offer discounts from established charges to certain large group purchasers of health care services, including private insurance companies, employers, HMOs, PPOs and other managed care plans. These discount programs limit LifePoint's ability to increase charges in response to increasing costs. See "LifePoint Business-- Competition." In addition to government programs, LifePoint is reimbursed by private payers including HMOs, PPOs, private insurance companies, employers and individual private payers. Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, HMOs or PPOs, but are responsible for services not covered by such plans, exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or business payers. For more information on the reimbursement programs on which LifePoint's revenues are dependent, see "Government and Other Sources of Reimbursement for LifePoint and Triad."

Competition

  The primary bases of competition among hospitals in non-urban markets are the quality and scope of medical services, availability of physicians, location, community reputation and, to a lesser extent, price. Generally, LifePoint serves markets in which its hospital is the only hospital in the community. Therefore, most of LifePoint's hospitals face less competition in their immediate patient service areas than would be expected in larger communities. While LifePoint's hospitals are generally the primary provider of institutional health care services in their respective communities, its hospitals face competition from hospitals in surrounding communities, including larger tertiary care centers and, in some cases, other non-urban hospitals. Some of the hospitals that compete with LifePoint are owned by tax-supported governmental agencies or by not-for-profit entities supported by endowments and charitable contributions which can finance capital expenditures on a tax-exempt basis.

  One of the most significant factors in the competitive position of a hospital is the number and quality of physicians affiliated with the hospital. Although physicians may at any time terminate their affiliation with a hospital operated by LifePoint, LifePoint's hospitals seek to retain physicians of varied specialties on the hospitals' medical staffs and to attract other qualified physicians. LifePoint believes that physicians refer patients to a hospital primarily on the basis of the quality of services it renders to patients and physicians, the quality of other physicians on the medical staff, the location of the hospital and the quality of the hospital's facilities, equipment and employees. Accordingly, LifePoint strives to maintain high ethical and professional standards and quality facilities, equipment, employees and services for physicians and their patients.

  Another factor in the competitive position of a hospital is management's ability to negotiate service contracts with purchasers of group health care services. HMOs and PPOs attempt to direct and control the use of hospital services through managed care programs and to obtain discounts from hospitals' established charges. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established charges. Generally, hospitals compete for service contracts with group health care service purchasers on the basis of market reputation, geographic location, quality and range of services, quality of the medical staff, convenience and price. The importance of obtaining contracts with managed care organizations varies from market to market, depending on the market strength of such organizations. Managed care contracts generally are less important in the non-urban markets served by LifePoint than they are in urban and suburban markets where there is typically a higher level of managed care penetration.

  State certificate of need ("CON") laws, which place limitations on a hospital's ability to expand hospital services and add new equipment, also may have the effect of restricting competition. Every state in which LifePoint operates has CON laws except Kansas, Louisiana, Utah and Wyoming. The application process for approval of covered services, facilities, changes in operations and capital expenditures is, therefore, highly competitive. In those states which have no CON laws or which set relatively high thresholds before expenditures become reviewable by state authorities, competition in the form of new services, facilities and capital spending may be more prevalent. LifePoint has not experienced, and does not expect to experience, any material adverse effects from state CON requirements or from the imposition, elimination or relaxation of such requirements. See "Government Regulation and Other Factors Affecting LifePoint and Triad."

  LifePoint, and the health care industry as a whole, face the challenge of continuing to provide quality patient care while dealing with rising costs, strong competition for patients and a general reduction of reimbursement rates by both private and government payers. As both private and government payers reduce the scope of what may be reimbursed and reduce reimbursement levels for what is covered, Federal and state efforts to reform the health care system may further impact reimbursement rates. Changes in medical technology, existing and future legislation, regulations and interpretations and competitive contracting for provider services by private and government payers may require changes in LifePoint's facilities, equipment, personnel, rates and/or services in the future.

  The hospital industry and LifePoint's hospitals continue to have significant unused capacity. Inpatient utilization, average lengths of stay and average inpatient occupancy rates continue to be negatively affected by payer-required pre-admission authorization, utilization review, and payment mechanisms to maximize outpatient and alternative health care delivery services for less acutely ill patients. Admissions constraints, payer pressures and increased competition are expected to continue. LifePoint will endeavor to meet these challenges by expanding its facilities' outpatient services, offering appropriate discounts to private payer groups, upgrading facilities and equipment, and offering new programs and services.

  One element of LifePoint's business strategy is expansion through the acquisition of acute care hospitals in growing non-urban markets. The competition to acquire non-urban hospitals is significant, and there can be no assurance that suitable acquisitions, for which other health care companies (including those with greater financial resources than LifePoint) may be competing, can be accomplished on terms favorable to LifePoint or that financing, if necessary, can be obtained for such acquisitions. LifePoint believes that often the acquiror will be selected for a variety of reasons and not exclusively on the basis of price. LifePoint believes that its strategic goals align its interests with those of the local communities served by its hospitals. LifePoint believes that its commitment to maintaining the local availability of health care services, together with the reputation of LifePoint's hospitals for providing market-specific, high quality health care, its focus on physician recruiting and retention, its management's operating experience, and its direct access to capital will enable LifePoint to compete successfully for acquisitions.

Properties

  The following table lists the hospitals owned (except as otherwise indicated) by the America Group of Columbia/HCA (the assets of which will be transferred to LifePoint prior to the distribution) as of December 31, 1998:

                                                                         Licensed
Facility Name                          City                      State     Beds
-------------                          ----                      -----   --------
Andalusia Hospital                     Andalusia                  AL       101
Bartow Memorial Hospital (1)           Bartow                     FL         56
Barrow Medical Center(2)               Winder                     GA        56
Western Plains Regional Hospital (3)   Dodge City                 KS       110
Halstead Hospital(2)                   Halstead                   KS       177
Georgetown Community Hospital          Georgetown                 KY        75
PineLake Regional Hospital             Mayfield                   KY       106
Meadowview Regional Medical Center     Maysville                  KY       111
Bourbon Community Hospital             Paris                      KY        58
Logan Memorial Hospital                Russellville               KY       100
Lake Cumberland Regional Hospital      Somerset                   KY       227
Riverview Medical Center               Gonzales                   LA       104
Springhill Medical Center              Springhill                 LA        63
Smith County Memorial Hospital         Carthage                   TN        63
Trinity Hospital(2)                    Erin                       TN        40
Crockett Hospital                      Lawrenceburg               TN       107
Livingston Regional Hospital           Livingston                 TN       116
Hillside Hospital                      Pulaski                    TN        95
Emerald-Hodgson Hospital               Sewanee                    TN        24
Southern Tennessee Medical Center      Winchester                 TN       126
Castleview Hospital                    Price                      UT        84
Ashley Valley Medical Center           Vernal                     UT        39
Riverton Memorial Hospital             Riverton                   WY        70

--------
(1) The America Group operates and is general partner of a partnership that leases and operates Bartow Memorial Hospital.

(2) On March 23, 1999 LifePoint entered into a letter of intent to sell these hospitals.

(3) The America Group operates and holds a majority equity interest in a consolidated joint venture which owns and operates Western Plains Regional Hospital.

  Medical office buildings also are operated in conjunction with its hospitals. These office buildings are primarily occupied by physicians who practice at LifePoint's hospitals.

  LifePoint's headquarters are located in approximately 17,280 square feet of space in one office building in Nashville, Tennessee. After the distribution date, LifePoint will sub-lease this space from Columbia/HCA. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Lease Agreements."

  LifePoint's headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for LifePoint's present needs.

Employees and Medical Staff

  At December 31, 1998, LifePoint had approximately 6,800 employees, including approximately 1,780 part-time employees. No LifePoint employees are subject to collective bargaining agreements. LifePoint considers its employee relations to be good. While some of LifePoint's hospitals experience union organizing activity from time to time, LifePoint does not expect such efforts to materially affect its future operations. LifePoint's hospitals, like most hospitals, have experienced labor costs rising faster than the general inflation rate. There can be no assurance as to future availability and cost of qualified medical personnel.

  LifePoint's hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. Any licensed physician may apply to be admitted to the medical staff of any of LifePoint's hospitals, but admission to the staff must be approved by the hospital's medical staff and the appropriate governing board of the hospital in accordance with established credentialling criteria. With certain exceptions, physicians generally are not employees of LifePoint's hospitals. However, LifePoint has conducted a physician practice management program pursuant to which some physicians provide services in LifePoint's hospitals by contract. After the distribution, LifePoint intends to limit the scope of its physician practice management program.

LifePoint's Regulatory Compliance Program

  It is LifePoint's policy that its business be conducted with integrity and in compliance with the law. LifePoint has in place and continues to develop a corporate-wide compliance program, which focuses on all areas of regulatory compliance, including physician recruitment, reimbursement and cost reporting practices, and laboratory operations.

  This regulatory compliance program is intended to ensure that high standards of conduct are maintained in the operation of LifePoint's business and to help ensure that policies and procedures are implemented so that employees act in full compliance with all applicable laws, regulations and company policies. Under the regulatory compliance program, LifePoint will provide initial and periodic legal compliance and ethics training to every employee, review various areas of LifePoint's operations, and develop and implement policies and procedures designed to foster compliance with the law. LifePoint will regularly monitor its ongoing compliance efforts. The program also will include a mechanism for employees to report, without fear of retaliation, any suspected legal or ethical violations to their supervisors or designated compliance officers in the LifePoint's hospitals.

Legal Proceedings

  LifePoint is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, breach of management contracts or for wrongful restriction of or interference with physician's staff privileges. In certain of these actions, plaintiffs request punitive or other damages that may not be covered by insurance. LifePoint is currently not a party to any such proceeding which, in management's opinion, would have a material adverse effect on LifePoint's business, financial condition or results of operations.

                                 Triad Business

General

  Triad will be organized as a Delaware corporation to own and operate the health care services business that has constituted the Pacific Group of Columbia/HCA. The Pacific Group (the assets of which will be transferred to Triad prior to the distribution) was formed by Columbia/HCA in November 1997. After the distribution, Triad will continue to provide health care services through its hospitals and ambulatory surgery centers located in small cities and selected high growth urban markets in the Southern, Western and Southwestern United States.

  As of December 31, 1998, the Pacific Group comprised 38 general, acute care hospitals, 1 psychiatric hospital, and 17 ambulatory surgery centers (excluding 2 surgery centers that are not consolidated for accounting purposes), located in the States of Alabama, Arizona, Arkansas, California, Kansas, Louisiana, Missouri, New Mexico, Oklahoma, Oregon and Texas. One hospital included among these facilities is operated through a 50/50 joint venture that is not consolidated for financial reporting purposes. Triad's management has focused on streamlining Triad's portfolio of facilities to eliminate those with poor financial performance, weak competitive market positions or locations in certain urban markets. As a result of this initiative, Triad has decided to divest certain of its facilities and, since December 31, 1998, has sold one of its general, acute care hospitals, has transferred under long-term lease two of its hospitals and three of its ambulatory surgery centers to an unaffiliated third party and has ceased operations of another hospital. Triad currently intends to sell an additional four of its general, acute care hospitals, its one psychiatric hospital, and certain of the ambulatory surgery centers that it operated as of December 31, 1998. In addition, Triad has entered into an agreement to swap one hospital, Doctors Hospital of Laredo, for another hospital located in Victoria, Texas. Following these divestitures and the cessation of operations of one hospital, Triad expects its facilities to include 32 hospitals (including the hospital operated through a joint venture and two hospitals leased to and operated by an unaffiliated third party), as well as 14 ambulatory service centers. In addition, Triad intends to open a new hospital in May 1999 through a 50/50 joint venture.

  In addition to providing capital resources, Triad will make available a variety of management services to its health care facilities. These services will include ethics and compliance programs; leasing contracts; accounting, financial and clinical systems; governmental reimbursement assistance; information systems; legal support; personnel management and internal audit; access to regional managed care networks; and resource management. Some of these services initially will be provided through transitional arrangements made with Columbia/HCA. Triad also will participate and have an equity interest, along with Columbia/HCA and LifePoint, in a group purchasing organization which will make certain national supply and equipment contracts available to Triad's facilities. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to Distribution" and "--Other Agreements."

Principal Executive Offices

  Triad's principal executive offices are located at 13455 Noel Road, 20th Floor, Dallas, Texas 75240 (telephone number (972) 701-2200). Triad's corporate Website address is http://www.triadhospitals.com. Information contained on Triad's Website is not part of this information statement.

Triad's Markets

  Most of Triad's facilities are located in two distinct types of markets in the Southern, Western and Southwestern United States. After completion of the planned divestitures and cessation of operations, three-quarters of Triad's 32 hospitals will be located in small cities (generally with populations of less than 150,000 residents and located more than 60 miles from a major urban center), where Triad's hospital is usually either the only hospital or one of two or three hospitals. The remainder of Triad's 32 hospitals will be located in five larger urban areas. The urban areas where Triad operates are typically characterized by a high rate of population growth (e.g., Phoenix and Tucson, Arizona). Approximately half of Triad's facilities are located in the States of Arizona and Texas.

  Small Cities

  Triad believes that the small cities of the Southern, Western and Southwestern United States are attractive to health care service providers as a result of favorable demographic and economic trends. Twenty-eight of the thirty-eight general, acute care hospitals that Triad operated as of December 31, 1998 (including the hospital operated through a joint venture) were located in these markets. Of these hospitals, fifteen hospitals were located in communities where they currently are the sole hospital and nine hospitals were located in communities where they currently are one of only two hospitals. After completion of the planned divestitures and the cessation of operations described above, twenty-four of Triad's thirty-two remaining general, acute care hospitals will be located in small cities. Of these, twelve will be located in communities where they currently are the sole hospital and nine hospitals will be located in communities where they currently are one of only two hospitals.

  While Triad's hospitals located in these small cities are more likely to face direct competition than facilities located in smaller non-urban markets, that competition usually is limited to a single competitor in the relevant market. Triad believes that the smaller populations and relative dominance of the one or two acute care hospitals in these markets also limit the entry of alternate non-hospital providers, such as outpatient surgery centers or rehabilitation or diagnostic imaging centers, as well as managed care plans.

  Larger Urban Markets

  Ten of the thirty-eight general, acute care hospitals that Triad operated as of December 31, 1998 were located in larger urban markets of the Southern, Western and Southwestern United States, and after completion of the planned divestitures and closure described above, eight of Triad's thirty-two remaining general, acute care hospitals will be located in such urban markets. The new facility that Triad is currently building is also located in an urban market.

  In addition to the direct competition Triad faces from other health care providers in its markets, there are higher levels of managed care penetration in the larger urban markets (i.e., the relative proportion of the market population enrolled in managed care programs (HMOs and PPOs)).

Business Strategy

  Triad's primary objectives are to provide quality health care services and to enhance the financial performance of the company by increasing utilization of its facilities and improving operating efficiencies, using the following strategies:

  . Build on Position in Small Cities and High Population Growth Urban Markets. Triad believes that, as a result of its efforts to streamline its base of assets, it is well positioned to build upon its portfolio of facilities in the Southern, Western and Southwestern United States. Triad also believes that, unlike rural markets which have small populations, Triad's small-city markets can support increased specialty services which produce relatively higher revenues than other health care services. In addition, in Triad's small-city markets, managed care penetration (i.e., the relative proportion of the market enrolled in managed care programs (HMOs and PPOs)) is generally lower than in urban areas and, therefore, Triad believes that it will be in a better position to negotiate more favorable managed care contracts in these markets. Triad also intends to strengthen its competitive position in the fast growing larger urban areas of the Southwest where it currently operates.

  . Recruit Physicians. Triad plans to actively recruit additional primary care physicians. Triad believes that primary care physicians are frequently the first contact point for a patient and that each hospital must establish strong physician relationships in its community in order to enhance patient care and fulfill the needs of the growing population in its markets.

  .  Enhance Specialty Services, Outpatient Services and Emergency
     Rooms. Triad believes that many of its markets are large enough to support additional specialty services, such as women's centers, orthopedic facilities, oncology centers and neurology care, and intends to selectively increase these services in order to reduce patient outmigration to urban hospitals. To support this expansion of specialty services, Triad plans to actively recruit additional specialists to its facilities. Recognizing that the shift from inpatient to outpatient care recently experienced by the health care industry is likely to continue, Triad intends to enhance access to and the convenience of its outpatient service capabilities by improving its free-standing ambulatory surgery centers, restructuring its hospital facilities and surgery capacity to better accommodate outpatient treatment, and improving its emergency room facilities.


  . Improve Operating Efficiences Through Enhanced Cost Management and Resource Control. Triad has initiated several measures to improve the financial performance of its facilities through greater control of operating expenses. Triad has focused on reducing salaries, wages and benefits, the largest component of operating expense, at the facility level. Triad also has instituted a financial training program for its hospital managers to teach effective management of hospital revenues and expenses. Triad plans to improve resource management through cooperative initiatives with physicians to eliminate unnecessary tests and procedures.

  . Develop Strong Relationships with Physicians. Triad believes recruiting and retaining motivated physicians is vitally important to its long term success. Triad believes a model for effective health care service delivery can be developed cooperatively with physicians and the hospitals which will result in improved quality of care. In each of its markets, Triad has established a Physician Leadership Group made up of leading area physicians who will work with corporate and hospital management to establish local priorities. Corporate objectives will be addressed by a national Physician Leadership Group comprised of representatives of local Physician Leadership Groups and members of Triad management. In an effort to further improve communication with its physicians, Triad has appointed a senior manager who is an experienced physician to oversee physician relations.

  . Grow Through Existing Hospital Expansion, New Hospital and Ambulatory Surgery Center Construction and Selective Acquisitions. Triad intends to identify expansion opportunities in areas where management perceives that demand is not being adequately met due to rapid population growth or insufficient existing health care services. Triad plans to selectively expand its existing hospitals by adding additional clinical facilities or medical office buildings. Triad plans to construct new hospitals and also may seek to make acquisitions in select markets. Triad is currently in the process of building a new facility in South Tulsa, Oklahoma through a joint venture with Hillcrest Healthcare Systems. The facility is scheduled to open in May 1999 and will be 50% owned by Triad. Triad believes that potential acquisition opportunities may arise when other health care providers choose to divest facilities or when independent hospitals believe that they can benefit from becoming part of a larger hospital company. Currently, Triad does not have specific plans for additional new facilities or acquisitions.

Operations

  Triad's general, acute care hospitals typically provide a full range of services commonly available in hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. These hospitals also generally provide outpatient and ancillary health care services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. Outpatient services also are provided by ambulatory surgery centers operated by Triad. In addition, certain of Triad's general, acute care hospitals have a limited number of licensed psychiatric beds.

  Each of Triad's hospitals is governed by a board of trustees, which includes members of the hospital's medical staff. The board of trustees establishes policies concerning the medical, professional and ethical practices, monitors such practices, and is responsible for ensuring that these practices conform to established standards. Triad maintains quality assurance programs to support and monitor quality of care standards and to meet accreditation and regulatory requirements. Patient care evaluations and other quality of care assessment activities are monitored on a continuing basis.

Services and Utilization

  Hospital revenues depend upon inpatient occupancy levels, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary significantly depending on the type of service (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital.

  Triad believes that important factors relating to the overall utilization of a hospital include the quality and market position of the hospital and the number, quality and specialities of physicians providing patient care within the facility. Generally, Triad believes that the ability of a hospital to meet the health care needs of its community is determined by its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors which impact utilization include the growth in local population, local economic conditions, market penetration of managed care programs and the availability of reimbursement programs such as Medicare and Medicaid. Utilization across the industry also is being affected by improved treatment protocols as a result of advances in medical technology and pharmacology.

  The following table sets forth certain operating statistics for hospitals owned by Triad for each of the past five years ended December 31.
Medical/surgical hospital operations are subject to certain seasonal fluctuations, including decreases in patient utilization during holiday periods and increases in patient utilization during the cold weather months.

                                          Years Ended December 31,
                                   -------------------------------------------
                                    1998     1997     1996     1995     1994
                                   -------  -------  -------  -------  -------
Number of hospitals at end of
 period..........................       38       38       38       39       38
Number of licensed beds at end of
 period (a)......................    5,909    5,859    5,872    5,926    5,660
Weighted average licensed beds
 (b).............................    5,877    5,860    5,882    5,900    5,325
Admissions (c)...................  169,590  172,926  171,265  170,392  147,923
Equivalent admissions (d)........  276,771  275,125  266,660  257,292  211,382
Average length of stay (days)
 (e).............................      4.9      4.9      5.0      5.2      5.2
Average daily census (f).........    2,260    2,326    2,338    2,405    2,111
Occupancy rate (g)...............       39%      40%      40%      41%      40%

--------
(a) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(b) Represents the average number of licensed beds weighted based on periods owned.
(c) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to Triad's hospitals and is used by management and certain investors as a general measure of inpatient volume.
(d) Equivalent admissions is used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(e) Represents the average number of days admitted patients stay in Triad's hospitals. Average length of stay has declined due to the continuing pressures from managed care and other payers to restrict admissions and reduce the number of days that are covered by the payers for certain procedures, and by technological and pharmaceutical improvements.
(f) Represents the average number of patients in Triad's hospital beds each day.
(g) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms. The declining occupancy rate is primarily attributed to the trend toward more services, that were previously performed in an inpatient setting, being performed on an outpatient basis and the decline in average length of stay per admission.

  Triad's hospitals have experienced significant shifts from inpatient to outpatient care as well as decreases in average lengths of inpatient stay, primarily as a result of improvements in technology and clinical practices and hospital payment changes by Medicare, insurance carriers and self-insured employers. These hospital payment changes generally encourage the utilization of outpatient, rather than inpatient, services whenever possible, and shortened lengths of stay for inpatient care. Triad has responded to the outpatient trend by enhancing its hospitals' outpatient service capabilities, including (i) dedicating resources to its freestanding ambulatory surgery centers at or near certain of its hospital facilities, (ii) reconfiguring certain hospitals to more effectively accommodate outpatient treatment by, among other things, providing more convenient registration procedures and separate entrances, and
(iii) restructuring existing surgical capacity to allow a greater number and range of procedures to be performed on an outpatient basis. Triad's facilities will continue to emphasize those outpatient services that can be provided on a quality, cost-effective basis and that the company believes will experience increased demand.

Sources of Revenue

  Triad receives payment for patient services from the Federal government primarily under the Medicare program, state governments under their respective Medicaid programs, HMOs, PPOs and other private insurers as well as directly from patients. The approximate percentages of net patient revenues from continuing operations of Triad's facilities from such sources during the periods specified below were as follows:

                                                               Years Ended
                                                              December 31,
                                                            -------------------
                                                            1998   1997   1996
                                                            -----  -----  -----
     Medicare..............................................  34.6%  35.4%  36.5%
     Medicaid..............................................   6.5    6.0    6.9
     Other sources.........................................  58.9   58.6   56.6
                                                            -----  -----  -----
       Total............................................... 100.0% 100.0% 100.0%
                                                            =====  =====  =====

  Medicare is a Federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a Federal-state program administered by the states which provides hospital benefits to qualifying individuals who are unable to afford care. All of Triad's hospitals are certified as providers of Medicare and Medicaid services. Amounts received under the Medicare and Medicaid programs are generally significantly less than the hospital's customary charges for the services provided.

  To attract additional volume, most of Triad's hospitals offer discounts from established charges to certain large group purchasers of health care services, including private insurance companies, employers, HMOs, PPOs and other managed care plans. These discount programs limit Triad's ability to increase charges in response to increasing costs. See "--Competition." In addition to government programs, Triad is reimbursed by private payers including HMOs, PPOs, private insurance companies, employers and individual private payers. Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, HMOs or PPOs, but are responsible for services not covered by such plans, exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or business payers. For more information on the reimbursement programs on which Triad's revenues are dependent, see "Government and Other Sources of Reimbursement for LifePoint and Triad."

Competition

  The competition among hospitals and other health care providers has intensified in recent years as hospital occupancy rates have declined. Triad's strategies are designed, and management believes that its hospitals are positioned, to be competitive under these changing circumstances.

  Fifteen of the general, acute care hospitals operated by Triad as of December 31, 1998 (including the hospital operated through a joint venture) were located in geographic areas where they were the only hospital in the community. These hospitals generally face less competition in their immediate patient service areas than would be expected in larger communities, and there is usually a lower level of managed care penetration in these areas than there would be in larger urban markets. While these Triad hospitals are generally the primary provider of hospital services in their respective communities, they face competition from larger tertiary care centers. Although these competitive hospitals may be as far as 30 to 50 miles away, patients may migrate to, may be referred by local physicians to, or may be lured by incentives from managed care plans to travel to, such distant hospitals.

  Eleven of the general, acute care hospitals operated by Triad as of December 31, 1998 were located in geographic areas where they competed with only one other hospital. The remaining 12 general, acute care hospitals were located in geographic areas where they competed with more than one other hospital. Additionally, in the past several years, the number of freestanding outpatient surgery and diagnostic centers in the geographic areas in which Triad operates has increased significantly. As a result, Triad's hospitals operate in an increasingly competitive environment. The rates charged by Triad's hospitals are intended to be competitive with those charged by other local hospitals for similar services. In some cases, competing hospitals are more established than Triad's hospitals. Certain of these competing facilities, particularly in Triad's urban markets, offer services, including extensive medical research and medical education programs, which are not offered by Triad's facilities. In addition, in certain of the urban markets where Triad operates, there are large teaching hospitals which provide highly specialized facilities, equipment and services which may not be available at Triad's hospitals. Also, some of the hospitals that compete with Triad's facilities are owned by tax-supported governmental agencies or by not-for-profit entities supported by endowments and charitable contributions which can finance capital expenditures on a tax-exempt basis.

  One of the most significant factors in the competitive position of a hospital is the number and quality of physicians affiliated with the hospital. Although physicians may at any time terminate their affiliation with a hospital operated by Triad, Triad's hospitals seek to retain physicians of varied specialties on the hospitals' medical staffs and to attract other qualified physicians. Triad believes that physicians refer patients to a hospital primarily on the basis of the quality of services it renders to patients and physicians, the quality of other physicians on the medical staff, the location of the hospital and the quality of the hospital's facilities, equipment and employees. Accordingly, Triad strives to maintain high ethical and professional standards and quality facilities, equipment, employees and services for physicians and their patients.

  Another major factor in the competitive position of a hospital is management's ability to negotiate service contracts with purchasers of group health care services. HMOs and PPOs attempt to direct and control the use of hospital services through managed care programs and to obtain discounts from hospitals' established charges. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established charges. Generally, hospitals compete for service contracts with group health care service purchasers on the basis of price, market reputation, geographic location, quality and range of services, quality of the medical staff and convenience. The importance of obtaining contracts with managed care organizations varies from market to market depending on the market strength of such organizations.

  State CON laws, which place limitations on a hospital's ability to expand hospital services and add new equipment, may also have the effect of restricting competition. Alabama is the only state where Triad operates that has CON laws affecting acute care services. The application process for approval of covered services, facilities, changes in operations and capital expenditures in Alabama is, therefore, highly competitive. In those states which have no CON laws or which set relatively high thresholds before expenditures become reviewable by state authorities, competition in the form of new services, facilities and capital spending is more prevalent. Triad has not experienced, and does not expect to experience, any material adverse effects from state CON requirements or from the imposition, elimination or relaxation of such requirements. See "Government Regulation and Other Factors Affecting LifePoint and Triad."

  Triad, and the health care industry as a whole, face the challenge of continuing to provide quality patient care while dealing with rising costs, strong competition for patients and a general reduction of reimbursement rates by both private and government payers. As both private and government payers reduce the scope of what may be reimbursed and reduce reimbursement levels for what is covered, Federal and state efforts to reform the health care system may further impact reimbursement rates. Changes in medical technology, existing and future legislation, regulations and interpretations and competitive contracting for provider services by private and government payers may require changes in Triad's facilities, equipment, personnel, rates and/or services in the future.

  The hospital industry and Triad's hospitals continue to have significant unused capacity. Inpatient utilization, average lengths of stay and average occupancy rates continue to be negatively affected by payer-required pre-admission authorization, utilization review and payer pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Admissions constraints, payer pressures and increased competition are expected to continue. Triad endeavors to meet these challenges by expanding many of its facilities to include outpatient centers, offering discounts to private payer groups, upgrading facilities and equipment and offering new programs and services.

Properties

  The following table lists the hospitals owned (except as otherwise indicated) by the Pacific Group of Columbia/HCA (the assets of which will be transferred to Triad prior to the distribution) as of December 31, 1998. As described in the table, the Pacific Group has sold or currently intends to sell certain of the general, acute care hospitals and its psychiatric hospital.

                                                                          Licensed
Facility Name                           City                      State     Beds
-------------                           ----                      -----   --------
Crestwood Medical Center                Huntsville                 AL       120
DeQueen Regional Medical Center         DeQueen                    AR       122
Medical Center of South Arkansas (1)    El Dorado                  AR       360
Medical Park Hospital                   Hope                       AR        91
Phoenix Regional Medical Center         Phoenix                    AZ       290
Paradise Valley Hospital                Phoenix                    AZ       162
El Dorado Hospital                      Tucson                     AZ       166
Northwest Hospital                      Tucson                     AZ       174
San Leandro Hospital                    San Leandro                CA       136
Mission Bay Memorial Hospital           San Diego                  CA       128
Overland Park Regional Medical Center
 (2)                                    Overland Park              KS       360
Women & Children's Hospital             Lake Charles               LA        80
Independence Regional Health Center
 (2)                                    Independence               MO       366
Medical Center of Carlsbad              Carlsbad                   NM       135
Lea Regional Hospital                   Hobbs                      NM       250
Claremore Regional Hospital             Claremore                  OK        89
Willamette Valley Medical Center        McMinnville                OR        80
Douglas Medical Center                  Roseburg                   OR       118
Panhandle Surgical Hospital             Amarillo                   TX        21
Alice Regional Hospital                 Alice                      TX       131
Brownwood Regional Medical Center (3)   Brownwood                  TX       218
College Station Medical Center          College Station            TX       119
Navarro Regional Hospital               Corsicana                  TX       168
Doctors Hospital of Laredo (4)          Laredo                     TX       117
Longview Regional Hospital              Longview                   TX       164
Woodland Heights Medical Center         Lufkin                     TX       127
Medical Center of Pampa                 Pampa                      TX       107
San Angelo Community Medical Center     San Angelo                 TX       165
Community Medical Center of Sherman     Sherman                    TX       160
Medical Center at Terrell (3)           Terrell                    TX       130
DeTar Hospital                          Victoria                   TX       217
Gulf Coast Medical Center               Wharton                    TX       161

Divested:

Palm Drive Hospital                     Sebastopol                 CA        49
Wagoner Community Hospital (5)          Wagoner                    OK       100

Held For Sale:

Beaumont Medical and Surgical Hospital  Beaumont                   TX       366
Silsbee Doctors Hospital                Silsbee                    TX        69
West Anaheim Medical Center             Anaheim                    CA       219
Huntington Beach Hospital               Huntington Beach           CA       134
Research Psychiatric Center (6)         Kansas City                MO       100

--------
(1) The Pacific Group holds a fifty percent equity interest in a non-consolidated joint venture which owns and operates the Medical Center of South Arkansas.

(2) The Pacific Group continues to own the assets related to these hospitals, but has transferred the exclusive rights to use and control the hospitals' operations to a separate, independent entity pursuant to a long-term lease agreement effective as of January 1, 1999.

(3) The Pacific Group currently leases each of these hospitals pursuant to long-term leases which provide that it has the exclusive right to use and control the hospital operations.

(4) The Pacific Group has entered into an agreement to swap the assets and operations of this hospital for the assets and operations of Victoria Regional Medical Center located in Victoria, Texas.

(5)  The Pacific Group ceased to operate this facility effective April 1, 1999.

(6) The Pacific Group holds a sixty percent equity interest in a consolidated joint venture which owns and operates the Research Psychiatric Center.

  The Pacific Group holds an equity interest in a joint venture that is building a new hospital in South Tulsa, Oklahoma, which will be operated by Triad. Upon completion of this project, which is scheduled for May 1999, Triad's equity interest will be fifty percent.

  In addition to the hospitals listed in the table above and the hospital under construction in South Tulsa, Oklahoma, as of December 31, 1998, the Pacific Group operated 19 ambulatory surgery centers (including 3 surgery centers that are operated by an unaffiliated third party pursuant to a long-term lease and 2 ambulatory surgery centers that are not consolidated for financial reporting purposes), certain of which Triad currently intends to sell. Medical office buildings also are operated in conjunction with its hospitals. These office buildings are primarily occupied by physicians who practice at Triad's hospitals.

  Triad's headquarters are located in approximately 45,000 square feet of space in one office building in Dallas, Texas. After the distribution date, Triad will sub-lease this space from Columbia/HCA. See "Arrangements Among Columbia/HCA, LifePoint and Triad relating to the Distribution--Lease Agreements."

  Triad's headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for Triad's present needs.

Employees and Medical Staff

  At December 31, 1998, Triad had approximately 28,300 employees, including approximately 9,100 part-time employees. Employees at one hospital are currently represented by a labor union. Triad considers its employee relations to be good. While Triad's non-union hospitals experience union organizational activity from time to time, Triad does not expect such efforts to materially affect its future operations. Triad's hospitals, like most hospitals, have experienced labor costs rising faster than the general inflation rate. There can be no assurance as to future availability and cost of qualified medical personnel.

  Triad's hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. With certain exceptions, physicians generally are not employees of Triad's hospitals. However, some physicians provide services in Triad's hospitals under contracts, which generally describe a term of service, provide and establish the duties and obligations of such physicians, require the maintenance of certain performance criteria and fix compensation for such services. Any licensed physician may apply to be admitted to the medical staff of any of Triad's hospitals, but admission to the staff must be approved by the hospital's medical staff and the appropriate governing board of the hospital in accordance with established credentialling criteria. Members of the medical staffs of Triad's hospitals located in areas where there are other hospitals often also serve on the medical staffs of other hospitals and may terminate their affiliation with a hospital at any time.

Triad's Regulatory Compliance Program

  It is Triad's policy that its business be conducted with integrity and in compliance with the law. Triad is developing a corporate-wide compliance program, which will focus on all areas of regulatory compliance, including physician recruitment, reimbursement and cost reporting practices and laboratory operations.

  This regulatory compliance program is intended to assure that high standards of conduct are maintained in the operation of Triad's business and to help assure that policies and procedures are implemented so that employees act in full compliance with all applicable laws, regulations and company policies. Under the regulatory compliance program, Triad will provide initial and periodic legal compliance and ethics training to

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every employee, review various areas of Triad's operations, and develop and implement policies and procedures designed to foster compliance with the law. Triad will regularly monitor its ongoing compliance efforts. The program also will include a mechanism for employees to report, without fear of retaliation, any suspected legal or ethical violations to their supervisors or designated compliance officers in Triad's hospitals.

Legal Proceedings

  Triad is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, breach of management contracts or for wrongful restriction of or interference with physician's staff privileges. In certain of these actions, plaintiffs request punitive or other damages that may not be covered by insurance. Triad is currently not a party to any such proceeding which, in management's opinion, would have a material adverse effect on Triad's business, financial condition or results of operations.

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     Government and Other Sources of Reimbursement for LifePoint and Triad

  Medicare. Under the Medicare program, LifePoint and Triad hospitals receive reimbursement under a prospective payment system ("PPS") for inpatient hospital services. Psychiatric, long-term care, rehabilitation, specially designated children's hospitals and certain designated cancer research hospitals, as well as psychiatric or rehabilitation units that are distinct parts of a hospital and meet Health Care Financing Administration criteria for exemption, are currently exempt from PPS and are reimbursed on a cost-based system, subject to certain cost limits (known as TEFRA limits).

  Under the PPS, fixed payment amounts per inpatient discharge are established based on the patient's assigned diagnosis related group ("DRG"). DRGs classify treatments for illnesses according to the estimated intensity of hospital resources necessary to furnish care for each principal diagnosis. DRG rates have been established for each hospital participating in the Medicare program and are based upon a statistically normal distribution of severity. When treatments for certain patients fall well outside the normal distribution, providers receive additional payments. DRG payments do not consider a specific hospital's costs, but are adjusted for area wage differentials. The majority of capital costs for acute care facilities are reimbursed on a prospective payment system based on DRG weights times a federal rate adjusted for a geographic rate.

  DRG rates are updated and re-calibrated annually and have been affected by several recent Federal enactments. The index used to adjust the DRG rates gives consideration to the inflation experienced by hospitals (and entities outside of the health care industry) in purchasing goods and services ("market basket"). However, for several years the percentage increases to the DRG rates have been lower than the percentage increases in the costs of goods and services purchased by hospitals. The DRG rates are adjusted each Federal fiscal year, which begins on October 1. The historical DRG rate increases were 1.1%, 1.5% and 2.0% for Federal fiscal years 1995, 1996 and 1997, respectively. For Federal fiscal year 1998, there was no increase. The budgeted updates for Federal fiscal years 1999 through 2002 are market basket minus 1.9%, 1.8%, 1.1% and 1.1%, respectively. LifePoint and Triad anticipate that future legislation may decrease the future rate of increase for DRG payments, but neither is able to predict the amount of the reduction.

  Outpatient services provided at general, acute care hospitals typically are reimbursed by Medicare at the lower of customary charges or approximately 82% of actual cost, subject to additional limits on the reimbursement of certain outpatient services. The Balanced Budget Act, enacted August 5, 1997, contains provisions that affect outpatient hospital services, including a requirement that HCFA adopt a prospective payment system for outpatient hospital services to begin January 1, 1999. However, implementation of the PPS will be delayed because of Year 2000 systems concerns. The outpatient PPS will be implemented as soon as possible after January 1, 2000. At such time as the PPS is implemented, the rates will be based on the rates that would have been in effect January 1, 1999, updated by the rate of increase in the hospital market basket minus one percentage point. Neither LifePoint nor Triad is able to predict the effect, if any, that the new payment system will have on its financial results. After the fee schedule is established for this new system, the fee schedule is to be updated by the market basket minus 1.0% for each of Federal fiscal years 2000 through 2002. Similarly, effective January 1, 1999, therapy services rendered by hospitals to outpatients and inpatients not reimbursed under Medicare, part A, are reimbursed according to the Medicare physician fee schedule.

  The Balanced Budget Act mandates a prospective payment system for skilled nursing facility services for Medicare cost reporting periods commencing after June 30, 1998, hospital outpatient services beginning January 1, 1999, home health services for Medicare cost reporting periods beginning after September 30, 1999, and inpatient rehabilitation hospital services for Medicare cost reporting periods beginning after September 30, 2000. Prior to the commencement of the prospective payment systems, payment constraints will be applied to PPS-exempt hospitals and units for Medicare cost reporting periods beginning on or after October 1, 1997. For the year ended December 31, 1998, LifePoint had 49 units that were reimbursed under this methodology, and Triad had 126 units that were reimbursed under this methodology.

  Payments to PPS-exempt hospitals and units, (i.e., inpatient psychiatric, rehabilitation and long-term hospital services), are based upon reasonable cost, subject to a cost per discharge target. These limits are updated annually

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by a market basket index. For Federal fiscal year 1995, 1996 and 1997, the market basket rate of increase was 3.7%, 3.4%, and 2.5% respectively. For Federal fiscal year 1998, there was no increase. For Federal fiscal year 1999, the market basket index is projected to be 2.4%. The update for cost reporting periods from October 1, 1998 to September 30, 1999 is the market basket less a percentage point between 0% and 2.4% depending on the hospital or units costs in relation to the ceiling. Furthermore, limits have been established for the cost per discharge target at the 75th percentile for each category of PPS-exempt hospitals and hospital units, i.e., psychiatric, rehabilitation and long-term hospitals. For Federal fiscal year 1998, these limits were $10,534, $19,104, and $37,688 per discharge, respectively. For Federal fiscal year 1999, these limits are $10,787, $19,562 and $38,593 per discharge, respectively. In addition, the cost per discharge for new hospitals/hospital units cannot exceed 110% of the national median target rate for hospitals in the same category. For Federal fiscal year 1998, these amounts were $8,517, $16,738, and $18,947 per discharge for psychiatric, rehabilitation and long-term hospital services, respectively. For Federal fiscal year 1999, these amounts are $8,686, $17,077 and $22,010 per discharge, respectively.

  Skilled nursing facilities have historically been reimbursed by Medicare on the basis of actual costs, subject to certain limits. The Balanced Budget Act requires the establishment of a prospective payment system for Medicare skilled nursing facilities under which facilities will be paid a Federal per diem rate for virtually all covered services. The new payment system will be phased in over three cost reporting periods, starting with cost reporting periods beginning on or after July 1, 1998. The law also institutes consolidated billing for skilled nursing facility services, under which payments for most non-physician Part B services for beneficiaries no longer eligible for Part A skilled nursing facility care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement, or under any other contracting or consulting arrangement. Consolidated billing is being implemented on a transition basis. The Balanced Budget Act also requires United States Department of Health and Human Services ("HHS") to establish a PPS for home health services, to be implemented beginning October 1, 1999. Prior to implementation, the Balanced Budget Act establishes certain interim payment reforms for cost reporting periods beginning on or after October 1, 1997, including reduced home health limits, reduced per visit costs limits, and agency-specific per beneficiary annual limits on an agency's costs. As of
December 31, 1998, ten of LifePoint's hospitals and    twenty-seven of Triad's
hospitals operated skilled nursing facilities.

  Currently, physicians are paid by Medicare according to the physician fees schedule. However, physicians working in rural health clinics, such as those maintained by LifePoint and Triad, are reimbursed for their professional and administrative services through the rural health clinic subject to per visit limits unless the rural health clinic is based at a rural hospital with less than 50 beds.

  Medicare has special payment provisions for "sole community hospitals." A sole community hospital is generally the only hospital in at least a 35-mile radius. Five of LifePoint's facilities and six of Triad's facilities qualify as sole community hospitals under Medicare regulations. Special payment provisions related to sole community hospitals include a higher reimbursement rate, which is based on a blend of hospital-specific costs and the national reimbursement rate, and a 90% payment "floor" for capital costs which guarantees the sole community hospital capital reimbursement equal to 90% of capital cost. In addition, the CHAMPUS program has special payment provisions for hospitals recognized as sole community hospitals for Medicare purposes.

  Medicaid. Most state Medicaid payments are made under a prospective payment system or under programs which negotiate payment levels with individual hospitals. Medicaid reimbursement is often less than a hospital's cost of services. Medicaid is currently funded jointly by the state Federal governments. The Federal government and many states are currently considering significant reductions in the level of Medicaid funding while at the same time expanding Medicaid benefits, which could adversely affect future levels of Medicaid reimbursement received by the hospitals of LifePoint and Triad.

  On November 27, 1991, Congress enacted the Medicaid Voluntary Contribution and Provider-Specific Tax Amendments of 1991, which limit the amount of voluntary contributions and provider-specific taxes that can be used by states to fund Medicaid and require the use of broad-based taxes for such funding. As a result of enactment of these amendments, certain states in which LifePoint and Triad operate have adopted broad-based provider taxes to fund their Medicaid programs. The impact of these new taxes upon LifePoint and Triad has not been materially adverse. However, neither LifePoint nor Triad can predict whether any additional broad-

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based provider taxes will be adopted by the states in which it operates and, accordingly, neither is able to assess the effect of such additional taxes on its results of operations or financial position.

  Annual Cost Reports. All hospitals participating in the Medicare program, whether paid on a reasonable cost basis or under PPS, are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries. Review of previously submitted annual cost reports and the cost report preparation process are areas included in the ongoing government investigations of Columbia/HCA. It is too early to predict the outcome of these investigations, but if LifePoint or Triad, or any of their facilities, were found to be in violation of Federal or state laws relating to Medicare, Medicaid or similar programs, they could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. Any such sanctions could have a material adverse effect on the financial position and results of operations of LifePoint or Triad, as the case may be. Columbia/HCA has agreed to indemnify LifePoint and Triad in respect of losses arising from such government investigations. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Distribution Agreement," "Risk Factors--Potential Adverse Impact of Columbia/HCA Investigations and Litigation; Indemnification of LifePoint and Triad," and "Government Regulation and Other Factors Affecting LifePoint and Triad--Governmental Investigation of Columbia/HCA and Related Litigation."

  Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to LifePoint and Triad under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. Providers also have rights of appeal, and it is common to contest issues raised in audits of prior years' reports. Pursuant to the terms of the Distribution Agreement, LifePoint and Triad will be responsible for the Medicare, Medicaid and Blue Cross cost reports, and associated receivables and payables, for their facilities for all periods ending after the distribution date. Columbia/HCA will be responsible for the Medicare, Medicaid and Blue Cross cost reports for the LifePoint and Triad facilities relating to periods ending on or prior to the distribution date. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Distribution Agreement."

  Managed Care. Pressures to control the cost of health care have resulted in increases to the percentage of admissions and net revenues attributable to managed care payers. The percentage of LifePoint's admissions attributable to managed care payers increased from 16.7% for the year ended December 31, 1997 to 18.6% for the year ended December 31, 1998. The percentage of LifePoint's net revenue from continuing operations attributable to managed care payers increased from 15.9% for the year ended December 31, 1997 to 20.1% for the year ended December 31, 1998. The percentage of Triad's admissions attributable to managed care payers increased from 28.7% for the year ended December 31, 1997 to 32.2% for the year ended December 31, 1998 and the percentage of Triad's net revenue from continuing operations attributable to managed care payers increased from 24.2% for the year ended December 31, 1997 to 29.5% for the year ended December 31, 1998. LifePoint and Triad expect that the trend toward increasing percentages related to managed care payers will continue in the future. LifePoint and Triad generally receive lower payments from managed care payers than from traditional commercial/indemnity insurers; however, as part of their business strategy, LifePoint and Triad intend to take steps to improve their managed care positions, see "LifePoint Business--Business Strategy" and "Triad Business--Business Strategy."

  Commercial Insurance. The hospitals of LifePoint and of Triad provide services to individuals covered by private health care insurance. Private insurance carriers make direct payments to such hospitals or, in some cases, reimburse their policy holders, based upon the particular hospital's established charges and the particular coverage provided in the insurance policy.

  Commercial insurers are continuing efforts to limit the costs of hospital services by adopting discounted payment mechanisms, including prospective payment or DRG based payment systems, for more inpatient and outpatient services. To the extent that such efforts are successful and reduce the insurers' reimbursement to hospitals for the costs of providing services to their beneficiaries, such reduced levels of reimbursement may have a negative impact on the operating results of the hospitals of LifePoint and of Triad.

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     Government Regulation and Other Factors Affecting LifePoint and Triad

  Licensure, Certification and Accreditation. Health care facility construction and operation is subject to Federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. All of the health care facilities of LifePoint and Triad are properly licensed under appropriate state laws. All of the hospitals affiliated with LifePoint and Triad are certified under the Medicare program and, except for one of Triad's hospitals, all of such hospitals are accredited by the Joint Commission on Accreditation of Healthcare Organizations, the effect of which is to permit the facilities to participate in the Medicare and Medicaid programs. Certain of Triad's psychiatric facilities do not participate in these programs. Should any facility lose its accreditation by this Joint Commission, or otherwise lose its certification under the Medicare program, the facility would be unable to receive reimbursement from the Medicare and Medicaid programs. The facilities of LifePoint and Triad are in substantial compliance with current applicable Federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may be necessary for LifePoint and Triad to effect changes in their facilities, equipment, personnel and services.

  Certificates of Need. The construction of new facilities, the acquisition of existing facilities, and the addition of new beds or services may be subject to review by state regulatory agencies under a CON program. Lifepoint will operate some hospitals and Triad will operate one hospital in states that require approval under a CON program to expand acute care hospital services. Such laws generally require appropriate state agency determination of public need and approval prior to the addition of beds or services or certain other capital expenditures. Failure to obtain necessary state approval can result in the inability to expand facilities, add services or complete an acquisition or change ownership. Further, violation may result in the imposition of civil sanctions or the revocation of a facility's license.

  State Rate Review. Some states in which Triad will own hospitals have adopted legislation mandating rate or budget review for hospitals. In the aggregate, state rate or budget review and indigent tax provisions have not materially adversely affected the results of operations of Triad. Neither LifePoint nor Triad is able to predict whether any additional state rate or budget review or indigent tax provisions will be adopted and, accordingly, neither is able to assess the effect thereof on its results of operations or financial condition.

  Utilization Review. Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards, are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients must be reviewed by peer review organizations, which review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of DRG classifications and the appropriateness of cases of extraordinary length of stay or cost. Peer review organizations may deny payment for services provided, may assess fines and also have the authority to recommend to the HHS that a provider which is in substantial noncompliance with the standards of the peer review organization be excluded from participation in the Medicare program. Utilization review is also a requirement of most non-governmental managed care organizations.

  Medicare Regulations and Fraud and Abuse. Participation in the Medicare program is heavily regulated by Federal statute and regulation. If a hospital provider fails substantially to comply with the numerous conditions of participation in the Medicare program or performs certain prohibited acts, such hospital's participation in the Medicare program may be terminated or civil or criminal penalties may be imposed upon it under certain provisions of the Social Security Act. Prohibited acts include:

  . making false claims to Medicare, including claims for services not rendered, misrepresenting actual services rendered in order to obtain higher reimbursement or cost report fraud;


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  .  paying remuneration to induce the referral of patients where services provided are reimbursable under a federal health program;

  . failing to stabilize any individual who comes to a hospital's emergency room with an "emergency medical condition," within the scope of the services available from the facility;

  . transferring any stabilized patient to another health care facility before the other facility has agreed to the transfer of the patient, if the other facility does not have sufficient room and staff to treat the patient, without the patient's emergency department medical records, or without appropriate life support equipment; and

  . transferring any unstabilized patient (except those transferred at the patient's request or with physician certification that the medical risks from the transfer are less harmful than continued treatment at the transferring facility).

  The Anti-Kickback Statute prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration in return for either making a referral for a service or item covered by a federal healthcare program or ordering any covered service or item. Violations of this statue may be punished by a fine of up to $50,000 or imprisonment for each violation and damages up to three times the total amount of remuneration. In addition, the Medicare Patient and Program Protection Act of 1987, as amended by the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Balanced Budget Act (as so amended, the "Protection Act"), imposes civil penalties for a violation of these prohibitions, including exclusion from federal healthcare programs.

  The Protection Act authorized the Office of the Inspector General ("OIG") to publish regulations outlining certain categories of activities that would be deemed not to violate the Anti-Kickback Statute (the "Safe Harbors"). In 1991, the OIG published final Safe Harbor regulations implementing the Congressional intent expressed in the Protection Act. Currently there are Safe Harbors for certain physician investments, rental of space or equipment, personal services and management contracts, warranties, discounts, payments to employees, group repurchasing organizations and waivers of deductibles. The preamble to the Safe Harbor regulations states that the failure of a particular business arrangement to comply with the regulations does not determine whether the arrangement violates the Anti-Kickback Statute because the regulations do not make conduct illegal. Any conduct that could be construed to be illegal after the promulgation of this rule would have been illegal prior to the publication of the regulations. Additionally, Safe Harbors have been proposed for physician investments in entities located in rural areas as well as freestanding ambulatory surgery centers. Neither LifePoint nor Triad is able to determine if or when such proposed Safe Harbors will be enacted, and if enacted whether it will be able to meet the requirements for protection.

  HIPAA amends, among other things, Title XI (42 U.S.C. (S) 1301 et seq.) to broaden the scope of certain fraud and abuse laws to include all health care services, whether or not they are reimbursed under a Federal program, and creates new enforcement mechanisms to combat fraud and abuse, including an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. Under HIPAA, health care fraud, now defined as knowingly and willfully executing or attempting to execute a "scheme or device" to defraud any health care benefit program, is made a Federal criminal offense. In addition, for the first time, Federal enforcement officials will have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed health care fraud, even if the investor, officer or employee had no knowledge of the fraud. HIPAA also establishes a new violation for the payment of inducements to Medicare or Medicaid beneficiaries in order to influence those beneficiaries to order or receive services from a particular provider or practitioner. The Balanced Budget Act also allows civil monetary penalties to be imposed on a provider contracting with individuals or entities that the provider knows or should know is excluded from a federal healthcare program.

  The OIG at HHS is responsible for identifying and eliminating fraud, abuse and waste in HHS programs and for promoting efficiency and economy in HHS departmental operations. The OIG carries out this mission

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through a nationwide program of audits, investigations and inspections. In order to provide guidance to health care providers, the OIG has from time to time issued "fraud alerts" which, although they do not have the force of law, identify features of transactions, which may indicate that the transaction could violate the Anti-Kickback Statute. The OIG has identified the following incentive arrangements as potential violations:

  . payment of any sort of incentive by the hospital each time a physician refers a patient to the hospital;

  . the use of free or significantly discounted office space or equipment (in facilities usually located close to the hospital);

  . provision of free or significantly discounted billing, nursing or other staff services;

  . free training for a physician's office staff in areas such as management techniques and laboratory techniques;

  . guarantees which provide that, if the physician's income fails to reach a predetermined level, the hospital will supplement the remainder up to a certain amount;

  . low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients (or some number of patients) to the hospital;

  . payment of the costs of a physician's travel and expenses for conferences;

  . coverage on the hospital's group health insurance plans at an inappropriately low cost to the physician; or

  . payment for services (which may include consultations at the hospital) which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of services rendered.

  The OIG has encouraged persons having information about hospitals who offer the above types of incentives to physicians to report such information to the OIG.

  Section 1877 of the Social Security Act (commonly known as the "Stark Law") prohibits referrals of Medicare and Medicaid patients by physicians to entities with which the physician has a financial relationship and which provide certain "designated health services" which are reimbursable by Medicare or Medicaid. "Designated health services" include, among other things, clinical laboratory services, physical and occupational therapy services, radiology services, durable medical equipment, home health, and inpatient and outpatient hospital services. Sanctions for violating the Stark Law include civil money penalties up to $15,000 per prohibited service provided, assessments equal to twice the dollar value of each such service provided and exclusion from the Medicare and Medicaid programs. There are a number of exceptions to the self-referral prohibition, including an exception if the physician has an ownership interest in the entire hospital. Proposed regulations implementing the Stark Law, as amended, have not been implemented. In addition, a physician may have an ownership interest in and refer patients to an entity providing designated health services if the entity is located in a rural area. The requirements of the "rural provider" exception are that (i) the provider is located in an area that is not considered a metropolitan statistical area, and (ii) at least 75 percent of the patients served by the facility reside in a rural area. Proposed regulations implementing the Stark Law, as amended, have not been implemented. Neither LifePoint nor Triad can predict the final form that such regulations will take or the effect that the Stark Law or the regulations promulgated thereunder will have on LifePoint and Triad.

  Each of LifePoint and Triad provide financial incentives to recruit physicians into the communities served by its hospitals, including loans and minimum revenue guarantees. Although HHS has proposed a Safe Harbor for certain physician recruitment, no Safe Harbor for physician recruitment is currently in force. Each of LifePoint and Triad also enter into certain employment agreements, leases and other agreements with physicians. Although each of LifePoint and Triad believes that its arrangements with physicians comply with current law, there can be no assurance that regulatory authorities who enforce such laws will not determine that such physician recruiting activities or other physician arrangements violate the Anti-Kickback Statute or other applicable laws. Such a determination could subject LifePoint or Triad to liabilities under the Social Security Act, including criminal penalties, civil monetary penalties and/or exclusion from participation in Medicare,

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Medicaid or other Federal health care programs, any of which could have a material adverse effect on the business, financial condition or results of operations of LifePoint or Triad.

  Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of the arrangements entered into by each of LifePoint's and Triad's hospitals. There is increasing scrutiny by law enforcement authorities, the HHS, OIG, the courts and Congress of arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals and opportunities. Investigators have also demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purpose of payments between health care providers and potential referral sources.

  The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the Anti-Kickback Statute, this statute is very broad. Careful and accurate coding of claims for reimbursement, including cost reports, must be performed to avoid liability under the false claims statutes.

  Many states in which LifePoint or Triad will operate also have adopted, or are considering adopting, laws that prohibit payments to physicians in exchange for referrals similar to the Anti-Kickback Statute, some of which apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure. Many states also have passed self-referral legislation similar to the Stark Law, prohibiting the referrals of patients to entities with which the physician has a financial relationship regardless of the source of payment for care. Little precedent exists for the interpretation or enforcement of these state laws.

  Corporate Practice of Medicine. Some of the states in which LifePoint and Triad will operate have laws that prohibit corporations and other entities from employing physicians or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers. In addition, some states restrict certain business relationships between physicians and pharmacies. Possible sanctions for violation of these restrictions include loss of a physicians's license and civil and criminal penalties. These statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. Although each of LifePoint and Triad exercises care to structure its arrangements with health care providers to comply with the relevant state law, and each believes such arrangements comply with applicable laws in all material respects, there can be no assurance that governmental officials charged with responsibility for enforcing these laws will not assert that LifePoint or Triad, or certain transactions in which either of them is involved, are in violation of such laws, or that such laws ultimately will be interpreted by the courts in a manner consistent with the interpretations of LifePoint or Triad.

  Health Care Reform. Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Proposals that have been considered include cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, and requirements that all businesses offer health insurance coverage to their employees. The costs of certain proposals would be funded in significant part by reductions in payments by governmental programs, including Medicare and Medicaid, to health care providers such as hospitals. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the business, financial condition or results of operations of LifePoint or Triad.

  Conversion Legislation. Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals. These laws, in general, include provisions relating to attorney general approval, advance notification and community involvement. In addition, state attorneys general in states

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without specific conversion legislation may exercise authority over these transactions based upon existing law. In many states there has been an increased interest in the oversight of not-for-profit conversions. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions may increase the cost and difficulty or prevent the completion of transactions with not-for-profit organizations in certain states in the future.

  Revenue Ruling 98-15. During March 1998, the IRS issued guidance regarding the tax consequences of joint ventures between for-profit and not-for-profit hospitals. Neither LifePoint nor Triad has determined the impact of the tax ruling on its existing joint ventures, or the development of future ventures, and is consulting with its joint venture partners and tax advisers to develop an appropriate course of action. The tax ruling could limit joint venture development with not-for-profit hospitals, require the restructuring of certain existing joint ventures with not-for-profits and influence the exercise of "put agreements" (that require the purchase of the partner's interest in the joint venture) by certain existing joint venture partners.

  Environmental Matters. LifePoint and Triad are subject to various Federal, state and local statutes and ordinances regulating the discharge of materials into the environment. Neither LifePoint nor Triad expects that it will be required to expend any material amounts in order to comply with these laws and regulations or that compliance will materially affect its capital expenditures, earnings or competitive position.

  Insurance. As is typical in the health care industry, LifePoint and Triad are subject to claims and legal actions by patients in the ordinary course of business. To cover these claims, LifePoint and Triad maintain professional malpractice liability insurance and general liability insurance in amounts which each believes to be sufficient for its operations, although some claims may exceed the scope of the coverage in effect. Each of LifePoint and Triad also maintains umbrella coverage. At various times in the past, the cost of malpractice and other liability insurance has risen significantly. Therefore, there can be no assurance that such insurance will continue to be available at reasonable prices which will allow LifePoint and Triad to maintain adequate levels of coverage. Substantially all losses in periods prior to the distribution are insured through a wholly-owned insurance subsidiary of Columbia/HCA and excess loss policies maintained by Columbia/HCA. Columbia/HCA has agreed to indemnify LifePoint and Triad in respect of claims covered by such insurance policies and workers compensation claims arising prior to the distribution. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Distribution Agreement" and "--Insurance Allocation and Administration Agreement."

  Because substantially all liability for general and professional liability claims incurred is insured through a wholly-owned insurance subsidiary of Columbia/HCA and excess loss policies maintained by Columbia/HCA, and Columbia/HCA maintains the related reserve, no reserve for general and professional liability risks is recorded on the balance sheets of LifePoint and Triad. Any losses incurred in excess of amounts maintained under such insurance will be funded from working capital. There can be no assurance that the cash flow of LifePoint and Triad will be adequate to provide for professional and general liability claims in the future. If payments for general and professional liabilities exceed anticipated losses, the results of operations and financial condition of LifePoint or Triad, as the case may be, could be adversely affected.

  Governmental Investigation of Columbia/HCA and Related Litigation. In March 1997, various facilities of Columbia/HCA's El Paso, Texas operations were searched by Federal authorities pursuant to search warrants, and government agents removed various records and documents. In February 1998, an additional warrant was executed and a single computer was seized.

  In July 1997, various Columbia/HCA affiliated facilities and offices were searched pursuant to search warrants. During July, September and November 1997, Columbia/HCA also was served with subpoenas requesting records and documents related to laboratory billing and DRG coding in various states and home health operations in various jurisdictions, including but not limited to, Florida. In January 1998, Columbia/HCA received a subpoena which requested records and documents relating to physician relationships.

  The United States District Court for the Middle District of Florida, in Fort Myers, issued an indictment against three employees of a subsidiary of Columbia/HCA in July 1997. The indictment relates to the alleged false characterization of interest payments on certain debt resulting in Medicare and CHAMPUS overpayments since 1986 to Columbia Fawcett Memorial Hospital, a Port Charlotte, Florida hospital that was acquired by Columbia/HCA in 1992. Columbia/HCA has been served with subpoenas for various records and documents. In July 1998, a fourth employee of a subsidiary of Columbia/HCA was indicted by a superseding indictment.

  Several hospital facilities affiliated with Columbia/HCA in various states have received individual Federal and/or state government inquiries, both informal and formal, requesting information related to reimbursement from government programs.

  Columbia/HCA is cooperating in these investigations and understands, through written notice and other means, that it is a target in these investigations. Given the scope of the ongoing investigations, Columbia/HCA expects additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

  Columbia/HCA also is the subject of a formal order of investigation by the SEC. Columbia/HCA understands that the investigation includes the anti-fraud, periodic reporting and internal accounting control provisions of the Federal securities laws.

  Columbia/HCA is a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed and served on Columbia/HCA. The actions allege, in general, that Columbia/HCA and certain subsidiaries and/or affiliated partnerships violated the False Claims Act, 31 U.S.C. (S) 3729 et seq., for improper claims submitted to the government for reimbursement. The lawsuits generally seek damages of three times the amount of all Medicare or Medicaid claims (involving false claims) presented by the defendants to the Federal government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. To the knowledge of Columbia/HCA, the government has intervened in three qui tam actions. Columbia/HCA is aware of additional qui tam actions that remain under seal and believes that there may be other sealed qui tam cases of which it is unaware.

  Since April 8, 1997, numerous Federal securities class action and derivative lawsuits have been brought against Columbia/HCA and a number of its current and former directors, officers and employees. On October 10, 1997, all of the securities class action claims were consolidated into a single-captioned case which seeks the certification of a class of persons or entities who acquired Columbia/HCA's common stock from April 9, 1994 to September 9, 1997. The lawsuit alleges, among other things, that the defendants committed violations of the Federal securities laws by materially inflating Columbia/HCA's revenues and earnings through a number of practices, including upcoding, maintaining reserve cost reports, disseminating false and misleading statements, cost shifting, illegal reimbursements, improper billing, unbundling and violating various Medicare laws. The lawsuit seeks compensatory damages, costs and expenses. On October 10, 1997, all of the derivative law claims were consolidated into a single-captioned case. The lawsuit alleges, among other things, derivative claims against the individual defendants that they intentionally or negligently breached their fiduciary duties to Columbia/HCA by authorizing, permitting or failing to prevent Columbia/HCA from engaging in various schemes to improperly increase revenue, upcoding, improper cost reporting, improper referrals, improper acquisition practices and overbilling. In addition, the lawsuit asserts a derivative claim against some of the individual defendants for breaching their fiduciary duties by engaging in insider trading. The lawsuit seeks restitution, damages, recoupment of fines or penalties paid by Columbia/HCA, restitution and pre-judgment interest against the alleged insider trading defendants, and costs and disbursements. In addition, the lawsuit seeks orders prohibiting Columbia/HCA from paying individual defendants employment benefits, terminating all improper business relationships with individual defendants, and requiring Columbia/HCA to implement effective corporate governance and internal control mechanisms designed to monitor compliance with Federal and state laws and ensure reports to the Board of material violations of law.

  Several derivative actions have been filed in state court by certain purported stockholders of Columbia/HCA against certain of Columbia/HCA's current and former officers and directors alleging breach of fiduciary duty and failure to take reasonable steps to ensure that Columbia/HCA did not engage in illegal practices which exposed Columbia/HCA to significant damages.

  A suit filed on November 7, 1997 against Columbia/HCA and certain members of the retirement committee, alleges violations of the Employee Retirement Income Security Act of 1974. The suit alleges Columbia/HCA breached its fiduciary duty to participants in Columbia/HCA's Stock Bonus Plan, fraudulently concealed information from the public and fraudulently inflated Columbia/HCA's stock price through billing fraud, over charges, inaccurate medical cost reports and illegal kickbacks for physician referrals.

  Columbia/HCA also is a defendant in a number of Federal and state courts actions filed by patients and/or payers, alleging, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Certain of the lawsuits have been conditionally certified as class actions and others are purported class actions.

  It is too early to predict the effect or outcome of any of the ongoing investigations or qui tam, stockholder derivative and class action lawsuits, or whether any additional investigations or litigation will be commenced. If Columbia/HCA is found to have violated Federal or state laws relating to Medicare, Medicaid or similar programs, then Columbia/HCA could be subject to substantial monetary fines, civil and criminal penalties, and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam, stockholder derivative and class action lawsuits may be substantial and Columbia/HCA could be subject to substantial costs resulting from an adverse outcome of one or more of such lawsuits. Any such sanctions or losses could have a material adverse effect on Columbia/HCA's financial position and results of operations.

  Pursuant to the Distribution Agreement to be entered into by and among Columbia/HCA, LifePoint and Triad in connection with the distribution, Columbia/HCA has agreed to indemnify LifePoint and Triad in respect of any losses which they may incur as a result of the proceedings described above. Columbia/HCA has also agreed to indemnify LifePoint and Triad in respect of any losses which they may incur as a result of proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the distribution date and relate to the proceedings described above. Columbia/HCA has also agreed that, in the event that any hospital owned by LifePoint or Triad is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above, then Columbia/HCA will make a cash payment to LifePoint or Triad, as the case may be, in an amount (if positive) equal to five times the excluded hospital's 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, minority interests and income taxes (as set forth on a schedule to the Distribution Agreement) less the proceeds of the sale or other disposition of the excluded hospital. Each of LifePoint and Triad has agreed that, in connection with the government investigations described above, it will participate with Columbia/HCA in negotiating one or more compliance agreements setting forth each of their agreements to comply with applicable laws and regulations. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Distribution Agreement." If any of such indemnified matters were successfully asserted against either LifePoint or Triad, or any of their facilities, and Columbia/HCA failed to meet its indemnification obligations, then such losses could have a material adverse effect on the business, financial position, results of operations or prospects of LifePoint and/or Triad, as the case may be. Columbia/HCA will not indemnify LifePoint or Triad for losses relating to any acts, practices and omissions engaged in by LifePoint or Triad after the distribution date, whether or not LifePoint or Triad is indemnified for similar acts, practices and omissions occurring prior to the distribution date.

                              LifePoint Management

Directors

  On the distribution date, the directors of LifePoint will be the persons named below.

                                           Principal Occupation or Employment
              Name              Age                for Past Five Years
              ----              ---        ----------------------------------
 Scott L. Mercy................  37 Chairman and Chief Executive Officer, LifePoint,
                                    as of the distribution date and, since September
                                    1, 1998, Chief Executive Officer, America Group
                                    of Columbia/HCA; President and Chief Executive
                                    Officer of America Service Group, Inc. (health
                                    care services for correctional facilities) from
                                    1996 through September 1, 1998; Senior Vice
                                    President--Financial Operations of Columbia/HCA
                                    from 1994 through 1995; Vice President--
                                    Financial Operations and Director--Financial
                                    Operations Support of Hospital Corporation of
                                    America (health care services), prior thereto.
                                    Mr. Mercy is a director of America Service
                                    Group, Inc.
 Ricki Tigert Helfer...........  54 Non-resident Senior Fellow, The Brookings
                                    Institution, since February 1998; since June
                                    1997, Consultant, International Banking;
                                    Chairman of the Board of Directors and Chief
                                    Executive Officer, Federal Deposit Insurance
                                    Corporation (banking regulation), October 1994
                                    to May 1997; Partner, Gibson, Dunn & Crutcher
                                    (law firm), prior thereto. Ms. Helfer is a
                                    Governor of the Philadelphia Stock Exchange.
 John E. Maupin, Jr., D.D.S. ..  51 President, Meharry Medical College, since July
                                    1994; Executive Vice President, Morehouse School
                                    of Medicine, prior thereto. Dr. Maupin is a
                                    member of the Nashville Advisory Board, First
                                    American National Bank and a director, Monarch
                                    Dental Corporation.
 DeWitt Ezell, Jr..............  60 State President, BellSouth Corporation
                                    (telecommunications), until April 30, 1999. Mr.
                                    Ezell is a member of the Girl Scout Advisory
                                    Board, TSU Advisory Board, Vanderbilt
                                    University--College Cabinet and the Baptist
                                    Hospital Advisor Board.
 William V. Lapham.............  60 Partner, Ernst & Young LLP (accounting firm), until December 31, 1997. Member, Ernst & Young
                                    LLP International Council, until December 31,
                                    1997.

  The LifePoint Certificate provides that the LifePoint Board of Directors will be divided into three classes, with the classes to be as nearly equal in number as possible. Of the initial LifePoint directors following the distribution, one-third will continue to serve until the 2000 Annual Meeting of Stockholders, one-third will continue to serve until the 2001 Annual Meeting of Stockholders, and one-third will continue to serve until the 2002 Annual Meeting of
Stockholders. Of the initial directors,    ,     and     will serve until the
2000 Annual Meeting of Stockholders;    ,     and     will serve until the 2001
Annual Meeting of Stockholders; and    ,     and     will serve until the 2002
Annual Meeting of Stockholders. Starting with the 2000 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term. See "LifePoint Description of Capital Stock--Certain Anti-Takeover Provisions--LifePoint Certificate and By-Laws--Classified Board of Directors."

  The LifePoint Board of Directors will have a number of standing committees, including an Executive Committee, an Audit and Compliance Committee and a Compensation Committee.

  The Executive Committee may exercise certain powers of the Board of Directors regarding the management and direction of the business and affairs of LifePoint when the Board of Directors is not in session. All action taken by the Executive Committee is reported to and reviewed by the LifePoint Board of Directors. The Executive Committee also will screen candidates to be nominated for election to the LifePoint Board of Directors by the stockholders or chosen to fill newly created directorships or vacancies on the LifePoint Board of
Directors. The members of the Executive Committee will be   ,   ,     and    ,
with     serving as Chair.

  The Audit and Compliance Committee of the LifePoint Board of Directors will review and make reports and recommendations to the Board of Directors with respect to the selection of the independent auditors of LifePoint and its subsidiaries, the arrangements for and the scope of the audits to be performed by them and the internal audit activities, accounting procedures and controls of LifePoint, and will review the annual consolidated financial statements of LifePoint. The committee will also monitor adherence to LifePoint's regulatory compliance program. The members of the Audit and Compliance Committee will be
   ,     and    , with     serving as Chair.

  The Compensation Committee of the LifePoint Board of Directors will be responsible for approving compensation arrangements for executive management of LifePoint, reviewing compensation plans relating to officers, grants of options and other benefits under LifePoint's employee benefit plans and reviewing generally LifePoint's employee compensation policy. The members of the
Compensation Committee will be    ,     and    , with     serving as Chair.

Compensation of Directors

  The annual retainer for outside directors who are neither officers nor employees of LifePoint ("Non-Employee Directors") will be $18,000 and the Board meeting fee will be $1,500 per meeting. Committee members will receive a fee of $1,000 per meeting payable only for attendance at committee meetings not held in conjunction with a meeting of the LifePoint Board of Directors. Directors also are reimbursed for expenses incurred relating to attendance at meetings. Under the LifePoint Outside Directors Stock and Incentive Compensation Plan, each Non-Employee Director may elect to receive, in lieu of all or any portion (in multiples of 25%) of his annual retainer, deferred stock units, the payout of which, at the election of the director, may be deferred for two years or until the end of such director's term of office. The payment of deferred stock units will be made through the issuance of a stock certificate for a number of shares equal to the number of deferred stock units.

  The plan further provides that each Non-Employee Director will receive a one-time grant of an option, as of a date to be selected by the LifePoint Board of Directors, to acquire shares of LifePoint common stock (exercisable at the fair market value of LifePoint common stock on the date of grant) for a number of shares to be determined by the LifePoint Board. Each person who is a Non-Employee Director on the day of the annual meeting of LifePoint's stockholders will be granted on a date to be selected by the LifePoint Board of Directors an option to acquire shares of LifePoint common stock (exercisable at the fair market value of LifePoint common stock on the date of grant) for a number of shares to be determined by the LifePoint Board. The one-time options described above will become exercisable as to all of the shares covered by the option on the third anniversary of the date of grant. The annual options will become exercisable as to one-third of the shares covered by the option on the date of grant and each of the two next succeeding anniversaries of the date of grant.

  Upon the occurrence of a change in control of LifePoint (as defined), each outstanding option shall become fully and immediately exerciseable.

  The plan further provides that Non-Employee Directors may receive discretionary option grants.

Executive Officers

  On the distribution date, the executive officers of LifePoint will be as follows:

            Name            Age          Position And Professional Experience
            ----            ---          ------------------------------------
 Scott L. Mercy............  37 Chairman and Chief Executive Officer, LifePoint, as
                                of the distribution date and, since September 1,
                                1998, Chief Executive Officer, America Group of
                                Columbia/HCA; President and Chief Executive Officer
                                of America Service Group, Inc. (health care services
                                for correctional facilities) from 1996 through
                                September 1, 1998; Senior Vice President--Financial
                                Operations of Columbia/HCA from 1994 through 1995;
                                Vice President--Financial Operations and Director--
                                Financial Operations Support of Hospital Corporation
                                of America (health care services), prior thereto.
 James M. Fleetwood, Jr. ..  51 President and Chief Operating Officer of LifePoint,
                                as of the distribution date, and since January 1,
                                1998, President, the America Group of Columbia/HCA;
                                President--Florida Group of Columbia/HCA from May
                                1996 to January 1, 1998; President of the North
                                Florida Division of Columbia/HCA from April 1995 to
                                May 1996; Regional Vice President of Healthtrust,
                                Inc.--The Hospital Company (health care services),
                                prior thereto.
 William F. Carpenter III..  44 Senior Vice President and General Counsel, LifePoint,
                                as of the distribution date, and since November 16,
                                1998, General Counsel, the America Group of
                                Columbia/HCA; Member, Waller Lansden Dortch & Davis,
                                PLLC (law firm), prior to December 31, 1998.
 Kenneth C. Donahey........  48 Senior Vice President and Chief Financial Officer,
                                LifePoint, as of the distribution date, and since
                                November 5, 1998, Chief Financial Officer, the
                                America Group of Columbia/HCA; Senior Vice President
                                and Controller, Columbia/HCA from April 1995 through
                                November 4, 1998; Senior Vice President and
                                Controller, Healthtrust, Inc.--The Hospital Company,
                                prior thereto.
 Neil D. Hemphill..........  45 Senior Vice President of Administration and Human
                                Resources, LifePoint, as of the distribution date
                                and, since September 1, 1998, Senior Vice President
                                of Administration and Human Resources, the America
                                Group of Columbia/HCA; Senior Vice President of Human
                                Resources, Columbia/HCA from February 1994 to
                                September 1, 1998; Vice President of Human Resources,
                                Columbia Healthcare Corporation, prior thereto.
 William Gracey............  45 Division President, LifePoint, as of the distribution date and, since July 1998, Division President, the
                                America Group of Columbia/HCA; President of
                                Operations Support for the Atlantic Group of
                                Columbia/HCA from January 1998 through June 1998;
                                Division President, Columbia/HCA from September 1995
                                to December 1997; Chief Operating Officer of the
                                Pacific Division of Columbia/HCA from February 1995
                                to September 1995; Chief Executive Officer of other
                                facilities of Hospital Corporation of America (health
                                care services), prior thereto.
 Dan Slipkovich............  41 Division President, LifePoint, as of the distribution date; and since October 1998, Division President of
                                the America Group of Columbia/HCA; Chief Financial
                                Officer of the America Group of Columbia/HCA, January
                                1998 to October 1998; Chief Financial Officer and
                                Vice President of the Florida Group of Columbia/HCA
                                from July 1996 to January 1998; Chief Financial
                                Officer and Vice President of the North Florida
                                Division of Columbia/HCA from April 1995 to July
                                1996; Regional Assistant Vice President of
                                Healthtrust, Inc.--The Hospital Company, prior
                                thereto.

Executive Compensation

  The information under this heading relates to the compensation paid by Columbia/HCA to the Chief Executive Officer of LifePoint and the four individuals who will be executive officers of LifePoint as of the distribution date and who were, based on such compensation, the most highly compensated LifePoint executive officers for the year ended December 31, 1998. All cash compensation was paid by Columbia/HCA and all stock compensation was in the form of Columbia/HCA Common Stock or options to purchase shares of Columbia/HCA Common Stock. The principal positions listed in the table are those that will be held by such persons as of the distribution date. For information regarding certain future compensation arrangements which have been established for LifePoint as an independent, publicly-traded company, see "--LifePoint Compensation Arrangements."

                      LifePoint Summary Compensation Table

                                   Annual Compensation             Long-Term Compensation
                              ---------------------------------- --------------------------
                                                                                Securities
                                                    Other Annual  Restricted    Underlying   All Other
   Name and Principal          Salary   Bonus       Compensation     Stock     Options/SARS Compensation
        Position         Year  ($)(2)   ($)(3)         ($)(4)    Awards ($)(5)    (#)(6)       ($)(7)
   ------------------    ---- -------- --------     ------------ ------------- ------------ ------------
Scott L. Mercy.......... 1998 $133,333 $ 66,667       $    --      $    --           --       $   --
 Chairman and Chief      1997 $    --  $    --        $    --      $    --           --       $   --
  Executive Officer (1)
James M. Fleetwood,
 Jr. ................... 1998 $481,250 $    --        $ 31,978     $ 56,866          --       $10,864
 President and Chief     1997 $350,000 $175,000       $ 76,799     $    --       340,000      $ 8,439
  Operating Officer
Kenneth C. Donahey...... 1998 $412,500 $    --        $    --      $    --           --       $15,738
 Senior Vice President   1997 $275,000 $    --        $    --      $183,369      290,000      $15,903
  and Chief Financial
  Officer
William Gracey.......... 1998 $299,250 $ 80,000 (8)   $    --      $ 20,463          --       $14,480
 Division President      1997 $210,000 $ 52,500       $    --      $ 70,011       72,000      $12,084
Dan Slipkovich.......... 1998 $263,359 $    --        $ 63,408     $ 31,108          --       $13,380
 Division President      1997 $191,500 $ 95,750       $    --      $    --       125,000      $13,530

--------
(1) Mr. Mercy became employed by Columbia/HCA in September 1998 and therefore received no compensation in 1997.
(2) 1998 salary amounts do not include the value of restricted stock awards granted in lieu of a portion of annual salary.

(3) Reflects bonus earned during 1997. In some instances, all or a portion of the bonus was paid during 1998. Each of the executive officers identified in the table had the option to take all or part of their bonus in shares of Columbia/HCA restricted stock at a 25% discount from the fair market value at the time of grant, which is reflected in the Restricted Stock Awards column. Columbia/HCA's cash bonus program was discontinued in August 1997.

(4) Perquisites and other personal benefits did not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus for any executive officer identified in the table. Other compensation consists principally of relocation expenses.

(5) 1998 amounts represent the average of the closing prices on trading days during the deferral period of Columbia/HCA shares issued in lieu of a portion of annual salary. 1997 amounts represent the average of the closing price on the five trading days prior to the grant date of shares of Columbia/HCA restricted stock granted in lieu of all or a portion of a cash bonus. As of January 1, 1999, Messrs. Fleetwood, Donahey, Gracey and Slipkovich held an aggregate of 5,659, 13,733, 3,192 and 2,117 shares of restricted stock, respectively. Pursuant to Securities and Exchange Commission rules, after deducting the consideration paid therefor, the shares held by Messrs. Gracey and Slipkovich had a net pre-tax value of $10,770 and $3,215, respectively, and the shares held by Messrs. Fleetwood and Donahey were without value. Dividends will be payable on shares of restricted stock if and to the extent paid on Columbia/HCA's Common Stock generally, regardless of whether or not the shares are vested.
(6) Options to acquire shares of Columbia/HCA Common Stock. Columbia/HCA granted options at two separate times in 1997. The 1997 regular grant was issued in February 1997. A special grant was issued in

   November 1997 to help ensure the retention and motivation of key executives, including each of the executive officers identified in the table, at the time Columbia/HCA was reorganizing. On average, the size of the November 1997 grant is two times a competitive median long-term grant for a two year period (1998-99).
(7) Consists of Columbia/HCA contributions to Columbia/HCA's Savings and Investment Plan, Money Purchase Plan and Stock Bonus Plan.
(8) In 1998, Columbia/HCA paid Mr. Gracey $80,000 in connection with his services regarding the divestiture of the Atlantic Group division.


   Aggregated Option/SAR Exercises In Last Fiscal Year and FY-End Option/SAR
                                     Values

                                  Number of
                            Securities Underlying         Value of Unexercised In-the-
                         Unexercised Options/SARs at      Money Options/SARs at Fiscal
                             Fiscal Year-End (#)                 Year-End($) (1)
                         ------------------------------   -----------------------------------
Name                     Exercisable     Unexercisable     Exercisable        Unexercisable
----                     -------------   --------------   ------------------- ---------------
Scott L. Mercy..........           7,500              --  $        184,542.75      $       0
James M. Fleetwood,
 Jr.....................         131,745          396,250        1,241,673.28              0
Kenneth C. Donahey......         161,984          346,250        1,459,010.81              0
William Gracey..........          17,624           94,876                   0              0
Dan Slipkovich..........          33,026          141,125          294,813.30              0

--------
(1) The closing price for the Columbia/HCA Common Stock, as reported by the NYSE, on December 31, 1998 was $24.75. Value is calculated on the basis of the difference between the option exercise price and $24.75, multiplied by the number of shares of Columbia/HCA Common Stock underlying the option.

                      LifePoint Compensation Arrangements

Benefits and Employment Matters Agreement

  In connection with the distribution, Columbia/HCA, LifePoint and Triad will enter into the Benefits and Employment Matters Agreement, which allocates responsibilities for employee compensation, benefits, labor, benefit plan administration and certain other employment matters on and after the distribution date. Among other things, the Benefits and Employment Matters Agreement generally provides for grants to LifePoint employees of options to purchase shares of LifePoint common stock and Triad common stock in respect of vested options to purchase Columbia/HCA Common Stock (other than incentive stock options), and grants to purchase LifePoint stock in replacement of incentive stock options covering Columbia/HCA Common Stock. In addition, the Benefits and Employment Matters Agreement provides for the cancellation of non-vested options to purchase Columbia/HCA Common Stock and the discretionary grant of options to purchase LifePoint common stock. The Benefits and Employment Matters Agreement also provides for the establishment of certain of the benefit plans described in this section. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Benefits and Employment Matters Agreement."

The LifePoint 1998 Long-Term Incentive Plan

  The LifePoint 1998 Long-Term Incentive Plan has been adopted by the Board of Directors of Columbia/HCA in contemplation of the distribution.

  Reservation of Shares. Under the LifePoint Long-Term Incentive Plan, 5,425,000 shares of LifePoint common stock will be reserved for issuance. The shares of LifePoint common stock to be issued will be made available from authorized but unissued shares of LifePoint common stock or issued shares that have been reacquired by LifePoint. If any shares of LifePoint common stock that are the subject of an award are not issued and cease to be issuable for any reason, such shares will no longer be charged against the maximum share limitations and may again be made subject to awards. In the event of certain corporate reorganizations, recapitalizations, or other specified corporate transactions affecting LifePoint or the LifePoint common stock, proportionate adjustments may be made to the number of shares available for grant, as well as the other maximum share limitations, under the LifePoint Long-Term Incentive Plan, and the number of shares and prices under outstanding awards.

  Duration. The LifePoint Long-Term Incentive Plan has a term of 10 years, subject to earlier termination or amendment by the LifePoint Board of Directors.

  Administration. Beginning with the first meeting of the LifePoint Board of Directors, the LifePoint Long-Term Incentive Plan will be administered by the Compensation Committee of the LifePoint Board of Directors. Subject to the limitations set forth in the LifePoint Long-Term Incentive Plan, the LifePoint Compensation Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which the award will become vested, exercisable or payable, and the duration of the award.

  Eligibility. All employees of LifePoint and its subsidiaries and, in the case of awards other than incentive stock options, any consultant or independent contractor providing services to LifePoint or a subsidiary, will be eligible to be granted awards under the LifePoint Long-Term Incentive Plan, as selected from time to time by the LifePoint Compensation Committee in its sole discretion.

  Types of Awards. The LifePoint Long-Term Incentive Plan authorizes the grant of the following types of awards:

  . Stock Options (nonqualified and incentive stock options). The maximum number of shares that may be covered under options granted to any individual in any calendar year is 700,000 shares. The exercise price of an option may be determined by the LifePoint Compensation Committee, provided that the exercise price per share of an option may not be less than the fair market value of a share of LifePoint common stock on the date of grant. The value of LifePoint common stock (determined at the time of grant) that may be subject to incentive stock options that become exercisable by an employee in any one year is limited to $100,000. The maximum term of any stock option will be ten years from the date of grant. The LifePoint Compensation Committee is to determine the extent to which an option will become and/or remain exercisable in the event of termination of employment or service of a participant under various circumstances, including retirement, death or disability, subject to certain limitations for incentive stock options. An option may be exercised in whole or in part at any time during the term thereof by written notice to LifePoint, together with payment of the aggregate exercise price of the option. In addition to the exercise price, the participant must pay LifePoint in cash or, at the LifePoint Compensation Committee's discretion, in LifePoint common stock, the full amount of all applicable income tax and employment tax amounts required to be withheld in connection with the exercise of the option.

  . Stock Appreciation Rights. A stock appreciation right may be granted either in tandem with an option or without a related option. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the base price of the stock appreciation right (which may not be less than the fair market value of a share of LifePoint common stock on the date of grant) and the fair market value of a share of LifePoint common stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right is being exercised. The maximum term of a stock appreciation right will be 10 years from the date of grant. No more than 700,000 shares of LifePoint common stock may be subject to stock appreciation rights granted to any one participant during any calendar year. Stock appreciation rights are payable, in the discretion of the LifePoint Compensation Committee, in cash, in shares of LifePoint common stock, or in a combination of cash and shares of LifePoint common stock.

  . Performance Awards. Performance awards are units denominated on the date of grant either in shares of LifePoint common stock ("performance shares") or in specified dollar amounts ("performance units"). The Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code (a "Section 162(m) Award"), as well as performance awards that are not
     Section 162(m) Awards. Performance awards are payable upon the achievement of performance criteria established by the LifePoint Compensation Committee at the beginning of the applicable performance period. At the time of grant, the Compensation Committee establishes the number of units, the duration of the performance period or periods, the applicable performance criteria, and, in the case of performance units, the target unit value or range of unit values for the performance awards. At the end of the performance period, the Compensation Committee determines the payment to be made, based on the extent to which the performance goals have been achieved. Performance awards are payable, in the discretion of the LifePoint Compensation Committee, in cash, in shares of LifePoint common stock, or in a combination of cash and shares of LifePoint common stock. The maximum amount of compensation that may be payable to a participant during any one calendar year with respect to a performance unit shall be $4.2 million. The maximum number of performance shares granted to a participant during any one calendar year shall be 280,000 performance shares.

  . Phantom Stock. An award of phantom stock gives the participant the right to receive payment at the end of a fixed vesting period based on the value of a share of LifePoint common stock at the time of vesting. Phantom stock units are subject to such restrictions and conditions to payment as the LifePoint Compensation Committee determines are appropriate. An award of phantom stock may be granted, at the discretion of the LifePoint Compensation Committee, together with an award of dividend equivalent rights for the same number of shares covered thereby. Phantom stock awards are payable, in the discretion of the LifePoint Compensation Committee, in cash, in shares of LifePoint common stock having an equivalent fair market value on the applicable vesting dates, or in a combination thereof.

  . Restricted Stock Awards. An award of restricted stock represents shares of LifePoint common stock that are issued subject to such restrictions on transfer and incidents of ownership, and such forfeiture conditions, as the LifePoint Compensation Committee deems appropriate. The Committee may grant an award that is a Section 162(m) Award. The restrictions imposed upon an award of restricted stock will lapse in accordance with the vesting requirements specified by the LifePoint Compensation Committee in the award agreement. Such vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business goals or performance criteria established by the LifePoint Compensation Committee. The LifePoint Compensation Committee may, in connection with an award of restricted stock, require the payment of a specified purchase price. Subject to the transfer restrictions and forfeiture restrictions relating to the restricted stock award, the participant will have the rights of a stockholder of LifePoint, including all voting and dividend rights, during the restriction period, unless the LifePoint Compensation Committee determines otherwise at the time of the grant. The maximum number of shares of common stock that may be subject to a restricted stock award granted to a participant during any one calendar year shall be 280,000 shares.

  . Dividend Equivalents. Dividend equivalent awards entitle the holder to a right to receive cash payments determined by reference to dividends declared on the LifePoint common stock during the term of the award, which will not exceed 10 years from the date of grant. Dividend equivalent awards may be granted on a stand-alone basis or in tandem with other awards under the LifePoint Long-Term Incentive Plan. Dividend equivalent awards are payable in cash or in shares of LifePoint common stock, as determined by the LifePoint Compensation Committee.

  Change-In-Control. The LifePoint Compensation Committee may, in an award agreement, provide for the effect of a change-in-control (as defined in the LifePoint Long-Term Incentive Plan) on the award. Such provisions may include the acceleration of an award's vesting or extension of the time for exercise, the elimination or modification of performance or other conditions, the cash settlement of an award or other adjustments that the LifePoint Compensation Committee considers appropriate.

LifePoint Executive Stock Purchase Plan

  The LifePoint Executive Stock Purchase Plan will be adopted by LifePoint, and approved by the Columbia/HCA Board of Directors (as the sole shareholder of LifePoint common stock), prior to the distribution date.

  Reservation of Shares. Under the LifePoint Executive Stock Purchase Plan, 1,000,000 shares of LifePoint common stock will be reserved for issuance pursuant to all rights granted under the plan. The shares of LifePoint common stock to be issued will be made available from authorized but unissued shares of LifePoint common stock or issued shares that have been reacquired by LifePoint. To the extent that any right to purchase Lifepoint common stock granted under the plan is forfeited, cancelled, or otherwise terminated, the shares of LifePoint common stock covered thereunder will no longer be charged against the maximum share limitation and may again be made subject to rights granted under the plan. In the event of certain corporate reorganizations, recapitalizations or other specified corporate transactions affecting LifePoint or the LifePoint common stock, proportionate adjustments may be made to the number of shares available for grant and the number of shares under outstanding grants.

  Duration. The LifePoint Executive Stock Purchase Plan will have a term of 10 years, subject to earlier termination or amendment by the LifePoint Board of Directors.

  Administration. The LifePoint Executive Stock Purchase Plan will be administered by the Compensation Committee of the LifePoint Board of Directors. Subject to limitations to be set forth in the LifePoint Executive Stock Purchase Plan, the Compensation Committee will have the authority to determine the persons to whom rights are granted, the time at which rights will be granted, the number of shares that may be purchased under a right, the date or period during which such right may be exercised and all other terms of the right. With the consent of the affected participant, the Compensation Committee will have the authority to cancel and replace outstanding rights previously granted with new rights for the same or a different number of shares and to amend the terms of any outstanding right.

  Eligibility. All executive employees of LifePoint and its subsidiaries will be eligible to receive rights under the Lifepoint Executive Stock Purchase Plan.

  Initial Grants. The LifePoint Executive Stock Purchase Plan will specifically provide for initial grants of rights to certain executive officers. These rights are to be exercised for a period beginning on the distribution date and ending on the 21st trading date of the LifePoint common stock. LifePoint expects to grant to each of Messrs. Mercy, Fleetwood, Donahey, Carpenter, Hemphill, Gracey and Slipkovich, a right to purchase a number of shares of LifePoint common stock valued at $3,000,000, $1,500,000, $1,500,000,
$1,500,000, $700,000, $500,000, and $500,000, respectively; but in no event will the number of shares to be purchased by each such executive officer exceed the number of shares which can be purchased with such officer's above-referenced dollar limit, based on a value of $9.50 per share. If, as a result of the foregoing limitation, any executive officer's purchase right is limited, such executive officer may be allowed to purchase additional shares to the extent that the maximum number of shares allocated for the initial grants are not exercised.

  Exercise of Rights. A right will be exercised by written notice to LifePoint on or prior to a specified exercise date. Such written notice will be an agreement by the participant to pay the full purchase price of the LifePoint common stock by means of a purchase loan, except to the extent the notice is accompanied by a cash payment.

  Purchase Loan. LifePoint will loan each participant 100% of the purchase price of LifePoint common stock acquired by the participant under a right, on a full recourse basis, to the extent the participant does not elect to pay the purchase price in cash. The purchase price of the LifePoint common stock acquired shall equal the fair market value of such common stock on the date preceding the purchase. The loan will be secured by the shares purchased. Interest will be paid upon the loan's maturity or upon the loan's prepayment and will accrue at the applicable Federal rate, compounded semi-annually. However, if the participant's employment terminates for cause or the participant voluntarily terminates employment (other than for a good reason) within three years of purchasing the shares, in addition to any amounts otherwise due under the loan (including accrued interest), the participant will be required to pay LifePoint the additional interest that would have been payable in respect of the loan, if the regular interest rate on such purchase loan had been the prime rate, and interest thereon at such rate to the actual date of payment.

  Loan Maturity and Repayment. A loan will mature upon the earlier of (i) the fifth anniversary following the purchase of the shares, (ii) termination of the participant's employment for any reason, or (iii) bankruptcy of the participant. Within 120 days following the loan's maturity, the participant will be required to pay LifePoint the full amount remaining due on the loan, including all unpaid accrued interest.

  Loan Prepayments. The loan may be prepaid, in whole or in part, at any time. At any time following the earlier of (i) the second anniversary following the purchase of the shares, or (ii) a change in control, such shares may, at the participant's election, be sold to repay the loan. Any cash dividends received on the purchased shares prior to payment of the full amount due on such loan, net of assumed Federal, state and local income taxes, will be used to prepay the loan.

  Transfer Restrictions. A participant will not be entitled to delivery of the stock certificates representing the shares purchased and none of such shares may be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of (except by will or the applicable laws of descent and distribution) until the later of (i) full repayment of the purchase price and accrued interest (and any additional amount that may be due under the LifePoint Executive Stock Purchase Plan), and (ii) the earlier of (1) the third anniversary of the date the shares were purchased, (2) the participant's termination of employment or bankruptcy, and (3) a change in control. However, such shares may be sold to pay the loan at maturity, or to voluntarily prepay such loan at any time after the earlier of (i) the second anniversary of the date the shares were purchased, or (ii) a change in control.

  Death or Disability Benefit. In the event of termination of employment because of death or disability, where the amount remaining due on the loan (including accrued interest) is greater than the fair market value of the shares purchased, as of the date of such death or disability, LifePoint will pay a death or disability benefit equal to the amount of such payment remaining due over the shares' fair market value as of the date of such death or disability.

LifePoint Annual Cash Bonus Plan

  LifePoint plans to adopt the LifePoint Hospitals, Inc. Annual Cash Bonus Plan that will provide for the payment of annual cash bonuses following the close of each plan year, based upon the achievement of objective performance goals. The Annual Bonus Plan will be administered by the Senior Vice President of Human Resources and Administration. A Plan Committee, the LifePoint Compensation Committee and the Chief Executive Officer of LifePoint will also have administrative functions.

  Participation is limited to key management employees. An appropriate senior officer will recommend non-officer employees for participation in the Annual Bonus Plan as well as the related performance targets for such bonus. Such recommendations will be subject to final review and approval by the Chief Executive Officer. All recommendations regarding officers are to be made by the Chief Executive Officer, subject to final review and approval by the Compensation Committee.

  As soon as practicable after the end of each plan year and after receiving the recommendation of the Plan Committee, the Chief Executive Officer will review and approve bonus payments for all non-officer participants. The Compensation Committee will review and approve bonus payments for all participating officers. Bonus payments will be based on the achievement of specific performance objectives, based on criteria determined in accordance with the Annual Bonus Plan. Such criteria may include constituency satisfaction, the financial performance of LifePoint and other selected strategic components. Performance objectives may be subject to retroactive adjustments to reflect equitably unforeseen circumstances.


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


  The Chief Executive Officer, with the approval of the Compensation Committee, may modify, amend or terminate the Annual Bonus Plan, in whole or in part, at any time (except that no such action may negatively affect bonuses for any prior year).

The LifePoint Management Stock Purchase Plan

  The LifePoint Management Stock Purchase Plan will be adopted by the LifePoint Board of Directors in contemplation of the distribution.

  Reservation of Shares. 250,000 shares of LifePoint common stock may be issued pursuant to all awards of restricted shares or in respect of restricted share units under the LifePoint Management Stock Purchase Plan. The shares of LifePoint common stock to be issued will be made available from authorized but unissued shares of LifePoint common stock or issued shares that have been reacquired by LifePoint. If any shares of LifePoint common stock that are the subject of an award are forfeited, the related shares will no longer be charged against such maximum share limitation and may again be made subject to awards. In the event of certain corporate reorganizations, recapitalizations, or other specified corporate transactions affecting LifePoint or the LifePoint common stock, such substitution or adjustment shall be made in the aggregate number of LifePoint common stock that may be distributed as restricted shares or in respect of restricted share units under the LifePoint Management Stock Purchase Plan, and the number of restricted shares and/or restricted share units outstanding under the LifePoint Management Stock Purchase Plan, as may be determined to be appropriate by the Compensation Committee in its sole discretion.

  Duration. The LifePoint Management Stock Purchase Plan has a term of ten years, subject to earlier termination or amendment by the LifePoint Board of Directors.

  Administration. The LifePoint Management Stock Purchase Plan will be administered by the Compensation Committee of the LifePoint Board of Directors. The Compensation Committee shall have authority to administer the plan and to exercise all the powers and authorities either specifically granted to it under, or necessary or advisable in the administration of, the LifePoint Management Stock Purchase Plan, including, without limitation, to interpret the plan, to prescribe, amend and rescind rules and regulations relating to the plan, to determine the terms and provisions of agreements (which need not be identical) entered into under the plan and to make all other determinations deemed necessary or advisable for the administration of the plan.

   Eligibility. All LifePoint employees or groups of employees designated by the Compensation Committee in its sole discretion are eligible to be granted awards.

  Restricted Share Awards. The Compensation Committee may make awards of restricted shares. Under the LifePoint Management Stock Purchase Plan, a participant may elect to reduce his base salary up to a maximum percentage established by the Compensation Committee with respect to his employee classification and, in lieu of salary, receive a number of restricted shares equal to the amount of such salary reduction divided by a dollar amount equal to 75% of the average market value (as defined in the plan) of LifePoint common stock on the date on which such restricted share is granted. Restricted shares will be granted on June 30 and December 31 of each calender year for which a salary reduction election is in effect.

  An award of restricted shares represents shares of LifePoint common stock that are issued subject to such restrictions on transfer and incidents of ownership, and such forfeiture conditions, as set forth in the plan and as the Compensation Committee deems appropriate. Generally, the restricted period of restricted shares granted under the LifePoint Management Stock Purchase Plan will be three years from the date of grant. Subject to such transfer and forfeiture restrictions, the participant shall have all rights of a stockholder with respect to such restricted shares, including the right to receive dividends and the right to vote such restricted shares.

  Conversion of Restricted Shares into Restricted Share Units. If during the restricted period the Compensation Committee determines that LifePoint may lose its Federal income tax deduction in connection with the future lapsing of the restrictions on restricted shares because of the deductibility cap of Section 162(m) of the Code, the Compensation Committee, in its discretion, may convert some or all of the restricted shares into an equal number of share units, as to which payment will be postponed until such time as LifePoint will not lose its Federal income tax deduction for such payment under
Section 162(m). Until payment of the restricted share units is made, the participant will be credited with dividend equivalents on the restricted share units, which dividend equivalents will be converted into additional restricted share units.

  Termination of Employment During the Restricted Period. If during the restricted period the participant's employment is terminated by LifePoint either (i) for cause (as defined) or (ii) for any reason by the participant, the participant will forfeit his or her rights in the restricted shares, which shall automatically be considered to be cancelled, and shall have only an unfunded right to receive from LifePoint's general assets a cash payment equal to the lesser of (i) the fair market value of such restricted shares on the participant's last day of employment or (ii) the aggregate base salary foregone by the participant as a condition of receiving the restricted shares. If a participant's employment is terminated by LifePoint without cause during the restricted period, the participant will forfeit his rights in the restricted shares, which shall automatically be considered to be cancelled, and shall have only an unfunded right to receive from LifePoint's general assets a cash payment equal to either (i) the fair market value of such restricted shares on the participant's last day of employment or (ii) the aggregate base salary foregone by the participant as a condition of receiving the restricted shares, with the Compensation Committee to have the sole discretion as to which of such amounts shall be payable. If the employment of a participant holding restricted share units terminates during the restricted period relating to the restricted share units, they shall be treated in a manner substantially equivalent to the treatment of restricted shares set forth above.

  Upon a termination of employment which results from a participant's death or disability (as defined), all restrictions then outstanding with respect to restricted shares held by the participant automatically will expire. Upon the retirement of a participant, the Compensation Committee shall determine, in its discretion, whether all restrictions then outstanding with respect to restricted shares held by the participant shall expire or whether the participant shall instead be treated as though the participant's employment had been terminated by LifePoint without cause, as described above.

  Change-In-Control. Upon the occurrence of a change-in-control of LifePoint (as defined), the restricted period automatically will terminate as to all restricted shares awarded under the plan.

LifePoint Employee Stock Ownership Plan

  LifePoint expects to establish for the benefit of its employees a leveraged Employee Stock Ownership Plan (the "LifePoint ESOP") which, shortly after the distribution, will purchase newly issued shares of LifePoint common stock in an amount equal to 8.3% of the outstanding shares of LifePoint. The purchase price of the shares will be financed by issuing a promissory note to LifePoint or by borrowing from a third party lender (which loan will be guaranteed by LifePoint). Initially, all such shares will be held in a suspense account under the LifePoint ESOP. LifePoint will contribute annually to the LifePoint ESOP the funds required to repay the ESOP loan. As the ESOP loan is repaid, shares will be released from the suspense account and will be allocated to accounts established for participants under the LifePoint ESOP. The loan will be repaid over a 10 year period. Generally, each employee of LifePoint and its participating subsidiaries will participate in the LifePoint ESOP as of the first January 1 after his or her date of hire. Each participant in the LifePoint ESOP will be fully vested in his accounts after completion of seven years of service with LifePoint (including any pre-distribution service with Columbia/HCA and its affiliates).

Employment Contracts, Termination Of Employment Arrangements and Change in Control Arrangements

Employment Agreement of Scott Mercy

  Columbia/HCA expects to enter into an employment agreement with Scott Mercy and has agreed to take all steps necessary to ensure that LifePoint assumes and becomes bound by the employment agreement after the distribution. In addition, Mr. Mercy will receive stock option awards in connection with entering into the employment agreement.

  The employment agreement provides for a term of employment of five years (with automatic one-year renewals on the fourth and each subsequent anniversary of the effective date of the employment agreement, absent notice of non-extension), subject to earlier termination as provided in the employment agreement, and provides that Mr. Mercy will serve as Chief Executive Officer, a Director and Chairman of the Board of LifePoint after the distribution date at an annual base salary of $300,000, subject to review at least annually. The employment agreement also provides for guaranteed bonuses in amounts equal to
(i) $66,849 (payable as promptly as practicable after the execution of the employment agreement), (ii) $450,000 (payable within 90 days following the distribution and (iii) 50% of Mr. Mercy's base salary in effect on December 31, 1999 (payable as promptly as practicable following the close of 1999. Effective for LifePoint's first fiscal year beginning after 1999, Mr. Mercy will have an opportunity to earn an annual target bonus equal to not more than 100% of his base salary, based upon certain annual targets. Mr. Mercy will also be given an initial grant under the LifePoint Executive Stock Purchase Plan. See "LifePoint Compensation Arrangements--Executive Stock Purchase Plan."


  In the event that Mr. Mercy's employment is involuntarily terminated without "Cause" or if he resigns with "Good Reason" (each as defined in the employment agreement), Mr. Mercy will be entitled to payment of his then-current base salary and targeted bonus for the shorter of 24 months or the then-remaining term of the employment agreement, his benefit rights, payments for certain other accrued amounts and the costs of continued insurance coverage. In addition, Mr. Mercy will be entitled to certain payments if his employment is terminated for death or disability. In the event that Mr. Mercy's employment is terminated following the term of the employment agreement, in addition to his benefits rights and payments for certain other accrued items, under certain circumstances he will be entitled to a pro rata portion of 50% of his then-current base salary. Mr. Mercy will be indemnified in the event that any payment or benefit provided to him under the employment agreement would subject him to an excise tax under Section 4999 of the Internal Revenue Code.

  The employment agreement includes certain restrictive covenants for the benefit of Columbia/HCA and LifePoint relating to non-disclosure by Mr. Mercy of Columbia/HCA or LifePoint's confidential business information and trade secrets and non-competition by Mr. Mercy with regards to any business that is in competition with the hospitals owned by of either Columbia/HCA or LifePoint.

Certain Termination Arrangements

  Each of Messrs. Fleetwood, Donahey, and Gracey will participate in an enhanced severance plan through December 31, 1999. In the event that either Mr. Fleetwood or Mr. Donahey is terminated without cause during 1999, he will receive continued payment of his then-current base salary and his target bonus for thirty-six months after such termination. In the event that Mr. Gracey is terminated without cause during 1999, he will receive continued payment of his then-current base salary and his target bonus for twenty-four months after such termination. Severance policies for termination occurring subsequent to December 31, 1999 have not yet been established.

Certain One-Time Payments

  Each of Messrs. Mercy, Fleetwood, Donahey, Gracey and Slipkovich will receive from Columbia/HCA a one-time payment of $450,000, $787,500, $787,500, $270,000, and $188,900, respectively, to compensate them for a reduction in salary at the time of the distribution. In return, it is expected that their base salaries will remain fixed until the third anniversary of the distribution date.

    LifePoint Security Ownership by Certain Beneficial Owners and Management

  Immediately prior to the distribution, Columbia/HCA will own beneficially and
of record approximately       shares of LifePoint common stock, representing
100% of the shares of capital stock of LifePoint expected to be issued and outstanding immediately after the distribution. Columbia/HCA will have sole voting and sole investment power with respect to the shares owned by it. After the completion of the distribution, none of the outstanding shares of LifePoint common stock will be owned by Columbia/HCA.

  The following table sets forth the projected beneficial ownership of LifePoint common stock as of the distribution date of Columbia/HCA sponsored benefit plans (which collectively are projected to own 5% or more of such class of securities); certain persons LifePoint believes will become the beneficial owners of 5% or more of such class of securities; each of the persons who will be an LifePoint director as of the distribution date; each of the executive officers named in the Summary Compensation Table; and all of the persons who will be LifePoint directors and executive officers as of the distribution date as a group. The ownership information presented below:

  .  is based on Columbia/HCA's knowledge of the beneficial ownership of
     Columbia/HCA Stock as of        , 1999;

  .  reflects the distribution ratio of    shares of LifePoint common stock
     for every     shares of Columbia/HCA Stock outstanding on the record
     date;

  . reflects the Employee Stock Ownership Plan (the LifePoint Hospitals, Inc. Retirement Plan) that LifePoint expects to establish in accordance with the Benefits and Employment Matters Agreement; and

  . assumes no change in beneficial ownership of Columbia/HCA Stock between , 1999 and the record date.

                                                           Number of
Name of Beneficial Owner                                  Shares(1)(2) Percent
------------------------                                  ------------ -------
The Columbia/HCA Healthcare Corporation Stock Bonus Plan
 (3).....................................................                3.5%
The Columbia/HCA Healthcare Corporation Salary Deferral
 Plan (3)................................................                3.3%
The San Leandro Retirement and Savings Plan (3)..........                  *
LifePoint Hospitals, Inc. Retirement Plan................                8.3%
FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson
 (4).....................................................                7.0%
Wellington Management Company, LLP (5)...................                8.3%
Scott L. Mercy (6).......................................                  *
Ricki Tigert Helfer......................................                  *
Dr. John E. Maupin, Jr., D.D.S. .........................                  *
DeWitt Ezell, Jr.........................................                  *
William V. Lapham........................................                  *
James M. Fleetwood (6)...................................                  *
Kenneth C. Donahey (6)...................................                  *
William Gracey (6).......................................                  *
Dan Slipkovich (6).......................................                  *
All Directors and Executive Officers as a Group (11
 persons) (6)............................................

--------
*  Less than one percent.
(1) Unless otherwise indicated, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned. The number of shares shown does not include the interest of certain persons in shares held by family members in their own right.
(2) Each named person or group is deemed to be the beneficial owner of securities which may be acquired within 60 days through the exercise or conversion of options, warrants and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. Such securities are not deemed to be outstanding for the purpose of computing the percentage beneficially owned by any other person or group. Accordingly, the indicated number of shares includes shares issuable upon conversion of convertible securities or upon exercise of options (including employee stock options) held by such person or group.
(3) The address of the Columbia/HCA Healthcare Corporation Stock Bonus Plan, the Columbia/HCA Salary Deferral Plan and the San Leandro Retirement and Savings Plan is One Park Plaza, Nashville, Tennessee 37203. Such shares are beneficially owned by employees participating in such benefit plans and voted at the direction of Columbia/HCA's Retirement Committee which is composed of certain Columbia/HCA officers.
(4) The ownership given for FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson is based on information contained in the Schedule 13G dated February 1, 1999, filed with the SEC by FMR Corp. in respect of its beneficial ownership of Columbia/HCA Common Stock. The address of FMR Corp is 82 Devonshire Street, Boston, Massachusetts 02109.
(5) The ownership given for Wellington Management Company, LLP is based on information contained in the Schedule 13G dated December 31, 1998, filed with the SEC by Wellington Management Company, LLP in respect of its beneficial ownership of Columbia/HCA Common Stock. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(6) Excludes shares to be purchased pursuant to initial grants under the LifePoint Executive Stock Purchase Plan. See "LifePoint Management-- Executive Stock Purchase Plan."

                                Triad Management

Directors

  On the distribution date, the directors of Triad will be the persons named below.

            Name            Age      Principal Occupation or Employment for Past Five Years
            ----            ---      ------------------------------------------------------
 James D. Shelton..........  45 Chairman of the Board, President and Chief Executive Officer of
                                Triad, as of the distribution date; and since January 1, 1998,
                                President, the Triad Group of Columbia/HCA; President--Central
                                Group of Columbia/HCA from June 1994 until January 1, 1998;
                                Executive Vice President of the Central Division of National
                                Medical Enterprises, Inc. (presently called Tenet Healthcare
                                Corporation) (health care services) from May 1993 to June 1994;
                                Senior Vice President of Operations of National Medical
                                Enterprises, Inc., prior thereto.
 Michael J. Parsons........  43 Executive Vice President and Chief Operating Officer of Triad,
                                as of the distribution date; and since January 1, 1998, Chief
                                Operating Officer, the Pacific Group of Columbia/HCA; Chief
                                Financial Officer--Central Group of Columbia/HCA from July 1994 until January 1, 1998; Chief Financial Officer of the Central
                                Group of National Medical Enterprises, Inc. prior thereto.
 Thomas G. Loeffler, Esq...  52 Partner, Arter & Hadden LLP (law firm) since June 1993;
                                attorney and a consultant prior thereto. Mr. Loeffler served as a member of Congress to the United States House of
                                Representatives from 1979 to 1987. Mr. Loeffler is a director of Billing Concepts Corp., Introgen Therapeutics, Inc. and the
                                University of Texas Investment Management Company and is Vice
                                Chairman of the Board of Regents of the University of Texas
                                System.
 Thomas F. Frist III.......  31 Co-founder, FS Partners, LLC (private investment firm) since
                                1994; Assistant to principal, Rainwater, Inc. (private
                                investment firm) prior thereto.
 Marvin Runyon.............  74 Retired 70th Postmaster General of the United States (1992-
                                1998); Chairman of the Board, Tennessee Valley Authority from
                                1988 to 1992; President and Chief Executive Officer, Nissan
                                Motor Manufacturing Corporation U.S.A., prior thereto. Mr.
                                Runyan is a director of ProTeam.com and Stamps.com.
 Uwe E. Reinhardt, Ph.D. ..  60 James Madison Professor of Political Economy and Professor of
                                Economics and Public Affairs, Princeton University. Mr.
                                Reinhardt is a Trustee of Duke University Health Center, H&Q
                                Healthcare Investors and H&Q Life Sciences Investors, a Member
                                of the Board of the Center for Healthcare Strategies, Inc., and
                                a Member of the External Advisory Panel for Health, Nutrition
                                and Population, The World Bank.
 Allen A. Copping, D.D.S...  72 Professor, LSU School of Dentistry since 1971; Senior Visiting
                                Dentist, Medical Staff, Charity Hospital in New Orleans since
                                1973; President, Louisiana State University System from 1985 to
                                1999.

  The Triad Certificate provides that the Triad Board of Directors will be divided into three classes, with the classes to be as nearly equal in number as possible, and that, of the initial Triad directors following the distribution, one-third will continue to serve until the 2000 Annual Meeting of Stockholders, one-third will continue to serve until the 2001 Annual Meeting of Stockholders, and one-third will continue to serve until the 2002 Annual Meeting of Stockholders. Of the initial directors, Messrs. Runyon and Copping will serve until the 2000 Annual Meeting of Stockholders; Messrs. Shelton and Frist will serve until the 2001 Annual Meeting of Stockholders; and Messrs. Loeffler, Parsons and Reinhardt will serve until the 2002 Annual Meeting of Stockholders. Starting with the 2000 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term. See "Triad Description of Capital Stock--Certain Anti-Takeover Provisions--Triad Certificate and By-Laws--Classified Board of Directors."

  The Triad Board of Directors will have a number of standing committees, including an Executive Committee, an Audit Committee, and a Compensation Committee. The Triad Board of Directors will not have a standing nominating committee, but rather will act as a committee of the whole to screen candidates to be nominated for election thereto by the stockholders or chosen to fill newly created directorships or vacancies on the Triad Board of Directors.

  The Executive Committee may exercise certain powers of the Board of Directors regarding the management and direction of the business and affairs of Triad when the Board of Directors is not in session. All action taken by the Executive Committee is reported to and reviewed by the Triad Board of Directors. The members of the Executive Committee will be Messrs. Shelton, Loeffler and Parsons, with Mr. Parsons serving as Chair.

  The Audit and Compliance Committee of the Triad Board of Directors will review and make reports and recommendations to the Board of Directors with respect to the selection of the independent auditors of Triad and its subsidiaries, the arrangements for and the scope of the audits to be performed by them and the internal audit activities, accounting procedures and controls of Triad, and will review the annual consolidated financial statements of Triad. The committee also will monitor adherence to Triad's regulatory compliance program. The members of the Audit and Compliance Committee will be
Messrs. Runyon and Reinhardt, with     serving as Chair.

  The Compensation Committee of the Triad Board of Directors will be responsible for approving compensation arrangements for executive management of Triad, reviewing compensation plans relating to officers, grants of options and other benefits under Triad's employee benefit plans and reviewing generally Triad's employee compensation policy. The members of the Compensation Committee will be Messrs. Loeffler, Frist and Copping, with Mr. Frist serving as Chair.

Compensation of Directors

  The annual retainer for outside directors who are neither officers nor employees of Triad ("Non-Employee Directors") will be $18,000 and the Board meeting fee will be $1,500 per meeting. Committee members will receive a fee of $500 per meeting payable only for attendance at committee meetings not held in conjunction with a meeting of the Triad Board of Directors. Directors also are reimbursed for expenses incurred relating to attendance at meetings. Under the Triad Outside Directors Stock and Incentive Compensation Plan, each Non-Employee Director may elect to receive, in lieu of all or any portion (in multiples of 25%) of his annual retainer, deferred stock units, the payout of which, at the election of the director, may be deferred for two years or until the end of such director's term of office. The payment of deferred stock units will be made through the issuance of a stock certificate for a number of shares equal to the number of deferred stock units.

  The plan further provides that each Non-Employee Director will receive a one-time grant of an option, as of a date to be selected by the Triad Board of Directors, to acquire shares of Triad common stock (exercisable at the fair market value of Triad common stock on the date of grant) for a number of shares to be determined by the Triad Board. Each person who is a Non-Employee Director on the day of the annual meeting of Triad's stockholders will be granted on a date to be selected by the Triad Board of Directors an option to acquire shares of Triad common stock (exercisable at the fair market value of Triad common stock on the date of grant) for a number of shares to be determined by the Triad Board. The one-time options and the annual options will become exercisable as to one-fourth of the shares covered by the option on each of the first four anniversaries of the date of grant.

  The plan further provides that Non-Employee Directors may receive discretionary option grants.

  Upon the occurrence of a change in control of Triad (as defined), each outstanding option shall become fully and immediately exercisable.

Executive Officers

  On the distribution date, the executive officers of Triad will be as follows:

 Name                    Age Position And Professional Experience
 ----                    --- ------------------------------------

 James D. Shelton.......  45 Chairman of the Board, President and Chief Executive Officer
                             of Triad, as of the distribution date; and since January 1,
                             1998, President, the Pacific Group of Columbia/HCA;
                             President--Central Group of Columbia/HCA from June 1994 until
                             January 1, 1998; Executive Vice President of the Central
                             Division of National Medical Enterprises, Inc. (presently
                             called Tenet Healthcare Corporation) (health care services)
                             from May 1993 to June 1994; Senior Vice President of
                             Operations of National Medical Enterprises, Inc., prior
                             thereto.
 Michael J. Parsons.....  43 Executive Vice President and Chief Operating Officer of Triad,
                             as of the distribution date; and since January 1, 1998, Chief
                             Operating Officer, the Pacific Group of Columbia/HCA; Chief
                             Financial Officer--Central Group of Columbia/HCA from July
                             1994 until January 1, 1998; Chief Financial Officer of the
                             Central Group of National Medical Enterprises, Inc. prior
                             thereto.
 Burke W. Whitman.......  43 Executive Vice President, Chief Financial Officer and
                             Treasurer of Triad, as of the distribution date; and since
                             February 1, 1999, Chief Financial Officer, the Pacific Group
                             of Columbia/HCA; President, Chief Financial Officer, Director
                             and Co-founder, Deerfield Health Corporation from May 1994 until January 31, 1999; Vice President, Development and
                             Finance, Almost Family, Inc. (a wholly owned subsidiary of
                             Caretenders Health Corporation), prior thereto.
 Donald P. Fay..........  55 Executive Vice President, General Counsel and Secretary of
                             Triad, as of the distribution date; and since January 1, 1998,
                             Senior Vice President, the Pacific Group of Columbia/HCA; Vice
                             President--Legal, Columbia/HCA from February 1994 through
                             December 1997; Senior Counsel, Columbia/HCA, prior thereto.
 Christopher A. Holden..  34 Senior Vice President of Triad, as of the distribution date;
                             since January 1, 1998 through the distribution date,
                             President--West Division of the Pacific Group of Columbia/HCA;
                             President, West Texas Division of the Central Group of
                             Columbia/HCA from September 1997 until January 1, 1998; Vice
                             President of Administration for the Central Group of
                             Columbia/HCA from August 1994 until September 1997; Assistant
                             Vice President--Administration of the Central Group of
                             National Medical Enterprises, Inc. prior thereto.
 Nicholas J. Marzocco...  44 Senior Vice President of Triad, as of the distribution date;
                             since January 1, 1998 through the distribution date,
                             President--East Division of the Pacific Group of Columbia/HCA;
                             Chief Operating Officer of the Louisiana Division of
                             Columbia/HCA from September 1996 until January 1, 1998; Chief
                             Executive Officer of North Shore Regional Medical Center (a
                             310-bed hospital owned by National Medical Enterprises, Inc.
                             and located in Slidell, Louisiana) prior thereto.

 Name                  Age Position And Professional Experience
 ----                  --- ------------------------------------
 G. Wayne McAlister ..  52 Senior Vice President of Triad; since March 15, 1999, through the date of the distribution, President--Central Division of the
                           Pacific Group of Columbia/HCA; independent senior hospital management consultant from June 1997 until March 15, 1999;
                           Regional Vice President of Paracelsus Healthcare Corporation
                           from June 1995 until May 1997; Vice President, Operations, of
                           Tenet Healthcare Corporation from August 1993 until May 1995;
                           and President/Chief Operating Officer and Vice President of
                           Operations of Healthcare International prior thereto.
 W. Stephen Love......  47 Senior Vice President of Finance/Comptroller of Triad as of the
                           distribution date; and since March 1, 1999, Senior Vice
                           President of Finance/Comptroller of the Pacific Group of
                           Columbia/HCA; Senior Vice President/Corporate Chief Financial
                           Officer--Operations of Charter Behavioral Health Systems, L.L.C.
                           (formerly Charter Medical System) from December 1997 until March
                           1, 1999; Senior Vice President/Corporate Chief Financial Officer
                           of Charter Behavioral Health Systems, L.L.C. from June 1997 until December 1997; Vice President, Financial and Hospital
                           Operations of Charter Medical System prior thereto.

 William R. Huston....  44 Senior Vice President of Finance of Triad as of the distribution date; and since January 1999, Senior Vice President of Finance of the Pacific Group of Columbia/HCA; Division Chief Financial
                           Officer of various divisions of the Central Group of
                           Columbia/HCA from April 1995 to December 1998; Division Chief
                           Financial Officer of Tenet Healthcare Corporation prior thereto.

Executive Compensation

  The information under this heading relates to the compensation paid by Columbia/HCA to the Chief Executive Officer of Triad and the four individuals who will be executive officers of Triad as of the distribution date and who were, based on such compensation, the most highly compensated Triad executive officers for the year ended December 31, 1998. All cash compensation was paid by Columbia/HCA and all stock compensation was in the form of Columbia/HCA Common Stock or options to purchase shares of Columbia/HCA Common Stock. The principal positions listed in the table are those that will be held by such persons as of the distribution date. For information regarding certain future compensation arrangements which have been established for Triad as an independent, publicly-traded company, see "--Triad Compensation Arrangements."

                        Triad Summary Compensation Table

                                       Annual Compensation         Long-Term Compensation
                                --------------------------------- -------------------------
                                                                                Securities
                                                     Other Annual  Restricted   Underlying   All Other
    Name and Principal           Salary              Compensation    Stock     Options/SARS Compensation
         Position          Year  ($)(2)  Bonus($)(3)    ($)(4)    Awards($)(5)    (#)(6)       ($)(7)
    ------------------     ---- -------- ----------- ------------ ------------ ------------ ------------
James D. Shelton (1)...... 1998 $529,125   $   --      $   --       $121,388         --        $9,448
 Chairman, President and   1997 $415,000   $41,500     $   --       $221,400     350,000       $7,629
 Chief Executive Officer   1996 $350,000   $35,000     $   --       $187,000      82,500       $7,214
Michael J. Parsons........ 1998 $309,375   $   --      $   --       $ 36,559         --        $7,561
 Executive Vice President, 1997 $225,000   $56,250     $   --       $ 75,000     135,000       $7,629
  Chief Operating Officer
  and Treasurer
Nicholas J. Marzocco...... 1998 $271,688   $   --      $34,448      $ 50,456         --        $7,224
 Senior Vice President     1997 $207,000   $77,625     $31,158      $ 34,510      64,000       $7,004
Christopher A. Holden..... 1998 $243,750   $   --      $26,594      $ 63,378         --        $7,399
 Senior Vice President     1997 $195,000   $42,840     $28,950      $    --       60,000       $6,373
Donald P. Fay............. 1998 $240,300   $   --      $   --       $    --        4,200       $8,348
 Executive Vice President  1997 $178,000   $62,300     $   --       $    --       12,000       $8,438
  and General Counsel

--------
(1) Pursuant to SEC rules, includes information for 1996 because Mr. Shelton's compensation for that year was previously included in public disclosure by Columbia/HCA.
(2) 1998 salary amounts do not include the value of restricted stock awards granted in lieu of a portion of annual salary.

(3) Reflects bonus earned during the fiscal year. In some instances, all or a portion of the bonus was paid during the following fiscal year. Each of the executive officers identified in the table, except for Messrs. Holden and Fay, had the option to take all or part of their bonus in shares of Columbia/HCA restricted stock at a 25% discount from the fair market value at the time of grant, which is reflected in the Restricted Stock Awards column. Columbia/HCA's cash bonus program was discontinued in August 1997.

(4) Perquisites and other personal benefits did not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus for any executive officer identified in the table. Other compensation consists principally of relocation expenses.

(5) 1998 amounts represent the average of the closing prices on trading days during the deferral period of Columbia/HCA shares issued in lieu of a portion of annual salary. 1997 amounts represent the average of the closing price on the five trading days prior to the grant date of shares of Columbia/HCA restricted stock granted in lieu of all or a portion of a cash bonus. As of January 1, 1999, Messrs. Shelton, Parsons, Marzocco and Holden held an aggregate of 21,172, 6,971, 3,136 and 2,453 shares of restricted stock, respectively. Pursuant to Securities and Exchange Commission rules, after deducting the consideration paid therefor, the shares held by Messrs. Marzocco and Holden had a net pre-tax value of $12,933 and $11,965, respectively, and the shares held by Messrs. Shelton and Parsons were without value. Dividends will be payable on shares of restricted stock if and to the extent paid on Columbia/HCA's Common Stock generally, regardless of whether or not the shares are vested.
(6) Options to acquire shares of Columbia/HCA Common Stock. Columbia/HCA granted options at two separate times in 1997. The 1997 regular grant was issued in February 1997. A special grant was issued in November 1997 to help ensure the retention and motivation of key executives, including Messrs. Shelton, Parsons, Marzocco and Holden, at the time Columbia/HCA was reorganizing. On average, the size of the November 1997 grant is two times a competitive median long-term grant for a two-year period (1998-99).
(7) Consists of Columbia/HCA contributions to Columbia/HCA's Savings and Investment Plan, Money Purchase Plan and Stock Bonus Plan.

                       Columbia/HCA Option Grants In 1998

  The following table provides information on grants of options to purchase shares of Columbia/HCA Common Stock made during 1998 to the persons named in the Triad Summary Compensation Table. For a discussion of the treatment of such options and certain replacement grants of options to purchase shares of Triad common stock, see "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Benefits and Employment Matters Agreement-- Treatment of Columbia/HCA Common Stock Options."

                     Option/SAR Grants in Last Fiscal Year

                                          Percent of                            Potential Realizable
                                            Total                             Value At Assumed Annual
                            Number of    Options/SARs                                 Rates of
                           Securities     Granted to                          Stock Price Appreciation
                           Underlying     Employees   Exercise or               for Option Term (4)
                          SARS/Options    in Fiscal    Base Price  Expiration ------------------------
Name                     Granted (#) (1)     Year     ($/Sh)(2)(3)    Date      5% ($)      10% ($)
----                     --------------- ------------ ------------ ---------- ----------- ------------
James D. Shelton........        --            --             --         --            --           --
Michael J. Parsons......        --            --             --         --            --           --
Nicholas J. Marzocco....        --            --             --         --            --           --
Christopher A. Holden...        --            --             --         --            --           --
Donald P. Fay...........      4,200         0.06%       $26.4688     3/5/08   $ 69,913.56 $ 177,174.69

--------
(1) Options to acquire Columbia/HCA Common Stock.
(2) The option exercise price may be paid in shares of Columbia/HCA Common Stock owned by the executive officer, in cash, or a combination thereof.
(3) The ten-year options become exercisable with respect to 25% of the shares covered thereby on the second, third, fourth and fifth anniversary dates following the date of grant. The exercise price was equal to the fair market value of the Columbia/HCA Common Stock on the date of the grant.
(4) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Columbia/HCA Common Stock over the term of the options. These amounts do not take into account provisions of the options relating to termination of the option following termination of employment, non-transferability or vesting over periods of up to five years.

   Aggregated Option/SAR Exercises In Last Fiscal Year and FY-End Option/SAR
                                     Values

                         Number of Securities Underlying        Value of Unexercised In-the-
                           Unexercised Options/SARs at          Money Options/SARs at Fiscal
                               Fiscal Year-End (#)                     Year-End ($)(1)
                         -----------------------------------    ----------------------------------
          Name            Exercisable        Unexercisable       Exercisable        Unexercisable
          ----           ---------------    ----------------    --------------     ---------------
James D. Shelton........            84,375              453,125                --                  --
Michael J. Parsons......            37,125              178,875                --                  --
Nicholas J. Marzocco....                 0               75,250                --                  --
Christopher A. Holden...             1,140               71,280                --                  --
Donald P. Fay...........            27,750               39,450                --                  --

--------
(1) The closing price for the Columbia/HCA Common Stock, as reported by the NYSE, on December 31, 1998 was $24.75. Value is calculated on the basis of the difference between the option exercise price and $24.75, multiplied by the number of shares of Columbia/HCA Common Stock underlying the option.

                        Triad Compensation Arrangements

Benefits and Employment Matters Agreement

  In connection with the distribution, Columbia/HCA, LifePoint and Triad will enter into the Benefits and Employment Matters Agreement, which allocates responsibilities for employee compensation, benefits, labor, benefit plan administration and certain other employment matters on and after the distribution date. Among other things, the Benefits and Employment Matters Agreement generally provides for grants to Triad employees of options to purchase shares of LifePoint Common Stock and Triad common stock in respect of vested options to purchase Columbia/HCA Common Stock (other than incentive stock options) and grants to purchase Triad stock in replacement of incentive stock options covering Columbia/HCA Common Stock. In addition, the Benefits and Employment Matters Agreement provides for the cancellation of non-vested options to purchase Columbia/HCA Common Stock and the discretionary grant of options to purchase Triad common stock. The Benefits and Employment Matters Agreement also provides for the establishment of certain of the benefit plans described in this section. See "Arrangements Among Columbia/HCA, LifePoint and Triad Relating to the Distribution--Benefits and Employment Matters Agreement."

The Triad 1999 Long-Term Incentive Plan

  The Triad 1999 Long-Term Incentive Plan will be adopted by the Board of Directors of Columbia/HCA in contemplation of the distribution.

  Reservation of Shares. Under the Triad Long-Term Incentive Plan, 5,350,000 shares of Triad common stock will be reserved for issuance. The shares of Triad common stock to be issued will be made available from authorized but unissued shares of Triad common stock or issued shares that have been reacquired by Triad. If any shares of Triad common stock that are the subject of an award are not issued and cease to be issuable for any reason, such shares will no longer be charged against the maximum share limitations and may again be made subject to awards. In the event of certain corporate reorganizations, recapitalizations, or other specified corporate transactions affecting Triad or the Triad common stock, proportionate adjustments may be made to the number of shares available for grant, as well as the other maximum share limitations, under the Triad Long-Term Incentive Plan, and the number of shares and prices under outstanding awards.

  Duration. The Triad Long-Term Incentive Plan will have a term of 10 years, subject to earlier termination or amendment by the Triad Board of Directors.

  Administration. Beginning with the first meeting of the Triad Board of Directors, the Triad Long-Term Incentive Plan will be administered by the Compensation Committee of the Triad Board of Directors. Subject to the limitations set forth in the Triad Long-Term Incentive Plan, the Triad Compensation Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which the award will become vested, exercisable or payable, and the duration of the award.

  Eligibility. All employees of Triad and its subsidiaries and, in the case of awards other than incentive stock options, any consultant or independent contractor providing services to Triad or a subsidiary, will be eligible to be granted awards under the Triad Long-Term Incentive Plan, as selected from time to time by the Triad Compensation Committee in its sole discretion.

  Types of Awards. The Triad Long-Term Incentive Plan will authorize the grant of the following types of awards:

  . Stock Options (nonqualified and incentive stock options). The maximum number of shares that may be covered under options granted to any individual in any calendar year is 700,000 shares. The exercise price of an option may be determined by the Triad Compensation Committee, provided that the exercise price per share of an option may not be less than the fair market value of a share of Triad common stock on the date of grant. The value of Triad common stock (determined at the time of grant) that may be subject to incentive stock options that become exercisable by an employee in any one year is limited to $100,000. The maximum term of any stock option will be ten years from the date of grant. The Triad Compensation Committee is to determine the extent to which an option will become and/or remain exercisable in the event of termination of employment or service of a participant under various circumstances, including retirement, death or disability, subject to certain limitations for incentive stock options. An option may be exercised in whole or in part at any time during the term thereof by written notice to Triad, together with payment of the aggregate exercise price of the option. In addition to the exercise price, the participant must pay Triad in cash or, at the Triad Compensation Committee's discretion, in Triad common stock, the full amount of all applicable income tax and employment tax amounts required to be withheld in connection with the exercise of the option.

  . Stock Appreciation Rights. A stock appreciation right may be granted either in tandem with an option or without a related option. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the base price of the stock appreciation right (which may not be less than the fair market value of a share of Triad common stock on the date of grant) and the fair market value of a share of Triad common stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right is being exercised. The maximum term of a stock appreciation right will be 10 years from the date of grant. No more than 700,000 shares of Triad common stock may be subject to stock appreciation rights granted to any one participant during any calendar year. Stock appreciation rights are payable, in the discretion of the Triad Compensation Committee, in cash, in shares of Triad common stock, or in a combination of cash and shares of Triad common stock

  . Performance Awards. Performance awards are units denominated on the date of grant either in shares of Triad common stock ("performance shares") or in specified dollar amounts ("performance units"). The Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code (a "Section 162(m) Award"), as well as performance awards that are not Section 162(m) Awards. Performance awards are payable upon the achievement of performance criteria established by the Triad Compensation Committee at the beginning of the applicable performance period. At the time of grant, the Compensation Committee establishes the number of units, the duration of the performance period or periods, the applicable performance criteria, and, in the case of performance units, the target unit value or range of unit values for the performance awards. At the end of the performance period, the Compensation Committee determines the payment to be made, based on the extent to which the performance goals have been achieved. Performance awards are payable, in the discretion of the Triad Compensation Committee, in cash, in shares of Triad common stock, or in a combination of cash and shares of Triad common stock. The maximum amount of compensation that may be payable to a participant during any one calendar year with respect to a performance unit shall be $4.2 million. The maximum number of performance shares granted to a participant during any one calendar year shall be 280,000 performance shares.

  . Phantom Stock. An award of phantom stock gives the participant the right to receive payment at the end of a fixed vesting period based on the value of a share of Triad common stock at the time of vesting. Phantom stock units are subject to such restrictions and conditions to payment as the Triad Compensation Committee determines are appropriate. An award of phantom stock may be granted, at the discretion of the Triad Compensation Committee, together with an award of dividend equivalent rights for the same number of shares covered thereby. Phantom stock awards are payable, in the discretion of the Triad Compensation Committee, in cash, in shares of Triad common stock having an equivalent fair market value on the applicable vesting dates, or in a combination thereof.

  . Restricted Stock Awards. An award of restricted stock represents shares of Triad common stock that are issued subject to such restrictions on transfer and incidents of ownership, and such forfeiture conditions, as the Triad Compensation Committee deems appropriate. The Committee may grant an award that is a Section 162(m) Award. The restrictions imposed upon an award of restricted stock will lapse in accordance with the vesting requirements specified by the Triad Compensation Committee in the award agreement. Such vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business goals or performance criteria established by the Triad Compensation Committee. The Triad Compensation Committee may, in connection with an award of restricted stock, require the payment of a specified purchase price. Subject to the transfer restrictions and forfeiture restrictions relating to the restricted stock award, the participant will have the rights of a stockholder of Triad, including all voting and dividend rights, during the restriction period, unless the Triad Compensation Committee determines otherwise at the time of the grant. The maximum number of shares of common stock that may be subject to a restricted stock award granted to a participant during any one calendar year shall be 280,000 shares.

  . Dividend Equivalents. Dividend equivalent awards entitle the holder to a right to receive cash payments determined by reference to dividends declared on the Triad common stock during the term of the award, which will not exceed 10 years from the date of grant. Dividend equivalent awards may be granted on a stand-alone basis or in tandem with other awards under the Triad Long-Term Incentive Plan. Dividend equivalent awards are payable in cash or in shares of Triad common stock, as determined by the Triad Compensation Committee.

  Change-In-Control. The Triad Compensation Committee may, in an award agreement, provide for the effect of a change-in-control (as defined in the Triad Long-Term Incentive Plan) on the award. Such provisions may include the acceleration of an award's vesting or extension of the time for exercise, the elimination or modification of performance or other conditions, the cash settlement of an award or other adjustments that the Triad Compensation Committee considers appropriate.

Triad Executive Stock Purchase Plan

  The Triad Executive Stock Purchase Plan will be adopted by Triad, and approved by the Columbia/HCA Board of Directors (as the sole shareholder of LifePoint common Stock), prior to the distribution date.

  Reservation of Shares. Under the Triad Executive Stock Purchase Plan, 1,000,000 shares of Triad common stock will be reserved for issuance pursuant to all rights granted under the plan. The shares of Triad common stock to be issued will be made available from authorized but unissued shares of Triad common stock or issued shares that have been reacquired by Triad. To the extent that any right to purchase Triad common stock granted under the plan is forfeited, cancelled, or otherwise terminated, the shares of Triad common stock covered thereunder will no longer be charged against the maximum share limitation and may again be made subject to rights granted under the plan. In the event of certain corporate reorganizations, recapitalizations or other specified corporate transactions affecting Triad or the Triad common stock, proportionate adjustments may be made to the number of shares available for grant and the number of shares under outstanding grants.

  Duration. The Triad Executive Stock Purchase Plan will have a term of 10 years, subject to earlier termination or amendment by the Triad Board of Directors.

  Administration. The Triad Executive Stock Purchase Plan will be administered by the Compensation Committee of the Triad Board of Directors. Subject to limitations to be set forth in the Triad Executive Stock Purchase Plan, the Compensation Committee will have the authority to determine the persons to whom rights are granted, the time at which rights will be granted, the number of shares that may be purchased under a right, the date or period during which such right may be exercised and all other terms of the right. With the consent of the affected participant, the Compensation Committee will have the authority to cancel and replace outstanding rights previously granted with new rights for the same or a different number of shares and to amend the terms of any outstanding right.

  Eligibility. All executive employees of Triad and its subsidiaries will be eligible to receive rights under the Triad Executive Stock Purchase Plan.

  Initial Grants. The Triad Executive Stock Purchase Plan will specifically provide for initial grants of rights to certain executive officers. These rights are to be exercised for a period beginning on the distribution date and ending on the 21st trading date of the Triad common stock. Triad expects to grant each of Messrs. Shelton, Whitman, Parsons, Fay, Marzocco, Holden, McAllister, Huston, and Love a right to purchase the number of shares of Triad common stock valued at $5,000,000, $2,000,000, $1,000,000, $500,000, $500,000,
$500,000, $500,000, $500,000, and $500,000, respectively, but in no event will the number of shares to be purchased by each such executive officer exceed the number of shares which can be purchased with such officer's above-referenced dollar limit, based on a value of $12.50 per share. If, as a result of the foregoing limitation, any executive officer's purchase right is limited, such executive officer may be allowed to purchase additional shares to the extent that the maximum number of shares allocated for the initial grants are not exercised.

  Exercise of Rights. A right will be exercised by written notice to Triad on or prior to a specified exercise date. Such written notice will be an agreement by the participant to pay the full purchase price of the Triad common stock by means of a purchase loan, except to the extent the notice is accompanied by a cash payment.

  Purchase Loan. Triad will loan each participant 100% of the purchase price of Triad common stock acquired by the participant under a right, on a full recourse basis, to the extent the participant does not elect to pay the purchase price in cash. The purchase price of the Triad common stock acquired shall equal the fair market value of such common stock on the date preceding the purchase. The loan will be secured by the shares purchased. Interest will be paid upon the loan's maturity or upon the loan's prepayment and will accrue at the applicable Federal rate, compounded semi-annually. However, if the participant's employment terminates for cause or the participant voluntarily terminates employment (other than for a good reason) within three years of purchasing the shares, in addition to any amounts otherwise due under the loan (including accrued interest), the participant will be required to pay Triad the additional interest that would have been payable in respect of the loan, if the regular interest rate on such purchase loan had been the prime rate, and interest thereon at such rate to the actual date of payment.

  Loan Maturity and Repayment. A loan will mature upon the earlier of (i) the fifth anniversary following the purchase of the shares, (ii) termination of the participant's employment for any reason, or (iii) bankruptcy of the participant. Within 120 days following the loan's maturity, the participant will be required to pay Triad the full amount remaining due on the loan, including all unpaid accrued interest.

  Loan Prepayments. The loan may be prepaid, in whole or in part, at any time. At any time following the earlier of (i) the second anniversary following the purchase of the shares, or (ii) a change in control, such shares may, at the participant's election, be sold to repay the loan. Any cash dividends received on the purchased shares prior to payment of the full amount due on such loan, net of assumed Federal, state and local income taxes, will be used to prepay the loan.

  Transfer Restrictions. A participant will not be entitled to delivery of the stock certificates representing the shares purchased and none of such shares may be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of (except by will or the applicable laws of descent and distribution) until the later of (i) full repayment of the purchase price and accrued interest (and any additional amount that may be due under the Triad Executive Stock Purchase Plan), and (ii) the earlier of (1) the third anniversary of the date the shares were purchased, (2) the participant's termination of employment or bankruptcy, and (3) a change in control. However, such shares may be sold to pay the loan at maturity, or to voluntarily prepay such loan at any time after the earlier of (i) the second anniversary of the date the shares were purchased, or (ii) a change in control.

  Death or Disability Benefit. In the event of termination of employment because of death or disability, where the amount remaining due on the loan (including accrued interest) is greater than the fair market value of the shares purchased, as of the date of such death or disability, Triad will pay a death or disability benefit equal to the amount of such payment remaining due over the shares' fair market value as of the date of such death or disability.

Triad Annual Cash Bonus Plan

  Triad plans to adopt an annual cash bonus plan that will provide for the payment of annual cash bonuses following the close of each plan year, based upon the achievement of objective performance goals. The annual bonus plan will be administered by the Vice President of Human Resources and Administration. A plan committee, the Triad Compensation Committee and the Chief Executive Officer of Triad will also have administrative functions.

  Participation is limited to key management employees. An appropriate senior officer will recommend non-officer employees for participation in the annual bonus plan as well as the related performance targets for such bonus. Such recommendations will be subject to final review and approval by the Chief Executive Officer. All recommendations regarding officers are to be made by the Chief Executive Officer, subject to final review and approval by the Compensation Committee.

  As soon as practicable after the end of each plan year and after receiving the recommendation of the plan committee, the Chief Executive Officer will review and approve bonus payments for all non-officer participants. The Compensation Committee will review and approve bonus payments for all participating officers. Bonus payments will be based on the achievement of specific performance objectives, based on criteria determined in accordance with the annual bonus plan. Such criteria may include constituency satisfaction, the financial performance of Triad and other selected strategic components. Performance objectives may be subject to retroactive adjustments to reflect equitably unforeseen circumstances.

  The Chief Executive Officer, with the approval of the Compensation Committee, may modify, amend or terminate the annual bonus plan, in whole or in part, at any time (except that no such action may negatively affect bonuses for any prior year).

The Triad Management Stock Purchase Plan

  The Triad Management Stock Purchase Plan will be adopted by the Triad Board of Directors in contemplation of the distribution.

  Reservation of Shares. 260,000 shares of Triad common stock may be issued pursuant to all awards of restricted shares or in respect of restricted share units under the Triad Management Stock Purchase Plan. The shares of Triad common stock to be issued will be made available from authorized but unissued shares of Triad common stock or issued shares that have been reacquired by Triad. If any shares of Triad common stock that are the subject of an award are forfeited, the related shares will no longer be charged against such maximum share limitation and may again be made subject to awards. In the event of certain corporate reorganizations, recapitalizations, or other specified corporate transactions affecting Triad or the Triad common stock, such substitution or adjustment shall be made in the aggregate number of Triad common stock that may be distributed as restricted shares or in respect of restricted share units under the Triad Management Stock Purchase Plan, and the number of restricted shares and/or restricted share units outstanding under the Triad Management Stock Purchase Plan, as may be determined to be appropriate by the Compensation Committee in its sole discretion.

  Duration. The Triad Management Stock Purchase Plan has a term of ten years, subject to earlier termination or amendment by the Triad Board of Directors.

  Administration. The Triad Management Stock Purchase Plan will be administered by the Compensation Committee of the Triad Board of Directors. The Compensation Committee shall have authority to administer the plan and to exercise all the powers and authorities either specifically granted to it under, or necessary or advisable in the administration of, the Triad Management Stock Purchase Plan, including, without limitation, to interpret the plan, to prescribe, amend and rescind rules and regulations relating to the plan, to determine the terms and provisions of agreements (which need not be identical) entered into under the plan and to make all other determinations deemed necessary or advisable for the administration of the plan.

   Eligibility. All Triad employees or groups of employees designated by the Compensation Committee in its sole discretion are eligible to be granted awards.

  Restricted Share Awards. The Compensation Committee may make awards of restricted shares. Under the Triad Management Stock Purchase Plan, a participant may elect to reduce his base salary up to a maximum percentage established by the Compensation Committee with respect to his employee classification and, in lieu of salary, receive a number of restricted shares equal to the amount of such salary reduction divided by a dollar amount equal to 75% of the average market value (as defined in the plan) of Triad common stock on the date on which such restricted share is granted. Restricted shares will be granted on June 30 and December 31 of each calender year for which a salary reduction election is in effect.

  An award of restricted shares represents shares of Triad common stock that are issued subject to such restrictions on transfer and incidents of ownership, and such forfeiture conditions, as set forth in the plan and as the Compensation Committee deems appropriate. Generally, the restricted period of restricted shares granted under the Triad Management Stock Purchase Plan will be three years from the date of grant. Subject to such transfer and forfeiture restrictions, the participant shall have all rights of a stockholder with respect to such restricted shares, including the right to receive dividends and the right to vote such restricted shares.

  Conversion of Restricted Shares into Restricted Share Units. If during the restricted period the Compensation Committee determines that Triad may lose its Federal income tax deduction in connection with the future lapsing of the restrictions on restricted shares because of the deductibility cap of Section 162(m) of the Code, the Compensation Committee, in its discretion, may convert some or all of the restricted shares into an equal number of share units, as to which payment will be postponed until such time as Triad will not lose its Federal income tax deduction for such payment under Section 162(m). Until payment of the restricted share units is made, the participant will be credited with dividend equivalents on the restricted share units, which dividend equivalents will be converted into additional restricted share units.

  Termination of Employment During the Restricted Period. If during the restricted period the participant's employment is terminated by Triad either
(i) for cause (as defined) or (ii) for any reason by the participant, the participant will forfeit his or her rights in the restricted shares, which shall automatically be considered to be cancelled, and shall have only an unfunded right to receive from Triad's general assets a cash payment equal to the lesser of (i) the fair market value of such restricted shares on the participant's last day of employment or (ii) the aggregate base salary foregone by the participant as a condition of receiving the restricted shares. If a participant's employment is terminated by Triad without cause during the restricted period, the participant will forfeit his rights in the restricted shares, which shall automatically be considered to be cancelled, and shall have only an unfunded right to receive from Triad's general assets a cash payment equal to either (i) the fair market value of such restricted shares on the participant's last day of employment or (ii) the aggregate base salary foregone by the participant as a condition of receiving the restricted shares, with the Compensation Committee to have the sole discretion as to which of such amounts shall be payable. If the employment of a participant holding restricted share units terminates during the restricted period relating to the restricted share units, they shall be treated in a manner substantially equivalent to the treatment of restricted shares set forth above.

  Upon a termination of employment which results from a participant's death or disability (as defined), all restrictions then outstanding with respect to restricted shares held by the participant automatically will expire. Upon the retirement of a participant, the Compensation Committee shall determine, in its discretion, whether all restrictions then outstanding with respect to restricted shares held by the participant shall expire or whether the participant shall instead be treated as though the participant's employment had been terminated by Triad without cause, as described above.

  Change-In-Control. Upon the occurrence of a change-in-control of Triad (as defined), the restricted period automatically will terminate as to all restricted shares awarded under the plan.

Triad Employee Stock Ownership Plan

  Triad expects to establish for the benefit of its employees a leveraged Employee Stock Ownership Plan (the "Triad ESOP") which, shortly after the distribution, will purchase newly issued shares of Triad common stock in an amount equal to 9.0% of the outstanding shares of Triad. The purchase price of the shares will be financed by issuing a promissory note to Triad or by borrowing from a third party lender (which loan will be guaranteed by Triad). Initially, all such shares will be held in a suspense account under the Triad ESOP. Triad will contribute annually to the Triad ESOP the funds required to repay the ESOP loan. As the ESOP loan is repaid, shares will be released from the suspense account and will be allocated to accounts established for participants under the Triad ESOP. The loan will be repaid over a 10 year period. Generally, each employee of Triad and its participating subsidiaries will participate in the Triad ESOP as of the first January 1 after his or her date of hire. Each participant in the Triad ESOP will be fully vested in his accounts after completion of seven years of service with Triad (including any pre-distribution service with Columbia/HCA and its affiliates).

Employment Contracts, Termination Of Employment Arrangements and Change in Control Arrangements

  Each of Messrs. Parsons, Marzocco, Holden and Fay will participate in an enhanced severance plan through December 31, 1999. In the event that any of Messrs. Parsons, Marzocco or Holden is terminated without cause during 1999, he will receive continued payment of his then-current base salary and his target bonus for twenty-four months after such termination. In the event that Mr. Fay is terminated without cause during 1999, he will receive continued payment of his then-current base salary and his target bonus for twelve months after such termination. Severance policies for termination occurring subsequent to December 31, 1999 have not yet been established.

      Triad Security Ownership by Certain Beneficial Owners and Management

  Immediately prior to the distribution, Columbia/HCA will own beneficially and
of record approximately       shares of Triad common stock, representing 100%
of the shares of capital stock of Triad expected to be issued and outstanding immediately after the distribution. Columbia/HCA will have sole voting and sole investment power with respect to the shares owned by it. After the completion of the distribution none of the outstanding shares of Triad common stock will be owned by Columbia/HCA.

  The following table sets forth the projected beneficial ownership of Triad common stock as of the distribution date of Columbia/HCA sponsored benefit plans (which collectively are projected to own 5% or more of such class of securities); certain persons Triad believes will become the beneficial owners of 5% or more of such class of securities; each of the persons who will be a Triad director as of the distribution date; each of the executive officers named in the Summary Compensation Table; and all of the persons who will be Triad directors and executive officers as of the distribution date as a group. The ownership information presented below:
  .  is based on Columbia/HCA's knowledge of the beneficial ownership of
     Columbia/HCA Stock as of        , 1999;
  .  reflects the distribution ratio of    shares of Triad common stock for
     every     shares of Columbia/HCA Stock outstanding on the record date;

  . reflects the Employee Stock Ownership Plan (the Triad Hospitals, Inc. Retirement Savings Plan), Triad expects to establish in accordance with the Benefits and Employment Matters Agreement; and
  . assumes no change in beneficial ownership of Columbia/HCA Stock between , 1999 and the record date.

                                                           Number of
Name of Beneficial Owner                                  Shares(1)(2) Percent
------------------------                                  ------------ -------
The Columbia/HCA Healthcare Corporation Stock Bonus Plan
 (3).....................................................                3.5%
The Columbia/HCA Healthcare Corporation Salary Deferral
 Plan (3)................................................                3.3%
The San Leandro Retirement and Savings Plan (3)..........                  *
Triad Hospitals, Inc. Retirement Savings Plan............                9.0%
FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson
 (4).....................................................                6.9%
Wellington Management Company, LLP (5)...................                8.1%
James D. Shelton (6).....................................                  *
Thomas G. Loeffler, Esq. ................................                  *
Thomas F. Frist III......................................                  *
Marvin Runyon............................................                  *
Uwe W. Reinhardt, Ph.D...................................                  *
Allen A. Copping, D.D.S..................................                  *
Michael J. Parsons (6)...................................                  *
Nicholas J. Marzocco (6).................................                  *
Christopher A. Holden (6)................................                  *
Donald P. Fay (6)........................................                  *
All Directors and Executive Officers as a Group (13
 persons) (6)............................................

--------
*  Less than one percent.
(1) Unless otherwise indicated, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned. The number of shares shown does not include the interest of certain persons in shares held by family members in their own right.
(2) Each named person or group is deemed to be the beneficial owner of securities which may be acquired within 60 days through the exercise or conversion of options, warrants and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. Such securities are not deemed to be outstanding for the purpose of computing the percentage beneficially owned by any other person or group. Accordingly, the indicated number of shares includes shares issuable upon conversion of convertible securities or upon exercise of options (including employee stock options) held by such person or group.

(3) The address of the Columbia/HCA Healthcare Corporation Stock Bonus Plan, the Columbia/HCA Salary Deferral Plan and the San Leandro Retirement and Savings Plan is One Park Plaza, Nashville, Tennessee 37203. Such shares are beneficially owned by employees participating in such benefit plans and voted at the direction of Columbia/HCA's Retirement Committee which is composed of certain Columbia/HCA officers.
(4) The ownership given for FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson is based on information contained in the Schedule 13G dated February 1, 1999, filed with the SEC by FMR Corp. in respect of its beneficial ownership of Columbia/HCA Common Stock. The address of FMR Corp is 82 Devonshire Street, Boston, Massachusetts 02109.
(5) The ownership given for Wellington Management Company, LLP is based on information contained in the Schedule 13G dated December 31, 1998, filed with the SEC by Wellington Management Company, LLP in respect of its beneficial ownership of Columbia/HCA Common Stock. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(6) Excludes shares to be purchased pursuant to initial grants under the Triad Executive Stock Purchase Plan. See "Triad Management--Executive Stock Purchase Plan."

                     LifePoint Description of Capital Stock

Introduction

  LifePoint presently expects to have the following capital stock authorization and terms and anti-takeover provisions in place on the distribution date.

Authorized And Outstanding Capital Stock

  LifePoint's authorized capital stock consists of     shares of LifePoint
common stock, par value $.01 per share, and     authorized shares of preferred
stock, par value $.01 per share.

  After the completion of the distribution, there are expected to be
approximately     shares of LifePoint common stock outstanding held of record by approximately 18,700 persons, excluding shares of LifePoint common stock issuable upon the exercise of LifePoint stock options granted pursuant to the LifePoint Corporation 1999 Stock Option Plan in connection with the distribution. See "The Distribution--Results of the Distribution," and "LifePoint Management--LifePoint Compensation Arrangements--The LifePoint 1998 Long-Term Incentive Plan."

LifePoint Common Stock; Delaware Anti-Takeover Provisions

  The holders of LifePoint common stock are entitled to one vote for each share on all matters voted on by the stockholders, and are not entitled to cumulate votes for the election of directors. Subject to any preferences that may be applicable to any outstanding LifePoint preferred stock, the holders of LifePoint common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the LifePoint Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of LifePoint, the holders of shares of LifePoint common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of LifePoint preferred stock, if any, then outstanding. Holders of LifePoint common stock have no preemptive, conversion or other subscription rights, and there are no redemption or sinking fund provisions applicable to the LifePoint common stock.

  LifePoint is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"). Subject to certain exceptions, Section 203 of the Delaware Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of either the aggregate market value of the consolidated assets of the corporation or the aggregate market value of all the outstanding stock of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation or which provide the interested stockholder with a financial benefit. These restrictions do not apply where:

  . the business combination or the transaction in which the stockholder becomes interested is approved by the corporation's board of directors prior to the time the interested stockholder acquired its shares;

  . the interested stockholder acquired at least 85% of the outstanding voting stock of the corporation in the transaction in which the stockholder became an interested stockholder excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors as well as officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . the business combination is approved by the board of directors and the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

  The business combinations provisions of Section 203 of the Delaware Law may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of LifePoint that are not negotiated with and approved by the LifePoint Board of Directors.

LifePoint Preferred Stock

  The LifePoint Certificate of Incorporation (the "LifePoint Certificate")
provides that LifePoint may issue up to     shares of LifePoint preferred
stock. The LifePoint Board of Directors has the authority to issue LifePoint preferred stock in one or more series and to fix for each such series the voting powers, full, limited or none, and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of LifePoint. Because the terms of the LifePoint preferred stock may be fixed by the LifePoint Board of Directors without stockholder action, the LifePoint preferred stock could be issued quickly with terms calculated to defeat a proposed takeover of LifePoint or to make the removal of management of LifePoint more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the LifePoint common stock.

  In connection with the stockholder rights plan adopted by LifePoint, the
LifePoint Certificate provides for the issuance of a series of     shares of
LifePoint preferred stock designated as the Series A Junior Participating Preferred Stock, par value $.01 per share (the "LifePoint Series A Preferred Stock"). For a description of the terms of the LifePoint Series A Preferred Stock, see "--LifePoint Preferred Stock Purchase Rights."

LifePoint Preferred Stock Purchase Rights

  LifePoint has adopted a stockholders' rights plan, pursuant to which each outstanding share of LifePoint common stock is accompanied by one preferred stock purchase right (a "LifePoint Right," and collectively, the "LifePoint Rights") (in all cases, unless and until the LifePoint Rights expire or are redeemed or an LifePoint Rights Distribution Date (as defined below) occurs). Each LifePoint Right entitles the registered holder to purchase from LifePoint one one-thousandth of a share of LifePoint Series A Preferred Stock at a price
of $    per one one-thousandth of a share, subject to adjustment. The description and terms of the LifePoint Rights are set forth in a Rights
Agreement, dated as of        1999 (the "LifePoint Rights Agreement") between
LifePoint and National City Bank as Rights Agent (the "LifePoint Rights
Agent").

  Each share of LifePoint Series A Preferred Stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of LifePoint common stock. In the event of liquidation, dissolution or winding up of LifePoint, the holders of LifePoint Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of LifePoint common stock. Each share of LifePoint Series A Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of LifePoint. In the event of any consolidation, merger, combination or other transaction in which shares of LifePoint common stock are exchanged, each share of LifePoint Series A Preferred Stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property (payable in kind) as the case may be, into which or for which each share of LifePoint common stock is changed or exchanged. The rights of LifePoint Series A Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

  Initially, the LifePoint Rights will be attached to all LifePoint common stock certificates and no separate LifePoint Rights certificates will be issued. Separate certificates evidencing the LifePoint Rights ("LifePoint Right Certificates") will be mailed to holders of record of the LifePoint common stock as of the close of business on the earlier to occur of (1) the tenth day after a public announcement that a person or group of

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affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding LifePoint common stock, or (2) such date as may be determined by action of the Board of Directors of LifePoint following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding LifePoint common stock (the earlier of such dates being the "LifePoint Rights Distribution Date"). Prior to the time that a person would otherwise become an Acquiring Person, however, the Board of Directors may determine that such person shall not be an Acquiring Person for purposes of the LifePoint Rights Agreement.

  The LifePoint Rights Agreement provides that, until the LifePoint Rights Distribution Date (or earlier redemption or expiration of the LifePoint Rights):

  . the LifePoint Rights will be transferred with and only with the certificates for LifePoint common stock,

  . new LifePoint common stock certificates issued after the record date upon transfer or new issuance of LifePoint common stock will contain a notation incorporating the LifePoint Rights Agreement by reference, and

  . the surrender for transfer of any certificates for LifePoint common stock outstanding as of the record date also will constitute the transfer of the LifePoint Rights associated with the LifePoint common stock represented by such certificate.

  The LifePoint Rights are not exercisable until the LifePoint Rights
Distribution Date. The LifePoint Rights will expire on        , 2009, unless
the expiration date is extended or unless the LifePoint Rights are earlier redeemed or exchanged by LifePoint, in each case, as described below.

  If a person or group becomes an Acquiring Person, each holder of an LifePoint Right will thereafter have the right to receive, upon exercise, LifePoint common stock (or, in certain circumstances, LifePoint Series A Preferred Stock or other similar securities of LifePoint) having a value equal to two times the exercise price of the LifePoint Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all LifePoint Rights that are, or (under certain circumstances specified in the LifePoint Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

  In the event that LifePoint is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a LifePoint Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the LifePoint Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the LifePoint Right.

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of LifePoint common stock, the Board of Directors may exchange the LifePoint Rights (other than LifePoint Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of LifePoint common stock or one one-thousandth of a share of LifePoint Series A Preferred Stock (or of a share of a class or series of LifePoint's preferred stock having equivalent rights, preferences and privileges), as the case may be, per LifePoint Right (subject to adjustment).

  At any time prior to the existence of an Acquiring Person, the Board of Directors of LifePoint may redeem the LifePoint Rights, in whole but not in part, at a redemption price of $.01 per LifePoint Right. The redemption of the LifePoint Rights may be made effective at such time and on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the LifePoint Rights, the right to exercise the LifePoint Rights will terminate and the only right of the holders of LifePoint Rights will be to receive the redemption price.

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  The terms of the LifePoint Rights may be amended by the Board of Directors of
LifePoint without the consent of the holders of the LifePoint Rights, except that from and after the existence of an Acquiring Person no such amendment may adversely affect the interests of the holders of the LifePoint Rights (other than the Acquiring Person).

  The number of outstanding LifePoint Rights and the number of one one-thousandths of a share of LifePoint Series A Preferred Stock issuable upon exercise of each LifePoint Right are subject to adjustment under certain circumstances.

  Until a LifePoint Right is exercised, the holder thereof, as such, will have no rights as a stockholder of LifePoint, including, without limitation, the right to vote or to receive dividends.

  The LifePoint Rights have certain anti-takeover effects. The LifePoint Rights will cause substantial dilution to a person or group that attempts to acquire LifePoint on terms not determined by the Board of Directors to be in the best interests of all stockholders. The LifePoint Rights should not interfere with any merger or other business combination approved by the Board of Directors since (subject to the limitations described above) the LifePoint Rights may be redeemed by LifePoint at $.01 per LifePoint Right prior to the time a person or group has become an Acquiring Person.

Certain Anti-Takeover Provisions--LifePoint Certificate and By-Laws

  Certain provisions of the LifePoint Certificate and the LifePoint By-Laws may have the effect, either alone or in combination with each other, of making more difficult or discouraging a tender offer, takeover attempt or change in control that is opposed by LifePoint's Board of Directors but that a stockholder might consider to be in its best interest. LifePoint believes that such provisions are necessary to enable LifePoint to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the LifePoint Board of Directors to be in the best interests of LifePoint and its stockholders. These provisions are summarized in the following paragraphs.

  Classified Board of Directors. The Delaware Law provides that a corporation's board of directors may be divided into various classes with staggered terms of office. The LifePoint Certificate provides that the LifePoint Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as reasonably possible. The Board consists of the persons referred to in "LifePoint Management-- Directors." The LifePoint Certificate provides that of the initial directors of LifePoint, one-third will continue to serve until the 2000 Annual Meeting of Stockholders, one-third will continue to serve until the 2001 Annual Meeting of Stockholders, and one-third will continue to serve until the 2002 Annual Meeting of Stockholders. Of the initial directors, Messrs. and will serve until the 2000 Annual Meeting
of Stockholders; Messrs.    , and     will serve until the 2001 Annual Meeting
of Stockholders; and Messrs.    ,     and     will serve until the 2002 Annual
Meeting of Stockholders. Starting with the 2000 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term.

  The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the LifePoint Board of Directors. At least two annual meetings of stockholders, instead of one, generally will be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that LifePoint's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board would be beneficial to LifePoint and its stockholders and whether or not a majority of LifePoint's stockholders believe that such a change would be desirable.

  The classification provisions also could have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of LifePoint, even though such an attempt might be beneficial to LifePoint and its stockholders. The classification of the Board could thus

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increase the likelihood that incumbent directors will retain their positions.
In addition, because the classification provisions may discourage accumulations of large blocks of the LifePoint common stock by purchasers whose objective is to take control of LifePoint and remove a majority of the Board, the classification of the Board could tend to reduce the likelihood of fluctuations in the market price of the LifePoint common stock that might result from accumulations of large blocks for such a purpose. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of LifePoint common stock at a higher market price than might otherwise be the case.

  Number of Directors; Removal of Directors; Vacancies. The LifePoint Certificate provides that the number of directors will be fixed from time to time by action of not less than a majority of the LifePoint Board of Directors then in office, but in no event shall the number of directors be less than three nor more than 15. As of the distribution date, the number of directors of LifePoint will be five. The LifePoint Certificate provides that any vacancies (including newly-created directorships) will be filled only by the affirmative vote of a majority of the remaining directors, whether or not they constitute a quorum of directors. Directors appointed to fill vacancies created by the resignation or termination of a director will serve the remainder of the term of the resigning or terminated director. Accordingly, the LifePoint Board of Directors could prevent any stockholder from enlarging the LifePoint Board of Directors and filling the new directorships with such stockholder's own nominees.

  Under the Delaware Law, unless provided in the certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. The LifePoint Certificate provides that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting as a single class (without a separate vote of the holders of the LifePoint preferred stock unless required pursuant to the terms of any series of LifePoint preferred stock).

  Business Conducted at Meetings; Director Nominations. The By-Laws provide that nominations of persons for election to the LifePoint Board and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (a) pursuant to LifePoint's notice with respect to such meeting, (b) by or at the direction of the LifePoint Board or (c) by any stockholder of record of LifePoint who was a stockholder of record at the time of the giving of the notice required by the By-Laws, described below, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in the By-Laws. For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of LifePoint, such business must be a proper matter for stockholder action under the Delaware Law and, if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, solicits or participates in the solicitation of proxies in support of such proposal or nomination, the stockholder must have timely indicated such stockholder's, or such beneficial owner's, intention to do so. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of LifePoint not less than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The notice must include:

  . certain information as to each person whom the stockholder proposes to nominate for election or reelection as a director and such person's written consent to serve as a director if elected;

  . as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

  . certain information as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, including whether either such stockholder or beneficial owner intends to solicit or participate in the solicitation of proxies in favor of such proposal or nominee or nominees.

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  In the event that the number of directors to be elected to the LifePoint
Board is increased and there is not a public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by LifePoint at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of LifePoint not later than the close of business on the 10th day following the day on which such public announcement is first made by LifePoint.

  If the officer of LifePoint or other person presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with these advance notice provisions, such person will not be eligible for election as a director or such business will not be conducted at such meeting, as the case may be.

  By requiring advance notice of nominations by stockholders, the LifePoint Board of Directors has an appropriate opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the LifePoint Board of Directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, annual meetings of stockholders may be conducted in a more orderly manner and, to the extent deemed necessary or desirable by the LifePoint Board of Directors, the LifePoint Board of Directors has an appropriate opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the LifePoint Board of Directors' position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the LifePoint By-Laws do not give the LifePoint Board of Directors any power to approve or disapprove stockholder nominations of the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to LifePoint and its stockholders.

  No Stockholder Action by Written Consent; Stockholder Action at
Meetings. The LifePoint Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The LifePoint Certificate also provides that special meetings of stockholders can be called only by the Chairman of the Board or the Chief Executive Officer of LifePoint, in either of their discretion or at the written request of a majority of the LifePoint Board of Directors. Stockholders are not permitted to call a special meeting or to require that the LifePoint Board of Directors call a special meeting of stockholders. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by LifePoint.

  The provisions of the LifePoint Certificate prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders. These provisions would also prevent the holders of a majority of the outstanding shares of voting stock of LifePoint from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal opposed by the Chairman of the Board, the Chief Executive Officer and a majority of the LifePoint Board of Directors by calling a special meeting of stockholders prior to the time the Chairman of the Board, the Chief Executive Officer or a majority of the LifePoint Board of Directors believes such consideration to be appropriate.

  Fair Price Provision. The LifePoint Certificate contains a "fair price" provision, requiring that, in addition to any other vote required by the LifePoint Certificate or the Delaware Law, certain "business combination" transactions with a "related person" will be subject to the affirmative vote of the holders of not

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

less than 85% of the voting power of all of the outstanding shares of voting stock of LifePoint held by stockholders other than the related person. The 85% voting requirement will not be applicable if either:

  1. The business combination is approved by the Board of Directors of LifePoint by the affirmative vote of at least 66 2/3% of the "continuing directors," or

  2. All of the following conditions are satisfied:

    . the aggregate amount of cash and the fair market value of the property, securities or other consideration to be received per share of capital stock of LifePoint in the business combination by the holders of capital stock of LifePoint, other than the related person involved in the business combination, will not be less than the highest of (1) the highest per share price (including brokerage commissions, soliciting dealers' fees, and dealer-manager compensation, and with appropriate adjustments for recapitalizations, stock splits, stock dividends and like transactions and distributions) paid by such related person in acquiring any of its holdings of such class or series of capital stock, (2) the highest per share "market value" of such class or series of capital stock within the twelve-month period immediately preceding the date the proposal for such business combination was first publicly announced, or (3) the book value per share of such class or series of capital stock, determined in accordance with generally accepted accounting principles, as of the last day of the month immediately preceding the date the proposal for such business combination was first publicly announced;

    . the consideration to be received in such business combination by holders of capital stock other than the related person involved will, except to the extent that a stockholder agrees otherwise as to all or part of the shares which he or she owns, be in the same form and of the same kind as the consideration paid by the related person in acquiring capital stock already owned by it; provided, however, that if the related person has paid for capital stock with varying forms of consideration, the form of consideration for shares of capital stock acquired in the business combination by the related person must either be cash or the form used to acquire the largest number of shares of capital stock previously acquired by it; and

    . a proxy statement responsive to the requirements of the Exchange Act is mailed to the stockholders of LifePoint for the purpose of soliciting stockholder approval of such business combination and contains (1) any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors may choose to state and (2) the opinion of a reputable investment banking firm selected by the continuing directors as to the fairness of the terms of such business combination, from a financial point of view, to the public stockholders (other than the related person) of LifePoint.

  For the purpose of the fair price provision included in the LifePoint Certificate, certain terms are defined as follows.

  "Business Combination" means:

  . any merger or consolidation of LifePoint or a subsidiary with a related person;

  . any sale, lease, exchange, mortgage, pledge, transfer or other disposition other than in the ordinary course of business to or with a related person of any assets of LifePoint or a subsidiary having an aggregate fair market value of $25,000,000 or more;

  . the issuance or transfer by LifePoint of any shares of voting stock of LifePoint or securities convertible into or exercisable for such shares (other than by way of pro rata distribution to all stockholders) to a related person;

  . any recapitalization, merger or consolidation that would have the effect of increasing the voting power of a related person;

  . the adoption of any plan or proposal for the liquidation or dissolution of LifePoint or a subsidiary proposed, directly or indirectly, by or on behalf of a related person;

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

  . any merger or consolidation of LifePoint with another person proposed, directly or indirectly, by or on behalf of a related person, unless the entity surviving or resulting from such merger or consolidation has a provision in its certificate or articles of incorporation, charter or similar governing instrument which is substantially identical to the fair price provisions of the LifePoint Certificate; or

  . any agreement, contract or other arrangement or understanding providing, directly or indirectly, for any of the foregoing transactions.

  "Related Person" means any individual, partnership, corporation, trust or other person which together with its "affiliates" and "associates," as defined
in Rule 12b-2 under the Exchange Act as in effect on        , 1999, and
together with any other individual, partnership, corporation, trust or other person with which it or they have any agreement, contract or other arrangement or understanding with respect to acquiring, holding, voting or disposing of shares of voting stock of LifePoint, "beneficially owns" (within the meaning of Rule 13d-3 under the Exchange Act on said date) an aggregate of 10% or more of the voting power of all of the outstanding shares of voting stock of LifePoint. A related person, its affiliates and associates and all such other individuals, partnerships, corporations and other persons with whom it or they have any such agreement, contract or other arrangement or understanding, are deemed a single related person for purposes of this provision; provided, however, that the members of the LifePoint Board of Directors shall not be deemed to be associates or otherwise to constitute a Related Person solely by reason of their board membership. A person who is a related person (1) as of the time any definitive agreement relating to a business combination is entered into, (2) as of the record date for the determination of stockholders entitled to notice of and to vote on a business combination or (3) immediately prior to the consummation of a business combination, shall be deemed a related person for purposes of this provision.

  "Continuing Director" means any member of the LifePoint Board of Directors who is not an affiliate or associate of the related person and was a member of the LifePoint Board of Directors prior to the time that such person became a related person, and any successor of a continuing director who is unaffiliated with such related person and is recommended to succeed a continuing director by a majority of the continuing directors.

  "Market Value" means the average of the high-bid and low-asked quoted sales price on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) of a share on the NYSE Composite Tape, or, if the shares are not listed or admitted to trading on such exchange, on the principal United States securities exchange registered under the Exchange Act on which the shares are listed or admitted to trading, or, if the shares are not listed or admitted to trading on any such exchange, the mean between the closing high-bid and the low-asked quotations with respect to a share on such date as quoted on Nasdaq, or any similar system then in use, or, if no such quotations are available, the fair market value on such date of a share as at least 66 2/3% of the continuing directors shall determine.

  The fair price provision included in the LifePoint Certificate is intended to ensure that all stockholders of LifePoint receive equal treatment in the event of a tender or exchange offer and to protect stockholders of LifePoint against coercive or two-tiered takeover bids. Notwithstanding the foregoing, the provision could also have the effect of discouraging a third party from making a tender or exchange offer for LifePoint, even though such an offer might be beneficial to LifePoint and its stockholders.

  Amendment of the LifePoint Certificate and By-laws. The LifePoint Certificate contains provisions requiring the affirmative vote of the holders of a least 80% of the voting power of all of the outstanding shares of voting stock of LifePoint to amend certain provisions of the LifePoint Certificate (including the provisions discussed above relating to directors, action by written consent, special stockholder meetings and advance notice of stockholder nominations and stockholder proposals) or to amend any provision of the LifePoint By-laws. An amendment of the fair price provision included in the LifePoint Certificate requires the approval of 66 2/3% of the directors of LifePoint then in office and the affirmative vote of 85% of the voting power of all of the outstanding shares of voting stock of LifePoint held by stockholders other than any related person, unless the amendment is approved by 66 2/3% of the continuing directors. These provisions make it more difficult for stockholders to make changes in the LifePoint Certificate and the LifePoint By-laws, including changes designed to facilitate the exercise of control over LifePoint.

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

  Other Constituencies. In addition to any other considerations which the LifePoint Board of Directors may lawfully take into account, in determining whether to take or to refrain from taking corporate action on any matter, including proposing any matter to the stockholders of LifePoint, the Board may consider the effects, both short-term and long-term, of such action on the interests of the employees, associates, associated physicians, distributors, patients or other customers, suppliers or creditors of LifePoint, and the communities in which LifePoint owns or leases property or conducts business.

Limited Liability and Indemnification Provisions

  The LifePoint Certificate eliminates to the fullest extent now or hereafter permitted by the Delaware Law, liability of a director to LifePoint or its stockholders for monetary damages for any action taken, or failure to take any action, as a director, except for liability:

  . for any breach of the director's duty of loyalty to LifePoint or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock; or

  . for any transaction for which the director derives an improper personal benefit.

  This provision is intended to afford directors additional protection from, and limit their potential liability for, suits alleging a breach of duty by a director. LifePoint believes this provision will assist it in maintaining and securing the services of directors who are not employees of LifePoint. As a result of the inclusion of this provision, stockholders may be unable to recover monetary damages from directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions, such as an injunction or rescission based on a director's breach of the duty of care; as a practical matter, equitable remedies may not be available (e.g., after a transaction has already been effected). If equitable remedies are found not to be available to stockholders for any particular case, stockholders may not have any effective remedy against the challenged conduct.

  Section 145 of the Delaware Law permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of LifePoint, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of LifePoint has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  The LifePoint Certificate contains provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by
Section 145 and Delaware law which, in general, presently requires

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

that the individual act in good faith and in a manner he or she reasonably believed to be in or not opposed to LifePoint's best interests and, in the case of any criminal proceedings, that the individual has no reason to believe his or her conduct was unlawful. The LifePoint Certificate also permits LifePoint to purchase insurance and LifePoint has purchased and maintains insurance on behalf of LifePoint directors, officers, employees and agents against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not LifePoint would have the power to indemnify such person against such liability under the foregoing provisions of the LifePoint Certificate.

                       Triad Description of Capital Stock

Introduction

  Triad presently expects to have the following capital stock authorization and terms and anti-takeover provisions in place on the distribution date.

Authorized And Outstanding Capital Stock

  Triad's authorized capital stock consists of     authorized shares of Triad
common stock, par value $.01 per share, and     authorized shares of preferred
stock, par value $.01 per share.

  After the completion of the distribution, there are expected to be
approximately     shares of Triad common stock outstanding held of record by approximately 18,700 persons, excluding shares of Triad common stock issuable upon the exercise of Triad stock options granted pursuant to the Triad Corporation 1999 Stock Option Plan in connection with the distribution. See "The Distribution--Results of the Distribution" and "Triad Management--Triad Compensation Arrangements--The Triad 1998 Long-Term Incentive Plan."

Triad Common Stock; Delaware Anti-Takeover Provisions

  The holders of Triad common stock are entitled to one vote for each share on all matters voted on by the stockholders, and are not entitled to cumulate votes for the election of directors. Subject to any preferences that may be applicable to any outstanding Triad preferred stock, the holders of Triad common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Triad Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Triad, the holders of shares of Triad common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Triad preferred stock, if any, then outstanding. Holders of Triad common stock have no preemptive, conversion or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Triad common stock.

  Triad is subject to the provisions of Section 203 of the Delaware Law. Subject to certain exceptions, Section 203 of the Delaware Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of either the aggregate market value of the consolidated assets of the corporation or the aggregate market value of all the outstanding stock of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation or which provide the interested stockholder with a financial benefit. These restrictions do not apply where:

 . the business combination or the transaction in which the stockholder becomes interested is approved by the corporation's board of directors prior to the time the interested stockholder acquired its shares;

 . the interested stockholder acquired at least 85% of the outstanding voting stock of the corporation in the transaction in which the stockholder became an interested stockholder excluding, for purposes of

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   determining the number of shares outstanding, shares owned by persons who are directors as well as officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

 . the business combination is approved by the board of directors and the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

  The business combinations provisions of Section 203 of the Delaware Law may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of Triad that are not negotiated with and approved by the Triad Board of Directors.

Triad Preferred Stock

  The Triad Certificate of Incorporation (the "Triad Certificate") provides
that Triad may issue up to     shares of Triad preferred stock. The Triad Board
of Directors has the authority to issue Triad preferred stock in one or more series and to fix for each such series the voting powers, full, limited or none, and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of Triad. Because the terms of the Triad preferred stock may be fixed by the Triad Board of Directors without stockholder action, the Triad preferred stock could be issued quickly with terms calculated to defeat a proposed takeover of Triad or to make the removal of management of Triad more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Triad common stock.

  In connection with the stockholder rights plan adopted by Triad, the Triad
Certificate provides for the issuance of a series of     shares of Triad
preferred stock designated as the Series A Junior Participating Preferred Stock, par value $.01 per share (the "Triad Series A Preferred Stock"). For a description of the terms of the Triad Series A Preferred Stock, see "--Triad Preferred Stock Purchase Rights."

Triad Preferred Stock Purchase Rights

  Triad has adopted a stockholders' rights plan, pursuant to which each outstanding share of Triad common stock is accompanied by one preferred stock purchase right (a "Triad Right," and collectively, the "Triad Rights") (in all cases, unless and until the Triad Rights expire or are redeemed or a Triad Rights Distribution Date (as defined below) occurs). Each Triad Right entitles the registered holder to purchase from Triad one one-thousandth of a share of
Triad Series A Preferred Stock at a price of $    per one one-thousandth of a
share, subject to adjustment. The description and terms of the Triad Rights are
set forth in a Rights Agreement, dated as of        1999 (the "Triad Rights
Agreement") between Triad and National City Bank as Rights Agent (the "Triad Rights Agent").

  Each share of Triad Series A Preferred Stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of Triad common stock. In the event of liquidation, dissolution or winding up of Triad, the holders of Triad Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of Triad common stock. Each share of Triad Series A Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of Triad. In the event of any consolidation, merger, combination or other transaction in which shares of Triad common stock are exchanged, each share of Triad Series A Preferred Stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property (payable in kind) as the case may be, into which or for which each share of Triad common stock is changed or exchanged. The rights of Triad Series A Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

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  Initially, the Triad Rights will be attached to all Triad common stock certificates and no separate Triad Rights certificates will be issued. Separate certificates evidencing the Triad Rights ("Triad Right Certificates") will be mailed to holders of record of the Triad common stock as of the close of business on the earlier to occur of (1) the tenth day after a public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the outstanding Triad common stock or (2) such date as may be determined by action of the Board of Directors of Triad following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Triad common stock (the earlier of such dates being the "Triad Rights Distribution Date"). Prior to the time that a person would otherwise become an Acquiring Person, however, the Board of Directors may determine that such person shall not be an Acquiring Person for purposes of the Triad Rights Agreement.

  The Triad Rights Agreement provides that, until the Triad Rights Distribution Date (or earlier redemption or expiration of the Triad Rights):

  . the Triad Rights will be transferred with and only with the certificates for Triad common stock,

  . new Triad common stock certificates issued after the record date upon transfer or new issuance of Triad common stock will contain a notation incorporating the Triad Rights Agreement by reference, and

  . the surrender for transfer of any certificates for Triad common stock outstanding as of the record date also will constitute the transfer of the Triad Rights associated with the Triad common stock represented by such certificate.

  The Triad Rights are not exercisable until the Triad Rights Distribution
Date. The Triad Rights will expire on        , 2009, unless the expiration date
is extended or unless the Triad Rights are earlier redeemed or exchanged by Triad, in each case, as described below.

  If a person or group becomes an Acquiring Person, each holder of a Triad Right will thereafter have the right to receive, upon exercise, Triad common stock (or, in certain circumstances, Triad Series A Preferred Stock or other similar securities of Triad) having a value equal to two times the exercise price of the Triad Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Triad Rights that are, or (under certain circumstances specified in the Triad Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

  In the event that Triad is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Triad Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Triad Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Triad Right.

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Triad common stock, the Board of Directors may exchange the Triad Rights (other than Triad Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Triad common stock or one one-thousandth of a share of Triad Series A Preferred Stock (or of a share of a class or series of Triad's preferred stock having equivalent rights, preferences and privileges), as the case may be, per Triad Right (subject to adjustment).

  At any time prior to the existence of an Acquiring Person, the Board of Directors of Triad may redeem the Triad Rights, in whole but not in part, at a redemption price of $.01 per Triad Right. The redemption of the Triad Rights may be made effective at such time and on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Triad Rights, the right to exercise the Triad Rights will terminate and the only right of the holders of Triad Rights will be to receive the redemption price.

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

  The terms of the Triad Rights may be amended by the Board of Directors of Triad without the consent of the holders of the Triad Rights, except that from and after the existence of an Acquiring Person no such amendment may adversely affect the interests of the holders of the Triad Rights (other than the Acquiring Person).

  The number of outstanding Triad Rights and the number of one one-thousandths of a share of Triad Series A Preferred Stock issuable upon exercise of each Triad Right are subject to adjustment under certain circumstances.

  Until a Triad Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Triad, including, without limitation, the right to vote or to receive dividends.

  The Triad Rights have certain anti-takeover effects. The Triad Rights will cause substantial dilution to a person or group that attempts to acquire Triad on terms not determined by the Board of Directors to be in the best interests of all stockholders. The Triad Rights should not interfere with any merger or other business combination approved by the Board of Directors since (subject to the limitations described above) the Triad Rights may be redeemed by Triad at $.01 per Triad Right prior to the time a person or group has become an Acquiring Person.

Certain Anti-Takeover Provisions--Triad Certificate and By-Laws

  Certain provisions of the Triad Certificate and the By-Laws may have the effect, either alone or in combination with each other, of making more difficult or discouraging a tender offer, takeover attempt or change in control that is opposed by Triad's Board of Directors but that a stockholder might consider to be in its best interest. Triad believes that such provisions are necessary to enable Triad to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the Triad Board of Directors to be in the best interests of Triad and its stockholders. These provisions are summarized in the following paragraphs.

  Classified Board of Directors. The Delaware Law provides that a corporation's board of directors may be divided into various classes with staggered terms of office. The Triad Certificate provides that the Triad Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as reasonably possible. The Board consists of the persons referred to in "Triad Management--Directors." The Triad Certificate provides that of the initial directors of Triad, one-third will continue to serve until the 2000 Annual Meeting of Stockholders, one-third will continue to serve until the 2001 Annual Meeting of Stockholders, and one-third will continue to serve until the 2002 Annual Meeting of Stockholders. Of the initial directors, Messrs. Runyon and Copping will serve until the 2000 Annual Meeting of Stockholders; Messrs. Shelton and Frist will serve until the 2001 Annual Meeting of Stockholders; and Messrs. Loeffler, Parsons and Reinhardt will serve until the 2002 Annual Meeting of Stockholders. Starting with the 2000 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term.

  The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Triad Board of Directors. At least two annual meetings of stockholders, instead of one, generally will be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that Triad's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board would be beneficial to Triad and its stockholders and whether or not a majority of Triad's stockholders believe that such a change would be desirable.

  The classification provisions also could have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Triad, even though such an attempt might be beneficial to Triad and its stockholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions

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

may discourage accumulations of large blocks of the Triad common stock by purchasers whose objective is to take control of Triad and remove a majority of the Board, the classification of the Board could tend to reduce the likelihood of fluctuations in the market price of the Triad common stock that might result from accumulations of large blocks for such a purpose. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Triad common stock at a higher market price than might otherwise be the case.

  Number of Directors; Removal of Directors; Vacancies. The Triad Certificate provides that the number of directors will be fixed from time to time by action of not less than a majority of the Triad Board of Directors then in office, but in no event shall the number of directors be less than three nor more than 15. As of the distribution date, the number of directors of Triad will be seven. The Triad Certificate provides that any vacancies (including newly-created directorships) will be filled only by the affirmative vote of a majority of the remaining directors, whether or not they constitute a quorum of directors. Directors appointed to fill vacancies created by the resignation or termination of a director will serve the remainder of the term of the resigning or terminated director. Accordingly, the Triad Board of Directors could prevent any stockholder from enlarging the Triad Board of Directors and filling the new directorships with such stockholder's own nominees.

  Under the Delaware Law, unless provided in the certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. The Triad Certificate provides that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting as a single class (without a separate vote of the holders of the Triad preferred stock unless required pursuant to the terms of any series of Triad preferred stock).

  Business Conducted at Meetings; Director Nominations. The By-Laws provide that nominations of persons for election to the Triad Board and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (a) pursuant to Triad's notice with respect to such meeting,
(b) by or at the direction of the Triad Board or (c) by any stockholder of record of Triad who was a stockholder of record at the time of the giving of the notice required by the By-Laws, described below, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in the By-Laws. For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Triad, such business must be a proper matter for stockholder action under the Delaware Law and, if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, solicits or participates in the solicitation of proxies in support of such proposal or nomination, the stockholder must have timely indicated such stockholder's, or such beneficial owner's, intention to do so. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of Triad not less than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The notice must include:

 . certain information as to each person whom the stockholder proposes to nominate for election or reelection as a director and such person's written consent to serve as a director if elected;

 . as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

 . certain information as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, including whether either such stockholder or beneficial owner intends to solicit or participate in the solicitation of proxies in favor of such proposal or nominee or nominees.


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

  In the event that the number of directors to be elected to the Triad Board is increased and there is not a public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by Triad at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of Triad not later than the close of business on the 10th day following the day on which such public announcement is first made by Triad.

  If the officer of Triad or other person presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with these advance notice provisions, such person will not be eligible for election as a director or such business will not be conducted at such meeting, as the case may be.

  By requiring advance notice of nominations by stockholders, the Triad Board of Directors has an appropriate opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Triad Board of Directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, annual meetings of stockholders may be conducted in a more orderly manner and, to the extent deemed necessary or desirable by the Triad Board of Directors, the Triad Board of Directors has an appropriate opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Triad Board of Directors' position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the Triad By-laws do not give the Triad Board of Directors any power to approve or disapprove stockholder nominations of the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Triad and its stockholders.

  No Stockholder Action by Written Consent; Stockholder Action at Meetings. The Triad Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Triad Certificate also provides that special meetings of stockholders can be called only by the Chairman of the Board or the Chief Executive Officer of Triad, in either of their discretion or at the written request of a majority of the Triad Board of Directors. Stockholders are not permitted to call a special meeting or to require that the Triad Board of Directors call a special meeting of stockholders. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by Triad.

  The provisions of the Triad Certificate prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders. These provisions would also prevent the holders of a majority of the outstanding shares of voting stock of Triad from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal opposed by the Chairman of the Board, the Chief Executive Officer and a majority of the Triad Board of Directors by calling a special meeting of stockholders prior to the time the Chairman of the Board, the Chief Executive Officer or a majority of the Triad Board of Directors believes such consideration to be appropriate.

  Fair Price Provision. The Triad Certificate contains a "fair price" provision, requiring that, in addition to any other vote required by the Triad Certificate or the Delaware Law, certain "business combination" transactions with a "related person" will be subject to the affirmative vote of the holders of not less than 85%

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

of the voting power of all of the outstanding shares of voting stock of Triad held by stockholders other than the related person. The 85% voting requirement will not be applicable if either:

  1. The business combination is approved by the Board of Directors of Triad by the affirmative vote of at least 66 2/3% of the "continuing directors," or

  2.All of the following conditions are satisfied:

    . the aggregate amount of cash and the fair market value of the property, securities or other consideration to be received per share of capital stock of Triad in the business combination by the holders of capital stock of Triad, other than the related person involved in the business combination, will not be less than the highest of (1) the highest per share price (including brokerage commissions, soliciting dealers' fees, and dealer-manager compensation, and with appropriate adjustments for recapitalizations, stock splits, stock dividends and like transactions and distributions) paid by such related person in acquiring any of its holdings of such class or series of capital stock, (2) the highest per share "market value" of such class or series of capital stock within the twelve-month period immediately preceding the date the proposal for such business combination was first publicly announced, or (3) the book value per share of such class or series of capital stock, determined in accordance with generally accepted accounting principles, as of the last day of the month immediately preceding the date the proposal for such business combination was first publicly announced;

    . the consideration to be received in such business combination by holders of capital stock other than the related person involved will, except to the extent that a stockholder agrees otherwise as to all or part of the shares which he or she owns, be in the same form and of the same kind as the consideration paid by the related person in acquiring capital stock already owned by it; provided, however, that if the related person has paid for capital stock with varying forms of consideration, the form of consideration for shares of capital stock acquired in the business combination by the related person must either be cash or the form used to acquire the largest number of shares of capital stock previously acquired by it; and

    . a proxy statement responsive to the requirements of the Exchange Act is mailed to the stockholders of Triad for the purpose of soliciting stockholder approval of such business combination and contains (1) any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors may choose to state and (2) the opinion of a reputable investment banking firm selected by the continuing directors as to the fairness of the terms of such business combination, from a financial point of view, to the public stockholders (other than the related person) of Triad.

  For the purpose of the fair price provision included in the Triad Certificate, certain terms are defined as follows.

  "Business Combination" means:

  . any merger or consolidation of Triad or a subsidiary with a related person;

  . any sale, lease, exchange, mortgage, pledge, transfer or other disposition other than in the ordinary course of business to or with a related person of any assets of Triad or a subsidiary having an aggregate fair market value of $25,000,000 or more;

  . the issuance or transfer by Triad of any shares of voting stock of Triad or securities convertible into or exercisable for such shares (other than by way of pro rata distribution to all stockholders) to a related person;

  . any recapitalization, merger or consolidation that would have the effect of increasing the voting power of a related person;

  . the adoption of any plan or proposal for the liquidation or dissolution of Triad or a subsidiary proposed, directly or indirectly, by or on behalf of a related person;

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

  . any merger or consolidation of Triad with another person proposed, directly or indirectly, by or on behalf of a related person, unless the entity surviving or resulting from such merger or consolidation has a provision in its certificate or articles of incorporation, charter or similar governing instrument which is substantially identical to the fair price provisions of the Triad Certificate; or

  . any agreement, contract or other arrangement or understanding providing, directly or indirectly, for any of the foregoing transactions.

  "Related Person" means any individual, partnership, corporation, trust or other person which together with its "affiliates" and "associates," as defined
in Rule 12b-2 under the Exchange Act as in effect on        , 1999, and
together with any other individual, partnership, corporation, trust or other person with which it or they have any agreement, contract or other arrangement or understanding with respect to acquiring, holding, voting or disposing of shares of voting stock of Triad, "beneficially owns" (within the meaning of Rule 13d-3 under the Exchange Act on said date) an aggregate of 10% or more of the voting power of all of the outstanding shares of voting stock of Triad. A related person, its affiliates and associates and all such other individuals, partnerships, corporations and other persons with whom it or they have any such agreement, contract or other arrangement or understanding, are deemed a single related person for purposes of this provision; provided, however, that the members of the Triad Board of Directors shall not be deemed to be associates or otherwise to constitute a Related Person solely by reason of their board membership. A person who is a related person (1) as of the time any definitive agreement relating to a business combination is entered into, (2) as of the record date for the determination of stockholders entitled to notice of and to vote on a business combination or (3) immediately prior to the consummation of a business combination, shall be deemed a related person for purposes of this provision.

  "Continuing Director" means any member of the Triad Board of Directors who is not an affiliate or associate of the related person and was a member of the Triad Board of Directors prior to the time that such person became a related person, and any successor of a continuing director who is unaffiliated with such related person and is recommended to succeed a continuing director by a majority of the continuing directors.

  "Market Value" means the average of the high-bid and low-asked quoted sales price on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) of a share on the NYSE Composite Tape, or, if the shares are not listed or admitted to trading on such exchange, on the principal United States securities exchange registered under the Exchange Act on which the shares are listed or admitted to trading, or, if the shares are not listed or admitted to trading on any such exchange, the mean between the closing high-bid and the low-asked quotations with respect to a share on such date as quoted on Nasdaq, or any similar system then in use, or, if no such quotations are available, the fair market value on such date of a share as at least 66 2/3% of the continuing directors shall determine.

  The fair price provision included in the Triad Certificate is intended to ensure that all stockholders of Triad receive equal treatment in the event of a tender or exchange offer and to protect stockholders of Triad against coercive or two-tiered takeover bids. Notwithstanding the foregoing, the provision could also have the effect of discouraging a third party from making a tender or exchange offer for Triad, even though such an offer might be beneficial to Triad and its stockholders.

  Amendment of the Triad Certificate and By-laws. The Triad Certificate contains provisions requiring the affirmative vote of the holders of a least 80% of the voting power of all of the outstanding shares of voting stock of Triad to amend certain provisions of the Triad Certificate (including the provisions discussed above relating to directors, action by written consent, special stockholder meetings and advance notice of stockholder nominations and stockholder proposals) or to amend any provision of the Triad By-laws. An amendment of the fair price provision included in the Triad Certificate requires the approval of 66 2/3% of the directors of Triad then in office and the affirmative vote of 85% of the voting power of all of the outstanding shares of voting stock of Triad held by stockholders other than any related person, unless the amendment is approved by 66 2/3% of the continuing directors. These provisions make it more difficult for stockholders to make changes in the Triad Certificate and the Triad By-laws, including changes designed to facilitate the exercise of control over Triad.

  Other Constituencies. In addition to any other considerations which the Triad Board of Directors may lawfully take into account, in determining whether to take or to refrain from taking corporate action on any matter, including proposing any matter to the stockholders of Triad, the Board may consider the effects, both short-term and long-term, of such action on the interests of the employees, associates, associated physicians, distributors, patients or other customers, suppliers or creditors of Triad, and the communities in which Triad owns or leases property or conducts business.

Limited Liability and Indemnification Provisions

  The Triad Certificate eliminates to the fullest extent now or hereafter permitted by the Delaware Law, liability of a director to Triad or its stockholders for monetary damages for any action taken, or failure to take any action, as a director, except for liability:

  . for any breach of the director's duty of loyalty to Triad or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock; or

  . for any transaction for which the director derives an improper personal benefit.

  This provision is intended to afford directors additional protection from, and limit their potential liability for, suits alleging a breach of duty by a director. Triad believes this provision will assist it in maintaining and securing the services of directors who are not employees of Triad. As a result of the inclusion of this provision, stockholders may be unable to recover monetary damages from directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions, such as an injunction or rescission based on a director's breach of the duty of care; as a practical matter, equitable remedies may not be available (e.g., after a transaction has already been effected). If equitable remedies are found not to be available to stockholders for any particular case, stockholders may not have any effective remedy against the challenged conduct.

  Section 145 of the Delaware Law permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of Triad, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of Triad has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  The Triad Certificate contains provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by Section 145 and Delaware law which, in general, presently requires that the individual act in good faith and in a manner he or she reasonably believed to be in or not opposed to Triad's best interests and, in the case of any criminal proceedings, that the individual has no reason to believe his or her conduct was unlawful. The Triad Certificate also permits Triad to purchase insurance and Triad has purchased and maintains insurance on behalf of Triad directors, officers, employees and agents against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not Triad would have the power to indemnify such person against such liability under the foregoing provisions of the Triad Certificate.

                             Additional Information

  LifePoint has filed with the SEC a Registration Statement on Form 10 under the Exchange Act with respect to the shares of LifePoint common stock and associated LifePoint Rights to be received by Columbia/HCA stockholders in the distribution, and Triad has filed with the SEC a Registration Statement on Form 10 under the Exchange Act with respect to the shares of Triad common stock and associated Triad Rights to be received by Columbia/HCA stockholders in the distribution. This information statement does not contain all of the information set forth in the LifePoint Form 10 Registration Statement or the Triad Form 10 Registration Statement and (in each case) the exhibits and schedules relating thereto. Statements made in this information statement as to the contents of any contract, agreement, instrument or other document are not necessarily complete, and in each instance we refer you to the copy of the contract, agreement, instrument or document filed as an exhibit to the LifePoint Form 10 Registration Statement and the Triad Form 10 Registration Statement; each such statement is qualified in all respects by reference to such documents and the exhibits and schedules thereto.

  For further information, we refer you to the LifePoint Form 10 Registration Statement and the Triad Form 10 Registration Statement and the exhibits and schedules relating thereto, which are on file at the offices of the SEC and may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC in New York (Seven World Trade Center, Suite 1300, New York, New York 10048) and Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60661). The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such material may also be inspected at the offices of the NYSE (20 Broad Street, New York, New York 10005) or accessed electronically by means of the SEC's home page on the World Wide Web (http://www.sec.gov).

  Following the distribution, each of LifePoint and Triad will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the SEC. LifePoint and Triad also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to their respective stockholders in connection with their annual meetings of stockholders.

  You should rely only on the information contained in this information statement and other documents referred to in this information statement. Columbia/HCA, LifePoint and Triad have not authorized anyone to provide you with information that is different.

                         INDEX TO FINANCIAL STATEMENTS

LIFEPOINT HOSPITALS, INC. COMBINED FINANCIAL STATEMENTS

  Report of Independent Auditors................................            F-2
  Combined Statements of Operations--for the years ended
   December 31, 1998, 1997 and 1996.............................            F-3
  Combined Balance Sheets--December 31, 1998 and 1997...........            F-4
  Combined Statements of Equity--for the years ended December
   31, 1998, 1997 and 1996......................................            F-5
  Combined Statements of Cash Flows--for the years ended
   December 31, 1998, 1997 and 1996.............................            F-6
  Notes to Combined Financial Statements........................  F-7 thru F-18

TRIAD HOSPITALS, INC. COMBINED FINANCIAL STATEMENTS

  Report of Independent Auditors................................           F-19
  Combined Statements of Operations--for the years ended
   December 31, 1998, 1997 and 1996.............................           F-20
  Combined Balance Sheets--December 31, 1998 and 1997...........           F-21
  Combined Statements of Equity--for the years ended December
   31, 1998, 1997 and 1996......................................           F-22
  Combined Statements of Cash Flows--for the years ended
   December 31, 1998, 1997 and 1996.............................           F-23
  Notes to Combined Financial Statements........................ F-24 thru F-35

  Explanatory Note: The historical combined financial statements presented herein are those of the America Group and the Pacific Group of Columbia/HCA Healthcare Corporation. Prior to the distribution date, the assets and liabilities of the America Group will be contributed to LifePoint Hospitals, Inc., a newly-formed Delaware holding company and the assets and liabilities of the Pacific Group will be contributed to Triad Hospitals, Inc., a newly-formed Delaware holding company. On the distribution date, the assets and liabilities of the America Group will constitute substantially all of the assets and liabilities of LifePoint Hospitals, Inc. and the assets and liabilities of the Pacific Group will constitute substantially all of the assets and liabilities of Triad Hospitals, Inc.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Columbia/HCA Healthcare Corporation

  We have audited the accompanying combined balance sheets of the net assets and operations to be contributed to LifePoint Hospitals, Inc. (see Note 1) as of December 31, 1998 and 1997 and the related combined statements of operations, equity and cash flows for each of the three years in the period ended December 31, 1998. These combined financial statements are the responsibility of the management of Columbia/HCA Healthcare Corporation (the "Company"). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the net assets and operations to be contributed to LifePoint Hospitals, Inc. (see Note 1) at December 31, 1998 and 1997 and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

  As explained in Note 7 to the combined financial statements, effective January 1, 1997, the Company changed its method of accounting for start-up costs.

                                          Ernst & Young LLP

Nashville, Tennessee
March 5, 1999

                           LIFEPOINT HOSPITALS, INC.

                       COMBINED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                (Dollars in millions, except per share amounts)

                                                           1998    1997    1996
                                                          ------  ------  ------
Revenues................................................  $498.4  $487.6  $464.0
Salaries and benefits...................................   220.8   196.6   175.2
Supplies................................................    62.0    55.0    50.9
Other operating expenses................................   117.2   119.5    99.3
Provision for doubtful accounts.........................    41.6    34.5    28.0
Depreciation and amortization...........................    28.3    27.4    23.5
Interest expense allocated from Columbia/HCA............    19.1    15.4    14.1
Management fees allocated from Columbia/HCA.............     8.9     8.2     6.2
Impairment of long-lived assets.........................    26.1     --      --
                                                          ------  ------  ------
                                                           524.0   456.6   397.2
                                                          ------  ------  ------
Income (loss) from continuing operations before minority
 interests and income taxes (benefit)...................   (25.6)   31.0    66.8
Minority interests in earnings of consolidated
 entities...............................................     1.9     2.2     1.2
                                                          ------  ------  ------
Income (loss) from continuing operations before income
 taxes (benefit)........................................   (27.5)   28.8    65.6
Provision for income taxes (benefit)....................    (9.8)   11.7    26.3
                                                          ------  ------  ------
Income (loss) from continuing operations ...............   (17.7)   17.1    39.3
Discontinued operations:
  Income (loss) from operations, net of income taxes
   (benefit) of $(2.6), $(0.1) and $1.2 for the years
   ended December 31, 1998, 1997 and 1996,
   respectively.........................................    (4.1)    (.6)    1.9
  Estimated loss on disposal, net of income tax benefit
   of $2.4..............................................     --     (3.4)    --
Cumulative effect of accounting change, net of income
 tax benefit of $0.4....................................     --      (.6)    --
                                                          ------  ------  ------
     Net income (loss)..................................  $(21.8) $ 12.5  $ 41.2
                                                          ======  ======  ======
Basic earnings (loss) per share (see Note 13):
  Income (loss) from continuing operations..............  $(0.59) $ 0.57  $ 1.31
  Income (loss) from discontinued operations............   (0.14)  (0.14)   0.06
  Cumulative effect of accounting change................     --    (0.02)    --
                                                          ------  ------  ------
     Net income (loss)..................................  $(0.73) $ 0.41  $ 1.37
                                                          ======  ======  ======
Diluted earnings (loss) per share (see Note 13):
  Income (loss) from continuing operations..............  $(0.59) $ 0.57  $ 1.30
  Income (loss) from discontinued operations............   (0.14)  (0.14)   0.06
  Cumulative effect of accounting change................     --    (0.02)    --
                                                          ------  ------  ------
     Net income (loss)..................................  $(0.73) $ 0.41  $ 1.36
                                                          ======  ======  ======

     The accompanying notes are an integral part of the combined financial statements.

                           LIFEPOINT HOSPITALS, INC.

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                             (Dollars in millions)

                                                     Pro Forma
                                                    Liabilities
                                                     and Equity
                                                        1998
                                                    (see Note 2)  1998    1997
                                                    ------------ ------  ------
                                                    (unaudited)
                      ASSETS
                      ------
Current assets:
  Accounts receivable, less allowances for
   doubtful accounts of
   $48.3 and $37.5 at December 31, 1998 and 1997..               $ 36.4  $ 53.1
  Inventories.....................................                 14.0    13.0
  Deferred taxes and other current assets.........                 18.6    14.4
                                                                 ------  ------
                                                                   69.0    80.5
Property and equipment, at cost:
  Land............................................                  7.2     7.2
  Buildings.......................................                203.1   222.9
  Equipment.......................................                221.9   198.8
  Construction in progress (estimated cost to
   complete and equip after December 31, 1998--
   $61.8).........................................                 10.4    10.7
                                                                 ------  ------
                                                                  442.6   439.6
Accumulated depreciation..........................               (176.2) (154.2)
                                                                 ------  ------
                                                                  266.4   285.4
Intangible assets, net of accumulated amortization
 of $7.7 and $6.6 at
 December 31, 1998 and 1997.......................                 15.2    17.8
Other.............................................                  4.4    14.2
                                                                 ------  ------
                                                                 $355.0  $397.9
                                                                 ======  ======
              LIABILITIES AND EQUITY
              ----------------------
Current liabilities:
  Accounts payable................................     $ 15.5    $ 15.5  $ 15.3
  Accrued salaries................................       11.7      11.7    11.7
  Other current liabilities.......................       14.9      14.9    12.4
                                                       ------    ------  ------
                                                         42.1      42.1    39.4
Intercompany balances payable to Columbia/HCA ....        --      167.6   182.5
Long-term debt....................................      260.3        .3     1.4
Deferred taxes and other liabilities..............       21.4      21.4    28.9
Minority interests in equity of consolidated
 entities.........................................        4.9       4.9     5.2
Equity, investments by Columbia/HCA...............       26.3     118.7   140.5
                                                       ------    ------  ------
                                                       $355.0    $355.0  $397.9
                                                       ======    ======  ======

     The accompanying notes are an integral part of the combined financial statements.

                           LIFEPOINT HOSPITALS, INC.

                         COMBINED STATEMENTS OF EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (Dollars in millions)

                                               Pro Forma
                                                  1998
                                              (see Note 2)  1998    1997   1996
                                              ------------ ------  ------ ------
                                              (unaudited)
Equity at beginning of period................    $140.5    $140.5  $128.0 $ 86.8
  Net income (loss)..........................     (21.8)    (21.8)   12.5   41.2
  Recapitalization upon assumption of debt...     (92.4)      --      --     --
                                                 ------    ------  ------ ------
Equity at end of period......................    $ 26.3    $118.7  $140.5 $128.0
                                                 ======    ======  ====== ======





     The accompanying notes are an integral part of the combined financial statements.

                           LIFEPOINT HOSPITALS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (Dollars in millions)

                                                           1998   1997   1996
                                                          ------  -----  -----
Cash flows from operating activities:
  Net income (loss)...................................... $(21.8) $12.5  $41.2
  Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Provision for doubtful accounts......................   41.6   34.5   28.0
    Depreciation and amortization........................   28.3   27.4   23.5
    Deferred income taxes (benefit)......................  (12.4)   4.1   15.3
    Impairment of long-lived assets......................   26.1    --     --
    Loss (income) from discontinued operations...........    4.1    4.0   (1.9)
    Cumulative effect of accounting change...............    --      .6    --
    Increase (decrease) in cash from operating assets and
     liabilities:
      Accounts receivable................................  (21.3) (37.9) (46.4)
      Inventories and other assets.......................     .2     .1   (3.8)
      Accounts payable and accrued expenses..............     .9    (.1)   7.2
    Other................................................    (.4)    .2     .7
                                                          ------  -----  -----
      Net cash provided by operating activities..........   45.3   45.4   63.8
Cash flows from investing activities:
  Purchase of property and equipment.....................  (29.3) (51.8) (53.4)
  Investments in and advances to affiliates..............     .1   (7.2)  (2.8)
  Other..................................................    (.1)   7.1   (2.4)
                                                          ------  -----  -----
      Net cash used in investing activities..............  (29.3) (51.9) (58.6)
Cash flows from financing activities:
  Increase (decrease) in long-term debt, net.............   (1.1)   --     (.4)
  Increase (decrease) in intercompany balances with
   Columbia/HCA, net.....................................  (14.9)   6.5   (4.8)
                                                          ------  -----  -----
      Net cash provided by (used in) financing
       activities........................................  (16.0)   6.5   (5.2)
                                                          ------  -----  -----
Change in cash and cash equivalents...................... $  --   $ --   $ --
                                                          ======  =====  =====
Interest payments........................................ $ 19.1  $15.4  $14.1
Income tax payments (refunds), net....................... $  --   $ 4.7  $14.2

     The accompanying notes are an integral part of the combined financial statements.

                           LIFEPOINT HOSPITALS, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1--COLUMBIA/HCA'S PROPOSED SPIN-OFF OF AMERICA CORPORATION

  In 1998, the Board of Directors of Columbia/HCA Healthcare Corporation ("Columbia/HCA" or the "Company") approved in principle the spin-off of its operations comprising the America Group to its shareholders (the "Distribution") as an independent, publicly-traded company. The America Group and the independent, publicly-traded company to which its assets and liabilities will be contributed are hereinafter referred to as "LifePoint Hospitals, Inc." or "LifePoint." The Distribution is subject to obtaining a tax ruling by the Internal Revenue Service ("IRS") that would allow it to be tax-free to Columbia/HCA and its shareholders, various regulatory approvals and approval of a definitive plan by Columbia/HCA's Board of Directors. LifePoint is comprised of 23 general, acute care hospitals and related health care entities. The entities are located in non-urban areas in the states of Alabama, Florida, Georgia, Kansas, Kentucky, Louisiana, Tennessee, Utah and Wyoming. The accompanying financial statements, prepared on the pushed down basis of the historical cost to Columbia/HCA, represent the combined financial position, results of operations and cash flows of LifePoint.

  In connection with the Distribution, all intercompany amounts payable by LifePoint to Columbia/HCA will be eliminated, and LifePoint will assume certain indebtedness from Columbia/HCA. In addition, LifePoint will enter into various agreements with Columbia/HCA which are intended to facilitate orderly changes for both companies in a way which would be minimally disruptive to each entity.

  The combined financial statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of LifePoint in the future or had it operated as a separate, independent company during the periods presented. The combined financial statements included herein do not reflect any changes that may occur in the financing and operations of LifePoint as a result of the Distribution.

NOTE 2--ACCOUNTING POLICIES

 Principles of Combination

  The combined financial statements include the accounts of LifePoint and all affiliated subsidiaries and entities controlled by LifePoint through LifePoint's direct or indirect ownership of a majority voting interest or exclusive rights granted to LifePoint by contract as the sole general partner to manage and control the ordinary course of the affiliate's business. Significant intercompany transactions within LifePoint have been eliminated. Investments in entities which LifePoint does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

  The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Equity

  Equity represents the net investment in LifePoint by Columbia/HCA. It includes common stock, additional paid-in-capital and net earnings.

                           LIFEPOINT HOSPITALS, INC.

NOTE 2--ACCOUNTING POLICIES (continued)

 Revenues

  LifePoint's health care facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges.

  Revenues are recorded at estimated amounts due from patients and third-party payers for the health care services provided. Settlements under reimbursement agreements with third-party payers are estimated and recorded in the period the related services are rendered and are adjusted in future periods as final settlements are determined. The net adjustments to estimated settlements resulted in increases to revenues of $1.2 million, $3.3 million and $10.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. In association with the ongoing Federal investigation into certain of Columbia/HCA's business practices, the applicable governmental agencies have ceased the settlement of cost reports. Since the cost reports are not being settled, the Company is not receiving updated information which has historically been the basis used to adjust estimated settlement amounts. At this time, the Company cannot predict when, or if, the historical cost report settlement process will be resumed. Management believes that adequate provisions have been made for adjustments that may result from final determination of amounts earned under these programs. Columbia/HCA will retain sole responsibility for, and be entitled to, any Medicare, Medicaid or cost-based Blue Cross settlements relating to cost reporting periods ending on or prior to the distribution date. The net settlement payable estimated as of December 31, 1998 and included in accounts receivable in the accompanying balance sheet approximated $14.5 million.

  LifePoint provides care without charge to patients who are financially unable to pay for the health care services they receive. Because LifePoint does not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues.

 Accounts Receivable

  LifePoint receives payment for services rendered from federal and state agencies (under the Medicare, Medicaid and CHAMPUS programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended December 31, 1998, 1997 and 1996, approximately 37.8%, 39.4% and 40.9%, respectively, of LifePoint's revenues related to patients participating in the Medicare program. LifePoint recognizes that revenues and receivables from government agencies are significant to its operations, but it does not believe that there are significant credit risks associated with these government agencies. LifePoint does not believe that there are any other significant concentrations of revenues from any particular payer that would subject it to any significant credit risks in the collection of its accounts receivable.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Long-Lived Assets

  (a) Property and Equipment

  Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized.

                           LIFEPOINT HOSPITALS, INC.

NOTE 2--ACCOUNTING POLICIES (continued)


  Depreciation expense, computed using the straight-line method, was $27.1 million, $25.1 million and $21.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. Buildings and improvements are depreciated over estimated useful lives ranging generally from 10 to 40 years. Estimated useful lives of equipment vary generally from 3 to 10 years.

  (b) Intangible Assets

  Intangible assets consist primarily of costs in excess of the fair value of identifiable net assets of acquired entities and are amortized using the straight-line method, generally over periods ranging from 30 to 40 years for hospital acquisitions and periods ranging from 5 to 20 years for physician practice and clinic acquisitions. Noncompete agreements and debt issuance costs are amortized based upon the terms of the respective contracts or loans.

  When events, circumstances and operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, LifePoint prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value.

 Income Taxes

  Columbia/HCA files consolidated Federal and state income tax returns which includes all of its eligible subsidiaries, including LifePoint. The provisions for income taxes (benefits) in the combined statements of operations for all periods presented have been computed on a separate return basis (i.e., assuming LifePoint had not been included in a consolidated income tax return with Columbia/HCA). All income tax payments are made by LifePoint through Columbia/HCA.

  Deferred tax assets and liabilities result principally from certain revenue and expense items being recognized for tax purposes in years other than the year in which they are reflected in the combined financial statements.

 General and Professional Liability Risks

  Columbia/HCA assumes the liability for all general and professional liability claims incurred through the distribution date. Accordingly, no reserve for professional and general liability risks is recorded in the accompanying combined balance sheets. The cost of general and professional liability coverage is allocated by Columbia/HCA's captive insurance company to LifePoint based on actuarially determined estimates. LifePoint intends to continue the general and professional liability coverage with Columbia/HCA under the same general terms through December 31, 1999. The cost for the years ended
December 31, 1998, 1997 and 1996 was approximately $6.8 million, $6.1 million and $5.6 million, respectively.

  LifePoint participates in a self-insured program for workers' compensation and health insurance administered by Columbia/HCA. Columbia/HCA will retain sole responsibility for all workers' compensation and health claims incurred prior to the distribution date. Accordingly, no reserve for workers' compensation and health claims liability risks are recorded in the accompanying combined balance sheets. The cost for these programs is based upon claims paid, plus an actuarially determined amount for claims incurred but not reported. The cost was approximately $5.6 million for each of the years ended December 31, 1998, 1997 and 1996.

 Management Fees

  Columbia/HCA incurs various corporate general and administrative expenses. These corporate overhead expenses are allocated to LifePoint based on net revenues. In the opinion of management, this allocation method is reasonable.

                           LIFEPOINT HOSPITALS, INC.

NOTE 2--ACCOUNTING POLICIES (continued)

  The management fees allocated to LifePoint are less than management's estimate of the general and administrative costs that would have been incurred if LifePoint had been a separate, independent entity and had otherwise managed comparable general and administrative functions. Based upon LifePoint's management projections for 1999, if LifePoint had managed comparable general and administrative functions, LifePoint would have incurred approximately $14.4 million for general and administrative expenses compared to the $8.9 million of management fees allocated from Columbia/HCA for the year ended December 31, 1998. Subsequent to the Distribution, LifePoint will be required to manage these functions and will be responsible for the expenses associated with the management of a separate public corporation.

 Pro Forma Data (unaudited)

  The pro forma combined balance sheet and statement of equity as of December 31, 1998 includes adjustments to reflect the elimination of intercompany balances payable to Columbia/HCA and the assumption of $260.6 million (including $0.3 million included in other current liabilities) in debt financing in connection with the Distribution. The debt financing, which is currently being arranged, is expected to consist of senior term loans and subordinated notes.

 Disclosures about Segments of an Enterprise

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. Management has determined that LifePoint does not have separately reportable segments as defined under SFAS 131. Rather, LifePoint's facilities are all similar in their business activities and the economic environments in which they operate (i.e, non-urban markets). LifePoint intends to monitor its facilities individually and to develop facility specific strategies. Assessment of performance and corresponding management decisions will be based upon individual facility results.

NOTE 3--COLUMBIA/HCA INVESTIGATIONS, LITIGATION AND INDEMNIFICATION RIGHTS

  Columbia/HCA is currently the subject of several Federal investigations into certain of its business practices, as well as governmental investigations by various states. Columbia/HCA is cooperating in these investigations and understands, through written notice and other means, that it is a target in these investigations. Given the breadth of the ongoing investigations, Columbia/HCA expects additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future. Columbia/HCA is a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed and served on Columbia/HCA. The actions allege, in general, that Columbia/HCA and certain subsidiaries and/or affiliated partnerships violated the False Claims Act for improper claims submitted to the government for reimbursement. The lawsuits seek damages of three times the amount of all Medicare or Medicaid claims (involving false claims) presented by the defendants to the Federal government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. The government has intervened in two qui tam actions. Columbia/
HCA is aware of additional qui tam actions that remain under seal and believes that there are other sealed qui tam cases of which it is unaware.

  Columbia/HCA is a defendant in a number of other suits, which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Certain of the suits have been conditionally certified as class actions.

                           LIFEPOINT HOSPITALS, INC.

NOTE 3--COLUMBIA/HCA INVESTIGATIONS, LITIGATION AND INDEMNIFICATION RIGHTS (Continued)

  It is too early to predict the effect or outcome of any of the ongoing investigations or qui tam and other actions, or whether any additional investigations or litigation will be commenced. If Columbia/HCA is found to have violated Federal or state laws relating to Medicare, Medicaid or similar programs, Columbia/HCA could be subject to substantial monetary fines, civil and criminal penalties, and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam and other actions may be substantial, and Columbia/HCA could be subject to substantial costs resulting from an adverse outcome of one or more of such actions. Any such sanctions or losses could have a material adverse effect on Columbia/HCA's financial position and results of operations.

  Columbia/HCA has agreed to indemnify LifePoint in respect of any losses which it may incur as a result of the proceedings described above. Columbia/HCA has also agreed to indemnify LifePoint in respect of any losses which it may incur as a result of proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the distribution date and relate to the proceedings described above. If any of such indemnified matters were successfully asserted against LifePoint, or any of its facilities, and Columbia/HCA failed to meet its indemnification obligations, then such losses could have a material adverse effect on the business, financial position, results of operations and prospects of LifePoint. (See Note 11--Contingencies). Columbia/HCA will not indemnify LifePoint for losses relating to any acts, practices and omissions engaged in by LifePoint after the distribution date, whether or not LifePoint is indemnified for similar acts, practices and omissions occurring prior to the distribution date.

NOTE 4--INCOME TAXES

  The provision for income taxes (benefit) for the years ended December 31, 1998, 1997 and 1996 consists of the following (dollars in millions):

                               1998   1997   1996
                               -----  -----  -----
   Current:
     Federal.................  $ 2.6  $ 6.5  $ 9.3
     State...................     --    1.1    1.7
   Deferred:
     Federal.................  (10.5)   3.6   12.9
     State...................   (1.9)   0.5    2.4
                               -----  -----  -----
                               $(9.8) $11.7  $26.3
                               =====  =====  =====

  A reconciliation of the federal statutory rate to the effective income tax rate for the years ended December 31, 1998, 1997 and 1996 follows:

                               1998   1997   1996
                               -----  -----  -----
   Federal statutory rate....   35.0%  35.0%  35.0%
   State income taxes, net of
    federal income tax bene-
    fit......................    3.9    4.1    4.0
   Non-deductible intangible
    assets...................   (2.6)   1.1    0.7
   Other items, net..........   (0.7)   0.5    0.4
                               -----  -----  -----
   Effective income tax
    rate.....................   35.6%  40.7%  40.1%
                               =====  =====  =====

  A summary of the items comprising the deferred tax assets and liabilities at December 31 follows (dollars in millions):

                           LIFEPOINT HOSPITALS, INC.

NOTE 4--INCOME TAXES (Continued)

                                                1998               1997
                                         ------------------ ------------------
                                         Assets Liabilities Assets Liabilities
                                         ------ ----------- ------ -----------
Depreciation and fixed asset basis dif-
 ferences............................... $ --      $24.8    $ --      $32.4
Doubtful accounts.......................  11.4       --       6.6       --
Compensation............................   2.6       --       2.6       --
Other...................................   4.5       0.6      4.5       0.6
                                         -----     -----    -----     -----
                                         $18.5     $25.4    $13.7     $33.0
                                         =====     =====    =====     =====

  Current deferred income tax assets totaled $14.4 million and $9.5 million at December 31, 1998 and 1997, respectively. Noncurrent deferred income tax liabilities totaled $21.3 million and $28.8 million at December 31, 1998 and 1997, respectively.

  Columbia/HCA and LifePoint will enter into a tax sharing and indemnification agreement which will provide that Columbia/HCA will generally be responsible for all taxes that are allocable to periods prior to the distribution date and Columbia/HCA and LifePoint will each be responsible for its own tax liabilities for periods after the distribution date.

  The agreement will not have an impact on the realization of deferred tax assets or the payment of deferred tax liabilities of LifePoint except to the extent that the temporary differences give rise to such deferred tax assets and liabilities as of the distribution date and are adjusted as a result of final tax settlements after the distribution date. In the event of such adjustments, the tax sharing and indemnification agreement will provide for certain payments between Columbia/HCA and LifePoint as appropriate.

NOTE 5--IMPAIRMENT OF LONG-LIVED ASSETS

  LifePoint adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 121") during the first quarter of 1996. SFAS 121 addresses accounting for the impairment of long-lived assets and long-lived assets to be disposed of, certain identifiable intangibles and goodwill related to those assets, and provides guidance for recognizing and measuring impairment losses. The statement requires that the carrying amount of impaired assets be reduced to fair value.

  During the fourth quarter of 1998, LifePoint decided to sell three hospital facilities that were identified as not compatible with LifePoint's operating plans, based upon management's review of all facilities, and giving consideration to current and expected market conditions and the current and expected capital needs in each market. The carrying value of the long-lived assets related to these hospital facilities of approximately $47.0 million was reduced to fair value, based on estimates of selling values, for a total non-cash charge of $24.8 million. LifePoint expects to complete the sales of these facilities during 1999. For the years ended December 31, 1998, 1997 and 1996, respectively, these facilities to be divested had net revenues of approximately $48.0 million, $50.6 million and $42.1 million and incurred income (losses) from continuing operations before income taxes (benefits) and the asset impairment charge of approximately $(9.6) million, $(3.8) million and $1.8 million.

  LifePoint recorded, during the third quarter of 1998, an impairment loss of approximately $1.3 million related to the write-off of intangibles and other long-lived assets of certain physician practices where the recorded asset values were not deemed to be fully recoverable based upon the operating results trends and projected future cash flows. These assets being held and used are now recorded at estimated fair value based upon discounted, estimated future cash flows.

  The impairment charges did not have a significant impact on LifePoint's cash flows and are not expected to significantly impact cash flows for future periods. As a result of the write-downs, depreciation and amortization expense related to these assets will decrease in future periods. In the aggregate, the net effect of the change in depreciation and amortization expense is not expected to have a material effect on operating results for future periods.

                           LIFEPOINT HOSPITALS, INC.

NOTE 6--DISCONTINUED OPERATIONS

  During the fourth quarter of 1998, Columbia/HCA and LifePoint completed the divestiture of their home health businesses and received proceeds of approximately $3.8 million which approximated the carrying value of the net assets of discontinued operations, which amount was included in other (noncurrent) assets in the accompanying balance sheet at December 31, 1997. Columbia/HCA and LifePoint implemented plans to sell the home health businesses during the third quarter of 1997. The combined financial statements reflect the results of operations and net assets of the home health businesses as discontinued operations.

  LifePoint recorded a loss from discontinued operations of $4.1 million (net of tax benefits) in 1998. LifePoint was not able to reasonably estimate, at the time the decision was made to sell the home health businesses, whether these businesses would incur losses during the period they were being held for sale. The ability to estimate operating results during the period these businesses were being held for sale was negatively impacted by certain changes in Medicare reimbursement rates, and the need to obtain certain regulatory approvals affected the ability to estimate the timing of the completion of the sales.

  Revenues for the home health businesses disposed of were approximately $18.9 million, $55.3 million and $52.5 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  The after-tax loss incurred upon the divestiture of the home health businesses of $3.4 million was recorded during the fourth quarter of 1997 and is presented in the "Discontinued operations" section of the combined statements of operations.

NOTE 7--ACCOUNTING CHANGE

  During 1997, LifePoint changed its method of accounting for start-up costs. The change involved expensing these costs as incurred, rather than capitalizing and subsequently amortizing such costs. LifePoint believes the new method is preferable due to certain changes in business strategy and reviews of emerging accounting guidance on accounting for similar (i.e., start-up, software system training and process reengineering) costs.

  The change in accounting principle resulted in the write-off of the costs capitalized as of January 1, 1997. The cumulative effect of the write-off, which totals $0.6 million (net of tax benefit), has been expensed and reflected in the statement of operations for the year ended December 31, 1997. Had the new method been used in the past, the pro forma effect on prior years would have primarily affected 1996 (such costs incurred for periods prior to 1996 are considered immaterial to operations for those periods). The pro forma effect on the years ended December 31, 1997 and 1996 follows (dollars in millions):

                                                1997               1996
                                         ------------------ ------------------
                                            As                 As
                                         Reported Pro Forma Reported Pro Forma
                                         -------- --------- -------- ---------
   Income from continuing operations....  $17.1     $17.1    $39.3     $38.7
   Net income...........................  $12.5     $13.1    $41.2     $40.6

NOTE 8--LONG TERM DEBT AND INTERCOMPANY BALANCES PAYABLE TO COLUMBIA/HCA

  Long-term debt consists of various notes payable to third parties with an average life of 6 years and rates averaging 9%. Current portion of long-term debt totaled $.3 million and $.2 million at December 31, 1998 and 1997, respectively, and is included in other current liabilities on the combined balance sheets.

  Intercompany balances represent the net excess of funds transferred to or paid on behalf of LifePoint over funds transferred to the centralized cash management account of Columbia/HCA. Generally, this balance is increased by cash transfers from and payments of debt made by Columbia/HCA, construction project additions paid by Columbia/HCA, and certain fees and services provided by Columbia/HCA, including information systems services and other operating expenses, such as payroll, interest, insurance and income taxes. Generally, the balance is decreased through daily cash deposits by LifePoint to the account. LifePoint is charged interest on the intercompany balances at various rates ranging from 6% to 10% and the interest computations are based

                           LIFEPOINT HOSPITALS, INC.

NOTE 8--LONG TERM DEBT AND INTERCOMPANY BALANCES PAYABLE TO COLUMBIA/HCA (Continued)

on the outstanding balance at month end. The net intercompany balances were $167.6 million and $182.5 million at December 31, 1998 and 1997, respectively. Interest expense related to the net intercompany balances was $19.1 million, $15.4 million and $14.1 million for the years ended December 31, 1998, 1997, and 1996, respectively.

  In connection with the Distribution, all intercompany amounts payable by LifePoint to Columbia/HCA will be eliminated, and LifePoint will assume certain indebtedness from Columbia/HCA.

NOTE 9--STOCK BENEFIT PLANS

  LifePoint employees have participated in the Columbia/HCA Healthcare Corporation 1992 Stock and Incentive Plan (the "1992 Plan"). Under the 1992 Plan, stock options are generally granted at no less than the market price on the date of grant. Options are exercisable in whole or in part beginning two to five years after the grant and ending ten years after the grant. The number of options granted to LifePoint employees under Columbia/HCA's stock option plan was approximately 185,000 options, 1,324,800 options, and 357,000 options, during 1998, 1997 and 1996, respectively.

  Immediately following the Distribution, nonvested Columbia/HCA stock options held by LifePoint employees will be cancelled and LifePoint may, in its discretion, grant stock option awards. The vested Columbia/HCA stock options held by LifePoint employees will generally be converted into a combination of LifePoint stock options, Columbia/HCA stock options and stock options of Columbia/HCA's other spin-off company, Triad Hospitals, Inc., in a manner that preserves the pre-spin-off intrinsic value and the pre-spin-off ratio of the exercise prices to the underlying market value of the related common stock.

  At December 31, 1998 there were approximately 2,527,300 Columbia/HCA stock options held by LifePoint employees. That amount includes an aggregate of approximately 1,937,800 unvested options that will be cancelled. LifePoint cannot currently determine the number of shares of its common stock that will be subject to any discretionary grants of options by LifePoint after the Distribution.

  The following table summarizes information regarding the options outstanding at December 31, 1998:

                                Options Outstanding        Options Exercisable
                          -------------------------------- --------------------
                                       Weighted
                                        Average   Weighted             Weighted
                            Number     Remaining  Average    Number    Average
                          Outstanding Contractual Exercise Exercisable Exercise
Range of Exercise Prices  at 12/31/98    Life      Price   at 12/31/98  Price
------------------------  ----------- ----------- -------- ----------- --------
  $11.17 to $13.92.........  260,100    4 years    $12.62    260,100    $12.62
   0.40 to  25.75..........  124,800    5 years     23.50    100,800     22.96
  26.75 to  32.50..........  268,100    6 years     27.97    131,900     27.98
  33.67 to  37.67..........  357,000    7 years     37.24     89,200     37.24
   6.47 to  39.88..........1,509,800    9 years     30.93        --        --
       0.14................    7,500   15 years      0.14      7,500      0.14
                           ---------                         -------
                           2,527,300                         589,500
                           =========                         =======

  LifePoint has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, but continues to measure stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for LifePoint's stock benefit plans. If LifePoint had

                           LIFEPOINT HOSPITALS, INC.

NOTE 9--STOCK BENEFIT PLANS (Continued)

measured compensation cost for the Columbia/HCA stock options granted to its employees during 1998, 1997 and 1996 under the fair value based method prescribed by SFAS 123, the net income (loss) would have been changed to the pro forma amounts set forth below (dollars in millions):

                                                            1998   1997   1996
                                                           ------  ----- ------
   Net income (loss):
     Reported............................................. $(21.8) $12.5 $41.2
     Pro forma............................................ $(22.7) $11.7 $40.9
   Basic earnings (loss) per share:
     As reported.......................................... ($0.73) $0.41 $ 1.37
     Pro forma............................................ ($0.76) $0.39 $ 1.36
   Diluted earnings (loss) per share:
     As reported.......................................... ($0.73) $0.41 $ 1.36
     Pro forma............................................ ($0.76) $0.39 $ 1.35

  The fair values of Columbia/HCA stock options granted to LifePoint employees used to compute pro forma net income (loss) disclosures were estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions used by Columbia/HCA:

                                                          1998    1997    1996
                                                         ------- ------- -------
   Risk free interest rate..............................  4.74%   5.61%   5.81%
   Expected life........................................ 6 years 6 years 6 years
   Expected volatility.................................. 23.90%  23.90%  23.90%
   Expected dividend yield..............................   .30%    .23%    .19%

  The weighted-average fair values of Columbia/HCA stock options granted to LifePoint employees during the years ended 1998, 1997 and 1996 were $8.77, $11.23 and $13.52 per option, respectively.

  The pro forma amounts above are not necessarily representative of the effects of stock-based awards on future pro forma net income because (1) future grants of employee stock options by management may not be comparable to awards made to employees while LifePoint was a part of Columbia/HCA, (2) the assumptions used to compute the fair value of any stock option awards will be specific to LifePoint and therefore may not be comparable to the Columbia/HCA assumptions used and (3) they exclude the pro forma compensation expense related to unvested stock options granted before 1996.

NOTE 10--RETIREMENT PLANS

  LifePoint participates in Columbia/HCA's defined contribution retirement plans, which cover substantially all employees. Benefits are determined primarily as a percentage of a participant's earned income and are vested over specific periods of employee service. Certain plans also require LifePoint to make matching contributions at certain percentages. The cost of these plans was $5.3 million, $5.9 million and $4.4 million during 1998, 1997 and 1996, respectively. Amounts approximately equal to expense for these plans are funded annually.

                           LIFEPOINT HOSPITALS, INC.

NOTE 11--CONTINGENCIES

 Significant Legal Proceedings

  Various lawsuits, claims and legal proceedings have been and are expected to be instituted or asserted against Columbia/HCA and LifePoint, including those relating to shareholder derivative and class action complaints; purported class action lawsuits filed by patients and payers alleging, in general, improper and fraudulent billing, coding and physician referrals, as well as other violations of law; certain qui tam or "whistleblower" actions alleging, in general, unlawful claims for reimbursement or unlawful payments to physicians for the referral of patients, as well as other violations and litigation matters. While the amounts claimed may be substantial, the ultimate liability cannot be determined or reasonably estimated at this time due to the considerable uncertainties that exist. Therefore, it is possible that Columbia/HCA's and LifePoint's results of operations, financial position and liquidity in a particular period could be materially, adversely affected upon the resolution of certain of these contingencies. (See Note 3--Columbia/HCA Investigations, Litigation and Indemnification Rights, for a description of the ongoing government investigations and Columbia/HCA's obligations to indemnify LifePoint with respect to losses incurred by LifePoint arising from such governmental investigations and related proceedings.)

 General Liability Claims

  LifePoint is subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians' staff privileges. In certain of these actions claimants may ask for punitive damages against LifePoint, which are usually not covered by insurance. It is management's opinion that the ultimate resolution of pending claims and legal proceedings will not have a material adverse effect on LifePoint's results of operations or financial position.

 Physician Commitments

  LifePoint has committed to provide certain financial assistance pursuant to recruiting agreements with various physicians practicing in the communities it serves. In consideration for a physician relocating to one of its communities and agreeing to engage in private practice for the benefit of the respective community, LifePoint may loan certain amounts of money to a physician normally over a period of one year to assist in establishing his or her practice. Amounts committed to be advanced approximated $11.9 million at December 31, 1998. The actual amount of such commitments to be subsequently advanced to physicians often depends upon the financial results of a physician's private practice during the guaranteed period. Generally, amounts advanced under the recruiting agreements may be forgiven prorata over a period of 48 months contingent upon the physician continuing to practice in the respective community. It is management's opinion that amounts actually advanced and not repaid will not have a material adverse effect on LifePoint's results of operations or financial position.

NOTE 12--OTHER CURRENT LIABILITIES AND ALLOWANCES FOR DOUBTFUL ACCOUNTS

  A summary of other current liabilities as of December 31 follows (in millions):

                                                                     1998  1997
                                                                    ----- -----
   Employee benefit plans.......................................... $ 7.0 $ 7.0
   Taxes other than income.........................................   3.6   3.2
   Other...........................................................   4.3   2.2
                                                                    ----- -----
                                                                    $14.9 $12.4
                                                                    ===== =====

                           LIFEPOINT HOSPITALS, INC.

NOTE 12--OTHER CURRENT LIABILITIES AND ALLOWANCES FOR DOUBTFUL ACCOUNTS (Continued)


  A summary of activity in LifePoint's allowances for doubtful accounts follows (in millions):

                                            Additions    Accounts
                                Balances at Charged to Written off,  Balance
                                 Beginning  Costs and     Net of     at end
                                 of Period   Expenses   Recoveries  of Period
                                ----------- ---------- ------------ ---------
   Allowances for doubtful ac-
    counts:
     Year ended December 31,
      1996.....................    $12.7      $28.0      $(11.2)      $29.5
     Year ended December 31,
      1997.....................     29.5       34.5       (26.5)       37.5
     Year ended December 31,
      1998.....................     37.5       41.6       (30.8)       48.3

NOTE 13--EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share from continuing operations (dollars and shares in millions, except per share amounts):

                                                             1998   1997  1996
                                                            ------  ----- -----
Numerator (a):
  Income (loss) from continuing operations................. $(17.7) $17.1 $39.3
Denominator (b):
  Share reconciliation:
  Shares used for basic earnings per share.................   30.0   30.0  30.0
    Effect of dilutive securities (c):
      Stock options and other..............................    --     0.2   0.3
                                                            ------  ----- -----
  Shares used for diluted earnings per share...............   30.0   30.2  30.3
                                                            ======  ===== =====
Earnings (loss) per share:
  Basic earnings (loss) per share from continuing
   operations.............................................. $(0.59) $0.57 $1.31
                                                            ======  ===== =====
  Diluted earnings (loss) per share from continuing
   operations.............................................. $(0.59) $0.57 $1.30
                                                            ======  ===== =====

--------

(a) Amount is used for both basic and diluted earnings per share computations since there is no earnings effect related to the dilutive securities.

(b) LifePoint expects to issue 30,000,000 shares of LifePoint common stock on the distribution date. Earnings per share information has been presented as if 30,000,000 shares had been outstanding for all periods presented.

(c) The dilutive effect of approximately 0.2 million shares, related to stock options, for the year ended December 31, 1998 was not included in the computation of diluted earnings per share because to do so would have been antidilutive for those periods.

                           LIFEPOINT HOSPITALS, INC.

NOTE 14--UNAUDITED QUARTERLY FINANCIAL INFORMATION

  The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited combined financial statements appearing herein (dollars in millions, except per share amounts).

                                                     1998
                                          --------------------------------
                                          First   Second Third      Fourth
                                          ------  ------ ------     ------
   Revenues.............................. $130.0  $124.4 $124.7     $119.3
   Net income (loss)..................... $  1.6  $  1.5 $ (2.2)(a) $(22.7)(b)
   Basic and diluted earnings (loss) per
    share (see Note 13).................. $  .05  $  .05 $ (.07)(a) $ (.76)(b)
                                                     1997
                                          --------------------------------
                                          First   Second Third      Fourth
                                          ------  ------ ------     ------
   Revenues.............................. $130.7  $128.5 $116.1     $112.3
   Net income (loss):
     Income (loss) before accounting
      change............................. $ 15.3  $ 13.2 $  0.2     $(15.6)
     Cumulative effect of accounting
      change.............................   (0.6)    --     --         --
                                          ------  ------ ------     ------
       Net income (loss)................. $ 14.7  $ 13.2 $  0.2     $(15.6)
                                          ======  ====== ======     ======
   Basic and diluted earnings (loss) per
    share (see Note 13):
     Income (loss) before accounting
      change............................. $  .51  $  .44 $  --      $ (.52)
     Cumulative effect of accounting
      change.............................   (.02)    --     --         --
                                          ------  ------ ------     ------
       Net income (loss)................. $  .49  $  .44 $  --      $ (.52)
                                          ======  ====== ======     ======

--------

(a) During the third quarter of 1998, LifePoint recorded a $1.3 million pre-tax charge ($0.8 million after-tax) related to the impairment of certain long-lived assets. (See Note 5--Impairment of Long-Lived Assets).

(b) During the fourth quarter of 1998, LifePoint recorded a $24.8 million pre-tax charge ($15.1 million after-tax) related to the impairment of certain long-lived assets. (See Note 5--Impairment of Long-Lived Assets).

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Columbia/HCA Healthcare Corporation

  We have audited the accompanying combined balance sheets of the net assets and operations to be contributed to Triad Hospitals, Inc. (see Note 1) as of December 31, 1998 and 1997 and the related combined statements of operations, equity and cash flows for each of the three years in the period ended December 31, 1998. These combined financial statements are the responsibility of management of Columbia/HCA Healthcare Corporation (the "Company"). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the net assets and operations to be contributed to Triad Hospitals, Inc. (see Note 1) at December 31, 1998 and 1997 and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

  As explained in Note 7 to the combined financial statements, effective January 1, 1997, the Company changed its method of accounting for start-up costs.

                                          Ernst & Young LLP

Nashville, Tennessee
February 26, 1999

                             TRIAD HOSPITALS, INC.

                       COMBINED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                (Dollars in millions, except per share amounts)

                                                     1998      1997      1996
                                                   --------  --------  --------
Revenues.......................................... $1,588.7  $1,609.3  $1,600.5
Salaries and benefits.............................    700.5     666.8     628.1
Supplies..........................................    241.6     232.8     221.9
Other operating expenses..........................    359.2     383.4     349.5
Provision for doubtful accounts...................    138.4     138.5     106.5
Depreciation and amortization.....................    109.6     102.9      94.5
Interest expense allocated from Columbia/HCA......     68.9      60.5      52.0
Management fees allocated from Columbia/HCA.......     29.3      25.4      20.7
Impairment of long-lived assets...................     55.1      13.7        --
                                                   --------  --------  --------
                                                    1,702.6   1,624.0   1,473.2
                                                   --------  --------  --------
Income (loss) from continuing operations before
 minority interests and
 income taxes.....................................   (113.9)    (14.7)    127.3
Minority interests in earnings of consolidated
 entities.........................................     11.0      11.5      10.8
                                                   --------  --------  --------
Income (loss) from continuing operations before
 income taxes (benefit)...........................   (124.9)    (26.2)    116.5
Provision for income taxes (benefit)..............    (39.4)     (7.2)     48.2
                                                   --------  --------  --------
Income (loss) from continuing operations..........    (85.5)    (19.0)     68.3
Discontinued operations:
  Income (loss) from operations, net of income
   taxes (benefit) of $(0.7), $3.2 and $4.1 for
   the years ended December 31, 1998, 1997 and
   1996, respectively.............................     (1.6)      4.9       6.4
  Estimated loss on disposal, net of income tax
   benefit of $1.9................................       --      (2.9)       --
Cumulative effect of accounting change, net of
 income tax benefit of $1.8.......................       --      (2.8)       --
                                                   --------  --------  --------
    Net income (loss)............................. $  (87.1) $  (19.8) $   74.7
                                                   ========  ========  ========
Basic earnings (loss) per share (see Note 13):
  Income (loss) from continuing operations........ $  (2.85)  $ (0.63) $   2.28
  Income (loss) from discontinued operations......    (0.05)     0.06      0.21
  Cumulative effect of accounting change..........       --     (0.09)       --
                                                   --------  --------  --------
    Net income (loss)............................. $  (2.90) $  (0.66) $   2.49
                                                   ========  ========  ========
Diluted earnings (loss) per share (see Note 13):
  Income (loss) from continuing operations........ $  (2.85) $  (0.63) $   2.26
  Income (loss) from discontinued operations......    (0.05)     0.06      0.21
  Cumulative effect of accounting change..........      --      (0.09)      --
                                                   --------  --------  --------
    Net income (loss)............................. $  (2.90) $  (0.66) $   2.47
                                                   ========  ========  ========



     The accompanying notes are an integral part of the combined financial statements.

                             TRIAD HOSPITALS, INC.

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                             (Dollars in millions)

                                                Pro Forma
                                               Liabilities
                                                and Equity
                                                   1998
                                               (see Note 2)   1998      1997
                                               ------------ --------  --------
                                               (unaudited)
                    ASSETS
                    ------
Current assets:
  Accounts receivable, less allowances for
   doubtful accounts of $155.9  and $136.9 at
   December 31, 1998 and 1997.................              $  199.3  $  191.8
  Inventories.................................                  44.8      43.2
  Income taxes................................                  37.9      31.9
  Other.......................................                  23.9      23.3
                                                            --------  --------
                                                               305.9     290.2
Property and equipment, at cost:
  Land........................................                  82.0      81.1
  Buildings...................................                 604.9     639.4
  Equipment...................................                 712.0     655.5
  Construction in progress (estimated cost to
   complete and equip after
   December 31, 1998--$107.8).................                  63.7      46.9
                                                            --------  --------
                                                             1,462.6   1,422.9
Accumulated depreciation......................                (703.1)   (624.2)
                                                            --------  --------
                                                               759.5     798.7
Intangible assets, net of accumulated
 amortization of $50.2 and $40.5 at
 December 31, 1998 and 1997...................                 272.9     279.9
Investment in equity of affiliates............                  24.3      21.6
Other.........................................                   8.7      20.1
                                                            --------  --------
                                                            $1,371.3  $1,410.5
                                                            ========  ========
            LIABILITIES AND EQUITY
            ----------------------
Current liabilities:
  Accounts payable............................   $   47.5   $   47.5  $   62.6
  Accrued salaries............................       34.8       34.8      38.1
  Other current liabilities...................       38.7       38.7      39.2
                                                 --------   --------  --------
                                                    121.0      121.0     139.9
Intercompany balances payable to
 Columbia/HCA.................................        --       613.7     525.0
Long-term debt................................      675.0       13.4      14.4
Deferred taxes and other liabilities..........       62.5       62.5      81.3
Minority interests in equity of consolidated
 entities.....................................       60.0       60.0      62.1
Equity, investments by Columbia/HCA...........      452.8      500.7     587.8
                                                 --------   --------  --------
                                                 $1,371.3   $1,371.3  $1,410.5
                                                 ========   ========  ========

     The accompanying notes are an integral part of the combined financial statements.

                             TRIAD HOSPITALS, INC.

                         COMBINED STATEMENTS OF EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (Dollars in millions)

                                             Pro Forma
                                                1998
                                            (see Note 2)  1998    1997    1996
                                            ------------ ------  ------  ------
                                            (unaudited)
Equity at beginning of period..............    $587.8    $587.8  $607.6  $532.9
  Net income (loss)........................     (87.1)    (87.1)  (19.8)   74.7
  Recapitalization upon assumption of
   debt....................................     (47.9)      --      --      --
                                               ------    ------  ------  ------
Equity at end of period....................    $452.8    $500.7  $587.8  $607.6
                                               ======    ======  ======  ======





     The accompanying notes are an integral part of the combined financial statements.

                             TRIAD HOSPITALS, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (Dollars in millions)

                                                      1998     1997     1996
                                                     -------  -------  -------
Cash flows from operating activities:
  Net income (loss)................................. $ (87.1) $ (19.8) $  74.7
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
    Provision for doubtful accounts.................   138.4    138.5    106.5
    Depreciation and amortization...................   109.6    102.9     94.5
    Deferred income taxes (benefit).................   (24.6)   (10.8)     0.8
    Impairment of long-lived assets.................    55.1     13.7      --
    Loss (income) from discontinued operations......     1.6     (2.0)    (6.4)
    Cumulative effect of accounting change..........     --       2.8      --
    Increase (decrease) in cash from operating
     assets and liabilities:
      Accounts receivable...........................  (145.9)  (115.3)  (135.0)
      Inventories and other assets..................    (2.1)    (1.6)     3.4
      Accounts payable and other current
       liabilities..................................   (18.9)    (6.8)    19.0
    Other...........................................    (2.2)    (1.3)     7.8
                                                     -------  -------  -------
      Net cash provided by operating activities.....    23.9    100.3    165.3
                                                     -------  -------  -------
Cash flows from investing activities:
  Purchase of property and equipment................  (114.9)  (120.1)   (94.4)
  Investment in and advances to affiliates..........    (2.7)    (2.5)   (19.1)
  Other.............................................     5.9      8.1      2.5
                                                     -------  -------  -------
      Net cash used in investing activities.........  (111.7)  (114.5)  (111.0)
                                                     -------  -------  -------
Cash flows from financing activities:
  Decrease in long-term debt, net...................    (0.9)    (1.3)   (11.5)
  Increase (decrease) in intercompany balances with
   Columbia/HCA, net................................    88.7     15.5    (42.8)
                                                     -------  -------  -------
      Net cash provided by (used in) financing
       activities...................................    87.8     14.2    (54.3)
                                                     -------  -------  -------
Change in cash and cash equivalents................. $   --   $   --   $   --
                                                     =======  =======  =======
Interest payments................................... $  69.4  $  61.1  $  52.2
Income tax payments (refunds), net.................. $ (15.9) $   3.6  $  46.6

     The accompanying notes are an integral part of the combined financial statements.

                             TRIAD HOSPITALS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1--COLUMBIA/HCA'S PROPOSED SPIN-OFF OF PACIFIC CORPORATION

  In 1998, the Board of Directors of Columbia/HCA Healthcare Corporation ("Columbia/HCA") approved in principle the spin-off of its operations comprising the Pacific Group to its shareholders (the "Distribution") as an independent, publicly-traded company. The Pacific Group and the independent, publicly-traded company to which its assets and liabilities will be contributed are hereinafter referred to as "Triad Hospitals, Inc." or "Triad." The Distribution is subject to obtaining a tax ruling by the Internal Revenue Service ("IRS") that would allow it to be tax-free to Columbia/HCA and its shareholders, various regulatory approvals and approval of a definitive plan by Columbia/HCA's Board of Directors. Triad is comprised of 39 hospitals (including two facilities that are being leased from Triad and an investment in one hospital that is accounted for using the equity method), 19 free-standing ambulatory surgery centers (including three ambulatory surgery centers that are being leased from Triad and two investments in ambulatory surgery centers that are accounted for using the equity method) and related health care entities located in eleven western, southwestern and southeastern states. The accompanying financial statements, prepared on the pushed down basis of the historical cost to Columbia/HCA, represent the combined financial position, results of operations and cash flows of Triad.

  In connection with the Distribution, all intercompany amounts payable by Triad to Columbia/HCA will be eliminated, and Triad will assume certain indebtedness from Columbia/HCA. In addition, Triad will enter into various agreements with Columbia/HCA which are intended to facilitate orderly changes for both companies in a way which will be minimally disruptive to each entity.

  The combined financial statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of Triad in the future or had it operated as a separate, independent company during the periods presented. The combined financial statements included herein do not reflect any changes that may occur in the financing and operations of Triad as a result of the Distribution.

NOTE 2--ACCOUNTING POLICIES

 Principles of Combination

  The combined financial statements include the accounts of Triad and all affiliated subsidiaries and entities controlled by Triad through Triad's direct or indirect ownership of a majority voting interest. Significant intercompany transactions within Triad have been eliminated. Investments in entities which Triad does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

  The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Equity

  Equity represents the net investment in Triad by Columbia/HCA. It includes common stock, additional paid-in-capital and net earnings.

 Revenues

  Triad's health care facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges.

                             TRIAD HOSPITALS, INC.

NOTE 2--ACCOUNTING POLICIES (Continued)

  Revenues are recorded at estimated amounts due from patients and third-party payers for the health care services provided. Settlements under reimbursement agreements with third-party payers are estimated and recorded in the period the related services are rendered and are adjusted in future periods as final settlements are determined. The net adjustments to estimated settlements resulted in increases to revenues of $3.0 million and $32.4 million for the years ended December 31, 1998 and 1996, respectively (adjustments for 1997 netted to zero). In association with the ongoing Federal investigations into certain of Columbia/HCA's business practices, the applicable governmental agencies have ceased the settlement of cost reports. Since the cost reports are not being settled, the Company is not receiving updated information which has historically been the basis used to adjust estimated settlement amounts. At this time, the Company cannot predict when, or if, the historical cost report settlement process will be resumed. Management believes that adequate provisions have been made for adjustments that may result from final determination of amounts earned under these programs. Columbia/HCA will retain sole responsibility for, and be entitled to, any Medicare, Medicaid or cost-based Blue Cross settlements relating to cost reporting periods ending on or prior to the Distribution Date. The estimated net settlement amount as of December 31, 1998 was a credit of approximately $38.3 million and is included in accounts receivable in the accompanying balance sheet.

  Triad provides care without charge to patients who are financially unable to pay for the health care services they receive. Because Triad does not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues.

 Accounts Receivable

  Triad receives payment for services rendered from federal and state agencies (under the Medicare, Medicaid and CHAMPUS programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended December 31, 1998, 1997 and 1996, approximately 34.6%, 35.4% and 36.5%, respectively, of Triad's revenues related to patients participating in the Medicare program. Triad recognizes that revenues and receivables from government agencies are significant to its operations, but it does not believe that there are significant credit risks associated with these government agencies. Triad does not believe that there are any other significant concentrations of revenues from any particular payer that would subject it to any significant credit risks in the collection of its accounts receivable.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Long-Lived Assets

  (a) Property and Equipment

  Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized.

  Depreciation expense, computed using the straight-line method, was $99.0 million, $90.8 million and $83.2 million for the years ended December 31, 1998, 1997 and 1996, respectively. Buildings and improvements are depreciated over estimated useful lives ranging generally from 10 to 40 years. Estimated useful lives of equipment vary generally from 3 to 10 years.

                             TRIAD HOSPITALS, INC.

NOTE 2--ACCOUNTING POLICIES (Continued)


  (b) Intangible Assets

  Intangible assets consist primarily of costs in excess of the fair value of identifiable net assets of acquired entities and are amortized using the straight-line method, generally over periods ranging from 30 to 40 years for hospital acquisitions and periods ranging from 5 to 20 years for physician practice and clinic acquisitions. Noncompete agreements and debt issuance costs are amortized based upon the terms of the respective contracts or loans.

  When events, circumstances and operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, Triad prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value.

 Income Taxes

  Columbia/HCA files consolidated federal and state income tax returns which includes all of its eligible subsidiaries, including Triad. The provisions for income taxes (benefits) in the combined statements of operations for all periods presented have been computed on a separate return basis (i.e., assuming Triad had not been included in a consolidated income tax return with Columbia/HCA). All income tax payments are made by Triad through Columbia/HCA.

  Deferred tax assets and liabilities result principally from certain revenue and expense items being recognized for tax purposes in years other than the year in which they are reflected in the combined financial statements.

 General and Professional Liability Risks

  Columbia/HCA assumes the liability for all general and professional liability claims incurred through the distribution date. Accordingly, no reserve for professional and general liability risks is recorded in the accompanying combined balance sheets. The cost of general and professional liability coverage is allocated by Columbia/HCA's captive insurance company to Triad based on actuarially determined estimates. Triad intends to continue the general and professional coverage with Columbia/HCA under the same general terms, through December 31, 1999. The cost for the years ended December 31, 1998, 1997 and 1996 was approximately $27.0 million, $22.9 million and $21.4 million, respectively.

  Triad participates in a self-insured program for workers' compensation and health insurance administered by Columbia/HCA. Columbia/HCA will retain sole responsibility for all workers' compensation and health claims incurred prior to the distribution date. Accordingly, no reserves for workers' compensation and health claims liability risks are recorded in the accompanying combined balance sheets. The cost for these programs is based upon claims paid, plus an actuarially determined amount for claims incurred but not reported. The cost for the years ended December 31, 1998, 1997 and 1996 was approximately $8.1 million, $8.1 million and $7.6 million, respectively.

 Management Fees

  Columbia/HCA incurs various corporate general and administrative expenses. These corporate overhead expenses are allocated to Triad based on net revenues. In the opinion of Columbia/HCA management, this allocation method is reasonable.

                             TRIAD HOSPITALS, INC.

NOTE 2--ACCOUNTING POLICIES (Continued)

  The management fees allocated to Triad are greater than management's estimate of the general and administrative costs that would have been incurred if Triad had been a separate, independent entity and had otherwise managed comparable general and administrative functions. Based upon Triad management's projections for 1999, if Triad had managed comparable general and administrative functions, Triad would have incurred approximately $22.4 million for general and administrative expenses compared to the $29.3 million of management fees allocated from Columbia/HCA for the year ended December 31, 1998. Subsequent to the Distribution, Triad will be required to manage these functions and will be responsible for the expenses associated with the management of a separate public corporation.

 Pro Forma Data (unaudited)

  The pro forma combined balance sheet and statement of equity as of December 31, 1998 includes adjustments to reflect the elimination of intercompany balances payable to Columbia/HCA and the assumption of $675 million in debt financing in connection with the distribution. The debt financing, which is currently being arranged, is expected to consist of senior term loans, subordinated notes and other indebtedness.

 Disclosures about Segments of an Enterprise

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131").
SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Triad will adopt the new requirements in the annual report following the Distribution as identification of the reportable operating segments has not been determined by management at this time.

 Disclosures of Derivative Instruments

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because of Triad's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of Triad.

NOTE 3--COLUMBIA/HCA INVESTIGATIONS, LITIGATION AND INDEMNIFICATION RIGHTS

  Columbia/HCA is currently the subject of several Federal investigations into certain of its business practices, as well as governmental investigations by various states. Columbia/HCA is cooperating in these investigations and understands, through written notice and other means, that it is a target in these investigations. Given the breadth of the ongoing investigations, Columbia/HCA expects additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future. Columbia/HCA is a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed and served on Columbia/HCA. The actions allege, in general, that Columbia/HCA and certain subsidiaries and/or affiliated partnerships violated the False Claims Act for improper claims submitted to the government for reimbursement. The lawsuits seek damages of three times the amount of all Medicare or Medicaid claims (involving false claims) presented by the defendants to the Federal

                             TRIAD HOSPITALS, INC.

NOTE 3--COLUMBIA/HCA INVESTIGATIONS, LITIGATION AND INDEMNIFICATION RIGHTS (Continued)

government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. The government has intervened in two qui tam actions. Columbia/HCA is aware of additional qui tam actions that remain under seal and believes that there are other sealed qui tam cases of which it is unaware.

  Columbia/HCA is a defendant in a number of other suits, which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Certain of the suits have been conditionally certified as class actions.

  It is too early to predict the effect or outcome of any of the ongoing investigations or qui tam and other actions, or whether any additional investigations or litigation will be commenced. If Columbia/HCA is found to have violated Federal or state laws relating to Medicare, Medicaid or similar programs, Columbia/HCA could be subject to substantial monetary fines, civil and criminal penalties, and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam and other actions may be substantial, and Columbia/HCA could be subject to substantial costs resulting from an adverse outcome of one or more of such actions. Any such sanctions or losses could have a material adverse effect on Columbia/HCA's financial position and results of operations.

  Columbia/HCA has agreed to indemnify Triad in respect of any losses which it may incur as a result of the proceedings described above. Columbia/HCA has also agreed to indemnify Triad in respect of any losses which it may incur as a result of proceedings which may be commenced by government authorities or by private parties in the future that arise from acts, practices or omissions engaged in prior to the distribution date and relate to the proceedings described above. If any of such indemnified matters were successfully asserted against Triad, or any of its facilities, and Columbia/HCA failed to meet its indemnification obligations, then such losses could have a material adverse effect on the business, financial position, results of operations or prospects of Triad (See Note 11--Contingencies). Columbia/HCA will not indemnify Triad for losses relating to any acts, practices and omissions engaged in by Triad after the distribution date, whether or not Triad is indemnified for similar acts, practices and omissions occurring prior to the distribution date.

NOTE 4--INCOME TAXES

  The provision for income taxes (benefit) for the years ended December 31, 1998, 1997 and 1996 consists of the following (dollars in millions):

                                                             1998   1997   1996
                                                            ------  -----  -----
   Current:
     Federal............................................... $(12.5) $ 3.0  $40.0
     State.................................................   (2.3)   0.6    7.4
   Deferred:
     Federal...............................................  (20.8)  (9.1)   0.7
     State.................................................   (3.8)  (1.7)   0.1
                                                            ------  -----  -----
                                                            $(39.4) $(7.2) $48.2
                                                            ======  =====  =====

                             TRIAD HOSPITALS, INC.

NOTE 4--INCOME TAXES (Continued)

  A reconciliation of the federal statutory rate to the effective income tax rate follows:

                                        1998       1997      1996
                                       ------   ----------- ------
   Federal statutory rate............   35.0 %      35.0 %   35.0%
   State income taxes, net of federal
    income tax benefit...............    3.1         2.4      4.3
   Non-deductible intangible assets..   (6.5)       (8.8)     2.2
   Other items, net..................   (0.2)       (1.5)     0.3
                                       -----       -----    -----
   Effective income tax rate.........   31.4 %      27.1 %   41.8%
                                       =====       =====    =====

  A summary of the items comprising the deferred tax assets and liabilities at December 31 follows (dollars in millions):

                                              1998                 1997
                                       -------------------- -------------------
                                       Assets   Liabilities Assets  Liabilities
                                       ------   ----------- ------  -----------
   Depreciation and fixed asset basis
    differences......................  $  -        $63.4    $  -       $82.1
   Doubtful accounts.................   29.8          -      24.2         -
   Compensation......................    8.4          -       8.1         -
   Other.............................    5.3         4.0      5.4        4.1
                                       -----       -----    -----      -----
                                       $43.5       $67.4    $37.7      $86.2
                                       =====       =====    =====      =====

  Deferred income taxes of $37.9 million and $31.9 million at December 31, 1998 and 1997, respectively, are included in current assets. Noncurrent deferred income tax liabilities totaled $61.8 million and $80.4 million at December 31, 1998 and 1997, respectively.

  At December 31, 1998, state net operating loss carryforwards (expiring in years 1999 through 2003) available to offset future taxable income approximated $69.0 million. Utilization of net operating loss carryforwards in any one year may be limited and, in certain cases, result in a reduction of intangible assets. Net deferred tax assets related to such carryforwards are not significant.

  Columbia/HCA and Triad will enter into a tax sharing and indemnification agreement which will provide that Columbia/HCA will generally be responsible for all taxes that are allocable to periods prior to the distribution date and Columbia/HCA and Triad will each be responsible for its own tax liabilities for periods after the distribution date. The Tax Sharing and Indemnification Agreement will not have an impact on the realization of deferred tax assets or the payment of deferred tax liabilities of Triad except to the extent that the temporary differences giving rise to such deferred tax assets and liabilities as of the distribution date are adjusted as a result of final tax settlements after the distribution date. In the event of such adjustments, the tax sharing and indemnification agreement will provide for certain payments between Columbia/HCA and Triad as appropriate.

                             TRIAD HOSPITALS, INC.

NOTE 5--IMPAIRMENT OF LONG-LIVED ASSETS

  Triad adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of ("SFAS 121"), during the first quarter of 1996. SFAS 121 addresses accounting for the impairment of long-lived assets and long-lived assets to be disposed of, certain identifiable intangibles and goodwill related to those assets, and provides guidance for recognizing and measuring impairment losses. The statement requires that the carrying amount of impaired assets be reduced to fair value.

  During the third and fourth quarters of 1998 Triad decided to sell certain hospital facilities and surgery centers that were identified as not compatible with Triad's operating plans, based upon management's review of all facilities, and giving consideration to current and expected competition in each market, expected population trends in each market and the current and expected capital needs in each market. The carrying value of the long-lived assets related to certain of these facilities (4 hospital facilities and one surgery center), of approximately $75.7 million, was reduced to fair value, based on estimates of selling values, for a total non-cash charge of $31.1 million. For the years ended December 31, 1998, 1997 and 1996, respectively, these facilities to be divested had net revenues of approximately $91.8 million, $97.8 million and $104.1 million and incurred losses from continuing operations before income tax benefits and the asset impairment charge of approximately $(30.4) million, $(28.2) million and $(11.7) million. Triad expects to complete the sales of these facilities during 1999.

  Triad recorded, during the fourth quarters of 1998 and 1997, impairment losses of approximately $24.0 million and $13.7 million, respectively, related to one hospital facility in 1998 and intangibles and other long-lived assets of certain surgery centers and physician practices in 1997, where the recorded asset values were not deemed to be fully recoverable based upon the operating results trends and projected future cash flows. These assets being held and used are now recorded at estimated fair value, based upon discounted, estimated future cash flows.

  The impairment charges did not have a significant impact on Triad's cash flows and are not expected to significantly impact cash flows for future periods. As a result of the write-downs, depreciation and amortization expense related to these assets will decrease in future periods. In the aggregate, the net effect of the change in depreciation and amortization expense is not expected to have a material effect on operating results for future periods.

NOTE 6--DISCONTINUED OPERATIONS

  During the fourth quarter of 1998, Columbia/HCA and Triad completed the divestiture of their home health businesses and received proceeds of approximately $3.9 million, which approximated the carrying value of the net assets of discontinued operations. The $3.9 million amount related to the net assets of discontinued operations was included in other (noncurrent) assets at December 31, 1997. Columbia/HCA and Triad implemented plans to sell the home health businesses during the third quarter of 1997. The combined financial statements reflect the results of operations and net assets of the home health businesses as discontinued operations.

  Triad recorded a loss from discontinued operations of $1.6 million (net of tax benefits) in 1998. Triad was not able to reasonably estimate, at the time the decision was made to sell the home health businesses, whether these businesses would incur losses during the period they were being held for sale. The ability to estimate operating results during the period these businesses were being held for sale was negatively impacted by certain changes in Medicare reimbursement rates, and the need to obtain certain regulatory approvals affected the ability to estimate the timing of the completion of the sales.

                             TRIAD HOSPITALS, INC.

NOTE 6--DISCONTINUED OPERATIONS (Continued)

  Revenues for the home health businesses disposed of were approximately $38.3 million, $74.4 million and $79.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  The after-tax loss incurred upon the divestiture of the home health businesses of $(2.9) million was recorded during the fourth quarter of 1997 and is presented in the "Discontinued operations" section of the combined statements of operations.

NOTE 7--ACCOUNTING CHANGE

  During 1997, Triad changed its method of accounting for start-up costs. The change involved expensing these costs as incurred, rather than capitalizing and subsequently amortizing such costs. Triad believes the new method is preferable due to certain changes in business strategy and reviews of emerging accounting guidance on accounting for similar (i.e., start-up, software system training and process reengineering) costs.

  The change in accounting principle resulted in the write-off of the costs capitalized as of January 1, 1997. The cumulative effect of the write-off, which totals $2.8 million (net of tax benefit), has been expensed and reflected in the statements of operations for the year ended December 31, 1997. Had the new method been used in the past, the pro forma effect on prior years would have primarily affected 1996 (such costs incurred for periods prior to 1996 are considered immaterial to operations for those periods). The pro forma effect on the years ended December 31, 1997 and 1996 follows (dollars in millions):

                                               1997               1996
                                        ------------------ ------------------
                                           As                 As
                                        Reported Pro Forma Reported Pro Forma
                                        -------- --------- -------- ---------
   Income (loss) from continuing
    operations......................... $(19.0)   $(19.0)   $68.3     $65.5
   Net income (loss)................... $(19.8)   $(17.0)   $74.7     $71.9

NOTE 8--LONG TERM DEBT AND INTERCOMPANY BALANCES PAYABLE TO COLUMBIA/HCA

  A summary of long-term debt follows (including related interest rates at December 31, 1998), (dollars in millions):

                                                                   1998  1997
                                                                   ----- -----
   Total debt, average life of 5 years (rates averaging 5.7%)..... $14.4 $15.4
   Less amounts due within one year...............................   1.0   1.0
                                                                   ----- -----
                                                                   $13.4 $14.4
                                                                   ===== =====

  Intercompany balances represent the net excess of funds transferred to or paid on behalf of Triad over funds transferred to the centralized cash management account of Columbia/HCA. Generally, this balance is increased by cash transfers from and payments of debt made by Columbia/HCA, construction project additions paid by Columbia/HCA, and certain fees and services provided by Columbia/HCA, including information systems services and other operating expenses, such as payroll, interest, insurance and income taxes. Generally, the balance is decreased through daily cash deposits by Triad to the account. Triad is charged interest on the intercompany balances at various rates ranging from 6% to 10% and the interest computations are based on the outstanding balance at each month end. The net intercompany balances were $613.7 million and $525.0 million at December 31, 1998 and December 31, 1997, respectively. Interest expense related to the net intercompany balances was $68.0 million, $59.6 million and $51.0 million for the years ended December 31, 1998, 1997 and 1996, respectively.

  In connection with the Distribution, all amounts payable by Triad to Columbia/HCA will be eliminated, and Triad will assume certain indebtedness from Columbia/HCA.

                             TRIAD HOSPITALS, INC.

NOTE 9--STOCK BENEFIT PLANS

  Triad employees have participated in the Columbia/HCA Healthcare Corporation 1992 Stock and Incentive Plan (the "1992 Plan"). Under the 1992 Plan, stock options are generally granted at no less than the market price on the date of grant. Options are exercisable in whole or in part beginning two to five years after the grant and ending ten years after the grant. The number of options granted to Triad employees under Columbia/HCA's option plan was approximately 327,400 options, 1,121,800 options and 487,091 options, during 1998, 1997 and
1996, respectively.

  Immediately following the Distribution, nonvested Columbia/HCA stock options held by Triad employees will be cancelled and Triad may, in its discretion, grant unvested stock option awards. The vested Columbia/HCA stock options held by Triad employees will generally be converted into a combination of Triad stock options, Columbia/HCA stock options and stock options of Columbia/HCA's other spin-off company, LifePoint Hospitals, Inc., in a manner that preserves the pre-spin-off intrinsic value and the pre-spin-off ratio of the exercise prices to the underlying market value of the related common stock.

  At December 31, 1998 there were approximately 2,482,800 Columbia/HCA stock options held by Triad employees. That amount includes an aggregate of approximately 2,011,400 unvested options that will be cancelled. Triad cannot currently determine the number of shares of its common stock that will be subject to any discretionary grants of options by Triad after the Distribution.

  The following table summarizes information regarding the options outstanding at December 31, 1998:

                                  Options Outstanding        Options Exercisable
                            -------------------------------- --------------------
                                         Weighted
                                          Average   Weighted             Weighted
                              Number     Remaining  Average    Number    Average
                            Outstanding Contractual Exercise Exercisable Exercise
 Range of Exercise Prices   at 12/31/98    Life      Price   at 12/31/98  Price
 ------------------------   ----------- ----------- -------- ----------- --------
 $11.55 to $12.22........       45,900    4 years    $11.85     45,900    $11.85
  0.40 to  26.50.........      171,000    5 years     24.59    132,600     24.17
 26.52 to  32.50.........      329,600    6 years     27.91    167,100     27.90
 33.67 to  37.92.........      487,100    7 years     37.12    123,400     37.12
 28.19 to  39.88.........    1,121,800    8 years     33.81      2,400     39.88
     26.47...............      327,400    9 years     26.47         --        --
                             ---------                         -------
                             2,482,800                         471,400
                             =========                         =======

  Triad has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, but continues to measure stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. If Triad had measured compensation cost for the Columbia/HCA stock options granted to its employees during 1998, 1997 and 1996 under the fair value based method prescribed by SFAS 123, the net income (loss) would have been changed to the pro forma amounts set forth below (dollars in millions):

                                                            1998    1997   1996
                                                           ------  ------  -----
   Net income (loss)
     Reported............................................. $(87.1) $(19.8) $74.7
     Pro forma............................................ $(88.0) $(20.8) $74.3
   Basic earnings (loss) per share:
     As reported.......................................... $(2.90) $(0.66) $2.49
     Pro forma............................................ $(2.93) $(0.69) $2.48
   Diluted earnings (loss) per share:
     As reported.......................................... $(2.90) $(0.66) $2.47
     Pro forma............................................ $(2.93) $(0.69) $2.45

                             TRIAD HOSPITALS, INC.

NOTE 9--STOCK BENEFIT PLANS (Continued)


  The fair values of Columbia/HCA stock options granted to Triad employees used to compute pro forma net income disclosures were estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions used by Columbia/HCA:

                                                          1998    1997    1996
                                                         ------- ------- -------
   Risk free interest rate..............................   4.74%   5.61%   5.81%
   Expected life........................................ 6 years 6 years 6 years
   Expected volatility..................................  23.90%  23.90%  23.90%
   Expected dividend yield..............................    .30%    .23%    .19%

  The weighted-average fair values of Columbia/HCA stock options granted to Triad employees during the years ended 1998, 1997 and 1996 were $8.77, $12.03 and $13.47 per option, respectively.

  The pro forma amounts above are not necessarily representative of the effects of stock-based awards on future pro forma net income because (1) future grants of employee stock options by management may not be comparable to awards made to employees while Triad was a part of Columbia/HCA, (2) the assumptions used to compute the fair value of any stock option awards will be specific to Triad and therefore may not be comparable to the Columbia/HCA assumptions used and (3) they exclude the pro forma compensation expense related to unvested stock options granted before 1996.

NOTE 10--RETIREMENT PLANS

  Triad participates in Columbia/HCA's defined contribution retirement plans, which cover substantially all employees. Benefits are determined primarily as a percentage of a participant's earned income and are vested over specific periods of employee service. Retirement plan expense was $21.0 million, $18.6 million and $15.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. Amounts approximately equal to retirement plan expense are funded annually.

NOTE 11--CONTINGENCIES

 Significant Legal Proceedings

  Various lawsuits, claims and legal proceedings have been and are expected to be instituted or asserted against Columbia/HCA and Triad, including those relating to shareholder derivative and class action complaints; purported class action lawsuits filed by patients and payers alleging, in general, improper and fraudulent billing, coding and physician referrals, as well as other violations of law; certain qui tam or "whistleblower" actions alleging, in general, unlawful claims for reimbursement or unlawful payments to physicians for the referral of patients, as well as other violations and litigation matters. While the amounts claimed may be substantial, the ultimate liability cannot be determined or reasonably estimated at this time due to the considerable uncertainties that exist. Therefore, it is possible that Columbia/HCA's and Triad's results of operations, financial position and liquidity in a particular period could be materially, adversely affected upon the resolution of certain of these contingencies. (See Note 3--Columbia/HCA Investigations, Litigation and Indemnification Rights, for a description of the ongoing government investigations and Columbia/HCA's obligations to indemnify Triad with respect to losses arising from such governmental investigations and related proceedings).

                             TRIAD HOSPITALS, INC.

NOTE 11--CONTINGENCIES (Continued)


 General Liability Claims

  Triad is subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians staff privileges. In certain of these actions claimants may ask for punitive damages against Triad, which are usually not covered by insurance. It is management's opinion that the ultimate resolution of pending claims and legal proceedings will not have a material adverse effect on Triad's results of operations or financial position.

NOTE 12--OTHER CURRENT LIABILITIES AND ALLOWANCES FOR DOUBTFUL ACCOUNTS

  A summary of other current liabilities as of December 31 follows (in millions):

                                                                    1998  1997
                                                                    ----- -----
   Employee benefit plans.......................................... $20.7 $20.6
   Taxes, other than income........................................   9.3   8.5
   Other...........................................................   8.7  10.1
                                                                    ----- -----
                                                                    $38.7 $39.2
                                                                    ===== =====

  A summary of activity in Triad's allowances for doubtful accounts follows (in millions):

                                                         Accounts
                                Balances at Additions  Written off, Balances
                                 Beginning  Charged to    Net of     at End
                                 of Period   Expense    Recoveries  of Period
                                ----------- ---------- ------------ ---------
   Allowances for doubtful
    accounts:
     Year ended December 31,
      1996.....................   $ 59.9      $106.5     $ (63.3)    $103.1
     Year ended December 31,
      1997.....................    103.1       138.5      (104.7)     136.9
     Year ended December 31,
      1998.....................    136.9       138.4      (119.4)     155.9

NOTE 13--EARNINGS PER SHARE

  The following table sets forth the computation of basic and diluted earnings per share from continuing operations (dollars and shares in millions, except per share amounts):

                                                           1998    1997   1996
                                                          ------  ------  -----
Numerator (a):
  Income (loss) from continuing operations............... $(85.5) $(19.0) $68.3
                                                          ======  ======  =====
Denominator (b):
  Share reconciliation:
  Shares used for basic earnings per share...............   30.0    30.0   30.0
  Effect of dilutive securities (c):.....................    --      --     0.3
                                                          ------  ------  -----
  Shares used for diluted earnings per share.............   30.0    30.0   30.3
                                                          ======  ======  =====
Earnings per share:
  Basic earnings (loss) per share from continuing
   operations............................................ $(2.85) $(0.63) $2.28
                                                          ======  ======  =====
  Diluted earnings (loss) per share from continuing
   operations............................................ $(2.85) $(0.63) $2.26
                                                          ======  ======  =====

--------

(a) Amount is used for both basic and diluted earnings per share computations since there is no earnings effect related to the dilutive securities.

(b) Triad expects to issue 30,000,000 shares of Triad common stock on the distribution date. Earnings per share information has been presented as if 30,000,000 shares had been outstanding for all periods presented.

(c) The dilutive effect of approximately 0.2 million shares, related to stock options, for each year ended December 31, 1998 and 1997 was not included in the computation of diluted earnings per share because to do so would have been antidilutive for those periods.

                             TRIAD HOSPITALS, INC.

NOTE 14--UNAUDITED QUARTERLY FINANCIAL INFORMATION

  The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited combined financial statements appearing herein (dollars in millions, except per share amounts).

                                                     1998
                                          ---------------------------------
                                          First   Second  Third      Fourth
                                          ------  ------  ------     ------
   Revenues.............................  $414.0  $399.8  $389.6     $385.3
   Net loss.............................  $ (4.5) $(10.1) $(22.1)(a) $(50.4)(b)
   Basic and diluted loss per share (see
    Note 13)............................  $(0.15) $(0.34) $(0.73)(a) $(1.68)(b)
                                                     1997
                                          ---------------------------------
                                          First   Second  Third      Fourth
                                          ------  ------  ------     ------
   Revenues.............................  $433.2  $415.9  $382.8     $377.4
   Net income (loss):
     Income (loss) before accounting
      change............................  $ 30.0  $ 21.8  $(12.9)    $(55.9)(c)
     Cumulative effect of accounting
      change............................    (2.8)    --      --         --
                                          ------  ------  ------     ------
       Net income (loss)................  $ 27.2  $ 21.8  $(12.9)    $(55.9)
                                          ======  ======  ======     ======
   Basic and diluted earnings (loss) per
    share (see Note 13):
     Income (loss) before accounting
      change............................  $ 1.00  $ 0.72  $(0.43)    $(1.86)(c)
     Cumulative effect of accounting
      change............................   (0.09)    --      --         --
                                          ------  ------  ------     ------
       Net income (loss)................  $ 0.91  $ 0.72  $(0.43)    $(1.86)
                                          ======  ======  ======     ======

--------
(a) During the third quarter of 1998, Triad recorded a $19.3 million pretax charge related to the impairment of certain long-lived assets (See Note 5-- Impairment of Long-lived Assets).

(b) During the fourth quarter of 1998, Triad recorded a $35.8 million pretax charge related to the impairment of certain long-lived assets (See Note 5-- Impairment of Long-lived Assets).

(c) During the fourth quarter of 1997, Triad recorded a $13.7 million pretax charge related to the impairment of certain long-lived assets (See Note 5-- Impairment of Long-lived Assets).